Notice of 2012 Annual Meeting, Proxy Statement and 2011 Annual Report

PHH Corporation

PHH

Five-Year Historical Financial Table

	Year Ended and As of December 31,				
	2011	2010	2009	2008[(1)]	2007
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,214	$ 2,438	$ 2,606	$ 2,056	$ 2,240
Net income (loss) attributable to PHH Corporation	(127)	48	153	(254)	(12)
Basic earnings (loss) per share attributable to PHH Corporation	$ (2.26)	$ 0.87	$ 2.80	$ (4.68)	$ (0.23)
Diluted earnings (loss) per share attributable to PHH Corporation	(2.26)	0.86	2.77	(4.68)	(0.23)
Consolidated Balance Sheets Data:					
Total assets	$ 9,777	$ 11,270	$ 8,123	$ 8,273	$ 9,357
Debt	6,914	8,085	5,160	5,764	6,279
PHH Corporation stockholders' equity	1,442	1,564	1,492	1,266	1,529

(1) Net loss attributable to PHH Corporation for the year ended December 31, 2008 included $42 million of income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net of a $5 million income tax benefit and $30 million impact in net income (loss) attributable to noncontrolling interest).

Market Price of Common Stock

Shares of our Common Stock are listed on the NYSE under the symbol "PHH." The following table sets forth the high and low sales prices for our Common Stock for the periods indicated as reported by the NYSE for the year ended December 31, 2011:

	Stock Price	
	High	Low
January 1, 2011 to March 31, 2011	$25.55	$20.48
April 1, 2011 to June 30, 2011	22.50	19.41
July 1, 2011 to September 30, 2011	20.92	14.36
October 1, 2011 to December 31, 2011	19.27	8.75

Stock Price Performance

The following graph and table compare the cumulative total stockholder return of PHH Common Stock with (i) the Russell 2000 Financial Services Index and (ii) the Russell 2000 Total Return Index.



PHH Common Stock
Russell 2000 Financial Services Index
Russell 2000 Total Return Index
$120
$100
$80
$60
$40
$20
DEC 31, 2006
DEC 31, 2007
DEC 31, 2008
DEC 31, 2009
DEC 31, 2010
DEC 31, 2011

	Amount in Dollars					
	DEC 31, 2006	DEC 31, 2007	DEC 31, 2008	DEC 31, 2009	DEC 31, 2010	DEC 31, 2011
■ PHH Common Stock	100.00	61.10	44.09	55.80	80.19	37.06
● Russell 2000 Financial Services Index	100.00	80.67	58.09	55.83	65.15	60.95
▲ Russell 2000 Total Return Index	100.00	98.43	65.18	82.89	105.14	100.75

The graph and table above assume that $100 was invested in PHH Common Stock, the Russell 2000 Financial Services Index and the Russell 2000 Total Return Index on December 31, 2006. Total stockholder performance returns assume reinvestment of dividends. The stock price performance depicted in the graph and table above may not be indicative of future stock price performance.

PHH Corporation

PHH

Letter from Glen Messina

Dear Fellow PHH Stockholder:

I am pleased to report that our fundamentals remain strong despite economic and regulatory headwinds. Our commitment to high-quality assets provided the foundation for a solid 2011 in both our Mortgage and Fleet Management businesses.

Our company also has gained significant momentum. We have built a client base of leading institutions, and we have been able to leverage that client base and track record into significant scale. We have also begun to implement four key strategies to maximize shareholder value by making PHH more profitable, better capitalized and a better service provider to our clients.

2011 Results

While PHH reported a consolidated net loss of $127 million or $2.26 per share for the year, core earnings (after-tax) and core earnings per share, both of which exclude unrealized changes in the fair value of our mortgage servicing rights and realized and unrealized changes in the fair value of any related hedges, were $182 million and $3.23, respectively.* This compares to consolidated net income of $48 million, or $0.87 per share, and core earnings (after-tax) and core earnings per share of $167 million and $3.01, respectively, for 2010.

2011 Mortgage Highlights

- We continued to grow origination volumes and our servicing portfolio:
  - Mortgage originations grew to $51.9 billion, a 6% increase from 2010, increasing our market share to an estimated 3.9% at year end.[1]
  - Capitalized servicing portfolio grew by 9% to $147 billion in unpaid principal balance at year end, as we originated far more in mortgage loans than were refinanced out of our portfolio.
- We expanded the reach of our business in 2011 by signing five new private label mortgage accounts. These new relationships should help us grow our private label Mortgage business in 2012 and beyond.
- Our mortgage delinquencies at year end remained among the lowest in the industry and approximately half the level reported for large servicers.[2]

2011 Fleet Highlights

- We achieved a second consecutive year of double-digit segment profit growth, by emphasizing fee-based services to clients and growth in truck lease syndications.
- Segment profit was $75 million, up 19% from 2010.
- Our culture of customer-centric employees and technology innovation were key drivers of high client retention rates, expansion of core fleet services and success in new client signings in the United States and Canada.

Liquidity Update

Maintaining a sound and stable financial foundation is an important component of our business, and I am pleased to report that we have recently strengthened our liquidity position significantly. At March 31, 2012 we had more than adequate liquidity to run our businesses and retire our 2012 convertible notes, and we are well-positioned to pre-fund our 2013 unsecured notes during 2012.

(continued)

In December 2011 and January 2012, we were successful in accessing the capital markets:

- In December 2011, we issued $100 million of 9¼% senior notes due 2016 and upsized the committed funding capacity available under our Chesapeake Variable Funding Notes by $300 million.
- In January 2012, we issued $250 million in aggregate principal amount of 6% convertible senior notes due 2017 and used a portion of the proceeds to repurchase $48 million in face value of 4% convertible notes due 2012.

Four Key Strategies to Create Shareholder Value

All of us at PHH are focused on maximizing shareholder value by making PHH more efficient from both an operating and financial perspective, while leveraging our scale and franchise to improve our profitability. We will achieve this goal by intensely following four key strategies.

First, we will pursue **disciplined growth in our franchise platforms** – Mortgage Private Label Solutions, our Mortgage Realogy relationship and our Fleet Management business. We intend to manage each of our Mortgage and Fleet businesses, which both enjoy differentiated market positions, to generate positive cash flow.

Second, we will pursue **operational excellence** by improving speed, cost, quality, and scalability of our core business processes. In particular for our Mortgage business, eliminating operating defects will be critical to reducing costs, improving our returns and maintaining a sustainable competitive position.

Third, we will maintain an **unwavering commitment to customer service**, reinforced by integrity, ethics and compliance. Our clients view PHH as an extension of their own businesses, requiring heightened engagement, responsiveness and adherence to the highest service standards to deliver an industry-leading customer experience.

Fourth, in the near term, we will **prioritize liquidity, cash flow generation and deleveraging the balance sheet**. A sound and stable financial foundation established by proper execution of this strategy will allow us to execute the first three strategies and pursue opportunities to maximize value from a position of strength.

Outlook for 2012

Although some of our liquidity actions may have a negative impact on our 2012 results, I firmly believe that the implementation of these strategies will enable PHH to produce strong cash flows and attractive returns for our stockholders in the future.

Over the last few months, our strategies have taken shape, and we are executing against them with confidence, accuracy and optimism.

Despite an uncertain economic outlook, an ever-changing regulatory environment and the unpredictable nature of the financial markets, PHH has remained an industry leader in both the Mortgage and Fleet Management businesses – and we will continue to lead the way.

In closing, I want to thank our stockholders, clients, partners and employees for supporting the vision for our company, your patience during times of change, and your trust in us.

Sincerely,

Glen A. Messina
President and Chief Executive Officer
April 27, 2012

1. Based on 2011 statistics from *Inside Mortgage Finance*, January 27, 2012.
2. Based on 2011 statistics from *Inside Mortgage Finance*, February, 24, 2012. PHH delinquency rate based on Unpaid Principal Balance.

* NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core earnings (after-tax) and core earnings per share are financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). See Non-GAAP Reconciliations below for a reconciliation of these measures to the most directly comparable GAAP financial measures as required by Regulation G.

Core earnings (after-tax) and core earnings per share involve differences from Net income (loss) attributable to PHH Corporation and Basic earnings (loss) per share attributable to PHH Corporation computed in accordance with GAAP. Core earnings (after-tax) and core earnings per share should be considered as supplementary to, and not as a substitute for, Net income (loss) attributable to PHH Corporation or Basic earnings (loss) per share attributable to PHH Corporation computed in accordance with GAAP as a measure of the Company's financial performance.

The Company believes that these Non-GAAP Financial Measures can be useful to investors because they provide a means by which investors can evaluate the Company's underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period.

The Company also believes that any meaningful analysis of the Company's financial performance by investors requires an understanding of the factors that drive the Company's underlying operating performance, which can be obscured by significant unrealized changes in value of the Company's mortgage servicing rights, as well as any gain or loss on derivatives that are intended to offset market-related fair value adjustments on the Company's mortgage servicing rights, in a given period that are included in Net income (loss) attributable to PHH Corporation and Basic earnings (loss) per share attributable to PHH Corporation in accordance with GAAP.

Core earnings (after-tax) and core earnings per share

Core earnings (after-tax) and core earnings per share measure the Company's financial performance excluding unrealized changes in fair value of the Company's mortgage servicing rights that are based upon projections of expected future cash flows and prepayments, as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. The changes in fair value of mortgage servicing rights and related derivatives are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period.

Value lost from actual prepayments and recurring cash flows are recorded when actual cash payments or prepayments of the underlying loans are received, and are included in core earnings based on the current fair value of the mortgage servicing rights at the time the payments are received.

The presentation of core earnings is designed to more closely align the timing of recognizing the actual value lost from prepayments in the mortgage servicing segment with the associated value created through new originations in the mortgage production segment. The Company believes that it will likely replenish most, if not all, realized value lost from changes in value from actual prepayments through new loan originations and actively manages and monitors economic replenishment rates to measure its ability to continue to do so. Therefore, management does not believe the unrealized change in value of the mortgage servicing rights is representative of the economic change in value of the business as a whole.

Core earnings metrics are used in managing the Company's mortgage business. The Company has also designed certain management incentives based upon the achievement of core earnings targets, subject to potential adjustments that may be made at the discretion of the Human Capital and Compensation Committee of the Company's Board of Directors.

Limitations on the use of Core Earnings

Since core earnings (after-tax) and core earnings per share measure the Company's financial performance excluding unrealized changes in value of mortgage servicing rights, such measures may not appropriately reflect the rate of value lost on subsequent actual payments or prepayments over time. As such, core earnings (after-tax) and core earnings per share may tend to overstate operating results in a declining interest rate environment and understate operating results in a rising interest rate environment, absent the effect of any offsetting gains or losses on derivatives that are intended to offset changes in fair value on the Company's mortgage servicing rights.

NON-GAAP RECONCILIATIONS – CORE EARNINGS
(In millions, except per share data)
See "Note Regarding Non-GAAP Financial Measures" for a description of the uses and limitations of these Non-GAAP Financial Measures.

Regulation G Reconciliation

	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income (loss) attributable to PHH Corporation — as reported	$ (127)	$ 48
Certain MSR fair value adjustments:		
Market-related, net of taxes(1)(3)	301	98
Credit-related, net of taxes(2)(3)	6	21
Net derivative loss related to MSRs	2	—
Core earnings (after-tax)	$ 182	$ 167
Basic earnings (loss) per share attributable to PHH Corporation — as reported	$ (2.26)	$ 0.87
Certain MSR fair value adjustments:		
Market-related, net of taxes(1)(4)	5.34	1.76
Credit-related, net of taxes(2)(4)	0.12	0.38
Net derivative loss related to MSRs	0.03	—
Core earnings per share	$ 3.23	$ 3.01

(1) Represents the Change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

(2) Represents the Change in fair value of MSRs primarily due to the impact of changes in estimated portfolio delinquencies and foreclosures.

(3) An incremental effective tax rate of 41% was applied to the MSRs fair value adjustments to arrive at the net of taxes amounts.

(4) Basic weighted-average shares outstanding of 56.349 million and 55.480 million for the years ended December 31, 2011 and 2010, respectively, were used to calculate per share amounts.

FORWARD-LOOKING STATEMENTS

Certain statements in this Notice of 2012 Annual Meeting, Proxy Statement and 2011 Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. You should understand that these statements are not guarantees of performance or results and are preliminary in nature. Statements preceded by, followed by or that otherwise include the words "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may result," "will result," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in our periodic reports filed with the Securities and Exchange Commission under the Exchange Act, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws and applicable stock exchange listing standards, and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events.

PHH Corporation

April 27, 2012

Dear Fellow Stockholder:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation (the "Company"), which will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Wednesday, June 6, 2012, at 10:00 a.m., local time. At the Annual Meeting, stockholders will be asked to vote on the matters described in the accompanying Notice of 2012 Annual Meeting.

YOUR VOTE IS EXTREMELY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

In order to ensure that your shares are represented at the Annual Meeting, whether you plan to attend or not, please vote in accordance with the enclosed instructions. You can vote your shares by telephone, electronically via the Internet or by completing and returning the enclosed proxy card or vote instruction form. If you vote using the enclosed proxy card or vote instruction form, you must sign, date and mail the proxy card or vote instruction form in the enclosed envelope. If you decide to attend the Annual Meeting and wish to modify your vote, you may revoke your proxy and vote in person at the meeting.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission, we are furnishing via the Internet our proxy statement and other proxy materials to stockholders holding less than 1,000 shares of our common stock as of the record date for the Annual Meeting. We believe this e-proxy process reduces the environmental impact of our Annual Meeting, reduces our printing and postage costs, and expedites the receipt of proxy materials by our stockholders.

Thank you for your continued interest in PHH Corporation. We look forward to seeing you at the meeting.

Sincerely,

Glen A. Messina
President and Chief Executive Officer

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

NOTICE OF 2012 ANNUAL MEETING

To Our Stockholders:

The 2012 Annual Meeting of Stockholders of PHH Corporation (the "Company") will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Wednesday, June 6, 2012, at 10:00 a.m., local time (the "Annual Meeting"), for the following purposes:

1. To elect three Class I directors;

2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2012;

3. To conduct an advisory vote concerning the compensation of our named executive officers; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 26, 2012 as the record date for the Annual Meeting. Only stockholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors

William F. Brown
Senior Vice President, General Counsel and Secretary

April 27, 2012

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 6, 2012.

THIS NOTICE OF 2012 ANNUAL MEETING, PROXY STATEMENT AND 2011 ANNUAL REPORT IS AVAILABLE ON THE INTERNET AT:
http://www.proxyvote.com

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PROXY STATEMENT FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is being furnished to the holders of common stock, par value $0.01 per share, of PHH Corporation, a Maryland corporation (the "Company"), in connection with the solicitation by our Board of Directors of proxies to be voted at the 2012 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Wednesday, June 6, 2012, at 10:00 a.m., local time, or at any postponement or adjournment of the Annual Meeting, for the purposes set forth in the accompanying Notice of 2012 Annual Meeting.

This Proxy Statement and the other proxy materials are being mailed to stockholders and are first being made available via the Internet on or about April 27, 2012. If a stockholder executes and returns the enclosed proxy card or vote instruction form or submits vote instructions to us by telephone or via the Internet, the stockholder may nevertheless revoke their proxy at any time prior to its use by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date or by submitting revised vote instructions to us by telephone or via the Internet prior to 11:59 p.m. EDT on Tuesday, June 5, 2012, in accordance with the instructions on the enclosed proxy card or vote instruction form. A stockholder who attends the Annual Meeting in person may revoke his or her proxy at that time and vote in person if so desired.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Unless revoked or unless contrary instructions are given, each proxy that is properly signed, dated and returned or authorized by telephone or via the Internet in accordance with the instructions on the enclosed proxy card or vote instruction form prior to the start of the Annual Meeting will be voted as indicated on the proxy card or via telephone or the Internet and if no indication is made, each such proxy will be deemed to grant authority to vote, as applicable:

(1) Proposal 1: ***FOR*** the election of each of Messrs. James O. Egan, Allan Z. Loren and Gregory J. Parseghian as Class I directors, each to serve until the 2015 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation (the "Director Election Proposal");

(2) Proposal 2: ***FOR*** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 (the "Ratification of Auditors Proposal");

(3) Proposal 3: ***FOR*** the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K (the "Say on Pay Vote"); and

(4) At the discretion of the persons named in the enclosed proxy card or vote instruction form, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "*FOR*" THE ELECTION OF EACH OF THE NOMINEES LISTED UNDER THE DIRECTOR ELECTION PROPOSAL, "*FOR*" THE RATIFICATION OF AUDITORS PROPOSAL AND "*FOR*" THE SAY ON PAY VOTE.

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT THE 2012 ANNUAL MEETING

Why am I receiving these proxy materials?

You are receiving these proxy materials because our Board of Directors (the "Board") is soliciting your proxy to cast your vote at the 2012 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation, a Maryland corporation ("we," "our," "us," "PHH" or the "Company"), and any adjournment or postponement of the Annual Meeting. This Proxy Statement, the accompanying Notice of 2012 Annual Meeting, our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the "SEC") on February 28, 2012 (the "2011 Annual Report"), and the enclosed proxy card or vote instruction form for those stockholders that have been sent printed copies of our proxy materials are being mailed to stockholders or are first being made available to stockholders via the Internet on or about April 27, 2012.

When and where is the Annual Meeting going to be held?

The Annual Meeting will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Wednesday, June 6, 2012, at 10:00 a.m., local time. Registration and seating will begin at 9:00 a.m., local time.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will vote on the matters described in the accompanying Notice of 2012 Annual Meeting and this Proxy Statement. The only matters expected to be voted upon at the Annual Meeting are (1) the Director Election Proposal, (2) the Ratification of Auditors Proposal, and (3) the Say on Pay Vote.

What are the Board's recommendations for how I should vote my shares?

The Board recommends that you vote your shares as follows:

- Proposal 1: ***FOR*** the election of each of Messrs. James O. Egan, Allan Z. Loren and Gregory J. Parseghian as Class I directors, each to serve until the 2015 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation;
- Proposal 2: ***FOR*** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and
- Proposal 3: ***FOR*** the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K.

Who can attend the Annual Meeting?

Only stockholders of record as of the close of business on March 26, 2012, or their duly appointed proxies, may attend the Annual Meeting. Stockholders will be asked to present valid picture identification, such as a driver's license or passport. Please note that, if you hold your shares in "street name" (that is, through a bank, broker or other nominee), you must bring either a copy of the vote instruction form provided by your bank, broker or other nominee or a copy of a brokerage statement reflecting your stock ownership as of the record date.

Cameras and video recording devices will not be permitted at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days prior to the Annual Meeting during ordinary business hours at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, our principal place of business, and ending on the date of the Annual Meeting.

Do I need an admission ticket to attend the Annual Meeting?

Yes. Attendance at the Annual Meeting will be limited to stockholders of record as of the record date, their authorized representatives and our guests. Admission will be by admission ticket only. For registered stockholders, the top portion of the proxy card enclosed with the Proxy Statement will serve as an admission ticket. If you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank, broker or other nominee, you should request an admission ticket from your bank, broker or other nominee or send a request in writing to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, and include proof of ownership of PHH Corporation common stock, such as a bank or brokerage firm account statement or letter from the bank, broker or other nominee holding your stock, confirming your beneficial ownership. Stockholders who do not obtain admission tickets in advance of the Annual Meeting may obtain them on the date of the Annual Meeting at the registration desk upon verifying their stock ownership as of the record date. In accordance with our security procedures, all persons attending the Annual Meeting must present picture identification along with their admission ticket or proof of beneficial ownership in order to gain admission to the meeting. Admission to the Annual Meeting will be expedited if admission tickets are obtained in advance. Admission tickets may be issued to others at our discretion.

How many votes must be present at the Annual Meeting to constitute a quorum?

Stockholders holding a majority of the issued and outstanding shares of our common stock as of the record date, March 26, 2012, must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. As of the record date, there were 56,613,019 shares of our common stock issued and outstanding. Shares represented by abstentions on any proposal to be acted upon by stockholders at the Annual Meeting will be treated as present at the Annual Meeting for purposes of determining whether a quorum is present.

How many votes can be cast by all stockholders?

56,613,019 votes may be cast at the Annual Meeting. Each stockholder is entitled to cast one vote for each share of common stock held by such stockholder as of the record date. There is no cumulative voting and the holders of our common stock vote together as a single class.

What vote is needed for each of the proposals to be adopted?

- Proposal 1—Director Election Proposal: Directors are elected by a plurality of the votes cast by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. The three candidates with the highest number of "***FOR***" votes will be elected, subject to our majority vote standard for directors in uncontested elections as set forth in our Corporate Governance Guidelines and described below. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast for the election of directors and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for purposes of determining whether a quorum is present at the meeting.

  Under our Corporate Governance Guidelines, a director that fails to receive more votes cast "for" than "against" his or her election or re-election is expected to tender his or her resignation from the Board and, within 90 days following certification of the stockholder vote, the Corporate Governance Committee of the Board is required to determine whether to accept the director's resignation and to submit such recommendation for prompt consideration by the Board. Under our Corporate Governance Guidelines, the Board is required to act on any such recommendation from the Corporate Governance Committee and the Board shall nominate for election or re-election as director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation.

- Proposal 2—Ratification of Auditors Proposal: Approval of the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote.
- Proposal 3—Say on Pay Vote: Approval of the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions and broker non-votes, if any, will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote. Although the Say on Pay Vote is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future executive compensation decisions.
- Other business: All other business that may properly come before the Annual Meeting requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast or shares voting on the proposal and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for the purpose of determining whether a quorum is present at the meeting.

What is a broker non-vote?

Generally, a broker non-vote occurs when shares held by a bank, broker or other nominee for a beneficial owner are not voted with respect to a particular proposal because (i) the nominee has not received voting instructions from the beneficial owner and (ii) the nominee lacks discretionary voting power to vote such shares. Under the rules of The New York Stock Exchange, LLC (the "NYSE"), a nominee does not have discretionary voting power with respect to "non-routine" matters.

"Non-routine" matters under the NYSE's rules include director elections, whether contested or uncontested, and votes concerning executive compensation and certain corporate governance proposals. As a result, your bank, broker or other nominee may only vote your shares on "non-routine" matters if you have provided your bank, broker or other nominee with specific voting instructions.

Thus, if your shares are held in "street name" and you do not provide instructions as to how your shares are to be voted on "non-routine" matters, your bank, broker or other nominee will not be able to vote your shares on your behalf and your shares will be reported as "broker non-votes." For matters that are still considered "routine" under the NYSE's rules (e.g., ratification of auditors), your bank, broker or other nominee may continue to exercise discretionary voting authority and may vote your shares on your behalf for such routine matters even if you fail to provide your bank, broker or other nominee with specific voting instructions as to how you would like your shares voted on such routine matters.

We urge you to provide instructions to your bank, broker or other nominee so that your votes may be counted for each proposal to be voted upon. You should vote your shares by following the instructions provided on the vote instruction form that you receive from your bank, broker or other nominee.

How do I vote?

You can vote in person or by valid proxy received by telephone, via the Internet or by mail. We urge you to vote by doing one of the following:

- *Vote by Telephone:* You can vote your shares by calling the toll-free number indicated on your proxy card using a touch-tone telephone 24 hours a day. Easy-to-follow voice prompts enable you to vote your shares and confirm that your voting instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote by telephone.
- *Vote by Internet:* You can also vote via the Internet by following the instructions on your proxy card. The website address for Internet voting is indicated on your proxy card. Internet voting is also available 24 hours per day. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote via the Internet.
- *Vote by Mail:* If you choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received on or before June 5, 2012.

The deadline for voting by telephone or electronically through the Internet is 11:59 p.m. EDT on June 5, 2012.

Can I change my vote?

Yes. A proxy may be revoked at any time prior to the voting at the Annual Meeting by submitting a later dated proxy (including a proxy authorization submitted by telephone or electronically through the Internet prior to the deadline for voting by telephone or the Internet), by giving timely written notice of such revocation to our Corporate Secretary in advance of the Annual Meeting or by attending the Annual Meeting and voting in person. However, if you hold shares in "street name," you may not vote shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record. Only the latest dated and properly executed or authorized proxy that you timely submit will be counted.

Could other matters be decided at the Annual Meeting?

The Board does not intend to bring any matter before the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy, or their duly appointed substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act in respect of any such matters in their discretion.

How do participants in our employee savings plans vote?

For participants in the PHH Corporation Employee Savings Plan and the PHH Home Loans, LLC Employee Savings Plan (the "Savings Plans") with shares of our common stock credited to their accounts, voting instructions for the trustees of the Savings Plans are also being solicited through this Proxy Statement. In accordance with the provisions of the Savings Plans, the respective trustees will vote shares of our common stock in accordance with instructions received from the plan participants to whose accounts such shares are credited. To the extent such instructions are not received prior to 11:59 p.m. EDT on June 1, 2012, the trustees of the Savings Plans will vote the shares with respect to which they have not received instructions proportionately in accordance with the votes received for shares which they have received instructions. Instructions given with respect to shares in accounts of the Savings Plans may be changed or revoked only in writing, and no such instructions may be revoked after 11:59 p.m. EDT on June 1, 2012. Participants in the Savings Plans are not entitled to vote in person at the Annual Meeting. If a participant in the Savings Plans has shares of our common stock credited to his or her account and also owns other shares of our common stock in registered form or through a bank, broker or other nominee, he or she should receive a separate proxy card or vote instruction form for shares credited to his or her account in the Savings Plans and any other shares that he or she owns. All such proxy cards and vote instruction forms should be completed, signed and returned to ensure that votes are cast for all shares owned either directly or beneficially.

What if I vote for some but not all of the proposals?

Shares of our common stock represented by proxies received by us (whether received through the return of the enclosed proxy card or received via telephone or the Internet) where the stockholder has provided voting instructions with respect to the proposals described in this Proxy Statement, including the Director Election Proposal, the Ratification of Auditors Proposal, and the Say on Pay Vote will be voted in accordance with the voting instructions so made. If your proxy card is properly executed and returned but does not contain voting instructions as to one or more of the proposals to be voted upon at the Annual Meeting, or if you give your proxy by telephone or via the Internet without indicating how you want to vote on each of the proposals to be voted upon at the Annual Meeting, your shares will be voted:

- ***FOR*** the Director Election Proposal;
- ***FOR*** the Ratification of Auditors Proposal;
- ***FOR*** the Say on Pay Vote; and
- At the discretion of the persons named in the enclosed proxy card or vote instruction form, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

If your shares are held in street name and you do not properly instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee may either use its discretion to vote your shares on matters deemed "routine" by the NYSE or may not vote your shares. For any matters deemed "non-routine" by the NYSE, your bank, broker or other nominee would not be able to vote your shares on such matters. We encourage you to provide instructions to your bank, broker or other nominee by carefully following the instructions provided to ensure that your shares are voted at the Annual Meeting in accordance with your desires.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies on behalf of our Board. Our directors, officers and employees may solicit proxies on our behalf in person or by telephone, facsimile or electronically through the Internet, as described above. We have engaged Broadridge Financial Solutions, Inc. ("Broadridge") to assist us in the distribution and solicitation of proxies. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending our proxy materials to beneficial owners of our common stock as of the record date.

Who will count and certify the vote?

Representatives of Broadridge will count the votes and certify the voting results. The voting results are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days following the conclusion of the Annual Meeting.

How can I access the proxy materials and 2011 Annual Report electronically?

Copies of the Notice of 2012 Annual Meeting, Proxy Statement and 2011 Annual Report, as well as other materials filed by us with the SEC, are available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. You can elect to receive future annual reports, proxy statements and other proxy materials electronically by marking the appropriate box on your proxy card or vote instruction form or by following the instructions provided if you vote by telephone or via the Internet.

Copies of our Corporate Governance Guidelines, Independence Standards for Directors, Code of Business Conduct and Ethics for Directors, Code of Conduct for employees and officers, and the charters of each standing committee of our Board, including our Audit Committee, Human Capital and Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee, are also available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

PROPOSAL 1—TO ELECT THREE CLASS I DIRECTORS

The Board has nominated Messrs. James O. Egan, Allan Z. Loren and Gregory J. Parseghian, currently Class I directors, for re-election at the Annual Meeting, each to serve as Class I directors until the 2015 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Shares of our common stock represented by duly authorized proxies will be voted ***FOR*** Messrs. Egan, Loren and Parseghian, or any substitute nominee or nominees designated by the Board if, prior to the Annual Meeting, any nominee should become unable to serve, unless the Board determines to reduce the total number of directors in accordance with our Articles of Amendment and Restatement (as amended) (the "Charter") and amended and restated by-laws.

THE BOARD RECOMMENDS A VOTE "*FOR*" THE ELECTION OF EACH DIRECTOR NOMINATED BY THE BOARD USING THE ENCLOSED PROXY CARD OR VOTE INSTRUCTION FORM. UNLESS MARKED TO THE CONTRARY, PROPERLY EXECUTED PROXY CARDS RECEIVED BY US WILL BE VOTED "*FOR*" THE ELECTION OF EACH DIRECTOR NOMINATED BY THE BOARD.

BOARD OF DIRECTORS

Our Board currently consists of nine members. The principal occupations of, and certain other information regarding, each of the Class I director nominees and our other incumbent directors, as of April 27, 2012, are set forth below. During 2011, our Board held twenty-four meetings and each incumbent director and director nominee attended at least 90% of the meetings held by the Board during the period in which each such director served as a member of the Board. All directors are expected to attend each regularly scheduled meeting of the Board, as well as each annual meeting of our stockholders (subject to certain limited exceptions). All of our directors that were serving as directors on June 8, 2011, attended the 2011 Annual Meeting of Stockholders held on June 8, 2011.

Nominees to Serve as Class I Directors—Term Expires in 2015

James O. Egan, 63, serves as our Non-Executive Chairman of the Board and has served as a director since March 30, 2009. Mr. Egan served as a Managing Director of Investcorp International, Inc., an alternative asset management firm specializing in private equity, hedge fund offerings and real estate and technology investments, from 1998 through 2008. Mr. Egan was the partner-in-charge, M&A Practice, U.S. Northeast Region for KPMG LLP from 1997 to 1998 and served as the Senior Vice President and Chief Financial Officer of Riverwood International, Inc. from 1996 to 1997. Mr. Egan began his career with PricewaterhouseCoopers (formerly Coopers & Lybrand) in 1971 and served as partner from 1982 to 1996 and a member of the Board of Partners from 1995 to 1996. Mr. Egan possesses over forty years of business experience involving companies of varying sizes from start-ups to Fortune 500 public companies operating across numerous industries, including twenty-five years of public accounting experience having served as lead audit partner involved in the audits of annual financial statements of numerous public companies. He also has ten years of private equity experience working with portfolio companies in the US and Europe to create shareholder value. Mr. Egan also currently serves as a director of New York & Company, Inc. and privately-held Thermadyne Technologies Holdings, Inc. and Dots, LLC. Mr. Egan's broad business, strategic, operational, financial, and private equity experience led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Allan Z. Loren, 73, has served as a director since June 10, 2009. Mr. Loren currently serves as an Executive Coach to chief executive officers. He served as both Chairman and Chief Executive Officer of Dun & Bradstreet from 2000 through 2004 and as Chairman in 2005. Prior to joining Dun & Bradstreet, he served as Executive Vice President and Chief Information Officer of American Express from 1994 to 2000, as President and Chief Executive Officer of Galileo International from 1991 to 1994, as President of Apple Computer USA from 1988 to 1990, and as Chief Information Officer of Apple Computer from 1987 to 1988. Mr. Loren was also the Chief Administrative Officer and Chief Information Officer of Cigna from 1979 to 1987 and 1971 to 1987, respectively. He currently serves as a director of Iron Mountain Inc. and on the Board of Trustees of Queens College, City University of New York as a director. Mr. Loren previously served on the board of directors of Fair Isaac Corporation, Hershey Foods, Reynolds & Reynolds, U.S. Cellular, and Venator Group (currently known as Foot Locker, Inc.) Mr. Loren's operational, technological, executive coaching and leadership experience, including experience leading transformational change, led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Gregory J. Parseghian, 51, has served as a director since June 10, 2009. Mr. Parseghian is currently a private investor and, from September 2007 through December 2008, served as Director of Research for Brahman Capital. He has substantial experience in the financial and mortgage industries, having served in executive positions at First Boston Corp., BlackRock Financial Management and Salomon Brothers from 1982 through 1995. In 1996, Mr. Parseghian became Chief Investment Officer of Freddie Mac and served in that position until June 2003 at which time he was promoted by Freddie Mac's board of directors to serve as Chief Executive Officer until December 2003. He previously served on the board of directors of the Armenian Church Endowment Fund and The Langley School, both of which are non-profit organizations, and Everquest Financial, Ltd., a specialty finance holding company. Mr. Parseghian has had over twenty-five years of progressively increasing responsibility in the areas of investment banking, investment management and risk management. His background includes substantial involvement in the analysis, securitization and management of mortgage-backed securities. Mr. Parseghian's mortgage industry and risk management experience led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Continuing Class II Directors—Term Expires in 2013

Thomas P. (Todd) Gibbons, 55, has served as a director since July 1, 2011. Mr. Gibbons currently serves as a Vice Chairman and Chief Financial Officer of The Bank of New York Mellon Corporation and BNY Mellon, N.A. Mr. Gibbons served as Chief Risk Officer of BNY Mellon from July 2007 to July 2008. Prior to the merger of The Bank of New York with Mellon Financial Corporation, Mr. Gibbons served as Senior Executive Vice President and Chief Financial Officer of The Bank of New York Company, Inc. from September 2006 until June 2007, and in various other capacities at The Bank of New York Company, Inc. since 1986. Mr. Gibbons currently serves on the Board of Managers of ConvergEx Holdings, LLC, is on the advisory board of Wake Forest University's Business School and is also on the board of the Summit Area YMCA. Mr. Gibbon's senior financial management and leadership experience in the financial services industry led to a conclusion that it is appropriate that he continue to serve as a director.

Deborah M. Reif, 59, has served as a director since April 1, 2010. Ms. Reif served most recently as Chief Executive Officer and President of the Equipment Services division of General Electric Company, a global transportation equipment enterprise, from 2006 through 2009 with responsibility for a global operating lease portfolio and a supply chain service strategy. From 2005 to 2006, Ms. Reif served as President of Digital Media of NBC Universal where she led the transformation of that operation to a digital business model. Prior to that, Ms. Reif served as Executive Vice President of Financial Structuring for NBC Universal where she led the assessment and restructuring of the Universal Theme Park portfolio from 2004 through 2005. From 2001 through 2004, she served as Chairman and Chief Executive Officer of Financial Guaranty Insurance Company and earlier in her career, in various financial roles of increasing importance with GE Capital from 1971 through 2001. Ms. Reif's financial, risk management and relevant operational experience and leadership roles within a large, publicly-traded global enterprise led to a conclusion that it is appropriate that she continue to serve as a director.

Carroll R. Wetzel, Jr., 68, has served as a director since January 1, 2010. Mr. Wetzel also serves as a director of Exide Technologies, Inc. He previously served as Vice Chairman and lead director at Arch Wireless from 2001 through 2002; as non-executive Chairman of the Board of Directors of Safety Components International from 2000-2005; as a director of Laidlaw International, Inc. from 2004 to 2007; as a director of Brink's Home Security Holdings, Inc. from 2008-2010; and as a director of The Brink's Company during 2008. Before that, he spent approximately 20 years working in investment banking and corporate finance. From 1988 to 1996, Mr. Wetzel served as head of the Merger and Acquisition Group at Chemical Bank and following its merger with Chase Manhattan Bank as co-head of the Merger and Acquisition Group and also previously served as a corporate finance officer at Dillon Read & Co., Inc. and Smith Barney. Mr. Wetzel's investment banking and financial services industry experience and his past service as a member of several other public company Board's led to a conclusion that it is appropriate that he continue to serve as a director.

Continuing Class III Directors—Term Expires in 2014

James W. Brinkley, 75, has served as a director since January 31, 2005. In July 2009, Mr. Brinkley became Vice Chairman of Morgan Stanley Smith Barney Global Wealth Management, effective with the new joint venture of Morgan Stanley and Smith Barney. In December 2005, Mr. Brinkley became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup Inc.'s acquisition of Legg Mason Wood Walker, Incorporated ("LMWW"). Mr. Brinkley served as a director of Legg Mason, Inc., a holding company that, through its subsidiaries, provides financial services to individuals, institutions, corporations, governments and government agencies since its formation in 1981. Mr. Brinkley has served as a Senior Executive Vice President of Legg Mason, Inc. since December 1983. Mr. Brinkley became Chairman of LMWW, Legg Mason Inc.'s principal brokerage subsidiary, in February 2004. Mr. Brinkley previously served as LMWW's Vice Chairman and Chief Executive Officer from July 2003 through February 2004, as its President from 1985 until July 2003 and as its Chief Operating Officer from February 1998 until July 2003. Mr. Brinkley is Chairman of the Mason School of Business Foundation Board of the College of William and Mary, the Founding Board Chair of Business Volunteers Unlimited of Maryland and a former Director of AARP Services Inc. and former Chairman of the Securities Industry Association. Mr. Brinkley's nearly five decades of senior management and leadership experience in the financial services industry, as well as his past contributions to the Board, led to a conclusion that it is appropriate that he continue to serve as a director. As previously disclosed, Mr. Brinkley has informed the Board of Directors of his intention to retire from the Board as of June 30, 2012.

Glen A. Messina, 50, has served as a director and as President and Chief Executive Officer since January 3, 2012. Mr. Messina served as our Chief Operating Officer from July 2011 to December 2011. Prior to joining PHH, Mr. Messina spent 17 years at General Electric Company ("GE") most recently as Chief Executive Officer of GE Chemical and Monitoring Solutions, a global water and process specialty chemicals services business, from 2008 until July 2011. Previously, Mr. Messina served as Chief Financial Officer of GE Water and Process Technologies from 2007 to 2008 and Chief Financial Officer of GE Equipment Services from 2002 to 2007. Prior thereto, Mr. Messina served in various other senior level positions at GE including, at GE Capital Mortgage Corporation, Chief Executive Officer from 1998 to 2000 and Chief Financial Officer from 1996 to 1998. Mr. Messina's position as our President and Chief Executive Officer and his operational and leadership experience led to a conclusion that it is appropriate that he continue to serve as a director.

Charles P. Pizzi, 61, has served as a director since January 26, 2012. Mr. Pizzi was a member of the Board of Directors of the Federal Reserve Bank of Philadelphia from 2006 through 2011 and served as its Chairman from 2010 through 2011. He served as the President and Chief Executive Officer of Tasty Baking Company from 2002 until its merger with Flowers Foods, Inc. in 2011. From 1989 to 2002, Mr. Pizzi was the President and Chief Executive Officer of the Greater Philadelphia Chamber of Commerce. Mr. Pizzi currently serves on the boards of Brandywine Realty Trust, AlliedBarton Security Services LLC, Independence Blue Cross, and FS Energy and Power Fund. Mr. Pizzi holds a B.S. in Business Administration from LaSalle University and an M.S. from the University of Pennsylvania. Mr. Pizzi's operational and leadership experience, including experience leading transformational change, led to a conclusion that it is appropriate that he continue to serve as a director.

Independence of the Board of Directors

Under the rules of the NYSE and the SEC, our Board is required to affirmatively determine which directors are independent and to disclose such determination in our annual report to stockholders and in our proxy statement for each annual meeting of stockholders. Our Board has reviewed each director's relationships with us in conjunction with our previously adopted categorical Independence Standards for Directors (the "Independence Standards") and Section 303A of the NYSE's Listed Company Manual (the "NYSE Listing Standards"). A copy of our categorical Independence Standards is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." A copy of our Independence Standards is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. Based on the Board's review, our Board has affirmatively determined that each of our current non-employee directors and director nominees—Messrs. Brinkley, Egan, Gibbons, Loren, Parseghian, Pizzi and Wetzel and Ms. Reif—is independent within the meaning of our categorical Independence Standards and the NYSE Listing Standards and has no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Our Board has also determined that Mr. Messina, who serves as our Chief Executive Officer, is not an independent director. Accordingly, approximately 89% of our incumbent directors, representing more than two-thirds of our incumbent directors as required by our Corporate Governance Guidelines, are independent.

COMMITTEES OF THE BOARD

The Board has a standing Audit Committee, Human Capital and Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee. Each such committee consists solely of directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and our Independence Standards. Each such committee operates pursuant to a written charter and a copy of each committee's charter is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." A copy of each committee's charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Audit Committee

The Audit Committee assists our Board in the oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our independent registered public accounting firm and our internal audit function, and our compliance with legal and regulatory requirements. The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee also oversees our corporate accounting and reporting practices by:

- meeting with our financial management and independent registered public accounting firm to review and discuss our financial statements, quarterly earnings releases and financial data, and internal controls over financial reporting;
- appointing and pre-approving all services provided by the independent registered public accounting firm that will audit our financial statements;
- reviewing the internal audit plan; and
- reviewing the scope, procedures and results of our audits.

The Audit Committee is currently comprised of Messrs. Egan (Chair), Gibbons, Parseghian and Wetzel. Our Board has determined that Messrs. Egan and Gibbons qualify as "audit committee financial experts" within the meaning of applicable SEC rules and are independent directors under the Independence Standards and the NYSE Listing Standards. During 2011, the Audit Committee met ten times and each incumbent member of the Audit Committee attended at least 90% of the meetings held by the Audit Committee during the period in which each such member served as a member of the Audit Committee.

Human Capital and Compensation Committee

The Human Capital and Compensation Committee determines and approves all elements of compensation for our senior management and our Chief Executive Officer, whose compensation is subject to further approval by the Board; reviews and approves our compensation strategy, including the elements of total compensation for senior management; reviews and approves the annual bonus and long-term bonus incentive plans, and reviews and grants equity awards for our employees. The Human Capital and Compensation Committee also assists us in developing compensation and benefit strategies to attract, develop and retain qualified employees. See "Executive Compensation" for additional information regarding the process for the determination and consideration of executive compensation. The Human Capital and Compensation Committee is also responsible for reviewing and recommending to the Board the compensation of our non-employee directors. The Human Capital and Compensation Committee is currently comprised of Messrs. Loren (Chair), Brinkley and Pizzi and Ms. Reif. During 2011, the Human Capital and Compensation Committee met eighteen times and each incumbent member of the Human Capital and Compensation Committee attended at least 94% of the meetings held by the Human Capital and Compensation Committee during the period in which each such member served as a member of the Human Capital and Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee's responsibilities with respect to its governance function include considering matters of corporate governance and reviewing and revising our Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors and our Code of Conduct for employees and officers. The Corporate Governance Committee identifies, evaluates and recommends nominees for our Board for each annual meeting (see "Corporate Governance—Nomination Process and Qualifications for Director Nominees" below); evaluates the composition, organization and governance of our Board and its committees, and develops and recommends corporate governance principles and policies applicable to us. The Corporate Governance Committee is currently comprised of Messrs. Wetzel (Chair), Brinkley, Egan, Loren and Parseghian and Ms. Reif. During 2011, the Corporate Governance Committee met six times and each incumbent member of the Corporate Governance Committee attended at least 67% of the meetings held by the Corporate Governance Committee during the period in which each such member served as a member of the Corporate Governance Committee.

Finance and Risk Management Committee

The Finance and Risk Management Committee assists our Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices. The Finance and Risk Management Committee is currently comprised of Messrs. Parseghian (Chair) and Wetzel and Ms. Reif. During 2011, the Finance and Risk Management Committee met eight times and each incumbent member of the Finance and Risk Management Committee attended at least 88% of the meetings held by the Finance and Risk Management Committee during the period in which each such member served as a member of the Finance and Risk Management Committee.

CORPORATE GOVERNANCE

Board of Directors' Role in Risk Oversight

Our business and affairs are managed under the direction of the Board in accordance with our amended and restated by-laws. The role of the Board is one of oversight, including as to matters relating to risk management. Our management is responsible for managing our day-to-day operations and affairs, including the development and implementation of systems and processes to identify and monitor risks to the Company and policies and procedures to ensure that risks undertaken by the Company are consistent with our business objectives and risk tolerances. To assist it in fulfilling its oversight function, including as to matters related to risk management, the Board has established four standing committees: the Audit Committee, the Human Capital and Compensation Committee, the Corporate Governance Committee, and the Finance and Risk Management Committee. Each standing committee regularly reports to the Board and is responsible for risk oversight in connection with actions taken by such committee consistent with the exercise of fiduciary duties by the directors serving on such committee. Our risk management process is intended to ensure that our risks are undertaken knowingly and purposefully.

As noted above, the primary purpose of the Finance and Risk Management Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices, among other things. The Finance and Risk Management Committee regularly discusses with our management, including, among others, our Chief Executive Officer, Chief Financial Officer, Chief Risk Officer and Treasurer, risks facing the Company and management's plans and initiatives undertaken to mitigate such risks.

The Audit Committee charter provides that the Audit Committee is responsible for discussing our guidelines and policies governing the process by which we undertake risk assessment and risk management, including our major financial risk exposures and the steps our management has taken to monitor and control such exposures. Further, as part of our periodic reporting process, management reviews with the Audit Committee our disclosure process and the disclosures contained in our periodic reports filed with the SEC, including disclosure concerning our risk factors.

The Human Capital and Compensation Committee has focused on aligning our compensation policies with our long-term interests and avoiding short-term rewards for management decisions that could pose long-term risks to us as described in more detail below under "Executive Compensation." The Board's compensation risk governance includes the Human Capital and Compensation Committee consulting with the Board's Audit Committee and Finance and Risk Management Committee around compensation and risk. The Finance and Risk Management Committee reviews the risk factors each year, and reviews program changes for these factors, consistent with its Charter.

Board Leadership Structure

Since 2005, our Chairman of the Board has been an independent, non-employee director. The Chairman of the Board is elected by a majority vote of the directors. Currently, James O. Egan serves as our non-executive Chairman of the Board, a position he has held since June 17, 2009. Mr. Egan has served as a director and as Chair of the Audit Committee of the Board since March 30, 2009. Mr. Egan also serves as a member of the Corporate Governance Committee of the Board.

In his capacity as non-executive Chairman of the Board, Mr. Egan leads all meetings of our Board at which he is present, but does not serve as an employee or corporate officer. The non-executive Chairman of the Board serves on appropriate committees as requested by the Board, sets meeting schedules and agendas and manages information flow to the Board to assure appropriate understanding of, and discussion regarding matters of interest or concern to the Board. The non-executive Chairman of the

Board also has such additional powers and performs such additional duties consistent with organizing and leading the actions of the Board as the Board may from time-to-time prescribe.

The decision to separate the positions of Chairman of the Board and Chief Executive Officer was made at the time of our spin-off in early 2005. Although the Board does not currently have a policy requiring that the positions of Chairman of the Board and Chief Executive Officer be separated, the Board continues to believe that it is appropriate for the Chairman of the Board to be an independent, non-employee director to ensure that the Board operates independently of management in the fulfillment of its oversight function and that the matters presented for consideration by the Board and its committees reflect matters of key importance to the Company and its stockholders as determined by the independent directors.

Executive Sessions of Non-Management Directors

Executive sessions of non-management directors are held regularly by the Board and its Committees without management present to discuss the criteria upon which the performance of the Chief Executive Officer and other senior executives is based, the performance of the Chief Executive Officer and other senior executives against such criteria, the compensation of the Chief Executive Officer and other senior executives and any other relevant matters. Our Board has designated Mr. Egan, our non-executive Chairman of the Board and Chairman of the Audit Committee, as the presiding director of executive sessions of the non-management directors of the Board.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assist the Board in monitoring the effectiveness of decision-making, both at the Board and management levels and to enhance long-term stockholder value. The Corporate Governance Guidelines outline the following:

- the responsibilities of the Board;
- the composition of the Board, including the requirement that two-thirds of the directors be independent within the meaning of the NYSE Listing Standards;
- Director duties, tenure, retirement and succession;
- conduct of Board and Committee meetings; and
- the selection and evaluation of the Chief Executive Officer.

Our Corporate Governance Guidelines are available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." A copy of our Corporate Governance Guidelines is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Business Conduct and Ethics for Directors

We are committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, our Board promotes ethical behavior and has adopted a Code of Business Conduct and Ethics for Directors (the "Directors Code") that is applicable to all of our directors. The Directors Code provides, among other things:

- guidelines for directors with respect to what constitutes a conflict of interest between a director's private interests and interests of PHH;
- a set of standards that must be followed whenever we contemplate a business relationship between us and a director;

- restrictions on competition between our directors and PHH and the use of our confidential information by directors for their personal benefit; and
- disciplinary measures for violations of the Directors Code and any other applicable rules and regulations.

The Directors Code is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." We will post any amendments to the Directors Code, or waivers of its provisions, to our corporate website under the heading "Investor Relations—Corporate Governance." A copy of the Directors Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Conduct for Employees and Officers

Our Board has also adopted a Code of Conduct for employees and officers (the "Employees and Officers Code") that is applicable to all of our officers and employees, including our Chief Executive Officer and Chief Financial Officer. The Employees and Officers Code provides, among other things:

- guidelines for our officers and employees with respect to ethical handling of conflicts of interest, including examples of the most common types of conflicts of interest that should be avoided (e.g., receipt of improper personal benefits, having an ownership interest in other businesses that may compromise an officer's loyalty to us, obtaining outside employment with a competitor of ours, etc.);
- a set of standards to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, including, for example, a specific requirement that all accounting records must be duly preserved and must accurately reflect our assets and liabilities;
- a requirement to comply with all applicable laws, rules and regulations;
- guidance promoting prompt internal communication of any suspected violations of the Employees and Officers Code to the appropriate person or persons identified in the Employees and Officers Code; and
- disciplinary measures for violations of the Employees and Officers Code and any other applicable rules and regulations.

The Employees and Officers Code is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." We will post any amendments to the Employees and Officers Code, or waivers of its provisions for any of our executive officers, to our corporate website under the heading "Investor Relations—Corporate Governance." A copy of the Employees and Officers Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Nomination Process and Qualifications for Director Nominees

The Board has established certain procedures and criteria for the selection of nominees for election to our Board. In accordance with such procedures and criteria as set forth in our Corporate Governance Guidelines, the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Pursuant to its charter, the Corporate Governance Committee is required to identify individuals qualified to become members of the Board, which shall be consistent with the Board's criteria for selecting new directors. In identifying possible director candidates, the Corporate Governance Committee considers recommendations of professional search firms, stockholders, and members of management or the Board. In evaluating possible director candidates, the Corporate Governance Committee, consistent with the Board's Corporate Governance Guidelines and its charter, considers criteria such as skills, experience, age, diversity, and availability to

Proxy Statement

prepare, attend and participate in Board and Board Committee meetings, as well as personal qualities of leadership, character, judgment, and reputation for integrity and adherence to the highest ethical standards, so as to enhance the Board's ability to oversee in the interest of our stockholders our affairs and business, including, when applicable, to enhance the ability of Committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE requirement. In considering diversity, in particular, the Corporate Governance Committee considers general principles of diversity in the broadest sense. The Corporate Governance Committee seeks to recommend the nomination of directors who represent different qualities and attributes and a mix of professional and personal backgrounds and experiences that will enhance the quality of the Board's deliberations and oversight of our business. The Corporate Governance Committee is also responsible for conducting a review of the credentials of individuals it wishes to recommend to the Board as a director nominee, recommending director nominees to the Board for submission for a stockholder vote at either an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, reviewing the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommending whether such a director should be re-nominated to the Board or continue as a director. The Corporate Governance Committee's assessment of director nominees includes an examination of whether the individual is independent and whether the individual's service as a director may give rise to a conflict of interest, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board. Additionally, the Corporate Governance Committee conducts a vetting process that generally includes, among other things, personal interviews, discussions with professional references, background and credit checks, and resume verification. When formulating its director nominee recommendations, the Corporate Governance Committee also considers the advice and recommendations from others as it deems appropriate.

Our amended and restated by-laws provide the procedure for stockholders to make director nominations either at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. A stockholder who is both a stockholder of record on the date of notice as provided for in our amended and restated by-laws and on the record date for the determination of stockholders entitled to vote at such meeting and gives timely notice can nominate persons for election to our Board either for an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. The notice must be delivered to or mailed and received by the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054:

- in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made, and
- in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was sent or public announcement of the date of the special meeting was made, whichever first occurs.

The stockholder's notice to our Corporate Secretary must be in writing and include the following information, as more fully described in Section 1.10 of our amended and restated by-laws:

(i) as to each person whom the stockholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

- all information relating to the Proposed Nominee that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act; and
- a statement of the background and qualifications of each such Proposed Nominee;

(ii) as to the stockholder giving the notice of any Proposed Nominee and any Stockholder Associated Person (as defined in the amended and restated by-laws):

- the class, series and number of all shares of stock or other securities of the Company or any affiliate of the Company (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person;
- the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person;
- whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly, is subject to or during the last six months has engaged in any hedging, derivative or similar transactions with respect to any Company Securities; and
- any interest, direct or indirect, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Company or any affiliate of the Company, other than an interest arising from the ownership of Company Securities;

(iii) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in (ii) above, and any Proposed Nominee, the name and address of such stockholder, as they appear on our stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee;

(iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the Proposed Nominee(s) in its notice, and

(v) any other information relating to such stockholder that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act.

Such notice must be accompanied by a written consent of each Proposed Nominee to be named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in our amended and restated by-laws. If the chairman of the meeting determines that a nomination was not made in accordance with the above-described procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal under our amended and restated by-laws.

Communication with Non-Management Directors

In accordance with our Corporate Governance Guidelines, all stockholder and interested party communications to any director, the non-management directors as a group or the Board shall be forwarded to the attention of the Chair of the Corporate Governance Committee, c/o the Corporate Secretary, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. The Corporate Secretary shall review all such stockholder and interested party communications and discard those which (i) are not related to our business or governance of our Company, (ii) are commercial solicitations which are not relevant to the Board's responsibilities and duties, (iii) pose a threat to health or safety or (iv) the Chair of the Corporate Governance Committee has otherwise instructed the Corporate Secretary not to forward. The Corporate Secretary will then forward all relevant stockholder and interested party communications to the Chair of the Corporate Governance Committee for review and dissemination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

Pursuant to the Audit Committee's amended charter, the Audit Committee reviews and approves all transactions with related persons, including executive officers and directors, as described in Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. We review any relationships or transactions in which we and our directors or executive officers, or their immediate family members, are participants to determine whether these persons have a direct or indirect material interest. Our Directors Code and our Employees and Officers Code provide specific provisions regarding such relationships between our directors or executive officers and us. Our Directors Code requires that any monetary arrangement for goods or services between, on the one hand, an independent Director, or any member of an independent Director's immediate family, and, on the other hand, either the Company or a member of our senior management be subject to approval by the Board as a whole, unless it falls into one of the following categories in which case approval by the Board as a whole is not required:

- the director's sole interest in the arrangement is by virtue of his or her status as a director, executive officer and/or holder of less than 10% equity interest (other than a general partnership interest) in an entity with which we have concluded such an arrangement;
- the arrangement involves payments to or from the entity that constitute less than the greater of $1 million or 2% of the entity's consolidated gross revenues; and
- the director is not personally involved in (i) the negotiation and execution of the arrangement, (ii) performance of the services or provision of the goods or (iii) the monetary arrangement.

See "Corporate Governance—Code of Business Conduct and Ethics for Directors" and "Corporate Governance—Code of Conduct for Employees and Officers" above for more information.

Transactions with BlackRock, Inc.

On February 13, 2012, BlackRock, Inc. ("BlackRock") filed a Schedule 13G/A with the U.S. Securities and Exchange Commission disclosing that certain of its affiliates held, in the aggregate, approximately 5.54% of our common stock as of December 31, 2011. Affiliates of BlackRock provide us with various investment management and risk analytics products and services. During the year ended December 31, 2011, we paid affiliates of BlackRock approximately $1.3 million for investment management and risk analytics products and services. During the year ending December 31, 2012, we expect to pay affiliates of BlackRock approximately $1.5-1.8 million for investment management and risk analytics products and services. All of our agreements with BlackRock's affiliates were made pursuant to arm's length transactions at prevailing market rates for the services or products rendered or delivered.

Transactions with BNY Mellon

Thomas P. Gibbons, who has served as one of our directors since July 1, 2011, is Vice Chairman and Chief Financial Officer of the Bank of New York Mellon Corporation, the Bank of New York Mellon, and BNY Mellon, N.A. (collectively, together with their respective affiliates, "BNY Mellon"). We have certain relationships and engage in various transactions with BNY Mellon, including financial services, commercial banking and other transactions. BNY Mellon participates as a lender in several of our credit facilities, functions as the custodian for loan files, and functions as the indenture trustee in respect of certain of our outstanding debt obligations. We also execute forward loan sales agreements and interest rate contracts with BNY Mellon. These transactions were entered into in the ordinary course of business upon terms, including interest rate and collateral, substantially the same as those prevailing at the time for comparable transactions. The fees paid to BNY Mellon, including interest expense, during the year ended December 31, 2011 were not significant. Notwithstanding the foregoing, the Board has determined that Mr. Gibbons is an independent director within the meaning of our categorical Independence Standards and the NYSE Listing Standards and has no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that has a relationship with us.

Director Indemnification Agreements

We have entered into Indemnification Agreements with each of our directors, including our President and Chief Executive Officer, Mr. Messina. Pursuant to such Indemnification Agreements, we have agreed to indemnify and advance expenses and costs incurred by each director in connection with any claims, suits or proceedings arising as a result of his or her service as a director, to the maximum extent permitted by law, including third-party claims and proceedings brought by or in right of us.

Agreement with Alvarez & Marsal

Following approval by our Board, we entered into a letter agreement dated March 1, 2011, with Alvarez & Marsal North America, LLC ("A&M") pursuant to which David J. Coles, a Managing Director of A&M, serves as our Interim Executive Vice President and Chief Financial Officer. We agreed to pay $138,125 per month to A&M for the services of Mr. Coles plus reimbursement for reasonable out-of-pocket expenses. A&M is also eligible to earn incentive compensation that is capped at 35.29% of A&M's total monthly fees. Mr. Coles is compensated pursuant to his arrangements with A&M and he is not separately compensated by us and does not participate in any of our equity compensation plans or employee benefit plans. The letter agreement provides that Mr. Coles will report to our Chief Executive Officer and will perform all of the duties typical and customary of a public company chief financial officer.

Employment of Mr. George J. Kilroy's Immediate Family Member

Bradford C. Burgess, who serves as Vice President, Keystone Sales at PHH Arval, is the son-in-law of George J. Kilroy, our Executive Vice President, Fleet. Mr. Burgess received compensation, including base salary, commissions and bonus payments, of $317,331 for 2011 and was eligible to participate in employee benefit plans available to employees generally on a non-discriminatory basis. Mr. Burgess' compensation and benefits were commensurate with other employees in comparable positions at PHH Arval. Mr. Kilroy has not been involved in decisions with respect to Mr. Burgess' compensation or job performance, and procedures have been established to limit Mr. Kilroy's access to such information.

Consumer Credit Loans in the Ordinary Course of Business

One or more of our mortgage lending subsidiaries has made, in the ordinary course of their respective consumer credit businesses, mortgage loans and/or home equity lines of credit to certain of our directors and executive officers or their immediate family members of types generally made available to the public by such mortgage lending subsidiaries. Such mortgage loans and/or home equity lines of credit were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with our other customers generally, and they did not involve more than the normal risk of collectability or present other unfavorable features. Generally, we sell these mortgage loans and/or home equity lines of credit, soon after origination, into the secondary market in the ordinary course of business.

DIRECTOR COMPENSATION

Our non-employee director compensation program is intended to align our non-employee directors' interests with those of our stockholders. We provide non-employee directors with equity-based compensation to focus them on sustainable shareholder value creation and to provide them market-competitive compensation for their Board service. We also pay at least 50% of non-employee director compensation in the form of equity, further strengthening the alignment between directors and shareholders. Members of our Board who are also our officers or employees do not receive any additional compensation for serving as a director. Currently, our only employee director is our Chief Executive Officer.

Our non-employee directors' equity-based compensation is paid in the form of restricted stock units ("Director RSUs") that are granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, as amended (the "2005 Equity and Incentive Plan"). Director RSUs are not settled until one year after a director's service on the Board ends.

As a result, our non-employee directors are effectively restricted from selling any of their vested equity-based compensation not only while serving as a director, but also for one year after their Board service ends. Accordingly, our non-employee directors' are essentially subject to a 100% stock ownership requirement with respect to their Director RSUs and we believe that our non-employee directors' compensation program aligns the interests of such directors with long-term shareholder interests.

The Human Capital and Compensation Committee is responsible for reviewing and making recommendations to the Board concerning our non-employee director compensation. The full Board must approve any changes to that program. We believe that this practice is effective in both administering our non-employee directors compensation program, and ensuring that all Board members have input into any changes in such program. None of our executive officers play a role in determining or recommending the amount or form of non-employee director compensation. (Our former Chief Executive Officer, in his capacity as a director, did however vote to approve the changes to our non-employee director compensation program in 2010.)

Our non-employee director compensation did not change in 2011, and has been increased only once since we became publicly traded in 2005. The Human Capital and Compensation Committee's compensation consultant conducted studies in both 2009 and 2010 which found that our non-employee director compensation program was below market-competitive levels. Based on the factors set forth below as well as these studies, the Board, upon the recommendation of the Human Capital and Compensation Committee, took action in 2010 to increase our non-employee directors' compensation to current levels. The factors that the Human Capital and Compensation Committee and the Board took into account were:

- Our non-employee directors cannot sell any vested equity-based compensation until one year after leaving the Board. This ensures that our non-employee directors are directly aligned with shareholder interests. Unlike directors at many other companies, our non-employee directors cannot monetize any of their equity-based compensation during their term of Board service.
- At least 50% of all Board retainers and Committee stipends are paid in the form of equity awards.
- Our non-employee directors are serving on our Board during a time of transformation. Our operating and support processes are undergoing a multi-year performance improvement process, which is expected to migrate to continuous improvement.
- Our Board processes have been revamped, including new Charters for the Board's Committees.
- Due to these and other responsibilities, as well as the relatively small size of our Board, we believe each Board member attends a greater number of Board and Committee meetings than directors at other comparable companies, and our Board members do not receive either Board or Committee meeting fees to compensate them for the additional time commitments.

The current non-employee director compensation program detailed below provides at or below market median compensation levels to our Board members in light of their workload relative to directors at other comparable companies.

	Annualized Amount
Non-Executive Chairman of the Board Retainer	$295,000
Board Member Retainer	220,000
Audit Committee, Chair Stipend	25,000
Audit Committee, Member Stipend	15,000
Human Capital and Compensation Committee, Chair Stipend	25,000
Human Capital and Compensation Committee, Member Stipend	15,000
Corporate Governance Committee, Chair Stipend	10,000
Corporate Governance Committee, Member Stipend	8,000
Finance and Risk Management Committee, Chair Stipend	25,000
Finance and Risk Management Committee, Member Stipend	15,000

New non-employee directors do not currently receive initial grants of Director RSUs or other equity-based awards upon commencing service on the Board.

All Committee stipends are payable 50% in cash and 50% in the form of Director RSUs. The Non-Executive Chairman of the Board Retainer is payable $122,500 in cash and $172,500 in Director RSUs. The Non-Executive Board Member Retainer is payable $85,000 in cash and $135,000 in Director RSUs.

Non-employee director compensation is paid in arrears in four equal quarterly installments at the end of each calendar quarter (each payment date, a "Fee Payment Date") and is paid at least 50% in Director RSUs and the remainder in cash. It is our practice to pro rate non-employee director compensation for the portion of each calendar quarter during which an individual director actually serves as a member or chairperson of the Board or a committee of the Board.

Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs are immediately vested and are settled in shares of our common stock one year after the director is no longer a member of the Board. Director RSUs may not be sold or otherwise transferred for value prior to the director's termination of service on the Board. Director RSUs do not currently provide for dividends or dividend equivalents.

The number of Director RSUs granted to each non-employee director on each Fee Payment Date is determined by dividing the total dollar amount of compensation that is payable to each such non-employee director on such Fee Payment Date in the form of Director RSUs by the closing price of our common stock on the NYSE on such Fee Payment Date (or, if there was no trading of our common stock on the NYSE on such Fee Payment Date, the closing price of our common stock on the date last preceding such Fee Payment Date upon which our common stock was traded on the NYSE). Fractional Director RSUs are not granted and any fractional portion resulting from the foregoing calculation is paid in cash.

We do not maintain a pension plan or any deferred compensation plan for non-employee directors. Non-employee directors did not receive any form of compensation for 2011 other than as described above.

Director Compensation Table

The following table sets forth the compensation paid to or earned by each of our current and former non-employee directors that served as directors during 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(9)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James W. Brinkley(2)	96,524	146,476	—	—	—	—	243,000
James O. Egan(3)	139,466	189,408	—	—	—	—	328,874
Thomas P. Gibbons(4)	46,263	71,237	—	—	—	—	117,500
Allan Z. Loren(5)	101,525	151,474	—	—	—	—	252,999
Gregory J. Parseghian(6)	109,011	158,989	—	—	—	—	268,000
Deborah M. Reif(7)	103,999	154,002	—	—	—	—	258,001
Carroll R. Wetzel, Jr.(8)	102,843	152,790	—	—	—	—	255,633

(1) The amounts shown in this column reflect the aggregate grant date fair value of awards to our non-employee directors of Director RSUs during 2011. See Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for the assumptions used in calculating our equity-based compensation expense.

(2) Throughout 2011, Mr. Brinkley served as a non-employee director and as a member of the Corporate Governance and Human Capital and Compensation Committees.

(3) Throughout 2011, Mr. Egan served as Non-Executive Chairman of the Board, as Chair of the Audit Committee and as a member of the Corporate Governance Committee. From January 1, 2011 through June 8, 2011, Mr. Egan also served as the Chair of the Corporate Governance Committee.

(4) Mr. Gibbons commenced service on the Board on July 1, 2011. Since July 1, 2011, Mr. Gibbons has served as a non-employee director and as a member of the Audit Committee.

(5) Throughout 2011, Mr. Loren served as a non-employee director, as Chair of the Human Capital and Compensation Committee, and as a member of the Corporate Governance Committee.

(6) Throughout 2011, Mr. Parseghian served as a non-employee director, as Chair of the Finance and Risk Management Committee, and as a member of the Audit and Corporate Governance Committees.

(7) Throughout 2011, Ms. Reif served as a non-employee director and as a member of the Finance and Risk Management, Corporate Governance, and Human Capital and Compensation Committees.

(8) Throughout 2011, Mr. Wetzel served as a non-employee director and as a member of the Audit and Finance and Risk Management Committees. Since June 8, 2011, Mr. Wetzel has also served as a member and Chair of the Corporate Governance Committee.

(9) The following table sets forth the grant date fair value computed in accordance with ASC 718 of each equity award made to non-employee directors during 2011 and the aggregate number of stock awards (representing Director RSUs that are settled one year following termination of service as a Director) and option awards outstanding at fiscal year-end 2011 for each non-employee director that served as a non-employee director during 2011:

Name	Quarter Ended March 31, 2011 ($)	Quarter Ended June 30, 2011 ($)	Quarter Ended September 30, 2011 ($)	Quarter Ended December 31, 2011 ($)	Total ($)	Aggregate Number of Stock Awards Outstanding at Fiscal Year End 2011 (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End 2011 (#)
James W. Brinkley	36,639	36,608	36,614	36,615	146,476	33,348	—
James O. Egan	47,502	47,422	47,243	47,241	189,408	26,120	—
Thomas P. Gibbons	—	—	35,617	35,620	71,237	5,544	—
Allan Z. Loren	37,880	37,859	37,868	37,867	151,474	19,607	—
Gregory J. Parseghian	39,752	39,747	39,750	39,740	158,989	20,467	—
Deborah M. Reif	38,511	38,496	38,496	38,499	154,002	16,662	—
Carroll R. Wetzel, Jr.	37,510	37,798	38,737	38,745	152,790	16,749	—

PROPOSAL 2—TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012. The submission of this matter for approval by stockholders is not legally required; however, the Board believes that such submission provides stockholders an opportunity to provide feedback to the Board on an important issue of corporate governance. If stockholders do not approve the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2012, for any reason, the Audit Committee will appoint another independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

THE BOARD RECOMMENDS A VOTE "*FOR*" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED "*FOR*" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm, Deloitte & Touche LLP (the "Independent Auditor"). The Audit Committee has adopted a pre-approval policy and implemented procedures that provide that all engagements of our Independent Auditor are reviewed and pre-approved by the Audit Committee, except for such services that fall within the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that our Audit Committee approves prior to the completion of the audit. The pre-approval policy also permits the delegation of pre-approval authority to a member of the Audit Committee between meetings of the Audit Committee, and any such approvals are reviewed and ratified by the Audit Committee at its next scheduled meeting.

For the years ended December 31, 2011 and 2010, professional services were performed for us by our Independent Auditor pursuant to the oversight of our Audit Committee. Representatives of our Independent Auditor are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

Set forth below are the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates. All fees and services were approved in accordance with the Audit Committee's pre-approval policy.

Fees by Type	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In millions)	
Audit fees	$3.8	$3.9
Audit-related fees	0.8	0.6
Tax fees	0.3	0.2
All other fees	0.0	0.0
Total	$4.9	$4.7

Audit Fees. Audit fees primarily related to the annual audits of the Consolidated Financial Statements included in our Annual Reports on Form 10-K and our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of the Condensed Consolidated Financial Statements included in our Quarterly Reports on Form 10-Q and services provided in connection with regulatory and statutory filings.

Audit-Related Fees. Audit-related fees primarily related to audit fees for our employee benefit plans, comfort letters for registration statements and agreed upon procedures.

Tax Fees. Tax fees related to tax compliance, tax advice and tax planning.

All Other Fees. The aggregate fees billed for all other services during the years ended December 31, 2011 and 2010 were not significant and primarily related to software license fees.

AUDIT COMMITTEE REPORT

The Audit Committee is a standing committee of the Board of Directors of the Company that is comprised solely of non-employee directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and the Company's Independence Standards. The Audit Committee operates pursuant to a written charter that is available at www.phh.com under the heading "Investor Relations—Corporate Governance" and is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. See "Committees of the Board—Audit Committee" above for additional information regarding the role and responsibilities of the Audit Committee.

The Company's management is responsible for the preparation of the Company's consolidated financial statements. In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2011, the Audit Committee:

- Reviewed and discussed the Company's audited consolidated financial statements with management;
- Discussed with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP their independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission.

Date: April 19, 2012

Audit Committee of the Board of Directors
James O. Egan (Chair)
Thomas P. Gibbons
Gregory J. Parseghian
Carroll R. Wetzel, Jr.

PROPOSAL 3—SAY ON PAY VOTE

In accordance with Section 14A of the Exchange Act and rules promulgated by the SEC, we are requesting the approval of the following advisory resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 404 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Although the foregoing resolution is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future executive compensation decisions.

THE BOARD RECOMMENDS A VOTE *"FOR"* THE SAY ON PAY VOTE. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED *"FOR"* THE SAY ON PAY VOTE.

COMPENSATION COMMITTEE REPORT

The Human Capital and Compensation Committee reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis set forth below be included in the Company's Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2011.

Date: April 19, 2012

Human Capital and Compensation Committee of the Board of Directors
Allan Z. Loren (Chair)
James W. Brinkley
Charles P. Pizzi
Deborah M. Reif

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Our Compensation Program is Designed to Deliver Pay-for-Performance. Our compensation program places a strong emphasis on pay-for-performance. We have created and implemented a pay-for-performance-based Total Rewards Philosophy that aligns our compensation programs with sustainable shareholder value creation. Under our Total Rewards Philosophy, all of our compensation programs should:

- Link total rewards with our financial performance, productivity and individual performance and behaviors that create sustainable value
- Provide both fixed and variable compensation that is both market-competitive and delivers pay commensurate with shareholder value creation
- Create sustainable shareholder value creation without encouraging unnecessary or excessive risk
- Attract and retain high performing and productive talent through the flexibility to modify the programs as necessary

Our compensation program design is based on our Total Rewards Philosophy, and has the following elements:

- Base salaries: Set at market-competitive levels
- Annual cash incentive plan: Drives a focus on sustainable profitable growth by providing payouts for both strong financial performance and achievement of key objectives
- Long-term incentive plan: Intended to align key employees who drive our success with shareholder interests

Our 2011 Compensation Program Delivered on the Pay-for-Performance Promise. We used a disciplined process to design our 2011 compensation program to provide rewards to executives that were commensurate with our performance.

We made limited base salary increases in 2011. No base salary increases were made in 2010 for individuals identified in our 2010 Proxy Statement as "named executive officers."

Our 2011 Management Incentive Plan ("MIP") was modified to retain the pay-for-performance alignment with our business plan for 2011. Our 2011 business plan recognized that changes in the business environment could make it difficult to match our 2010 Core Earnings (Pre-Tax) performance. We therefore reduced the target cash payout opportunity for MIP participants consistent with our expected operating performance in 2011, and implemented the following design elements:

- The Target payout opportunity for MIP participants was reduced by approximately 27%, similar to the reduction in Target Core Earnings (Pre-Tax) performance from 2010 to 2011. Adjusting the Target payout opportunity downward was consistent with both our pay-for-performance culture and our business plan.
- Company performance above Target results in progressively greater payouts up to a maximum of 150% of an individual's target award amount for maximum performance.
- Company performance below Target results in decreased payouts. Performance below 75% of Target would have resulted in no payouts.
- Each MIP participant also had individual Management by Objectives ("MBOs"). Our executive officers, including our named executive officers identified in the Summary Compensation Table below (our "Named Executive Officers"), generally had MBOs that included financial, business process improvement (including risk) and talent objectives, reflecting the view of the Human Capital and Compensation Committee (the "Committee") that these areas are critical to sustainable shareholder value creation. Potential payouts were reduced if the MBOs were not met.
- In order to ensure that aggregate payouts were consistent with our Core Earnings (Pre-tax) results, total 2011 MIP funding was designed to approximate 6.5% of Core Earnings (Pre-Tax) in order to regulate the aggregate maximum payouts to participants.

These design changes created an incentive plan which regulated payouts so that they were tightly aligned with operating performance under our 2011 business plan. Core Earnings (Pre-Tax) performance created the maximum payouts each participant was eligible for under the MIP. Each participant's performance against his or her MBOs then largely determined how much, if any, of that maximum payout he or she would receive. Therefore, even if our operating performance exceeded the business plan, individual payouts did not necessarily exceed their individual Target award amounts if individuals did not achieve their MBOs. These 2011 MIP design elements, combined with the aggregate funding designed to approximate 6.5% of Core Earnings (Pre-Tax), ensured that individual and aggregate payouts under the 2011 MIP were consistent with our performance under our 2011 business plan.

The Committee utilized a rigorous process in determining payouts under our 2011 MIP. Our Core Earnings (Pre-Tax) as defined under the 2011 MIP were $294 million, which would have resulted in a payout of approximately 140.4% of an individual's Target award amount. The Committee, however, exercised negative discretion to reduce actual payouts to exclude, among other items, the impact of a gain on the sale of a controlling interest in a business in which we retained a minority interest. As a result, actual payouts for the Named Executive Officers' did not exceed 109.8% of each individual's Target award amount and were at or below that level, depending on whether the individual met all of his or her MBOs. The Committee and the Board also reviewed "how" the Named Executive Officers and other executives achieved that performance, and the behaviors they exhibited. If the Committee determined that an individual's behaviors were inconsistent with good leadership, the Committee exercised negative discretion to further reduced such individual's 2011 MIP payout.

Core Earnings (Pre-Tax), as used in connection with the 2011 MIP, is a financial measure that is not in accordance with U.S. generally accepted accounting principles ("GAAP") and is designed to measure our financial performance excluding unrealized changes in fair value of our mortgage servicing rights that are based upon projections of expected future cash flows and prepayments. See Appendix A—Note Regarding Non-GAAP Financial Measures for a detailed description of this non-GAAP financial measure and a reconciliation of this measure to its most directly comparable GAAP financial measure as required by Item 10(e) of Regulation S-K.

Our November 2011 Long-term Incentive Plan grants were designed to be commensurate with shareholder value creation. We made a long-term incentive grant in November 2011 (the "November 2011 LTIP Grant") to a limited group of key employees that was aligned with long-term shareholder value creation. The November 2011 LTIP Grant consisted of stock options and performance-based restricted stock units ("PRSUs").

- The number of employees that were recipients of the November 2011 LTIP Grant was reduced by approximately 90% to reflect those individuals that, in the Committee's opinion, can be key drivers of meaningful shareholder value creation.
- Recipients of the November 2011 LTIP Grant that did not sign a restrictive covenant agreement (that would prohibit the individual from engaging in certain activities during the term of their employment with us and for one year following employment termination) forfeited their November 2011 LTIP Grant.
- The stock options granted as part of the November 2011 LTIP Grant are three-year cliff-vested. When shareholder value is created, as reflected in share price over a three-year period, executives will be rewarded for that value creation.
- The PRSUs granted as part of the November 2011 LTIP Grant are also three-year cliff-vested, but only if three-year cumulative Core Earnings (Pre-Tax) performance goals are achieved with increasing payouts for higher levels of performance achievement and no payouts for performance achievement below a Threshold level of achievement. When long-term shareholder value is created through operating performance, executives will be rewarded for that value creation.

Shareholders previously recognized the linkage between pay and performance in our compensation program. 94% of our shareholders approved our executive compensation program in last year's "Say on Pay" vote. We did not make any changes to our executive compensation programs solely as a result of that vote. However, our 2011 and 2012 executive compensation programs reflect our continued efforts to align executive rewards with sustainable operating performance and shareholder value creation.

Executive Compensation Program

Introduction. Our executive compensation program in 2011 continued to focus executives on process and business improvements, with reward opportunities commensurate with those improvements, and ultimate performance. The challenging economic and business environment in 2011, including the continued difficulties in the mortgage and liquidity markets, demonstrated the appropriateness of the performance alignment of our compensation program designs.

Building on the pay-for-performance focus in our Total Rewards Philosophy that was implemented in 2010, we utilized performance goals that were aligned to the business. We further utilized MBOs to drive individual performance and accountability for the Named Executive Officers and other incentive-eligible employees.

Corporate Governance

Human Capital and Compensation Committee Oversight of Executive Compensation. During 2011, the Board and the Committee operationalized the Committee's Charter that had been developed in 2010. The Committee focused on sustainable shareholder value creation as the underpinning of our compensation programs.

The Committee was responsible for overseeing our executive compensation policies, including evaluating and approving the compensation of our Named Executive Officers as listed in the "Summary Compensation Table" below, as well as the compensation of 23 individuals that served as members of our Management Operating Committee during 2011. The Committee reviews and determines the MBOs,

MBO achievement, performance, base salary, annual and long-term incentive awards, equity awards and other compensation for each Named Executive Officer, and evaluates our compensation policies. The Committee reviews the performance and compensation for the Chief Executive Officer, and makes recommendations to the full Board for final approval. The Committee also has the authority to engage and retain executive compensation consultants to assist with such evaluations and has, in fact, retained PricewaterhouseCoopers LLP ("PwC") as its consultant. Board members who are not members of the Committee are not involved in the decision surrounding the engagement and/or retention of the Committee's consultant.

Role of Management in Executive Compensation Decisions. Generally, our Chief Executive Officer makes recommendations to the Committee as it relates to the compensation of our other executive officers. In addition, our executive officers, including our Chief Executive Officer, Chief Human Resources Officer, Chief Financial Officer and other human resources personnel, may provide input and make proposals as requested by the Committee regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be made on the initiative of the Chief Executive Officer, the executive officers, or upon the request of the Committee. Our Chief Executive Officer provides a self-assessment to the Committee, and otherwise is not involved in deliberations relating to his own compensation.

Our former Chief Executive Officer, Mr. Selitto, in consultation with our Chief Human Resources Officer and the Committee's compensation consultant, made recommendations to the Committee concerning the compensation of executive officers hired in 2011, including Mr. Messina, our current Chief Executive Officer who was hired as our Chief Operating Officer in July 2011. Mr. Messina, following his appointment as our Chief Executive Officer in January 2012, also made recommendations relating to the performance achievement of our executive officers against their individual MBOs and corresponding payouts under the 2011 MIP, and the terms of any severance agreements. The Committee, in consultation with its executive compensation consultant, makes the ultimate decisions relating to executive compensation design and payouts to our executive officers other than our Chief Executive Officer and may take into consideration the recommendations, if any, of our Chief Executive Officer in connection with determining the amount or form of compensation paid to our executive officers. The Committee meets in executive session to determine our Chief Executive Officer's compensation and presents its recommendations on the Chief Executive Officer's compensation to the full Board for final approval.

Executive Compensation Consultants. During 2011, the Committee retained PwC to assist with the evaluation of our executive compensation. In determining to retain PwC, the Committee considered PwC's prior engagements by the Committee since February 2008, which were prior to Mr. Egan, our current Non-Executive Chairman of the Board, joining the Board. The Committee did not consider Mr. Egan's past employment relationship with PwC that ended in 1996 as a conflict. Mr. Egan is not a member of the Committee and played no role in the Committee's decision to engage PwC. Pursuant to its engagement, PwC analyzed and provided comparative executive and director compensation data and compensation program design assistance for the Committee's consideration in evaluating and setting the compensation of the Named Executive Officers and the overall structure of our compensation policies. The compensation services PwC provided to the Committee resulted in approximately $450,000 in fees paid to PwC during 2011. During 2011, PwC continued providing non-compensation-related consulting services to management, of which the Committee previously had been notified. These additional services were mainly related to corporate tax management/planning, internal audit outsourcing and other consulting services, and no individual project had fees which exceeded the fees for the compensation consulting services. Aggregate fees for these additional services were approximately $1.3 million. The Committee believes that these other services do not compromise PwC's ability to provide the Committee with an independent perspective on executive compensation. PwC is providing executive compensation consulting services to the Committee again in 2012.

Compensation Process

Executive Compensation Objectives. The primary objective of our executive compensation policies, as overseen by the Committee, is to attract, retain and motivate qualified executive officers to manage our business in order to create sustainable profitable growth and underlying stockholder value creation within approved risk profiles. Our executive compensation policies are intended to facilitate the achievement of our short-term and long-term business strategies through aligning compensation with performance by:

- aligning the interests of our executive officers with the interests of our stockholders through equity-based compensation;
- rewarding executive performance through variable, at-risk compensation that is dependent upon meeting specified performance targets; and
- providing base salaries and other compensation that are competitive and designed to attract and retain highly talented executives.

The Committee retains flexibility in determining each Named Executive Officer's total compensation and the allocation of compensation among the various components of compensation described below, including the relative mix between short-term and long-term compensation or cash and equity compensation. The Committee utilizes factors such as market data, shareholder alignment, attraction and retention needs to guide in its decision-making. The Committee considers this to be a "best practice," such that the Committee has the flexibility to make compensation-related decisions that best attract, retain and motivate the right talent to drive shareholder value creation. The Committee utilizes a disciplined process in exercising its business judgment, consistent with our Total Rewards Philosophy, in determining total compensation based upon the following criteria:

- our short-term and long-term strategic objectives, financial and other performance criteria, leadership behaviors, and individual MBOs;
- the competitive compensation levels for executive officers at companies in similar businesses and/or of similar size;
- the overall economic environment and industry conditions;
- unique circumstances impacting us and our executive officers; and
- the recommendations of the Committee's executive compensation consultants.

Based upon its analysis of these criteria, the Committee determines each component of executive compensation and aggregate compensation levels (as discussed below) for the Named Executive Officers, taking into consideration the total compensation relative to Peer Group (as defined in "Benchmarking" below) and other market-competitive practice.

Benchmarking. The Committee believes that an understanding of market-competitive practices is a critical underpinning to making sound executive compensation decisions. The Committee has continued to utilize the peer group that was developed in late 2010 with PwC's assistance, for understanding the competitive market for executive talent. The peer group is representative of the fact that we compete in both the mortgage and fleet management industries for customers, as well as with outsourcing companies for executive talent. We compete in multiple industries, and many of the competitors in each of our business segments are divisions of much larger organizations, or are privately-held. The Committee therefore asked PwC to provide data from national compensation databases in order to assist in the compensation evaluation. The Committee is able to be flexible in making the right decisions to attract, retain and motivate executive talent, since it uses these multiple data sources for benchmarking executive compensation.

The Committee will continue to evaluate the peer group in 2012 for appropriateness with our business profile, market changes, and size. Our revenue is between the median and 75th percentile of the peer group, which is set forth below:

Astoria Financial Corp.	Alliance Data Systems Corp.	Avis Budget Group, Inc.
Flagstar Bancorp Inc.	Euronet Worldwide, Inc.	GATX Corp.
MBIA, Inc.	Fidelity National Information Services, Inc.	Ryder System, Inc.
MGIC Investment Corp.	Heartland Payment Systems, Inc.	United Rentals, Inc.
New York Community Bancorp, Inc.	Hewitt Associates, Inc.*	
Radian Group, Inc.	Lender Processing Services, Inc.	

* Hewitt Associates no longer is an independent public company, and therefore has been removed from the Peer Group

The Committee evaluated the base salary, short-term and long-term incentives and actual and target total compensation levels, as well as shareholder dilution levels, for the Peer Group and from the survey data, including the median and percentile ranges for each compensation component, and in the aggregate, for comparison with that of our Named Executive Officers. The Committee determined that for 2011, total executive compensation for our Named Executive Officers should incent them to achieve above-market performance by paying them commensurate with that performance. The Committee intends to utilize this compensation philosophy again in 2012 and may adjust target total compensation levels, as well as base salary, short-term and long-term incentives, of our executive officers based upon how they advance these factors and sustainable stockholder value creation.

2011 Executive Compensation Program Design

Components of Executive Compensation. The primary components of our executive compensation arrangements for our Named Executive Officers are base salaries, variable annual compensation programs and long-term incentive awards.

Base Salaries. The Committee is responsible for approving and recommending to the full Board for final approval the base salary of our Chief Executive Officer and approving the base salaries of our other Named Executive Officers, which includes review and approval of annual adjustments, if warranted, to their base salaries. Base salaries are intended to provide a level of cash compensation that is externally competitive in relation to the responsibilities of the executive's position in order to attract and retain executive talent.

We did not make base salary increases in 2010 for individuals identified in our 2010 Proxy Statement as "named executive officers." When considering possible base salary changes in 2011, the Committee took into account our strong operating performance in 2010, and the fact that no salary increases had been made in 2010 for individuals identified in our 2010 Proxy Statement as "named executive officers." The Committee further evaluated salary levels based upon competitive compensation levels for companies in the Peer Group, as well as consideration of the nature of each executive officer's position and the contribution, achievement, experience and tenure of each executive officer. The following table sets forth the 2011 base salary increases, if any, and the 2010 and 2011 annualized base salaries for our Named Executive Officers:

Name	Title	2010 Annualized Base Salary	2011 Annualized Base Salary	Percent Increase
Glen Messina[(1)]	President and Chief Executive Officer	N/A	$700,000	N/A
Jerome Selitto[(2)]	Former President and Chief Executive Officer	$800,000	$840,000	5%
David Coles[(3)]	Interim Executive Vice President and Chief Financial Officer	N/A	N/A	N/A
Sandra Bell[(4)]	Former Executive Vice President and Chief Financial Officer	$400,000	$400,000	N/A
George Kilroy	Executive Vice President, Fleet	$450,000	$472,500	5%
Luke Hayden[(5)]	Former Executive Vice President, Mortgage	$450,000	$468,000	4%

(1) Mr. Messina was hired on July 13, 2011, as our Chief Operating Officer, and served in that capacity until January 3, 2012, when he was named President and Chief Executive Officer.

(2) Mr. Selitto's employment terminated on January 3, 2012.

(3) Mr. Coles provides services to us through his employment with Alvarez & Marsal North America, LLC, and he does not receive any compensation directly from us.

(4) Ms. Bell's employment terminated on March 1, 2011.

(5) Mr. Hayden's employment terminated on March 12, 2012.

Variable Annual Cash Compensation Programs. In 2011, our Named Executive Officers, other executive officers, and certain other employees were eligible for additional cash compensation through participation in our annual cash-based Management Incentive Plan ("MIP"), which is a subplan of our 2005 Equity and Incentive Plan. Under the MIP, each participant was eligible for a target payout based on our achieving a target performance objective, and the employee achieving all of his or her individual MBOs. Performance above or below the target performance goal would increase or decrease executives' payout eligibility.

The Committee considered the strong operating performance in 2010, and the expected operating challenges due to economic and business difficulties in 2011. Performance goals and payout opportunities were aligned with shareholder value creation, so that the expected decrease in 2011 Core Earnings (Pre-Tax) would be reflected in lower incentive payouts for MIP participants, even as improvements were made in operating processes. Therefore, each MIP participant, including Named Executive Officers, saw a reduction in their Target payout of 27%, similar to the expected decrease in Target 2011 Core Earnings (Pre-Tax) performance when compared to 2010. The 2011 performance targets and relative payout percentages that MIP participants were eligible for were as follows:

2011 MIP Core Earnings (Pre-Tax) Performance Goal	Level	Maximum Payout as a Percentage of an Individual's Target Award Amount
$313.9 million	Outstanding	150%
$209.3 million	Target	100%
$157 million	Threshold	75%

For purposes of the 2011 MIP, Core Earnings (Pre-Tax) were based on pre-tax income after non-controlling interest adjusted for the effects of the following items: (a) the pre-tax change in the fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model and (b) the pre-tax change in the fair value of the mortgage service rights primarily due to changes in estimated portfolio delinquencies and foreclosures. The calculation of Core Earnings (Pre-Tax) used for purposes of the 2011 MIP differed from the calculation of Core Earnings (Pre-Tax) that was disclosed in our fourth quarter 2011 earnings press release in that the former did not exclude realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of our mortgage servicing rights. As a result, Core Earnings (Pre-Tax) as calculated for purposes of the 2011 MIP were $294 million, or $3 million less than the amount of Core Earnings (Pre-Tax) that was disclosed in our fourth quarter 2011 earnings press release.

In order to tie a greater percentage of each executive officer's compensation to the achievement of our annual performance objective, our executive officers' target award amounts as a percentage of their base salaries were based on each such executive officer's duties and responsibilities, with greater target payouts as a percentage of base salary for executive officers with greater duties and responsibilities.

The Committee set the performance and payout targets under the 2011 MIP at levels that were consistent with our business plan and that were considered to be challenging based on historical performance as well as industry and market conditions. Our 2011 Core Earnings (Pre-Tax) results of $294 million as defined under the 2011 MIP would have resulted in a payout of 140.4% of an individual's Target award amount in the absence of the exercise by the Committee of negative discretion to reduce actual payouts. Consistent with the 2011 MIP design, the Committee exercised negative discretion to reduce actual payouts to exclude, among other things, the impact of the gain on sale of a controlling interest in a business in which we retained a minority interest. The negative discretion exercised by the Committee resulted in actual payouts that did not exceed 109.8% of Target for the Named Executive Officers.

Individuals also had to meet individual MBOs that were set based on the critical responsibilities for each position, and their need to drive overall shareholder value creation. Each Named Executive Officer had financial, business process improvement (including risk), and talent based MBOs.

The MBO review process was disciplined and rigorous. The process began with each individual preparing a self-assessment of his or her performance against their respective MBOs. Individuals' managers, our Human Resources personnel, and then our current Chief Executive Officer reviewed those assessments, and developed recommendations for relative MBO performance. Our current Chief Executive Officer presented those recommendations for the 23 individuals that served as members of our Management Operating Committee during 2011, including the Named Executive Officers, to the Committee, which determined their final relative performance against their MBOs. Individual executives' payouts were reduced to the extent they did not meet all of their respective MBOs. The Committee then reviewed the leadership and other activities of the executives to ensure that their performance demonstrated good leadership behaviors, and further adjusted payouts downward where appropriate. Our current Chief Executive Officer approved the final relative performance for all other MIP participants. The Committee reviewed our current Chief Executive Officer's self-assessment, and made a recommendation to the full Board relating to our current Chief Executive Officer's relative MBO performance. The full Board agreed with the Committee's recommendation.

Our Chief Executive Officer has the ability to recommend, and the Committee has the ability to approve, additional incentive award amounts. No such awards were recommended or approved for 2011.

No Named Executive Officer received greater than 109.8% of his or her 2011 MIP Target award amount. Some Named Executive Officers did receive less than 109.8% of their respective 2011 MIP Target award amount since they did not meet all of their individual MBOs. The table below sets forth each Named Executive Officers' 2011 MIP Target award amount and actual payout.

Name	Position	2011 Base Salary	2011 MIP Target Award Amount	2011 MIP Opportunity Range	Actual 2011 MIP Approved Payout
Glen Messina[(1)] . . .	President and Chief Executive Officer	$700,000	$643,125	$482,343 to $964,688	$706,151
Jerome Selitto[(2)] . .	Former President and Chief Executive Officer	$840,000	$882,000	$661,500 to $1,323,000	$ 0
David Coles[(3)]	Interim Executive Vice President and Chief Financial Officer	N/A	N/A	N/A	N/A
Sandra Bell[(4)]	Former Executive Vice President and Chief Financial Officer	N/A	N/A	N/A	N/A
George Kilroy	Executive Vice President, Fleet	$472,500	$330,750	$248,062 to $496,125	$294,162
Luke Hayden[(5)] . . .	Former Executive Vice President, Mortgage	$468,000	$330,750	$248,062 to $496,125	$200,000

(1) Mr. Messina was hired on July 13, 2011, as our Chief Operating Officer, and served in that capacity until January 3, 2012, when he was named President and Chief Executive Officer. For Mr. Messina, $300,000 of his 2011 MIP award was guaranteed pursuant to the terms of his offer letter and, accordingly, this amount is included in the "Bonus" column of the "Summary Compensation Table" below rather than the "Non-Equity Incentive Plan Compensation" column.

(2) Mr. Selitto's employment terminated on January 3, 2012.

(3) Mr. Coles provides services to us through his employment with Alvarez & Marsal North America, LLC, and he does not receive any compensation directly from us.

(4) Ms. Bell's employment terminated on March 1, 2011.

(5) Mr. Hayden's employment terminated on March 12, 2012, and the $200,000 payout amount for Mr. Hayden under the 2011 MIP is subject to the execution of a release satisfactory to us.

Long-Term Incentive Awards. The Committee administers the 2005 Equity and Incentive Plan, which provides for equity-based awards, including RSUs and options to purchase our common stock ("Stock Options"). The Committee considers equity-based awards to our Named Executive Officers an appropriate and effective method of retaining key management employees and aligning their interests with the interests of our stockholders. Eligibility for equity-based awards, the number of shares underlying each award and the terms and conditions of each award are determined by the Committee upon consultation with our management and the Committee's compensation consultant.

The Committee approved a long-term incentive plan grant in November 2011 (the "November 2011 LTIP Grant") to a limited group of employees in order to continue to align them with long-term shareholder interests. This grant was made in the context of 2010, when the Committee did not provide any long-term incentive grant, despite strong operating earnings. The November 2011 LTIP Grant was specifically designed to focus on long-term shareholder value creation. The elements of the November 2011 LTIP Grant include:

Plan Element	Linkage to Shareholder Value Creation
Stock Options	Stock options granted as part of the November 2011 LTIP Grant are time vested and have an exercise price of $20, which represented a 22% premium over the share price on the date of the 2011 LTIP Grant, and provide value when the share price rises above $20. The amount of value provided directly correlates to the amount of share price increase when the share price exceeds $20.
Performance-Based Restricted Stock Units ("PRSUs")	The PRSUs granted as part of the November 2011 LTIP Grant will vest only if we achieve specified levels cumulative Core Earnings (Pre-Tax) over a multi-year performance period. Payouts will be made when long-term operating success is achieved. Threshold level of performance will result in vesting of 50% of the Target number of PRSUs granted to a recipient. Target level of performance will result in vesting of 100% of the Target number of PRSUs granted to a recipient. Outstanding level of performance will result in vesting of 150% of the Target number of PRSUs granted to a recipient.
Three year cliff-vesting	Unless an accelerated vesting trigger has occurred as described below, both the Stock Options and the PRSUs granted as part of the November 2011 LTIP Grant vest after three years, so that long-term performance is required before executives receive awards and retention of key employees is enhanced.
Accelerated vesting triggers	Both the Stock Options and the PRSUs granted as part of the November 2011 LTIP Grant contain accelerated vesting triggers upon a termination of employment without cause or the occurrence of a change in control (each, an "Accelerated Vesting Trigger"). Upon the occurrence of an Accelerated Vesting Trigger that occurs on or before December 31, 2013, and while the November 2011 LTIP Grant recipient is employed by us, the Stock Options and the PRSUs granted as part of the November 2011 LTIP Grant to such recipient will become vested based on the date of the Accelerated Vesting Trigger as indicated in the chart below:

Date of Accelerated Vesting Trigger:	% Vested
Before January 1, 2012	0%
On or after January 1, 2012, but before January 1, 2013	25%
On or after January 1, 2013, but before December 31, 2013	50%
December 31, 2013	100%

See "—Potential Payments upon Termination of Employment or Change in Control" below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer.

Plan Element	Linkage to Shareholder Value Creation
Share ownership guidelines	November 2011 LTIP Grant recipients are required to hold a specified amount of our common stock. Until a November 2011 LTIP Grant recipient meets these guidelines, he or she is not permitted to sell any shares of our common stock acquired under the November 2011 LTIP Grant or any subsequent equity-based grants (except to pay taxes upon vesting or exercise). The ownership guidelines are as follows: • CEO—5x base salary • COO, CFO, Division Presidents—3x base salary • Other Senior Executives—2x base salary • Other grant recipients—1x base salary
Restrictive Covenant Agreements	Recipients of the November 2011 LTIP Grant were required to sign a restrictive covenant agreement or forfeit their November 2011 LTIP Grant. The restrictive covenant agreements prohibit the executives from engaging in certain activities during the term of their employment with us and for one year following employment termination. A majority of the recipients of the November 2011 LTIP Grant, including one Named Executive Officer, Mr. Kilroy, elected not to sign a restrictive covenant agreement and, therefore, forfeited their November 2011 LTIP Grants.

The following Named Executive Officers were recipients of November 2011 LTIP Grant awards. The November 2011 LTIP Grant levels, which were based on each individual's prior performance and expected future contribution to our success, did not exceed market median levels and are detailed as follows:

Name	Title	2011 Annualized Base Salary	Target Number of PRSUs Granted as part of November 2011 LTIP Grants	Number of Stock Options Granted as part of November 2011 LTIP Grants	Total Grant Date Fair Value of November 2011 LTIP Grants	November 2011 LTIP Grant Date Fair Value as a Percent of Annualized Base Salary
Glen Messina[(1)]	President and Chief Executive Officer	$700,000	50,625	64,532	$ 869,210	124%
Jerome Selitto[(2)]	Former President and Chief Executive Officer	$840,000	78,750	100,382	$1,352,088	161%
George Kilroy[(3)]	Executive Vice President, Fleet	$472,500	26,606	33,915	$ 456,811	97%
Luke Hayden[(4)]	Former Executive Vice President, Mortgage	$468,000	21,060	26,845	$ 361,586	77%

(1) Mr. Messina was hired on July 13, 2011, as our Chief Operating Officer, and served in that capacity until January 3, 2012, when he was named President and Chief Executive Officer.

(2) Mr. Selitto's employment terminated on January 3, 2012. As a result, Mr. Selitto's November 2011 LTIP Grants as described in this table will not become fully vested in accordance with their terms. The terms of any severance agreement with Mr. Selitto have not been agreed upon.

(3) Mr. Kilroy elected to forfeit his November 2011 LTIP Grant and is not subject to a restrictive covenant agreement.

(4) Mr. Hayden's employment terminated on March 12, 2012. As a result, Mr. Hayden's November 2011 LTIP Grants as described in this table will not become fully vested in accordance with their terms. The terms of any severance agreement with Mr. Hayden have not been agreed upon.

2012 Executive Compensation Decision-making.

In 2012, we continued to focus our executive compensation program on our overall business strategy, sustainable business performance, and shareholder value creation. Our executive compensation program is pay-for-performance oriented, with the expectation that this will drive success and create value. Success will continue to be determined by operating and individual performance, including the right behaviors.

2012 Management Incentive Plan. We evaluated our expected operating, business and economic environment for 2012, and determined that our business strategy and operations must change to reflect our new business priorities, including managing our business to generate positive cash flow. As a result, the Committee determined that a balanced approach focusing on cash flow generation and operating performance will best achieve our needs and create shareholder value.

The 2012 MIP provides all participants, including Named Executive Officers, with the opportunity to receive payouts if we meet performance goals based upon Adjusted Cash Flow, Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE, as more fully described below. Reflecting the importance of cash flow generation, no payouts under the 2012 MIP will be made if our Adjusted Cash Flow is not at least equal to the Threshold level of performance. The pay-for-performance nature of the 2012 MIP is further enhanced by the continued use of individual MBOs, so that maximum potential payouts may be reduced if an individual's MBOs (including exhibiting the right leadership behaviors) are not met.

We have structured 2012 MIP awards for business unit employees (other than our business unit Presidents) on business unit, rather than company-wide, performance. This business unit focus is intended to drive each participant to maximize the performance of his or her own business unit, and the performance which he or she controls. We believe that this is the best way to drive performance in the business units. For our business unit Presidents, we have structured their 2012 MIP awards to take into account both business unit and company-wide performance.

Establishment of 2012 MIP Performance Goals

On March 30, 2012, the Committee approved the performance goals for awards made under the 2012 MIP. The performance period under the 2012 MIP is January 1, 2012 through December 31, 2012. The performance goals for awards granted under the 2012 MIP are based on three separate metrics: (1) "Core Earnings (Pre-Tax) Per Diluted Share," (2) "Adjusted Cash Flow," and (3) "Pre-tax Core ROE," which will be weighted 20%, 60% and 20%, respectively, in determining the amount of awards to be paid at the conclusion of the performance period. The metrics for each particular award are conditioned on our performance as a whole, the performance of our fleet segment, or the performance of our consolidated mortgage segments, as applicable, based on the grant recipient's primary responsibilities.

The Core Earnings (Pre-Tax) Per Diluted Share metric is based on "Core Earnings (Pre-tax)" (defined for purposes of the 2012 MIP as pre-tax income after non-controlling interest excluding unrealized changes in fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments, as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage service rights) divided by our fully diluted weighted-average common shares outstanding during the performance period. Unlike the definition of Core Earnings (Pre-Tax) used in connection with the 2011 MIP, the definition of Core Earnings (Pre-Tax) used for purposes of the 2012 MIP also excludes realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage service rights.

The Adjusted Cash Flow metric is based on either Consolidated Adjusted Cash Flow or Segment Adjusted Cash Flow, as applicable. Consolidated Adjusted Cash Flow is defined as free cash flow calculated as follows: the total change in our cash and cash equivalents from the beginning to the end of the performance period, adjusted as follows: (a) subtract net cash proceeds received by us from the sale of equity or equity instruments, (b) add cash paid by us for options and other derivative securities, (c) add cash paid by us for principal payments on unsecured borrowings, and (d) subtract proceeds received by us from unsecured borrowings. Segment Adjusted Cash Flow is defined as segment free cash flow calculated as follows: the total change in cash and cash equivalents from the beginning to the end of the performance period for either our fleet segment or combined mortgage segment, as applicable, adjusted as follows: (a) add cash paid by such segment during the year for principal payments on intercompany borrowings and (b) subtract proceeds received by such segment during the year from intercompany borrowings.

The Pre-tax Core ROE metric is based on Core Earnings (Pre-tax), as described above determined on either a consolidated or segment basis, as applicable, divided by "Adjusted Average Book Equity" determined on either a consolidated or segment basis, as applicable. Consolidated Adjusted Average Book Equity is based on an average of Total PHH Corporation stockholder's equity as of each of September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012, adjusted for the equity impact of unrealized changes in the fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments and realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights that are recorded during the performance period. The adjustment to average Total PHH Corporation stockholders' equity will be calculated as follows: average Total PHH Corporation stockholders' equity plus or minus the after-tax impact (based upon a 41% effective tax rate) of unrealized changes in the fair value of mortgage servicing rights.

To calculate Segment Adjusted Average Book Equity and Segment Pre-tax Core ROE for each of our fleet and combined mortgage segments, segment equity as of each of September 30, 2011 and December 31, 2011 is based on the actual segment equity determined for those quarters under the methodology we generally use for determining segment equity, and segment equity for calendar quarters in 2012 is based on segment equity as of January 1, 2012, adjusted on a dollar-for-dollar basis based on the actual changes in each segment's equity determined in accordance with U.S. generally accepted accounting principles and adjusted for the equity impact of unrealized changes in fair value of mortgage servicing rights that are recorded during the performance period, to the extent applicable. The adjustment to the above segment equity amounts will be calculated as follows: the segment equity amounts determined above plus or minus the after-tax impact (based upon a 41% effective tax rate) of unrealized changes in the fair value of mortgage servicing rights, as applicable.

For 2012, MIP participants may receive a maximum cash payment equal to such participant's target award amount multiplied by the maximum payout percentage set forth in the following tables, as applicable, based upon the level of achievement of the Core Earnings (Pre-tax) Per Diluted Share, Adjusted Cash Flow, and Pre-tax Core ROE metrics determined on either a consolidated or segment basis, as applicable, and as certified by the Committee, multiplied by the respective weighting of the metric.

PHH Corporation 2012 MIP Performance Goals

	Maximum Payout Percentage		
Level of Achievement	Consolidated Core Earnings (Pre-tax) Per Diluted Share	Consolidated Adjusted Cash Flow	Consolidated Pre-tax Core ROE
Maximum	150%	150%	150%
Target	100%	100%	100%
Threshold	35%	95%	35%
Not Meeting Threshold	0%	0%	0%

Combined Mortgage Segment 2012 MIP Performance Goals

Level of Achievement	Maximum Payout Percentage		
	Segment Core Earnings (Pre-tax) Per Diluted Share	Segment Adjusted Cash Flow	Segment Pre-tax Core ROE
Maximum	150%	150%	150%
Target	100%	100%	100%
Threshold	20%	95%	20%
Not Meeting Threshold	0%	0%	0%

Fleet Segment 2012 MIP Performance Goals

Level of Achievement	Maximum Payout Percentage		
	Segment Core Earnings (Pre-tax) Per Diluted Share	Segment Adjusted Cash Flow	Segment Pre-tax Core ROE
Maximum	150%	150%	150%
Target	100%	100%	100%
Threshold	72%	95%	71%
Not Meeting Threshold	0%	0%	0%

Payments under the 2012 MIP will only be made following certification by the Committee that the Consolidated Adjusted Cash Flow or Segment Adjusted Cash Flow performance goal, as applicable, for a particular award is at least at the "Threshold" level.

The maximum payout percentage for a level of achievement of any metric above the "Threshold" level and between the "Target" and "Maximum" levels set forth in the tables above will be determined based on straight-line interpolation. No payment will be made in excess of the maximum payout percentage at the "Maximum" level multiplied by the respective weighting of the metric.

The Committee may exercise negative discretion to reduce actual payouts. In addition to any other goals the Committee may establish to inform its exercise of that discretion, the Committee has determined that no payment will be made under any 2012 MIP award unless, in the Committee's determination, the projected cash flow for 2013 is sufficient to meet anticipated 2013 liquidity needs under our 2013 business plan.

Vesting of 2009 Performance Units

In March 2009, awards of performance-based restricted stock units (the "2009 Performance Units") were made under the 2005 Equity and Incentive Plan to certain of our employees employed by us at such time, including Mr. Kilroy. Upon vesting, each 2009 Performance Unit recipient was entitled to receive shares of our common stock based upon the level of achievement of the performance goal associated with the 2009 Performance Units. The performance goal associated with the 2009 Performance Units was based on our cumulative pre-tax income after non-controlling interest ("PTIANI") for the target measurement period of January 1, 2009, through December 31, 2011, and payouts were based on the following levels of achievement:

Targeted Performance Level	Cumulative PHH Corporation Pre-Tax Income After Non-Controlling Interest During Target Measurement Period	Achieved Percentage
Threshold	At least $273 million but less than $546 million	50%
Target	At least $273 million but less than $546 million	100%
Outstanding	At least $655 million	120%

Achievement below the Threshold level would have resulted in no shares being issued. Achievement at the Threshold level would have resulted in 50% of the target number of shares subject to a 2009 Performance Unit award being issued. Achievement at the Target level would have resulted in the target number of shares subject to a 2009 Performance Unit award being issued. Achievement at the Outstanding level would have resulted in 120% of the target number of shares subject to a 2009 Performance Unit award being issued.

Pursuant to the terms of the 2009 Performance Unit awards, the Committee had the authority and discretion to exclude the impact of certain extraordinary or unusual accounting adjustments, income items or expense items from the calculation of our cumulative PTIANI during the target measurement period that were reasonably considered to be outside of the control of management.

On February 29, 2012, the Committee certified attainment of the performance goal for the 2009 Performance Units at the Outstanding level of achievement after exercising discretion to exclude the impact of fair value adjustments on our mortgage servicing rights during the target measurement period from the calculation of cumulative PTIANI for the target measurement period. The Committee determined that the impact of fair value adjustments on our mortgage servicing rights during the target measurement period were reasonably considered to be outside the control of management. As a result, recipients of the 2009 Performance Units, including Mr. Kilroy, earned 120% of the target number of shares subject to their 2009 Performance Unit awards.

Compensation of Our Current Chief Executive Officer

On July 13, 2011, we hired Mr. Messina as our Chief Operating Officer. Mr. Messina received the following in connection with the commencement of his employment as our Chief Operating Officer: $300,000 of Mr. Messina's 2011 MIP award was guaranteed to replace the bonus that he was giving up at his prior employer; 185,000 stock options and 17,000 RSUs, each of which vest ratably over a three year period and were granted to replace equity he forfeited from his prior employer; and a matching grant of 10,000 RSUs that are one-year cliff vested to match open market purchases by Mr. Messina of 10,000 shares of our common stock. As a participant in our executive compensation program, Mr. Messina also received a November 2011 LTIP Grant. See "—Summary Compensation Table" and "—Grants of Plan-Based Awards During 2011" below for further details concerning Mr. Messina's 2011 compensation.

On January 3, 2012, Mr. Messina was promoted from Chief Operating Officer to President and Chief Executive Officer. In connection with his promotion, Mr. Messina received certain promotional considerations that were intended to recognize his new duties, as well as further align him with shareholder interests and incent him to drive shareholder value creation over the long-term, as follows:

- Base salary increase to $800,000 from $700,000
- Increase in MIP Target annual incentive opportunity to 150% of Base Salary from 125% of Base Salary
- 203,937 PRSUs that vest February 19, 2015, only if share price targets are achieved and subject to Mr. Messina's continued employment with us. There is no accelerated vesting for termination for any reason other than a change in control. Each PRSU represents a contingent right to receive one share of our common stock upon vesting. The PRSUs will vest on February 19, 2015, if the average of our common stock price for the 90-day period prior to and including February 19, 2015, equals or exceeds $30.00 per share, subject to equitable adjustment upon the occurrence of certain events. One-third of the PRSUs will vest on February 19, 2015, if the average of our common stock price for the 90-day period prior to and including February 19, 2015, equals or exceeds $25.00 per share and is less than $30.00 per share, subject to equitable adjustment upon the occurrence of certain events. None of the PRSUs will vest if the average of our common stock price for the 90-day period

prior to and including February 19, 2015, is less than $25.00 per share, subject to equitable adjustment upon the occurrence of certain events.

- 400,000 stock options that cliff-vest on February 19, 2015, subject to Mr. Messina's continued employment with us. There is no accelerated vesting for termination for any reason other than a change in control.

Retirement Benefits

Mr. Kilroy participates in the PHH Corporation Pension Plan, which is a defined benefit pension plan that was available to all of our employees prior to 2005. The benefits payable under the PHH Corporation Pension Plan have been frozen for Mr. Kilroy and the other plan participants. See "—Pension Benefits" below for more information regarding benefits available to Mr. Kilroy under this plan. In addition, all of our Named Executive Officers are eligible to participate in the PHH Corporation Employee Savings Plan (the "PHH Savings Plan") on the same basis as other employees during the term of their employment. The PHH Savings Plan is a tax-qualified retirement savings plan that provides for employee contributions made on a pre-tax basis and matching contributions based on a portion of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. The matching contribution percentage under the PHH Savings Plan is 4% of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. See "All Other Compensation" in Footnote 6 under "—Summary Compensation Table" for more information regarding matching contributions to the PHH Savings Plan made on behalf of each Named Executive Officer.

Perquisites and Other Compensation

We provide only a limited number of perquisites to our Named Executive Officers. Our Named Executive Officers generally are provided with or have use of company vehicles and financial planning services. We eliminated tax reimbursements on the foregoing perquisites effective April 2011. Considering our fleet management business, the provision of vehicles to our Named Executive Officers is considered an appropriate perquisite. The Committee reviews the appropriateness of perquisites each year, and will do so again in 2012. Each of our Named Executive Officers also is entitled to participate in various employee benefit plans available generally to all employees on a non-discriminatory basis.

Change in Control and Other Severance Arrangements

We maintain a general severance program for executives and other employees. No employee had a special severance arrangement in 2011, except for Mr. Selitto, whose employment agreement which contained severance provisions expired by its terms in October 2011. Under the 2005 Equity and Incentive Plan, unvested equity-based awards generally will become fully and immediately vested and, in the case of stock options, exercisable, upon the occurrence of a change in control transaction (as defined in the 2005 Equity and Incentive Plan). See "—Potential Payments upon Termination of Employment or Change in Control" below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer.

During 2011, we entered into a Separation Agreement with Ms. Bell that contained non-competition and non-solicitation provisions (in addition to other restrictive covenants). In exchange for these restrictive covenants, we agreed to provide Ms. Bell with various severance and related benefits, including 12 months base salary and benefits continuation, a lump sum of $200,000, outplacement services, title transfer of her Company car, and continued equity vesting.

Deductibility of Executive Compensation

In accordance with Section 162(m) of the Internal Revenue Code, the deductibility for federal corporate income tax purposes of compensation paid to certain of our executive officers in excess of

$1 million in any year may be restricted. The Committee believes that it is in the best interests of our stockholders to provide tax-deductible compensation when consistent with meeting our key strategic and operational goals and objectives. Accordingly, where it is deemed necessary and in our best interests to attract and retain the best possible executive talent and to motivate such executives to achieve the goals inherent in our business strategy, the Committee may approve compensation to executive officers that may exceed the limits of deductibility imposed by Section 162(m). The 2011 and 2012 Management Incentive Plans were specifically designed, approved and implemented for favorable tax treatment under Section 162(m). The Committee retains the ability to exercise its judgment to make awards that it believes are in the best interests of shareholders, even if those awards do not result in favorable tax treatment. The Committee intended the 2011 and 2012 MIPs to comply with Section 162(m).

Compensation Risk Assessment

Our management, with the assistance of the Human Capital and Compensation Committee's compensation consultant, conducted a risk assessment of our compensation programs to determine whether such programs are reasonably likely to have a material adverse effect on us. The risk assessment determined that our compensation programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on us. While risk-taking is a necessary part of profitable growth, the Human Capital and Compensation Committee has focused on aligning our compensation policies with our long-term interests and avoiding short-term rewards for management decisions that could pose long-term risks to us, as follows:

- Limits on MIP awards. MIP awards are capped at 150% of an executive's target award to protect against disproportionately large short-term incentives, and the Human Capital and Compensation Committee has discretion in determining reductions in the size of MIP awards based on those factors it deems appropriate, including whether an executive has caused us to incur unnecessary or excessive risk. (Performance below the Threshold performance level do not result in payouts and payouts at the Threshold performance level result in payouts of 75% of Target opportunity.) Further, senior executive officers have specific risk components embedded in their MBOs.
- Use of Long-Term Incentive Compensation. Equity-based long-term incentive compensation that vests over a period of years, including awards with performance objectives, is a component of senior executive compensation. This vesting period encourages our executives to focus on sustaining our long-term performance.
- Multi-Level Review and Oversight. We have multi-level review and oversight of our business operations and compensation processes, in order to mitigate the possibility of employees receiving rewards for engaging in short-term, unsustainable performance decisions.

We have other compensation risk governance practices in place as well. Our Chief Risk Officer is responsible for understanding the risks posed by our operations and processes, including our compensation programs. The Chief Risk Officer's input also is expressly solicited by the Committee in the design phase when changes to our compensation programs are being considered. The Chief Risk Officer provides an analysis of the risks and mitigating factors to the Committee in connection with all compensation program changes. The Board's compensation risk governance includes the Human Capital and Compensation Committee consulting with the Board's Audit Committee and Finance and Risk Management Committee around compensation and risk. The Finance and Risk Management Committee reviews the risk factors each year, and reviews program changes for these factors, consistent with its Charter.

In sum, our compensation programs are structured so that a considerable amount of compensation of our executives is tied to our long-term health, which encourages risk oversight. Our compensation programs avoid the type of disproportionately large short-term incentives that could encourage executives and other employees to take risks that may not be in our long-term interests, include risk management in the individual objectives of executives and other key employees to align them with incentive payouts, and provide incentives to manage for long-term performance. The Human Capital and Compensation Committee believes this combination of factors encourages our executives and other employees to manage our businesses in a prudent manner.

Compensation Committee Interlocks and Insider Participation

The Human Capital and Compensation Committee is currently comprised of Messrs. Loren, Brinkley and Pizzi and Ms. Reif. Mr. Pizzi was appointed to the Human Capital and Compensation Committee on January 26, 2012. The Human Capital and Compensation Committee consists entirely of "outside directors" within the meaning of the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended, "non-employee directors" under SEC Rule 16b-3, and "independent" directors as affirmatively determined by the Board pursuant to the NYSE Listing Standards and our categorical Independence Standards. The current members of the Human Capital and Compensation Committee are the individuals named as signatories to the Compensation Committee Report set forth above under "Compensation Committee Report." None of the individuals that served on the Human Capital and Compensation Committee during 2011 and none of the current members of the Human Capital and Compensation Committee are former officers or employees of the Company.

SUMMARY COMPENSATION TABLE

The information below sets forth the compensation awarded to, earned by or paid to our "named executive officers" as defined in Item 402 of Regulation S-K (collectively referred to as our "Named Executive Officers"). The form and amount of the compensation awarded to, earned by or paid to our Named Executive Officers for the year ended December 31, 2011, was determined by the Human Capital and Compensation Committee of our Board. The amounts included in the "Stock Awards," "Option Awards" and "Total" columns reflect the aggregate grant date fair value of equity-based compensation awards made during a given year in accordance with SEC rules, as opposed to the amount of equity-based compensation expense recognized by us during such year or the amount of value actually realized from equity-based compensation awards during such year by the particular Named Executive Officer. Accordingly, the amounts in the "Total" column do not necessarily reflect either the compensation expense recognized by us for a given year or the value actually realized from equity-based compensation awards by our Named Executive Officers for a given year, either of which may be substantially greater or less than the amounts included in the "Total" column below. See the "Option Exercises and Stock Vested During 2011" table below for information concerning the amount of value actually realized during 2011 by our Named Executive Officers from equity-based compensation awards. For Messrs. Selitto and Hayden, amounts included in the "Stock Awards," "Option Awards" and "Total" columns reflect the aggregate grant date fair value of equity-based compensation awards made during 2011 that will not become fully vested in accordance with their terms due to the termination of Mr. Selitto's employment on January 3, 2012, and the termination of Mr. Hayden's employment on March 12, 2012. For Mr. Kilroy, amounts included in the "Stock Awards," "Option Awards" and "Total" columns reflect the aggregate grant date fair value of equity-based compensation awards made during 2011 that were forfeited on December 29, 2011, due to Mr. Kilroy's election not to sign a restrictive covenant agreement.

Name and Principal Position(s)	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Glen A. Messina(7)	2011	304,231	300,000	892,824	2,148,346	406,151	—	17,287	4,068,839
President and Chief Executive	2010	—	—	—	—	—	—	—	—
Officer	2009	—	—	—	—	—	—	—	—
Jerome J. Selitto(8)	2011	821,231	—	643,388	708,700	—	—	28,301	2,201,620
Former President and Chief	2010	800,000	—	—	—	800,000	—	155,736	1,755,736
Executive Officer	2009	138,462	—	251,650	2,185,000	—	—	20,328	2,595,440
David J. Coles(9)	2011	—	—	—	—	—	—	—	—
Interim Executive Vice President	2010	—	—	—	—	—	—	—	—
and Chief Financial Officer	2009	—	—	—	—	—	—	—	—
Sandra E. Bell(10)	2011	76,923	—	—	—	—	—	372,577	449,500
Former Executive Vice President	2010	400,000	—	—	—	195,000	—	35,595	630,595
and Chief Financial Officer	2009	400,000	—	206,850	226,343	486,800	—	1,137,957	2,457,950
George J. Kilroy	2011	461,942	—	217,371	239,440	294,162	85,219	24,395	1,322,529
Executive Vice President, Fleet	2010	450,000	—	—	—	320,625	88,927	39,189	898,741
	2009	450,000	—	206,850	226,343	684,113	44,836	36,653	1,648,795
Luke S. Hayden(11)	2011	459,554	—	172,060	189,526	200,000	—	41,416	1,062,556
Former Executive Vice	2010	286,027	—	291,900	122,850	171,616	—	173,608	1,046,001
President, Mortgage	2009	—	—	—	—	—	—	—	—

(1) For Mr. Messina, amounts in this column for 2011 represent the salary paid to him as our Chief Operating Officer from July 13, 2011 through December 31, 2011. Ms. Bell's employment with us ceased on March 1, 2011. Mr. Coles was appointed as Interim Executive Vice President and Chief Financial Officer effective March 1, 2011.

(2) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers, in the form of common stock or RSUs. See Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(3) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers in the form of stock options. See Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(4) For Messrs. Messina, Kilroy and Hayden, amounts included in this column for 2011 represent awards under the PHH Corporation Management Incentive Plan, and, with respect to Mr. Hayden would be subject to the execution of a release satisfactory to us. See "—Compensation Discussion and Analysis—2011 Executive Compensation Program Design—Variable Annual Cash Compensation Programs" for more information.

(5) The 2011 amounts in this column reflect the change in the actuarial present value of the accumulated benefit under the PHH Corporation Pension Plan for Mr. Kilroy who is our only participating Named Executive Officer. The PHH Corporation Pension Plan has been frozen and the final average compensation and years of service is based on the years of service and compensation earned prior to October 31, 2004. See "—Pension Benefits" for additional information regarding the benefits accrued for Mr. Kilroy and Note 11, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for more information regarding the calculation of our pension costs.

(6) Amounts included in this column for 2011 are set forth in the supplemental "All Other Compensation" table below.

(7) Mr. Messina became our President and Chief Executive Officer and a member of our Board of Directors following the resignation of Mr. Selitto as President and Chief Executive Officer and as a Board member on January 3, 2012. From July 13, 2011 through January 3, 2012, Mr. Messina served as our Chief Operating Officer. For Mr. Messina, $300,000 of his 2011 MIP award was guaranteed pursuant to the terms of his offer letter and, accordingly, this amount is included in the "Bonus" column rather than the "Non-Equity Incentive Plan Compensation" column for Mr. Messina for 2011.

(8) Mr. Selitto resigned as our President and Chief Executive Officer and as a Member of our Board of Directors effective January 3, 2012. The terms of any severance arrangements for Mr. Selitto have not been agreed upon.

(9) Mr. Coles serves as our Interim Executive Vice President and Chief Financial Officer pursuant to a letter agreement with Alvarez & Marsal North America, LLC ("A&M") and he remains employed as a Managing Director of A&M. Mr. Coles is compensated pursuant to his arrangements with A&M and Mr. Coles is not separately compensated by us and does not participate in any of our equity compensation plans or employee benefit plans. For a more detailed description of the arrangement with A&M, see *Certain Relationships and Related Transactions*.

(10) Ms. Bell resigned as our Executive Vice President and Chief Financial Officer effective March 1, 2011.

(11) Mr. Hayden resigned as our Executive Vice President, Mortgage effective March 12, 2012. The terms of any severance arrangements for Mr. Hayden have not been agreed upon.

All Other Compensation

The following table provides additional information about the amounts that appear in the "All Other Compensation" column in the Summary Compensation Table above.

Name	401(k) Matching Contribution (a)	Financial Planning Services (b)	Company Car and Fuel (c)	Tax Gross-Up (d)	Other (e)	Total
Glen A. Messina	$ —	$ —	$17,287	$ —	$ —	$ 17,287
Jerome J. Selitto	9,800	—	18,501	—	—	28,301
David J. Coles	—	—	—	—	—	—
Sandra E. Bell	—	—	49,500	—	323,077	372,577
George J. Kilroy	3,462	—	18,070	2,863	—	24,395
Luke S. Hayden	5,727	14,731	17,034	3,924	—	41,416

(a) Reflects matching contributions made under the PHH Corporation Employee Savings Plan. Following the completion of one year of service, matching contributions are available to all of our employees up to 4% of the amount of their voluntary contributions to the plan not to exceed the statutory limit.

(b) Reflects the value of financial planning services utilized by certain of our Named Executive Officers.

(c) Reflects the aggregate lease value of company cars and, in the case of Mr. Selitto, fuel reimbursement of $3,751. Amounts for Ms. Bell reflect the value of her company car, the title to which was transferred to Ms. Bell pursuant to her severance agreement.

(d) Reflects the tax gross-up amounts paid through April 21, 2011 (i) in respect of car costs for Mr. Kilroy and (ii) in respect of financial planning services and car costs for Mr. Hayden. On April 21, 2011, we eliminated tax gross-ups for financial planning and car costs.

(e) Reflects the severance payments made to Ms. Bell pursuant to her severance agreement during 2011, excluding the value of her company car, the title to which was transferred to her pursuant to her severance agreement. See Footnote (c) above for further details concerning the value of Ms. Bell's company car.

GRANTS OF PLAN-BASED AWARDS DURING 2011

The following table sets forth the grants of plan-based awards made during 2011:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Glen A. Messina	07/28/2011	482,383	643,125	964,688	—	—	—	—	—	—	—
	07/28/2011	—	—	—	—	—	—	17,000[3]	—	—	315,010
	07/28/2011	—	—	—	—	—	—	—	185,000[4]	18.53	1,692,750
	09/26/2011	—	—	—	—	—	—	10,000[5]	—	—	164,200
	11/14/2011	—	—	—	—	—	—	—	64,532[6]	20.00	455,596
	11/14/2011	—	—	—	25,313	50,625	75,938	—	—	—	413,614
Jerome J. Selitto	03/31/2011	661,500	882,000	1,323,000	—	—	—	—	—	—	—
	11/14/2011	—	—	—	—	—	—	—	100,382[6]	20.00	708,700
	11/14/2011	—	—	—	39,375	78,750	118,125	—	—	—	643,388
David J. Coles	—	—	—	—	—	—	—	—	—	—	—
Sandra E. Bell	—	—	—	—	—	—	—	—	—	—	—
George J. Kilroy	03/31/2011	248,062	330,750	496,125	—	—	—	—	—	—	—
	11/14/2011	—	—	—	—	—	—	—	33,915[6][7]	20.00	239,440
	11/14/2011	—	—	—	13,303[7]	26,606[7]	39,909[7]	—	—	—	217,371
Luke S. Hayden	03/31/2011	248,062	330,750	496,125	—	—	—	—	—	—	—
	11/14/2011	—	—	—	—	—	—	—	26,845[6]	20.00	189,526
	11/14/2011	—	—	—	10,530	21,060	31,590	—	—	—	172,060

(1) Amounts represent awards under the PHH Corporation Management Incentive Plan.

(2) Represents awards of performance-based restricted stock units ("2011 PRSUs") under the 2005 Equity and Incentive Plan. Subject to continued employment and certain other conditions, recipients of the 2011 PRSUs will earn shares of our common stock according to the percentage by which we attain or exceed a minimum threshold amount of cumulative Core Earnings (Pre-Tax) during the target measurement period of October 1, 2011, through December 31, 2013. For purposes of the 2011 PRSUs, "Core Earnings (Pre-Tax)" means consolidated pre-tax income after non-controlling interest excluding unrealized changes in fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. Achievement of the minimum threshold performance level during the target measurement period will entitle recipients of the 2011 PRSUs to receive the Threshold number of shares underlying such 2011 PRSUs, which represents 50% of the Target number of shares underlying such 2011 PRSUs. Recipients of the 2011 PRSUs may not earn more than 150% of the Target number of shares underlying such 2011 PRSUs. The Human Capital and Compensation Committee may exercise negative discretion to reduce the actual number of shares earned pursuant to the 2011 PRSUs. The 2011 PRSUs will be settled, and shares earned pursuant thereto will be issued, on or after January 1, 2014, and on or before April 30, 2014. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(3) Represents an award of RSUs granted on July 28, 2011. 5,667 RSUs vest July 28, 2012, 5,667 RSUs vest July 28, 2013, and 5,666 RSUs vest July 28, 2014; in each case, subject to Mr. Messina's continued employment. Each RSU represents the right to receive one share of our common stock upon vesting.

(4) Represents an award of stock options granted on July 28, 2011. 61,667 stock options vest and become exercisable on July 28, 2012, 61,667 stock options vest and become exercisable on July 28, 2013, and 61,666 stock options vest and become exercisable on July 28, 2014; in each case, subject to Mr. Messina's continued employment.

(5) Represents an award of RSUs granted on September 26, 2011, pursuant to Mr. Messina's offer letter which provides for a matching grant of RSUs for each share of our common stock purchased by Mr. Messina during the first open trading window following his start date, up to a maximum of 10,000 RSUs. These RSUs are scheduled to vest on September 26, 2012, subject to continued employment.

(6) Represents awards of stock options scheduled to vest on December 31, 2013, subject to continued employment and certain other conditions, including the execution of a restrictive covenant agreement.

(7) Represents awards of stock options and 2011 PRSUs that were forfeited by Mr. Kilroy on December 29, 2011, because the vesting condition requiring the execution of a restrictive covenant agreement was not met prior to the December 29, 2011, deadline.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011

The following table sets forth the outstanding equity awards for each of our Named Executive Officers as of December 31, 2011:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Glen A. Messina	—	185,000[2]	—	18.53	07/28/2021	—	—	—	—
	—	64,532[3]	—	20.00	11/14/2021	—	—	—	—
	—	—	—	—	—	17,000[4]	181,900	—	—
	—	—	—	—	—	10,000[5]	107,000	—	—
	—	—	—	—	—	—	—	25,313[6]	270,849
Jerome J. Selitto	166,667	83,333[7]	—	16.45	10/26/2019	—	—	—	—
	—	100,382[3]	—	20.00	11/14/2021	—	—	—	—
	—	—	—	—	—	—	—	39,375[6]	421,313
David J. Coles	—	—	—	—	—	—	—	—	—
Sandra E. Bell	6,000	—	—	9.05	03/01/2012	—	—	—	—
George J. Kilroy	23,247	—	—	20.775	03/03/2015	—	—	—	—
	13,874	—	—	24.99	06/28/2015	—	—	—	—
	23,108	11,554[8]	—	16.548	03/25/2019	—	—	—	—
	—	—	—	—	—	—	—	36,000[9]	385,200
Luke S. Hayden	5,000	10,000[10]	—	20.85	05/24/2020	—	—	—	—
	—	26,845[3]	—	20.00	11/14/2021	—	—	—	—
	—	—	—	—	—	9,333[11]	99,863	—	—
	—	—	—	—	—	—	—	10,530[6]	112,671

(1) Calculated using the closing price of our common stock on December 30, 2011 ($10.70 per share).

(2) Represents an award of stock options granted on July 28, 2011. 61,667 stock options vest and become exercisable on July 28, 2012, 61,667 stock options vest and become exercisable on July 28, 2013, and 61,666 stock options vest and become exercisable on July 28, 2014; in each case, subject to Mr. Messina's continued employment.

(3) Represents stock options scheduled to vest on December 31, 2013, subject to continued employment and certain other conditions, including the execution of a restrictive covenant agreement. Mr. Selitto's employment terminated on January 3, 2012. Mr. Hayden's employment terminated on March 12, 2012.

(4) Represents an award of RSUs granted on July 28, 2011. 5,667 RSUs vest July 28, 2012, 5,667 RSUs vest July 28, 2013, and 5,666 RSUs vest July 28, 2014; in each case, subject to Mr. Messina's continued employment. Each RSU represents the right to receive one share of our common stock upon vesting.

(5) Represents an award of RSUs granted on September 26, 2011, pursuant to Mr. Messina's offer letter which provides for a matching grant of RSUs for each share of our common stock purchased by Mr. Messina during the first open trading window following his start date, up to a maximum of 10,000 RSUs. These RSUs are scheduled to vest on September 26, 2012, subject to continued employment.

(6) Represents the threshold number, equal to 50% of the target number, of shares underlying unvested performance-based restricted stock units ("2011 PRSUs") granted under the 2005 Equity and Incentive Plan on November 14, 2011. Subject to continued employment and certain other conditions, recipients of the 2011 PRSUs will earn shares of our common stock according to the percentage by which we attain or exceed a minimum threshold amount of cumulative Core Earnings (Pre-Tax) during the target measurement period of October 1, 2011, through December 31, 2013. For purposes of the 2011 PRSUs, "Core Earnings (Pre-Tax)" means consolidated pre-tax income after non-controlling interest excluding unrealized changes in fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. Achievement of the minimum threshold performance level during the target measurement period will entitle recipients of the 2011 PRSUs to receive the Threshold number of shares underlying such 2011 PRSUs, which represents 50% of the Target number of shares underlying such 2011 PRSUs. Recipients of the 2011 PRSUs may not earn more than 150% of the Target number of shares underlying such 2011 PRSUs. The Human Capital and Compensation Committee may exercise negative discretion to reduce the actual number of shares earned pursuant to the 2011 PRSUs. The 2011 PRSUs will be settled, and shares earned pursuant thereto will be issued, on or after January 1, 2014, and on or before April 30, 2014. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the

2011 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards. Mr. Selitto's employment terminated on January 3, 2012. Mr. Hayden's employment terminated on March 12, 2012.

(7) Represents stock options scheduled to vest October 26, 2012, subject to continued employment. Mr. Selitto's employment terminated on January 3, 2012.

(8) Represents stock options that vested March 25, 2012.

(9) Represents the maximum number, equal to 120% of the target number, of 2009 Performance Units granted under the 2005 Equity and Incentive Plan on March 25, 2009. On February 29, 2012, the Human Capital and Compensation Committee certified attainment of the performance goal for the 2009 Performance Units at the maximum level after exercising discretion to exclude the impact of fair value adjustments on our mortgage servicing rights during the target measurement period. As a result, recipients of the 2009 Performance Units, including Mr. Kilroy, earned 120% of the target number of shares subject to the award. See "Executive Compensation—Compensation Discussion and Analysis—2012 Executive Compensation Decision-making—Vesting of 2009 Performance Units" for further information concerning the 2009 Performance Units.

(10) Represents stock options scheduled to vest ratably in two equal installments beginning May 24, 2012, subject to continued employment. Mr. Hayden's employment terminated on March 12, 2012.

(11) Represents RSUs that vest ratably in two equal installments beginning May 24, 2012, subject to continued employment. Mr. Hayden's employment terminated on March 12, 2012.

OPTION EXERCISES AND STOCK VESTED DURING 2011

The following table sets forth information for our Named Executive Officers regarding the number and value of shares of our common stock that vested and stock options that were exercised during 2011:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Glen A. Messina	—	—	—	—
Jerome J. Selitto	—	—	—	—
David J. Coles	—	—	—	—
Sandra Bell	47,108	389,851	—	—
George J. Kilroy	—	—	13,937	335,931
Luke S. Hayden	—	—	4,667	97,447

PENSION BENEFITS

The following table sets forth information relating to the PHH Corporation Pension Plan, which is a defined benefit plan adopted as of our spin-off in 2005. The PHH Corporation Pension Plan has been frozen for all participants, and no further benefits are accruing under such plans. The only Named Executive Officer eligible for pension benefits under the PHH Corporation Pension Plan is Mr. Kilroy. The PHH Corporation Pension Plan assumed all liabilities and obligations owed to participants that were actively employed by us at the time of the spin-off under the predecessor plan of Cendant Corporation (now known as Avis Budget Group, Inc.). Certain of our current and former employees, including Messrs. Messina, Coles, Selitto, Hayden and Ms. Bell, were not participants in the predecessor plan of Cendant Corporation (now known as Avis Budget Group, Inc.) and are not participants in the PHH Corporation Pension Plan.

Name	Plan Name	Number of Years of Credited Service (#)[(1)]	Present Value of Accumulated Benefit ($)[(2)]	Payments During Last Fiscal Year ($)
George J. Kilroy	PHH Corporation Pension Plan	29.1	1,037,781	—

(1) The number of years of credited service shown in this column is calculated based on the actual years of service through October 31, 2004.

(2) The valuations included in this column have been calculated as of December 31, 2011 assuming the Named Executive Officer will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 11, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report.

No pension benefits were paid to the Named Executive Officers in 2011. Mr. Kilroy is eligible to receive a benefit under the PHH Corporation Pension Plan based on 2% of his final average cash compensation as of the date the plan was frozen multiplied by his number of years of benefit service (up to a maximum of 30 years) measured as of the date the plan was frozen minus 50% of his annualized primary Social Security benefit. For purposes of determining Mr. Kilroy's benefits under the PHH Corporation Pension Plan, his final average compensation and years of benefit service was based on compensation and service earned prior to October 31, 2004. Mr. Kilroy's benefits under the PHH Corporation Pension Plan were frozen as of October 31, 2004.

NON-QUALIFIED DEFERRED COMPENSATION

We no longer maintain a non-qualified deferred compensation plan. The PHH Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") was established in 1994 for specified executive officers at that time and was frozen to further participation in 1997. On December 16, 2010, the Board, upon the recommendation of the Human Capital and Compensation Committee, terminated the Deferred Compensation Plan. None of the Named Executive Officers were participants in the Deferred Compensation Plan and none of the Named Executive Officers received earnings or distributions under the Deferred Compensation Plan.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits payable to the Named Executive Officers that were employed by us on December 31, 2011, pursuant to the terms of any contract, agreement, plan or arrangement that existed as of December 31, 2011, and that provided for payments and benefits following, or in connection with, a termination of the Named Executive Officer's employment, including by voluntary termination with or without good reason, involuntary termination not for cause, involuntary termination for cause, retirement, death, disability, or a change in control with or without a termination of the Named Executive Officer's employment. For purposes of calculating the amounts in the table below, we have assumed that the termination or change in control event took place on December 31, 2011, as required by SEC rules. For purposes of calculating the value on December 31, 2011, of any equity-based awards in accordance with the SEC rules, we used the closing price of our common stock on December 30, 2011, or $10.70 per share. See the discussion that follows the table for additional information regarding these estimated payments and benefits.

Name and Description of Potential Payments	Voluntary Termination without Good Reason	Involuntary Termination Not for Cause or Voluntary Termination for Good Reason	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Glen A. Messina								
Severance	$ —	$350,000	$ —	$ —	$ 350,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	288,900	288,900	288,900	288,900	—
Accelerated Payout of 2011 MIPs	—	—	—	643,125	643,125	643,125	643,125	—
Total	$ —	$350,000	$ —	$932,025	$1,282,025	$932,025	$932,025	$ —
Jerome J. Selitto								
Severance	$ —	$840,000	$ —	$ —	$ 840,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	—	—	—	—	—
Accelerated Payout of 2011 MIPs	—	—	—	882,000	882,000	882,000	882,000	—
Total	$ —	$840,000	$ —	$882,000	$1,722,000	$882,000	$882,000	$ —
George J. Kilroy								
Severance	$ —	$472,500	$ —	$ —	$ 472,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	385,200	385,200	385,200	385,200	—
Accelerated Payout of 2011 MIPs	—	—	—	330,750	330,750	330,750	330,750	—
Retirement Plans	—	—	—	—	—	—	—	1,037,781
Total	$ —	$472,500	$ —	$715,950	$1,188,450	$715,950	$715,950	$1,037,781
Luke S. Hayden								
Severance	$ —	$468,000	$ —	$ —	$ 468,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	99,863	99,863	99,863	99,863	—
Accelerated Payout of 2011MIPs	—	—	—	330,750	330,750	330,750	330,750	—
Total	$ —	$468,000	$ —	$430,613	$ 898,613	$430,613	$430,613	$ —

The amounts shown in the table above include estimates of what would be paid to the applicable Named Executive Officers upon the occurrence of the specified event. The actual amounts to be paid to the applicable Named Executive Officers can only be determined at the time of such event. We have included payments related to the PHH Corporation Pension Plan in the table since this is a frozen plan and is not available to all of our current employees. We have not included payments related to the PHH Corporation Pension Plan in the specified events other than the "Retirement" column, as these payments are not triggered by termination, death or disability of the applicable Named Executive Officer or a change in control. These amounts would be payable to the applicable Named Executive Officer at some time after the specified event once the minimum retirement age and other PHH Corporation Pension Plan requirements were met. In addition, the table does not include payments of life or disability insurance payable upon the death or disability of the applicable Named Executive Officers, as these benefits are available to all employees on the same basis.

Potential Payments and Benefits

Severance. We provide post-termination payments of salary or severance to certain of our Named Executive Officers under a policy applicable to our executive officers in the event of a reduction in our workforce or the elimination or discontinuation of their position, except to the extent that our Named Executive Officers have waived their respective rights to such benefits pursuant to separate individual severance agreements with such Named Executive Officers. Pursuant to our policy and subject to the foregoing, the minimum severance is 26 weeks of base salary and the maximum severance is 52 weeks of base salary for the applicable Named Executive Officers payable in a lump-sum amount. In addition, our severance policy applicable to our executive officers, other than Mr. Coles, includes $7,500 in outplacement services. These outplacement services may be declined by the Named Executive Officer in lieu of an equivalent cash payment.

Following Ms. Bell's termination of employment effective March 1, 2011, we entered into a separation agreement with Ms. Bell that provided severance of $400,000 in bi-weekly installments through February 29, 2012 and a lump sum payment of $200,000 on March 1, 2012. Ms. Bell was also entitled to have her equity awards continue to vest through November 30, 2011, and any vested stock options as of March 1, 2011, continued to be exercisable through March 1, 2012. Ms. Bell also received reimbursement for COBRA health care continuation premiums from April 1, 2011, through March 31, 2012, title to her company car, outplacement services (not to exceed $15,000) and reimbursement for legal expenses of up to $7,500. All of the consideration provided to Ms. Bell under her Separation Agreement is subject to her continued compliance with certain post-employment restrictive covenants, including non-compete and non-solicitation provisions.

Mr. Selitto's employment terminated on January 3, 2012, and Mr. Hayden's employment terminated on March 12, 2012. The terms of any severance arrangements for Messrs. Selitto and Hayden have not been agreed upon.

Accelerated Vesting of Stock Awards. All of the stock awards made to our Named Executive Officers have been granted under the 2005 Equity and Incentive Plan and are subject to the vesting and other terms set forth in award agreements and the 2005 Equity and Incentive Plan. Pursuant to the terms of the 2005 Equity and Incentive Plan and unless provided otherwise in the applicable award agreements, in the event of a Change in Control (defined below), any stock option award carrying a right to exercise that was not previously vested and exercisable becomes fully vested and exercisable, and any restrictions, deferral limitations, payment conditions and forfeiture conditions for RSU and other equity-based awards lapse and such equity-based awards are deemed fully vested. In addition, any performance conditions imposed with respect to such equity-based awards are deemed to be fully achieved. The terms of the November 2011 LTIP Grants contain specific accelerated vesting triggers that supersede the terms of the 2005 Equity and Incentive Plan and expressly provide that any Change in Control or termination of employment without cause occurring prior to January 1, 2012, will result in the vesting of none of the stock option and PRSU awards that were made as part of the November 2011 LTIP Grants.

Pursuant to the terms of the 2005 Equity and Incentive Plan, a Change in Control is deemed to have occurred if:

- any person, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) us, (ii) any trustee or other fiduciary holding securities under one of our employee benefit plans and (iii) any corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our common stock), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our common stock representing 30% or more of the combined voting power of our then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such transaction or, if we or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);

- the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors) whose appointment or election by the Board or nomination for election by our stockholders was approved or recommended by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors or whose appointment, election or nomination for election was previously so approved or recommended;
- there is consummated a merger or consolidation of us or any of our direct or indirect subsidiaries with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if we or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or
- our stockholders approve a plan of complete liquidation or there is consummated an agreement for the sale or disposition by us of all or substantially all of our assets (or any transaction having a similar effect), other than a sale or disposition by us of all or substantially all of our assets to an entity, immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

The amounts in the table are calculated using the closing price of our common stock on December 30, 2011, and the number of stock options and RSUs used to calculate the amounts in the table are those unexercisable stock options and unvested RSUs that would become exercisable and vested as a result of the Change in Control event pursuant to SEC rules.

Accelerated Payout of 2011 MIPs. As discussed above with regard to equity-based awards, in the event of a Change in Control, the performance conditions imposed with respect to awards under the PHH Corporation Management Incentive Plan are deemed to be fully achieved and the target payout amount under each Named Executive Officer's respective MIP award will be deemed to be earned and payable to the each such Named Executive Officer. In the event of the death of a Named Executive Officer, the performance conditions under the MIP are deemed to be fully achieved and the target payout amount, prorated according to the extent of time that the Named Executive Officer participated in the MIP during the performance period, is deemed earned and payable to such Named Executive Officer's estate. See "—Compensation Discussion and Analysis—2011 Executive Compensation Program Design—Variable Annual Cash Compensation Programs" and the "—Grants of Plan-Based Awards During 2011" table above for information regarding the MIP.

Retirement Plans. Mr. Kilroy is a participant in the PHH Corporation Pension Plan. This plan was available to all employees prior to 1999 on a non-discriminatory basis. Participants in the PHH Corporation Pension Plan are entitled to payments in the form of an annuity upon attaining retirement age. The amounts reflected in the table above are based on the estimated present value on December 31, 2011 of the payout for Mr. Kilroy. See the "—Pension Benefits" table above for more information.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of December 31, 2011:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[(1)]	2,573,475	$18.68	4,509,102
Equity compensation plans not approved by security holders	—	—	—
Total	2,573,475[(2)]	$18.68[(3)]	4,509,102

(1) Equity compensation plans approved by security holders include the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, as amended, that was approved by our stockholders on June 10, 2009. See also Note 17, "Stock-Based Compensation" in the Notes to the Consolidated Financial Statements included in the 2011 Annual Report for more information.

(2) Includes 919,379 RSUs and 1,654,096 stock options.

(3) Because there is no exercise price associated with RSUs, RSUs described in Footnote 2 above are not included in the weighted-average exercise price calculation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding common stock by those persons who are known to us to be beneficial owners of 5% or more of our common stock, by each of our current directors and director nominees, by each of the Named Executive Officers that were employed by us as of April 27, 2012, and by our current directors, director nominees and Executive Officers employed by us as of April 27, 2012, as a group. As of March 26, 2012, there were 56,613,019 shares of our common stock issued and outstanding. See also "Director Compensation" above for additional information concerning the holdings of vested RSUs by each of our non-employee directors.

Name and Address	Number of Shares Beneficially Owned[1]	Percent of Class
Principal Stockholders:		
Matthew Sirovich[2]	7,159,841	11.2%
c/o Scopia Management Inc. 152 West 57th Street, 33rd Floor New York, NY 10019		
Pennant Capital Management, LLC[3]	5,510,629	9.7%
26 Main Street, Suite 203 Chatham, NJ 07928		
Dimensional Fund Advisors LP[4]	4,570,958	8.1%
Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746		
Hayman Capital Management, L.P.[5]	4,448,751	7.9%
2101 Cedar Springs Road, Suite 1400 Dallas, TX 75201		
Hotchkis and Wiley Capital Management, LLC[6]	4,445,500	7.9%
725 South Figueroa Street, 39th Floor Los Angeles, CA 90017		
Wellington Management Company, LLP[7]	4,176,101	7.4%
280 Congress Street Boston, MA 02210		
BlackRock, Inc.[8]	3,118,909	5.5%
40 East 52nd St. New York, NY 10022		
Directors and Current Named Executive Officers:		
Glen A. Messina[9]	10,000	*
David J. Coles[10]	—	—
George J. Kilroy[11]	122,895	*
James W. Brinkley[12][20]	250	*
James O. Egan[13][20]	7,000	*
Thomas P. Gibbons[14][20]	—	—
Allan Z. Loren[15][20]	5,000	*
Gregory J. Parseghian[16][20]	25,000	*
Charles P. Pizzi[17][20]	—	—
Deborah M. Reif[18][20]	3,000	*
Carroll R. Wetzel, Jr.[19][20]	4,000	*
All Directors and Current Executive Officers as a Group (18 persons):	288,990	*

* Represents less than one percent.

(1) Based upon information furnished to us by the respective stockholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of our common stock, then such common stock is considered beneficially owned by that person under the SEC rules. Shares of our common

stock beneficially owned by our executive officers and non-employee directors include direct and indirect ownership of shares issued and outstanding, and shares as to which any such person has a right to acquire within 60 days of March 26, 2012. Unless otherwise indicated in the table, the address of all listed stockholders is c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

(2) Based solely on a Schedule 13D filed with the SEC on February 21, 2012, Matthew Sirovich, as Managing Member of Scopia Capital LLC ("Scopia Capital") and Managing Member and Executive Vice President of Scopia Management Inc. ("Scopia Management"), and certain of his affiliates, including Scopia Capital and Scopia Management, reported aggregate beneficial ownership of 7,159,841 shares of our common stock representing approximately 11.2% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Mr. Sirovich reported that he possessed sole voting and dispositive power over 30,000 shares. Mr. Sirovich also reported that he possess shared voting power and dispositive power over 7,129,841 shares, including shares issuable upon conversion of certain convertible notes.

(3) Based solely on a Form 13F filed with the SEC on February 14, 2012, Pennant Capital Management, LLC and certain of its affiliates ("Pennant") reported aggregate beneficial ownership of 5,510,629 shares of our common stock representing approximately 9.7% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2012, Dimensional Fund Advisors LP and certain of its affiliates ("DFA") reported aggregate beneficial ownership of 4,570,958 shares of our common stock representing approximately 8.1% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. DFA reported that it possessed sole voting power over 4,476,603 shares and sole dispositive power over 4,570,958 shares. DFA also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(5) Based solely on a Schedule 13G filed with the SEC on January 18, 2012, Hayman Capital Management, L.P. and certain of its affiliates ("Hayman") reported aggregate beneficial ownership of 4,448,751 shares of our common stock representing approximately 7.9% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Hayman reported that it possessed sole voting power over 4,448,751 shares and sole dispositive power over 4,448,751 shares. Hayman also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(6) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2012, Hotchkis and Wiley Capital Management, LLC ("Hotchkis") reported aggregate beneficial ownership of 4,445,500 shares of our common stock representing approximately 7.9% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Hotchkis reported that it possessed sole voting power over 2,984,800 shares and sole dispositive power over 4,445,500 shares. Hotchkis also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(7) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2012, Wellington Management Company, LLP ("Wellington") reported aggregate beneficial ownership of 4,176,101 shares of our common stock representing approximately 7.4% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Wellington reported that it possessed shared voting power over 3,699,365 shares and shared dispositive power over 4,176,101 shares. Wellington also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(8) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2012, BlackRock, Inc. and certain of its affiliates ("BlackRock") reported aggregate beneficial ownership of 3,118,909 shares of our common stock representing approximately 5.5% of our common stock outstanding as of March 26, 2012, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. BlackRock reported that it possessed sole voting power over 3,118,909 shares and sole dispositive power over 3,118,909 shares. BlackRock also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(9) Represents 10,000 shares of our common stock held directly by Mr. Messina and 0 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of March 26, 2012.

(10) Mr. Coles is employed by Alvarez & Marsal North America, LLC ("A&M") and has served as our Interim Executive Vice President and Chief Financial Officer since March 1, 2011, pursuant to a letter agreement between us and A&M dated March 1, 2011. Mr. Coles is compensated pursuant to his arrangements with A&M and is not separately compensated by us and does not participate in any of our equity compensation or employee benefit plans. For a more detailed description of our arrangement with A&M, see "Certain Relationships and Related Transactions" above.

(11) Represents 50,477 shares of our common stock held directly by Mr. Kilroy, 635 shares of our common stock held indirectly and 71,783 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of March 26, 2012.

(12) Represents 250 shares of our common stock held indirectly by Brinkley Investments, LLC. Excludes 35,715 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(13) Represents 7,000 shares of our common stock held directly by Mr. Egan. Excludes 29,174 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(14) Represents 0 shares of our common stock held directly by Mr. Gibbons. Excludes 7,846 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(15) Represents 5,000 shares of our common stock held directly by Mr. Loren. Excludes 22,055 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(16) Represents 25,000 shares of our common stock held indirectly by Mr. Parseghian. Excludes 23,036 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(17) Represents 0 shares of our common stock held directly by Mr. Pizzi. Excludes 1,670 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(18) Represents 3,000 shares of our common stock held directly by Ms. Reif that are pledged as security. Excludes 19,150 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(19) Represents 4,000 shares of our common stock held directly by Mr. Wetzel. Excludes 19,253 shares of our common stock underlying fully vested RSUs held as of April 2, 2012. See Footnote 20 below for further information.

(20) Each non-employee director has been granted Director RSUs that are immediately vested upon grant and that are settled in shares of our common stock one year after the director is no longer a member of the Board. Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs may not be sold or otherwise transferred for value, and directors have no right to acquire the shares underlying Director RSUs, prior to the date that is one year after termination of service on the Board. As a result, the shares underlying Director RSUs have been omitted from the above table. As of April 2, 2012, Messrs. Brinkley, Egan, Gibbons, Loren, Parseghian, Pizzi and Wetzel and Ms. Reif held 35,715; 29,174; 7,846; 22,055; 23,036; 1,670; 19,253 and 19,150 Director RSUs, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any persons that beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. To our knowledge, based solely upon our review of Forms 3 and 4 that have been filed with the SEC and written representations from our executive officers and directors that no Form 5s were required, we believe that all of our executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2011.

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

We provide stockholders with the opportunity, under certain circumstances and consistent with our amended and restated by-laws and the rules of the SEC, to participate in the governance of the Company by submitting proposals and director nominations for consideration at our annual meeting of stockholders. Proposals from stockholders are given careful consideration by us in accordance with Rule 14a-8 promulgated under the Exchange Act ("Rule 14a-8"). For a proposal to be included in our proxy statement and proxy card for our 2013 Annual Meeting of Stockholders, such proposal must comply with Rule 14a-8 and must be received by us in writing no later than December 28, 2012. Additionally, if our 2012 Annual Meeting of Stockholders is held on June 6, 2012, as expected, any stockholder proposal or director nomination for our 2013 Annual Meeting of Stockholders that is not intended for inclusion in our proxy statement and proxy card in respect of such meeting will be considered "untimely" if it is received by us prior to the close of business on February 7, 2013 or after the close of business on March 8, 2013. An untimely proposal may not be brought before or considered at our 2013 Annual Meeting of Stockholders. Any stockholder proposal or director nomination submitted must also be made in compliance with our amended and restated by-laws. For more information regarding our by-law procedures for director nominations, please refer to "Corporate Governance—Nomination Process and Qualifications for Director Nominees."

All stockholder proposals and director nominations must be addressed to the attention of our Secretary at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. The chairman of our annual meeting of stockholders may refuse to acknowledge the introduction of any stockholder proposal or director nomination not made in compliance with the foregoing procedures.

HOUSEHOLDING INFORMATION

Stockholders that share the same address may not receive separate copies of proxy materials, unless we have received contrary instructions from such stockholders. This practice is known as "householding" and is intended to reduce the printing and postage costs associated with mailing duplicative sets of proxy materials to stockholders sharing the same address. If you are receiving multiple sets of our proxy materials and wish to receive only one set in the future, or if you are currently only receiving one set of our proxy materials and wish to receive separate sets of proxy materials for you and the other stockholders sharing your address, please notify us or your bank, broker or other nominee by indicating your preference on the enclosed proxy card or vote instruction form. We will deliver an additional copy of our proxy materials to you, without charge, upon written request sent to Investor Relations at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. Our proxy materials are also available on our website at http://www.phh.com.

OTHER BUSINESS

As of April 27, 2012, our Board is not aware of any other business to come before the meeting. However, if any additional matters are presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on those matters.

By Order of the Board of Directors

William F. Brown
Senior Vice President, General Counsel and Secretary

APPENDIX A

NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core Earnings (Pre-Tax), as used in connection with the 2011 MIP, is a financial measure that is not in accordance with U.S. generally accepted accounting principles ("GAAP"). See "Non-GAAP Reconciliations" below for a reconciliation of this measure to the most directly comparable GAAP financial measure as required by Item 10(e) of Regulation S-K.

Core Earnings (Pre-Tax) involves differences from Income (loss) before income taxes and Net income (loss) attributable to PHH Corporation computed in accordance with GAAP. Core Earnings (Pre-Tax) should be considered as supplementary to, and not as a substitute for, Income (loss) before income taxes and Net income (loss) attributable to PHH Corporation computed in accordance with GAAP as a measure of our financial performance.

We believe that Core Earnings (Pre-Tax) can be useful to investors because it provides a means by which investors can evaluate our underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of our business for a given period.

We also believe that any meaningful analysis of our financial performance by investors requires an understanding of the factors that drive our underlying operating performance which can be obscured by significant unrealized changes in value of our mortgage servicing rights in a given period that are included in Income (loss) before income taxes and Net income (loss) attributable to PHH Corporation computed in accordance with GAAP.

Core Earnings (Pre-Tax), as used in connection with the 2011 MIP, measures our financial performance excluding unrealized changes in fair value of our mortgage servicing rights that are based upon projections of expected future cash flows and prepayments. The changes in fair value of mortgage servicing rights are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period.

Value lost from actual prepayments and recurring cash flows are recorded when actual cash payments or prepayments of the underlying loans are received, and are included in Core Earnings (Pre-Tax) based on the current fair value of the mortgage servicing rights at the time the payments are received.

The presentation of Core Earnings (Pre-Tax) is designed to more closely align the timing of recognizing the actual value lost from prepayments in our mortgage servicing segment with the associated value created through new originations in our mortgage production segment. We believe that we will likely replenish most, if not all, realized value lost from changes in value from actual prepayments through new loan originations and we actively manage and monitor economic replenishment rates to measure our ability to continue to do so. Therefore, we do not believe the unrealized change in value of our mortgage servicing rights is representative of the economic change in value of our business as a whole.

Core Earnings (Pre-Tax) is used in managing our mortgage business. We have also designed certain management incentives based upon the achievement of Core Earnings (Pre-Tax) targets, subject to potential adjustments that may be made at the discretion of the Human Capital and Compensation Committee.

Limitations on the use of Core Earnings (Pre-Tax)

Since Core Earnings (Pre-Tax), as used in connection with the 2011 MIP, measures our financial performance excluding unrealized changes in value of mortgage servicing rights, Core Earnings (Pre-Tax) may not appropriately reflect the rate of value lost on subsequent actual payments or prepayments over time. As such, Core Earnings (Pre-Tax) may tend to overstate operating results in a declining interest rate environment and understate operating results in a rising interest rate environment, absent the effect of any offsetting gains or losses on derivatives that are intended to offset changes in fair value on our mortgage servicing rights.

PHH CORPORATION AND SUBSIDIARIES

NON-GAAP RECONCILIATION—CORE EARNINGS (PRE-TAX)
($ in millions)

See "Note Regarding Non-GAAP Financial Measures" above in this Appendix A for a description of the uses and limitations of this Non-GAAP Financial Measure.

Reconciliation

	Year Ended December 31, 2011
Income (loss) before income taxes—as reported	$(202)
Less: net income attributable to noncontrolling interest	25
Certain Mortgage Servicing Rights fair value adjustments:	
Market-related(1)	510
Credit-related(2)	11
Core Earnings (Pre-Tax)	$ 294

(1) Represents the Change in fair value of mortgage servicing rights due to changes in market inputs and assumptions used in the valuation model.

(2) Represents the Change in fair value of mortgage servicing rights primarily due to the impact of changes in estimated portfolio delinquencies and foreclosures.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______to______

Commission File No. 1-7797

PHH CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND	**52-0551284**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
3000 LEADENHALL ROAD MT. LAUREL, NEW JERSEY	**08054**
(Address of principal executive offices)	*(Zip Code)*

856-917-1744
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $0.01 per share	The New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of our Common stock held by non-affiliates of the registrant as of June 30, 2011 was $1.154 billion.

As of February 17, 2012, 56,474,468 shares of PHH Common stock were outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, which will be filed by the registrant on or prior to 120 days following the end of the registrant's fiscal year ended December 31, 2011 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

Except as expressly indicated or unless the context otherwise requires, the "Company," "PHH," "we," "our" or "us" means PHH Corporation, a Maryland corporation, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in other documents filed or furnished with the SEC or may be made orally to analysts, investors, representatives of the media and others.

Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Such statements may be identified by words such as "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could". Forward-looking statements contained in this Form 10-K include, but are not limited to, statements concerning the following:

- the impact of the adoption of recently issued accounting pronouncements on our financial statements;
- the impact of the risk retention requirements and other provisions of the Dodd-Frank Act;
- future origination volumes and loan margins in the mortgage industry;
- our belief that sources of liquidity will be adequate to fund operations and repayment of upcoming debt maturities;
- our expectations regarding our ability to achieve our liquidity plans;
- our expectation of future income from new client signings;
- our expectation of reinsurance losses and associated reserves and actuarial estimates of total reinsurance losses and expected future reinsurance premiums; and
- mortgage repurchase and indemnification requests and associated reserves and provisions.

Actual results, performance or achievements may differ materially from those expressed or implied in forward-looking statements due to a variety of factors, including but not limited to the factors listed and discussed in "Part I—Item 1A. Risk Factors" in this Form 10-K and those factors described below:

- the effects of continued market volatility or continued economic decline on the availability and cost of our financing arrangements and the value of our assets;
- the effects of a continued decline in the volume of U.S. home sales and home prices, due to adverse economic changes or otherwise, on our Mortgage Production and Mortgage Servicing segments;
- the effects of changes in current interest rates on our business and our financing costs;
- our decisions regarding the use of derivatives related to mortgage servicing rights, if any, and the resulting potential volatility of the results of operations of our Mortgage Servicing segment;
- the impact of the failure to maintain our credit ratings, including the impact on our cost of capital and ability to incur new indebtedness or refinance our existing indebtedness, as well as our current or potential customers' assessment of our counterparty credit risk;
- the effects of increases in our actual and projected repurchases of, indemnification given in respect of, or related losses associated with, sold mortgage loans for which we have provided representations and warranties or other contractual recourse to purchasers and insurers of such loans, including increases in our loss severity and reserves associated with such loans;
- the effects of reinsurance claims in excess of projected levels and in excess of reinsurance premiums we are entitled to receive or amounts currently held in trust to pay such claims;

- the effects of any significant adverse changes in the underwriting criteria or existence or programs of government-sponsored entities, including Fannie Mae and Freddie Mac, including any changes caused by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other actions of the federal government;
- the effects of any inquiries and investigations of foreclosure procedures or other servicing activities by attorneys general of certain states and the U.S. Department of Justice, any litigation related to our mortgage servicing activities, or any related fines, penalties and increased costs;
- the ability to maintain our status as a government sponsored entity-approved seller and servicer, including the ability to continue to comply with the respective selling and servicing guides, including any changes caused by the Dodd-Frank Act;
- the effects of any changes to the servicing compensation structure for mortgage servicers pursuant to the programs of government sponsored-entities;
- changes in laws and regulations, including changes in mortgage- and real estate-related laws and regulations (including changes caused by the Dodd-Frank Act), status of government sponsored-entities and state, federal and foreign tax laws and accounting standards;
- the effects of the insolvency of any of the counterparties to our significant customer contracts or financing arrangements or the inability or unwillingness of such counterparties to perform their respective obligations under, or to renew on terms favorable to us, such contracts, or our ability to continue to comply with the terms of our significant customer contracts, including service level agreements;
- the effects of competition in our existing and potential future lines of business, including the impact of consolidation within the industries in which we operate and competitors with greater financial resources and broader product lines;
- the ability to obtain financing (including refinancing and extending existing indebtedness) on acceptable terms, if at all, to finance our operations or growth strategy, to operate within the limitations imposed by our financing arrangements and to maintain the amount of cash required to service our indebtedness;
- the ability to maintain our relationships with our existing clients and to establish relationships with new clients;
- the ability to attract and retain key employees;
- a deterioration in the performance of assets held as collateral for secured borrowings;
- any failure to comply with covenants under our financing arrangements;
- the effects of the consolidation of financial institutions and the related impact on the availability of credit; and
- the impact of changes in the U.S. financial condition and fiscal and monetary policies, or any actions taken or to be taken by the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System on the credit markets and the U.S. economy.

Forward-looking statements speak only as of the date on which they are made. Factors and assumptions discussed above, and other factors not identified above, may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Business

HISTORY

We were incorporated in 1953 as a Maryland corporation. For periods between April 30, 1997 and February 1, 2005, we were a wholly owned subsidiary of Cendant Corporation (now known as Avis Budget Group, Inc.) and its predecessors that provided mortgage banking services, facilitated employee relocations and provided vehicle fleet management and fuel card services. On February 1, 2005, we began operating as an independent, publicly traded company pursuant to our spin-off from Cendant.

OVERVIEW

We are a leading outsource provider of mortgage and fleet management services. We provide mortgage banking services to a variety of clients, including financial institutions and real estate brokers, throughout the U.S. Our mortgage banking activities include originating, purchasing, selling and servicing mortgage loans through our wholly owned subsidiary, PHH Mortgage Corporation and its subsidiaries (collectively, "PHH Mortgage"). We provide commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through our wholly owned subsidiary, PHH Vehicle Management Services Group LLC ("PHH VMS"). PHH VMS is a fully integrated provider of fleet management services with a broad range of product offerings, including managing and leasing vehicle fleets and providing other fee-based services for our clients' vehicle fleets.

According to *Inside Mortgage Finance*, as of December 31, 2011, PHH Mortgage was the 4th largest retail mortgage loan originator in the U.S. with a 4.6% market share, the 6th largest overall mortgage loan originator with a 3.8% market share and the 7th largest mortgage loan servicer with a 1.8% market share. According to the *Automotive Fleet 2011 Fact Book*, PHH VMS is the 3rd largest provider of outsourced commercial fleet management services in the U.S. and Canada combined and had over 500,000 in vehicle units under management as of December 31, 2011.

Our corporate website is www.phh.com, and our reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available free on our website under the tabs "Investor Relations—SEC Reports" as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. The SEC also maintains a website (www.sec.gov) where our filings can be accessed for free. Our Corporate Governance Guidelines, Code of Business Conduct for Employees, Code of Business Conduct and Ethics for Directors and the charters of the committees of our Board of Directors are also available on our corporate website and printed copies are available upon request. The information contained on our corporate website is not part of this Form 10-K.

OPERATING SEGMENTS

Our business activities are organized and presented in three operating segments: (i) Mortgage Production; (ii) Mortgage Servicing; and (iii) Fleet Management Services. A description of each operating segment is presented below and the results of operations for each of our reportable segments is presented in "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

Mortgage Production Segment

Our Mortgage Production segment provides mortgage services, including private-label mortgage services, to financial institutions and real estate brokers through PHH Mortgage. The Mortgage Production segment generates revenue through fee-based mortgage loan origination services and the origination and sale of mortgage loans into the secondary market. PHH Mortgage generally sells all mortgage loans that it originates to secondary market investors, which include a variety of institutional investors, and typically retains the servicing rights on mortgage loans sold. During 2011, 92% of our mortgage loans were sold to, or were sold pursuant to, programs sponsored by Fannie Mae, Freddie Mac or Ginnie Mae and the remaining 8% were sold to private investors.

The Mortgage Production segment includes PHH Home Loans, LLC (together with its subsidiaries, "PHH Home Loans"), which is a joint venture that we maintain with Realogy Corporation. We own 50.1% of PHH Home Loans through our subsidiaries and Realogy owns the remaining 49.9% through their affiliates. We have the exclusive right to use the Century 21, Coldwell Banker and ERA brand names in marketing our mortgage loan products through PHH Home Loans and other arrangements that we have with Realogy.

The Mortgage Production segment also includes our interest in Speedy Title & Appraisal Review Services LLC ("STARS"), which provides appraisal services utilizing a network of professional licensed firms offering local coverage throughout the U.S. and also provides credit research, flood certification and tax services. On March 31, 2011, we sold 50.1% of the equity interests in STARS to CoreLogic, Inc. For additional information regarding the sale, see "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Consolidated Results" in this Form 10-K.

We source mortgage loans through our retail and wholesale/correspondent platforms. Within our retail platform, we operate through two principal business channels: (i) private label services (outsourced mortgage services for financial institutions); and (ii) real estate (mortgage services for brokers associated with brokerages owned or franchised by Realogy and third-party brokers).

Retail Platform

Through our retail platform, we maintain direct contact with borrowers who are purchasing a home or refinancing a mortgage loan. We operate either through our teleservices operation or our network of field sales professionals. Within our teleservices operation, we provide centralized application and loan processing capabilities for our customers. Our network of field sales professionals are generally located in real estate brokerage offices or are affiliated with financial institution clients around the U.S. and are equipped to provide product information and take mortgage applications. We also maintain multiple internet sites that provide online mortgage application capabilities for our customers.

Our retail platform consists of our private label services and real estate channels:

- ***Private Label Services Channel:*** We are a leading provider of private-label mortgage loan originations for financial institutions and other entities throughout the U.S. In this channel, we offer a complete outsourcing solution, from processing applications through funding, for clients that wish to offer mortgage services to their customers but are not equipped to handle all aspects of the process cost-effectively. We also purchase closed mortgage loans from financial institutions. During 2011, we were unable to reach an agreement to renew our relationship with Charles Schwab Bank. See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Executive Summary" for more information.

- ***Real Estate Channel:*** We work with real estate brokers to provide their customers with mortgage loans. Through our affiliations with real estate brokers, we have access to home buyers at the time of purchase. We work with brokers associated with NRT Incorporated, Realogy's owned real estate brokerage business, brokers associated with Realogy's franchised brokerages ("Realogy Franchisees") and third-party brokers that are not affiliated with Realogy. NRT Incorporated is the largest owner and operator of residential real estate brokerages in the U.S. and Realogy is a franchisor of some of the most recognizable residential real estate brands. During the year ended December 31, 2011, approximately 22% of our mortgage loan originations were derived from our relationship with Realogy and its affiliates. In this channel, we also work with Cartus Corporation, Realogy's relocation business, to provide mortgage loans to employees of Cartus' clients. Cartus is an industry leader of outsourced corporate relocation services in the U.S.

The following presents a summary of the relationships with Realogy-owned brokers and its franchisees and third-party brokers within the Real Estate Channel:

Realogy-owned Brokers
Realogy has agreed that the real estate brokerage business owned and operated by NRT Incorporated and the title and settlement services business owned and operated by Title Resource Group LLC will exclusively recommend PHH Home Loans as provider of mortgage loans to: (i) the independent sales associates affiliated with Realogy, excluding the independent sales associates of any Realogy Franchisee; and (ii) all customers of Realogy Services Group LLC and Realogy Services Venture Partner, Inc., excluding Realogy Franchisees. In general, our capture rate of mortgage loans where we are the exclusive recommended provider is much higher than in other situations.

Realogy Franchisees and Third Party Brokers
Certain Realogy Franchisees have agreed to exclusively recommend PHH Mortgage as provider of mortgage loans to their respective independent sales associates. Additionally, for other Realogy Franchisees and third-party brokers, we endeavor to enter into separate marketing service agreements or other arrangements whereby we are the exclusive recommended provider of mortgage loans to each franchise or broker. We have entered into exclusive marketing service agreements with 5% of Realogy Franchisees as of December 31, 2011.

Substantially all of the originations through the real estate channel during the years ended December 31, 2011, 2010 and 2009, were originated from Realogy and Realogy Franchisees. For the year ended December 31, 2011, we originated mortgage loans for approximately 17% of the transactions in which real estate brokerages owned by Realogy represented the home buyer and approximately 8% of the transactions in which real estate brokerages franchised by Realogy where we have exclusive marketing service agreements, represented the home buyer.

Wholesale/Correspondent Platform

Through our wholesale/correspondent platform, we purchase closed mortgage loans from community banks, credit unions, mortgage brokers and mortgage bankers. We also acquire mortgage loans from mortgage brokers that receive applications from and qualify the borrowers. Wholesale/correspondent originations are highly dependent upon pricing margins and overall industry capacity.

For 2012, we are taking certain actions to reposition our business, which may include reductions in our correspondent mortgage originations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Executive Summary" for a further discussion.

The following table sets forth the composition of our mortgage loan originations by platform and channel:

	Year Ended December 31,		
	2011	2010	2009
Retail Platform:			
Private label services	47 %	41 %	48 %
Real estate	22 %	27 %	37 %
Total retail	69 %	68 %	85 %
Wholesale/Correspondent Platform:			
Total wholesale/correspondent	31 %	32 %	15 %

Mortgage Servicing Segment

We principally generate revenue in our Mortgage Servicing segment through fees earned from our servicing rights or from our subservicing agreements. Mortgage servicing rights are the rights to receive a portion of the interest coupon and fees collected from the mortgagors for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance, performing loss mitigation activities on behalf of investors, and otherwise administering our mortgage loan servicing portfolio. Mortgage servicing rights for sold loans are initially recorded at fair value in our Mortgage Production Segment's results of operations. Changes in fair value subsequent to the initial capitalization are recorded in our Mortgage Servicing Segment's results of operations. Our Mortgage Servicing segment also includes the results of our reinsurance activities from our wholly owned subsidiary, Atrium Reinsurance Corporation.

We provide mortgage reinsurance to certain third-party insurance companies that provide primary mortgage insurance on loans originated in our Mortgage Production segment. While we do not underwrite primary mortgage insurance directly, we provide reinsurance that covers losses in excess of a specified percentage of the principal balance of a given pool of mortgage loans, subject to a contractual limit. In exchange for assuming a portion of the risk of loss related to the reinsured loans, Atrium receives a portion of borrowers' premiums from the third-party insurance companies. Our two contracts with primary insurance companies are inactive and in runoff. We did not provide reinsurance on loans originated after 2009. While in runoff, Atrium will continue to collect premiums and have risk of loss on the remaining population of loans reinsured, but may not add to that population of loans. For additional information regarding mortgage reinsurance, see "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" in this Form 10-K.

See "—Operating Segments—Mortgage Production Segment" and "—Item 1A. Risk Factors—Risks Related to our Company—The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it would have a material adverse effect on our business, financial position, results of operations or cash flows. Many of our competitors have access to greater financial resources, lower funding costs and greater access to liquidity, which places us at a competitive disadvantage that we may not be able to overcome." for more information.

Fleet Management Services Segment

We provide fleet management services to corporate clients and government agencies throughout the U.S. and Canada. The following table sets forth the Net revenues attributable to our domestic and foreign operations:

	Year Ended December 31,		
	2011	**2010**	**2009**
		(In millions)	
Net revenues:			
Domestic	$ 1,352	$ 1,378	$ 1,489
Foreign	294	215	160

We are a fully integrated provider of these services with a broad range of product offerings. We primarily focus on clients with fleets of greater than 75 vehicles. As of December 31, 2011, we had approximately 270,000 vehicles leased, primarily consisting of cars and light-duty trucks and, to a lesser extent, medium and heavy-duty trucks, trailers and equipment, and approximately 300,000 additional vehicles serviced under fuel cards, maintenance cards, accident management services arrangements and/or similar arrangements. During the year ended December 31, 2011, we purchased approximately 61,000 vehicles.

We differentiate ourselves from our competitors primarily on three factors: the breadth of our product offering, customer service and technology. We are able to offer customized solutions to clients based on their needs. We believe we have developed an industry-leading technology infrastructure. Our data warehousing, information management and online systems enable clients to download customized reports to better monitor and manage their corporate fleets. We place an emphasis on customer service and focus on a consultative approach with our clients. Our employees support each client in achieving the full benefits of an outsourced fleet management program, including lower costs and increased productivity. We offer 24-hour customer service for the end-users of our products and services.

We provide corporate clients and government agencies the following services and products:

- ***Fleet Leasing and Fleet Management Services.*** These services include vehicle leasing, fleet policy analysis and recommendations, benchmarking, vehicle recommendations, ordering and purchasing vehicles, arranging for vehicle delivery and administration of the title and registration process, as well as tax and insurance requirements, pursuing warranty claims and remarketing used vehicles. We lease vehicles to our clients under both open-end and closed-end leases.

  Open-End Leases
  Open-end leases represent 97% of our lease portfolio and are a form of lease in which the client bears substantially all of the vehicle's residual value risk. These leases typically have a minimum term of 12 months and can be continued after that at the lessee's election for successive monthly renewals. Upon return of the vehicle by the lessee, we typically sell the vehicle into the secondary market and the client receives a credit or pays the difference between the sale proceeds and the vehicle's book value.

  Open-end leases may be classified as operating or direct financing depending upon the nature of the residual guarantee. Revenues for operating leases contain a depreciation component, an interest component and a management fee component, and are recognized over the lease term. For direct financing leases, revenues contain an interest component and a management fee component, and are recognized over the lease term.

  Closed-End Leases
  Closed-end leases represent 3% of our lease portfolio, and are a form of lease in which we retain the residual risk of the value of the vehicle at the end of the lease term. Closed-end leases may be classified as operating or direct financing based on the terms of the individual contracts.

- ***Maintenance Services.*** We offer clients vehicle maintenance service cards that are used to facilitate payment for repairs and maintenance. We maintain an extensive network of third-party service providers in the U.S. and Canada to ensure ease of use by the clients' drivers. The vehicle maintenance service cards provide clients with the following benefits: (i) negotiated discounts off of full retail prices through our convenient supplier network; (ii) access to our in-house team of certified maintenance experts that monitor transactions for policy compliance, reasonability and cost-effectiveness; and (iii) inclusion of vehicle maintenance transactions in a consolidated information and billing database, which assists clients with the evaluation of overall fleet performance and costs. During the year ended December 31, 2011, we averaged 324,000 maintenance service cards outstanding in the U.S. and Canada. We receive a fixed monthly fee for these services from our clients as well as additional fees from service providers in our third-party network for individual maintenance services.

- ***Accident Management Services.*** We provide our clients with comprehensive accident management services such as immediate assistance upon receiving the initial accident report from the driver (e.g., facilitating emergency towing services and car rental assistance), an organized vehicle appraisal and repair process through a network of third-party preferred repair and body shops and coordination and negotiation of potential accident claims. Our accident management services provide our clients with the following benefits: (i) convenient, coordinated 24-hour assistance from our call center; (ii) access to our relationships with the repair and body shops included in our preferred supplier network, which typically provide clients with favorable terms; and (iii) expertise of our damage specialists, who ensure that vehicle appraisals and repairs are appropriate, cost-efficient and in accordance with each client's specific repair policy. During the year ended December 31, 2011, we averaged 298,000 vehicles that were participating in accident management programs with us in the U.S. and Canada. We receive fees from our clients for these services as well as additional fees from service providers in our third-party network for individual incident services.

- ***Fuel Card Services.*** We provide our clients with fuel card programs that facilitate the payment, monitoring and control of fuel purchases. Fuel is typically the single largest fleet-related operating expense. Our fuel cards provide our clients with the following benefits: (i) access to more fuel brands and outlets than other private-label corporate fuel cards; (ii) point-of-sale processing technology for fuel card transactions that enhances clients' ability to monitor purchases and consolidated billing; and (iii) access to other information on fuel card transactions, which assists clients with the evaluation of overall fleet performance and costs. Our fuel cards are offered through relationships with third parties in the U.S. and a proprietary card in Canada, which offer expanded fuel management capabilities on one service card. During the year ended December 31, 2011, we averaged 295,000 fuel cards outstanding in the U.S. and Canada. We receive both monthly fees from our fuel card clients and additional fees from fuel partners and providers.

Trademarks and Intellectual Property

The trade names and related logos of our private-label clients are material to our Mortgage Production and Mortgage Servicing segments, as these clients license the use of their names to us in connection with our mortgage outsourcing business. These trademark licenses generally run for the duration of our origination services agreements with such financial institution clients and facilitate the origination services that we provide to them. Realogy's brand names and related items, such as logos and domain names, of its owned and franchised residential real estate brokerages are material to our Mortgage Production and Mortgage Servicing segments.

Realogy licenses its real estate brands and related items, such as logos and domain names, to us for use in the mortgage loan origination services that we provide to Realogy's owned real estate brokerage, relocation and settlement services businesses. In connection with our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), we entered into trademark license agreements with TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. Pursuant to these agreements, PHH Mortgage was granted a license in connection with mortgage loan origination services on behalf of Realogy's franchised real estate brokerage business and PHH Home Loans was granted a license in connection with its mortgage loan origination services on behalf of Realogy's owned real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus Corporation and the settlement services business owned and operated by Title Resource Group LLC.

The service mark "PHH" and related trademarks and logos are meaningful to our Fleet Management Services segment. All of the material marks used by us in our Fleet Management Services segment are registered (or have applications pending for registration) with the U.S. Patent and Trademark Office. All of the material marks used by us in our Fleet Management Services segment are also registered in Canada and the "PHH" mark and logo are registered (or have applications pending) in those major countries where we have strategic partnerships with local providers of fleet management services. Except for the "Arval" mark, which we license from a third party so that we can do business as PHH Arval in the U.S. and Canada, we own the material marks used by us in our Fleet Management Services segment.

Competition

The industries in which we operate are highly competitive. The principal factors for competition in our business are service, quality, products and price. We focus on customer service while working to enhance the efficiency of our operating platform. Excellent customer service is also a critical component of our competitive strategy to win new clients and maintain existing clients. We, along with our clients, consistently track and monitor customer service levels and look for ways to improve customer service. Some of our largest competitors in the mortgage business include Bank of America, Wells Fargo Home Mortgage, Chase Home Finance and CitiMortgage. Our competitors in the fleet management business include GE Commercial Finance Fleet Services, Wheels, Inc., Automotive Resources International, Lease Plan International, and other local and regional competitors, including numerous competitors who focus on one or two products.

Competitive conditions in the mortgage business can be impacted by shifts in consumer preference between variable-rate and fixed-rate mortgage loans, depending on the interest rate environment. Many smaller and mid-sized financial institutions may find it difficult to compete in the mortgage industry due to the consolidation in the industry and the need to invest in technology in order to reduce operating costs while maintaining compliance in an increasingly complex regulatory environment. Additionally, more restrictive underwriting standards and the elimination of Alt-A and subprime products has resulted in a more homogenous product offering, which has increased competition for conforming mortgages across the industry. Recently, many large mortgage lenders have slowed or shut down the purchase of loans from third-party correspondents. While we believe this may result in better pricing margins in our wholesale/correspondent business, we cannot determine whether these margins will continue at higher levels in the future. Furthermore, our level of correspondent originations may be impacted by the execution of our liquidity and capital plan as further described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Executive Summary."

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Services Venture Partner, Inc. and Cendant Corporation (now known as Avis Budget Group, Inc.), which, among other things, restricts us and our affiliates, subject to limited exceptions, from engaging in certain residential real estate services, including any business conducted by Realogy. The strategic relationship agreement also provides that we will not directly or indirectly sell any mortgage loans or mortgage loan servicing to certain competitors in the residential real estate brokerage franchise businesses in the U.S. (or any company affiliated with them).

Many of our competitors are larger than we are and have access to greater financial resources than we do, which can place us at a competitive disadvantage. In addition, many of our largest competitors are banks or affiliated with banking institutions, the advantages of which include, but are not limited to, the ability to hold new mortgage loan originations in an investment portfolio and having access to financing with more favorable terms than we do, including lower rate bank deposits as a source of liquidity. See "—Item 1A. Risk Factors—Risks Related to our Company—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows."

Seasonality

Our Mortgage Production segment is subject to seasonal trends that reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates relative to borrowers' current interest rate, home prices and levels of home equity.

Our Mortgage Servicing and Fleet Management segments are generally not subject to seasonal trends.

Employees

As of December 31, 2011, we employed a total of approximately 5,740 persons. Management considers our employee relations to be satisfactory. None of our employees were covered under collective bargaining agreements during the year ended December 31, 2011.

Item 1A. Risk Factors

Risks Related to Our Company

The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure and licensing requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies. By agreement with our private-label clients, we are required to comply with additional requirements that our clients may be subject to through their regulators.

During the third quarter of 2010, several of our mortgage servicing competitors announced the suspension of foreclosure proceedings in various judicial foreclosure states due to concerns associated with the preparation and execution of affidavits used in connection with foreclosure proceedings in such states. Due in part to these announcements, we have received inquiries from regulators and attorneys general of certain states requesting information as to our foreclosure processes and procedures. Furthermore, some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether.

While we are continuing to monitor these developments, these developments have resulted and could continue to result in new legislation and regulations that could materially and adversely affect the manner in which we conduct our mortgage servicing business, heightened federal or state regulation and oversight of our mortgage servicing activities, increased costs and potential litigation associated with our mortgage servicing business and foreclosure related activities, and a temporary decline in home purchase loan originations in our mortgage production business due to the heightened number of distressed property sales that have recently characterized existing home sales. Such regulatory changes in the foreclosure process or delays in completing foreclosures could increase mortgage servicing costs and could reduce the ultimate proceeds received on the sale of foreclosed properties if real estate values continue to decline. In such event, these changes would also have a negative impact on our liquidity as we may be required to repurchase loans without the ability to sell the underlying property on a timely basis.

Additionally, on July 21, 2010 the Dodd-Frank Act was signed into law for the express purpose of further regulating the financial services industry, including mortgage origination, sales, and securitization. Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae and Freddie Mac and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Federal regulators have been authorized to provide exceptions to the risk retention requirements for certain "qualified mortgages" and mortgages meeting certain underwriting standards prescribed in such regulations. It is unclear whether future regulations related to the definition of "qualified mortgages" will include the types of conforming mortgage loans we typically sell into GSE sponsored mortgage-backed securities. If the mortgage loans we typically sell into GSE-sponsored mortgage-backed securities do not meet the definition of a "qualified mortgage," then the GSEs may be required to retain a portion of the risk of assets they securitize, which may in turn substantially reduce or eliminate the GSEs' ability to issue mortgage-backed securities. Substantial reduction in, or the elimination of, GSE demand for the mortgage loans we originate would have a material adverse effect on our business, financial condition, results of operations and cash flows since we sell substantially all of our loans pursuant to GSE sponsored programs. It is also unclear what effect future laws or regulations may have on the ability of the GSEs to issue mortgage-backed securities and it is not currently possible to determine what changes, if any, Congress may make to the structure of the GSEs.

The Dodd-Frank Act also establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower's ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. In addition, our ability to enter into future asset-backed securities transactions may be impacted by the Dodd-Frank Act and other proposed reforms related thereto, the effect of which on the asset-backed securities market is currently uncertain. While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation could materially and adversely affect the manner in which we conduct our businesses, result in heightened federal regulation and oversight of our business activities, and result in increased costs and potential litigation associated with our business activities.

In January 2012, we were notified that the Consumer Financial Protection Bureau had opened an investigation to determine whether our mortgage insurance premium ceding practices to captive reinsurers comply with the Real Estate Settlement Procedures Act and other laws enforced by the CFPB. The CFPB requested certain related documents and information for review. We have provided reinsurance services in exchange for premiums ceded and believe that we have complied with the Real Estate Settlement Procedures Act and other laws. We have not provided reinsurance on loans originated after 2009. There can be no assurance whether or not this investigation will result in the imposition of any penalties and fines against us or our subsidiaries.

Annual Report

Our failure to comply with the laws, rules or regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it would have a material adverse effect on our business, financial position, results of operations or cash flows. Many of our competitors have access to greater financial resources, lower funding costs and greater access to liquidity, which places us at a competitive disadvantage that we may not be able to overcome.

We operate in highly competitive industries that could become even more competitive as a result of economic, legislative, regulatory or technological changes. Competition for mortgage loan originations comes primarily from commercial banks and savings institutions. Many of our competitors for mortgage loan originations that are commercial banks or savings institutions typically have access to greater financial resources, have lower funding costs, are less reliant than we are on the sale of mortgage loans into the secondary markets to maintain their liquidity, and may be able to participate in government programs that we are unable to participate in because we are not a state or federally chartered depository institution, all of which places us at a competitive disadvantage. The advantages of our largest competitors include, but are not limited to, their ability to hold new mortgage loan originations in an investment portfolio and their access to lower rate bank deposits as a source of liquidity. Additionally, more restrictive loan underwriting standards and the widespread elimination of Alt-A and subprime mortgage products throughout the industry have resulted in a more homogenous product offering, which has increased competition across the industry for mortgage originations.

The fleet management industry in which we operate is also highly competitive. We compete against national competitors, such as GE Commercial Finance Fleet Services, Wheels Inc., Automotive Resources International, Lease Plan International and other local and regional competitors, including numerous competitors who focus on one or two products. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. Competitive pressures in the Fleet Management industry resulting in a decrease in our market share or lower prices would adversely affect our revenues and results of operations.

We are substantially dependent upon our secured and unsecured funding arrangements. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would have a material adverse effect on our business, financial position, results of operations and cash flows.

We are substantially dependent upon various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage warehouse facilities and other secured credit facilities to fund mortgage loans and vehicle acquisitions, a significant portion of which is short-term in nature. Our access to both the secured and unsecured credit markets is subject to prevailing market conditions. Renewal of our existing series of, or the issuance of new series of, vehicle lease asset-backed notes on terms acceptable to us or our ability to enter into alternative vehicle management asset-backed debt arrangements could be adversely affected in the event of: (i) the deterioration in the quality of the assets underlying the asset-backed debt arrangement; (ii) increased costs associated with accessing or our inability to access the asset-backed debt market; (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent or (iv) our failure to maintain a sufficient level of eligible assets or credit enhancements, including collateral intended to provide for any differential between variable-rate lease revenues and the underlying variable-rate debt costs. In addition, our access to and our ability to renew our existing mortgage asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) increased costs associated with accessing or our inability to access the mortgage asset-backed debt market; (iv) our inability to access the secondary market for mortgage loans; (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent or (vi) a lowering of our credit ratings.

Certain of our debt arrangements require us to comply with certain financial covenants and other affirmative and restrictive covenants, including requirements to post additional collateral or to fund assets that become ineligible under our secured funding arrangements. An uncured default of one or more of these covenants would result in a cross-default between and amongst our various debt arrangements. Consequently, an uncured default under any of our debt arrangements that is not waived by our lenders and that results in an acceleration of amounts payable to our lenders or the termination of credit facilities would materially and adversely impact our liquidity, could force us to sell assets at below market prices to repay our indebtedness, and could force us to seek relief under the U.S. Bankruptcy Code, all of which would have a material adverse effect on our business, financial position, results of operations and cash flows. See Note 10, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding our debt arrangements and related financial covenants and other affirmative and restrictive covenants.

If any of our credit facilities are terminated, including as a result of our breach or a lowering of our credit ratings, or are not renewed or if conditions in the credit markets worsen dramatically and it is not possible or economical for us to complete the sale or securitization of our originated mortgage loans or vehicle leases, we may be unable to find replacement financing on commercially favorable terms, if at all, which could adversely impact our operations and prevent us from: (i) executing our business plan and related risk management strategies; (ii) originating new mortgage loans or vehicle leases; or (iii) fulfilling commitments made in the ordinary course of business. These factors could reduce revenues attributable to our business activities or require us to sell assets at below market prices, either of which would have a material adverse effect on our overall business and consolidated financial position, results of operations and cash flows. Due to the downgrade of our credit rating by S&P on December 21, 2011, Fannie Mae has the right to terminate its $1.0 billion committed early funding letter agreement. We are currently in discussions concerning proposed amendments to our various agreements with Fannie Mae, including the committed early funding facility agreement. There can be no assurance that we will reach agreement with Fannie Mae concerning such proposed amendments or that Fannie Mae will not exercise its rights to terminate the committed early funding letter agreement.

Adverse developments in the secondary mortgage market have had, and in the future could have, a material adverse effect on our business, financial position, results of operations and cash flows.

We historically have relied on selling or securitizing our mortgage loans into the secondary market in order to generate liquidity to fund maturities of our indebtedness, the origination and warehousing of mortgage loans, the retention of mortgage servicing rights and for general working capital purposes. We bear the risk of being unable to sell or securitize our mortgage loans at advantageous times and prices or in a timely manner. Demand in the secondary market and our ability to complete the sale or securitization of our mortgage loans depends on a number of factors, many of which are beyond our control, including general economic conditions, general conditions in the banking system, the willingness of lenders to provide funding for mortgage loans, the willingness of investors to purchase mortgage loans and mortgage-backed securities and changes in regulatory requirements. If it is not possible or economical for us to complete the sale or securitization of certain of our mortgage loans held for sale, we may lack liquidity under our mortgage financing facilities to continue to fund such mortgage loans and our revenues and margins on new loan originations would be materially and negatively impacted, which would materially and negatively impact our Net revenues and Segment profit (loss) of our Mortgage Production segment and also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows. The severity of the impact would be most significant to the extent we were unable to sell conforming mortgage loans to the GSEs or securitize such loans pursuant to GSE sponsored programs.

Annual Report

Our senior unsecured long-term debt ratings are below investment grade (and were subject to a downgrade in December 2011) and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all.

Our senior unsecured long-term debt ratings are below investment grade. As a result of our senior unsecured long-term debt credit ratings being below investment grade, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets. We may be required to rely on alternative financing, such as bank lines and private debt placements and pledge otherwise unencumbered assets. There can be no assurances that we would be able to find such alternative financing on terms acceptable to us, if at all. Furthermore, we may be unable to renew all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance our mortgage loans held for sale, mortgage servicing rights and net investment in fleet leases. Any of the foregoing would have a material adverse effect on our business, financial position, results of operations and cash flows.

On December 21, 2011, S&P lowered our senior unsecured debt rating two notches to BB- with a negative outlook. S&P may lower our rating by another notch or more if we are unable to refinance the $421 million aggregate principal amount of our debt maturing in 2013 or are unable to put in place sources of liquidity to fund our business satisfactory to S&P. The December 21, 2011 S&P downgrade and any possible negative future action by S&P or any of the other ratings agencies will exacerbate the risks described above.

On January 10, 2012, Moody's affirmed our senior unsecured debt rating and corporate family rating at Ba2 and our commercial paper rating at NP. Additionally, Moody's changed its outlook for our senior unsecured debt and corporate family ratings to negative from stable. In addition, on January 10, 2012, Fitch announced that it has maintained our long-term issuer default rating and senior unsecured debt rating at BB+ and placed our long-term issuer default rating and senior unsecured debt rating on Rating Watch Negative.

Due to the December 21, 2011 S&P downgrade Fannie Mae, among other termination rights, has the right to terminate the $1.0 billion committed early funding letter agreement. We are currently in discussions concerning proposed amendments to our various agreements with Fannie Mae, including the committed early funding facility agreement. There can be no assurance that we will reach agreement with Fannie Mae concerning such proposed amendments or that Fannie Mae will not exercise its rights to terminate the committed early funding letter agreement. In addition, Fannie Mae has required, and other counterparties may require, an increased level of credit enhancements including but not limited to additional collateral posting requirements for derivative and debt agreements and a reduction in advance rates on mortgage warehouse asset-backed debt. Further, we cannot assure you what, if any, impact the December 21, 2011 S&P downgrade or future ratings actions will have on our current or potential customers' perception of our counterparty credit risk, and whether such action will result in any customer attrition or requests for changes in the terms of any existing or potential agreements.

There can be no assurances that our credit rating by the primary ratings agencies reflects all of the risks of an investment in our debt securities. Our credit ratings are an assessment by the rating agency of our ability to pay our obligations. Any of our credit ratings are subject to revision or withdrawal at any time by the applicable rating agency. Actual or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors on the market value of, or trading market for, our debt securities.

We are currently pursuing various alternatives to improve our liquidity in order to fulfill upcoming debt maturities. We cannot assure you that our efforts will be successful or that future ratings actions will not occur.

We are currently pursuing various alternatives to improve our liquidity. Such alternatives may involve one or more of the following: (i) focusing our efforts to ensure that our operations are cash flow positive, which may include reductions in our correspondent mortgage originations and capital expenditures, (ii) disposition of assets that are not necessary to support our business strategies, which may include the assets of our reinsurance business; and (iii) generating mortgage servicing rights with minimal use of cash. While we believe that these alternatives will ensure that we have sufficient liquidity to meet our debt service obligations and operate our business, there can be no assurance that we will be successful in implementing any such alternatives, or if we are successful, that such alternatives will be sufficient to meet our liquidity needs. Additionally, if we are successful in executing upon such alternatives, it could negatively impact our future results of operations, including revenue and net income. In addition, we may seek to undertake one or more deleveraging transactions, which may include purchases of our outstanding indebtedness through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as well as with such consideration as we may determine.

We do not know if or when we would consummate any such transactions, or alternative transactions, or the final terms of any such transactions. If we are forced to liquidate assets, the resulting proceeds may be below the fair value or our carrying value of the related assets. While we believe we will be able to successfully execute certain of these alternatives and meet our debt maturities in 2012 and 2013, our failure to execute on such alternatives or generate positive cash flow from our business could, among other things, negatively impact our various business relationships and, as a result, our results of operations, cash flows and liquidity.

We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors in the form of mortgage-backed securities depends to a significant degree on programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities in the secondary market. These entities play a powerful role in the residential mortgage industry, and we have significant business relationships with them. Our status as a Fannie Mae, Freddie Mac and Ginnie Mae approved seller/servicer is subject to compliance with each entity's respective selling and servicing guidelines and failure to meet such guidelines could result in the unilateral termination of our status as an approved seller/servicer.

During 2011, 92% of our mortgage loan sales were sold to, or were sold pursuant to programs sponsored by, Fannie Mae, Freddie Mac or Ginnie Mae. We also derive other material financial benefits from our relationships with Fannie Mae, Freddie Mac and Ginnie Mae, including the assumption of credit risk by these entities on loans included in mortgage-backed securities in exchange for our payment of guarantee fees, the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures and the use of mortgage warehouse facilities with Fannie Mae pursuant to which, as of December 31, 2011, we had total capacity of $3.0 billion, made up of $1.0 billion of committed and $2.0 billion uncommitted capacity. Fannie Mae has the right to terminate $1.0 billion of our committed mortgage warehouse capacity since our credit rating by S&P has fallen below BB. We are currently in discussions concerning proposed amendments to our various agreements with Fannie Mae, including the committed early funding facility agreement. There can be no assurance that we will reach agreement with Fannie Mae concerning such proposed amendments or that Fannie Mae will not exercise its rights to terminate the committed early funding letter agreement. Any such amendments could result in changes to our agreements with Fannie Mae, including, without limitation, (i) a reduction or elimination of the use of certain Fannie Mae products or programs, (ii) the modification of certain legal agreements, and (iii) the exercise of certain contractual rights by Fannie Mae intended to reduce Fannie Mae's counterparty risk exposure, including requiring us to post collateral in respect of unresolved loan repurchase demands and reducing the advance rate on the servicing advance facility.

In addition, we service loans on behalf of Fannie Mae and Freddie Mac, as well as loans that have been securitized pursuant to securitization programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae in connection with the issuance of agency guaranteed mortgage-backed securities and a majority of our mortgage servicing rights relate to these servicing activities. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

In January 2011, the Federal Housing Finance Agency directed Fannie Mae and Freddie Mac to develop a joint initiative to consider alternatives for future mortgage servicing structures and compensation. Under this proposal, the GSEs are considering potential structures in which the minimum service fee would be reduced or eliminated altogether. This would provide mortgage bankers with the ability to either sell all or a portion of the retained servicing fee for cash up front, or retain an excess servicing fee. While the proposal provides additional flexibility in managing liquidity and capital requirements, it is unclear how the various options might impact mortgage-backed security pricing and the related pricing of excess servicing fees. The GSEs are also considering different pricing options for non-performing loans to better align servicer incentives with MBS investors and provide the loan guarantor the ability to transfer non-performing servicing. The Federal Housing Finance Agency has indicated that any change in the servicing compensation structure would be prospective and the changes, if implemented, could have a significant impact on the entire mortgage industry and on the results of operations and cash flows of our mortgage business.

In February 2011 the Obama administration issued a report to Congress, and in February 2012 the Federal Housing Finance Agency issued a report to Congress outlining the long-term strategic plan for, and various options for long-term reform of Fannie Mae and Freddie Mac. These options involve gradually reducing the role of Fannie Mae and Freddie Mac in the mortgage market and ultimately winding down both institutions such that the private sector provides the majority of mortgage credit. Such reforms may include, among other actions: (i) further reductions in conforming loan limits; (ii) increases in guarantee fees; (iii) standardization of servicing protocols; (iv) changes to servicer compensation; and (v) increased MBS disclosures. In addition, it is possible that some of these reforms could be accelerated depending on the outcome of the 2012 U.S. Presidential and Congressional elections, among other things. Any of these options are likely to result in higher mortgage rates in the future, which could have a negative impact on our Mortgage production business. Additionally, it is unclear what impact these changes will have on the secondary mortgage markets, mortgage-backed securities pricing, and competition in the industry.

The potential changes to the government-sponsored mortgage programs, and related servicing compensation structures, could require us to fundamentally change our business model in order to effectively compete in the market. Our inability to make the necessary changes to respond to these changing market conditions or loss of our approved seller/servicer status with any of these entities, would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows and could result in a lowering of our credit ratings. Any discontinuation of, significant reduction of or material change in, the operation or underwriting standards of these entities would likely prevent us from originating and selling most, if not all, of our salable mortgage loan originations and could result in the discontinuation of or material decrease in the availability of our mortgage warehouse facilities with Fannie Mae.

Continued or worsening conditions in the real estate market have adversely impacted, and in the future could continue to adversely impact, our business, financial position, results of operations or cash flows.

Adverse economic conditions in the United States have resulted, and could continue to result, in increased mortgage loan payment delinquencies, home price depreciation and a lower volume of home sales. These trends have negatively impacted and may continue to negatively impact our Mortgage Production and Mortgage Servicing segments through increased loss severities in connection with loan repurchase and indemnification claims due to declining home prices, increased mortgage reinsurance losses due to increased delinquencies and loss severities, and lower home purchase mortgage originations.

However, we have experienced a relatively smaller impact from these trends than many of our current and former competitors because we generally sell substantially all of the mortgage loans we originate shortly after origination, we do not generally maintain credit risk on the loans we originate or maintain a loan investment portfolio, substantially all of our mortgage loan originations are prime mortgages rather than Alt-A or subprime mortgages, and our mortgage loan servicing portfolio has experienced a lower rate of payment delinquencies than that of many of our competitors. Nevertheless, these trends have resulted in an increase in the incidence of loan repurchase and indemnification claims, as well as an increase in incurred mortgage reinsurance losses, resulting in an increase in our recorded reserves for expected and realized losses for loan repurchases and indemnifications and mortgage reinsurance. Continuation of these trends could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our Mortgage Production segment is substantially dependent upon our relationships with Realogy and Merrill Lynch Home Loans, a division of Bank of America, National Association, and the termination or non-renewal of our contractual agreements with these clients would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

We have relationships with several clients that represent a significant portion of our revenues and mortgage loan originations for our Mortgage Production segment. In particular, Realogy and Merrill Lynch Home Loans, a division of Bank of America, National Association, represented approximately 22% and 21%, respectively, of our mortgage loan originations for the year ended December 31, 2011. The loss of any one of these clients, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective contractual relationships with us, or if we are not able to renew on commercially reasonable terms any of their respective contractual relationships with us, would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

In the third quarter of 2011, we were unable to reach an agreement to renew our existing relationship with Charles Schwab, which represented 9% of our mortgage loan originations for the year ended December 31, 2011, as well as approximately $8.9 billion of subserviced loans as of December 31, 2011. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Executive Summary".

The termination of our status as the exclusive recommended provider of mortgage products and services promoted by Realogy's affiliates would have a material adverse effect on our business, financial position, results of operations or cash flows.

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Services Venture Partner, Inc. and Cendant Corporation (now known as Avis Budget Group, Inc.). Under the Strategic Relationship Agreement we are the exclusive recommended provider of mortgage loans to the independent sales associates affiliated with the real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy. The marketing agreement entered into between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and PHH Mortgage Corporation similarly provides that we are the exclusive recommended provider of mortgage loans and related products to the independent sales associates of Realogy's real estate brokerage franchisees, which include Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc.

In addition, the Strategic Relationship Agreement provides that Realogy has the right to terminate the covenant requiring it to exclusively recommend us as the provider of mortgage loans to the independent sales associates affiliated with the real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy, following notice and a cure period, if:

- we materially breach any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, trademark license agreements or certain other related agreements, including, without limitation, our confidentiality agreements in the PHH Home Loans Operating Agreement and the Strategic Relationship Agreement, and our non-competition agreements in the Strategic Relationship Agreement;

- we become subject to any regulatory order or governmental proceeding and such order or proceeding prevents or materially impairs PHH Home Loans' ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by PHH Home Loans pursuant to the PHH Home Loans Operating Agreement;

- PHH Home Loans otherwise is not permitted by law, regulation, rule, order or other legal restriction to perform its origination function in any jurisdiction, but in such case exclusivity may be terminated only with respect to such jurisdiction; or

- PHH Home Loans does not comply with its obligations to complete an acquisition of a mortgage loan origination company under the terms of the Strategic Relationship Agreement.

If Realogy were to terminate its exclusivity obligations with respect to us, one of our competitors could replace us as the recommended provider of mortgage loans to Realogy and its affiliates and franchisees, which would result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

Moreover, certain of the events that give Realogy the right to terminate its exclusivity obligations with respect to us under the Strategic Relationship Agreement would also give Realogy the right to terminate its other agreements and arrangements with us. For example, the PHH Home Loans Operating Agreement also permits Realogy to terminate the mortgage venture with us upon our material breach of any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements or certain other related agreements that is not cured following any applicable notice or cure period or if we become subject to any regulatory order or governmental proceeding that prevents or materially impairs PHH Home Loans' ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by PHH Home Loans pursuant to the PHH Home Loans Operating Agreement. Upon a termination of the PHH Home Loans joint venture by Realogy or its affiliates, Realogy will have the right either (i) to require that we or certain of our affiliates purchase all of Realogy's interest in PHH Home Loans; or (ii) to cause us to sell our interest in PHH Home Loans to an unaffiliated third party designated by certain of Realogy's affiliates. Additionally, any termination of PHH Home Loans will also result in a termination of the Strategic Relationship Agreement and our exclusivity rights under the Strategic Relationship Agreement. Pursuant to the terms of the PHH Home Loans Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in PHH Home Loans. If Realogy were to terminate PHH Home Loans or our other arrangements with Realogy, including its exclusivity obligations with respect to us, any such termination would likely result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies.

We may employ various economic hedging strategies in an attempt to mitigate the interest rate and prepayment risk inherent in many of our assets, including our mortgage loans held for sale, interest rate lock commitments and, from time to time, our mortgage servicing rights. Our hedging activities may include entering into derivative instruments. We also seek to manage interest rate risk in our Mortgage Production and Mortgage Servicing segments partially without the use of financial derivatives by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio, as the value of mortgage servicing rights and the income they provide tend to be counter-cyclical to the changes in production volumes and the gain or loss on loans that result from changes in interest rates. This approach requires our management to make assumptions with regards to future replenishment rates for our mortgage servicing rights, loan margins, the value of additions to our mortgage servicing rights and loan origination costs, and many factors can impact these estimates, including loan pricing margins and our ability to adjust staffing levels to meet changing consumer demand.

We are also exposed to foreign exchange risk associated with our investment in our Canadian operations and with foreign exchange forward contracts that we have entered into, or may in the future enter into, to hedge U.S. dollar denominated borrowings used to fund Canadian dollar denominated leases and operations. Our hedging decisions in the future to manage these foreign exchange risks will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy.

During the third quarter of 2008, we assessed the composition of our capitalized mortgage servicing portfolio and its relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness of the hedge given the current economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to mortgage servicing rights during the third quarter of 2008. During the year ended December 31, 2011, we executed certain derivative transactions to serve as an economic hedge of a portion of the interest rate risk associated with our mortgage servicing rights. We entered into these derivative transactions to ensure that there would be sufficient capacity under our debt facilities to fund higher origination volumes given the declining mortgage rates, while maintaining compliance with the leverage covenants in our debt agreements. The increase in mortgage asset-backed debt, coupled with the decline in value of mortgage servicing rights resulting from lower mortgage rates, could have the effect of increasing our indebtedness to tangible net worth ratio in the short term. Our decisions regarding the levels, if any, of our derivatives related to mortgage servicing rights could result in continued volatility in the results of operations for our Mortgage Servicing segment.

Our hedging strategies, including our decision not to use financial derivatives to hedge a substantial portion of our Mortgage servicing rights, may not be effective in mitigating the risks related to changes in interest rates or foreign exchange rates and we may have insufficient liquidity to exercise our strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses, and could result in losses in excess of what our losses would have been from had we not used such hedging strategies. There have been periods, and it is likely that there will be periods in the future, during which we incur significant losses after consideration of the results of our hedging strategies. As stated earlier, the success of our interest rate risk management strategy and our replenishment strategies for our mortgage servicing rights are largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments, as well as our ability to successfully manage any capacity constraints in our mortgage production business and our ability to maintain sufficient liquidity to exercise these strategies. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes including, but not limited to, interest rates or prepayment speeds or foreign exchange rate fluctuations, we may incur losses that could have a material adverse effect on our business, financial position, results of operations or cash flows.

Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Changes in and the level of interest rates are key drivers of our mortgage loan originations in our Mortgage Production segment and mortgage loan refinancing activity, in particular. The level of interest rates are significantly affected by monetary and related policies of the federal government, its agencies and government sponsored entities, which are particularly affected by the policies of the Federal Reserve Board that regulates the supply of money and credit in the United States. The Federal Reserve Board's policies, including initiatives to stabilize the U.S. housing market and to stimulate overall economic growth, affect the size of the mortgage loan origination market, the pricing of our interest-earning assets and the cost of our interest-bearing liabilities. Changes in any of these policies are beyond our control, difficult to predict, particularly in the current economic environment, and could have a material adverse effect on our business, financial position, results of operations or cash flows.

Historically, rising interest rates have generally been associated with a lower volume of loan originations and lower pricing margins in our Mortgage Production segment due to a disincentive for borrowers to refinance at a higher interest rate, while falling interest rates have generally been associated with higher loan originations and higher pricing margins, due to an incentive for borrowers to refinance at a lower interest rate. Our ability to generate Gain on mortgage loans, net in our Mortgage Production segment is significantly dependent on our level of mortgage loan originations. Accordingly, increases in interest rates could materially and adversely affect our mortgage loan origination volume, which could have a material and adverse effect on our Mortgage Production segment, as well as our overall business and our consolidated financial position, results of operations or cash flows. In addition, changes in interest rates may require us to post additional collateral under certain of our financing arrangements and derivative agreements which could impact our liquidity.

Changes in interest rates are also a key driver of the performance of our Mortgage Servicing segment as the values of our mortgage servicing rights are highly sensitive to changes in interest rates. Historically, the value of our mortgage servicing rights have increased when interest rates rise and have decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates, with changes in fair value of our mortgage servicing rights being included in our consolidated results of operations. Because we do not currently utilize derivatives to hedge a substantial portion of our mortgage servicing rights, our consolidated financial positions, results of operations and cash flows are susceptible to significant volatility due to changes in the fair value of our mortgage servicing rights as interest rates change. As a result, substantial volatility in interest rates materially affects our Mortgage Servicing segment, as well as our consolidated financial position, results of operations and cash flows.

Losses incurred in connection with actual or projected loan repurchase and indemnification claims may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments could have a material adverse effect on our business, financial position, results of operation or cash flows.

In connection with the sale of mortgage loans, we make various representations and warranties concerning such loans that, if breached, require us to repurchase such loans or indemnify the purchaser of such loans for actual losses incurred in respect of such loans. These representations and warranties vary based on the nature of the transaction and the purchaser's or insurer's requirements but generally pertain to the ownership of the mortgage loan, the real property securing the loan and compliance with applicable laws and applicable lender and government-sponsored entity underwriting guidelines in connection with the origination of the loan. The aggregate unpaid principal balance of loans sold or serviced by us represents the maximum potential exposure related to loan repurchase and indemnification claims, including claims for breach of representation and warranty provisions. Due, in part, to elevated mortgage payment delinquency rates and declining housing prices, we have experienced, and may in the future continue to experience, an increase in loan repurchase and indemnification claims due to actual or alleged breaches of representations and warranties in connection with the sale or servicing of mortgage loans. The estimation of our loan repurchase and indemnification liability is subjective and based upon our projections of the incidence of loan repurchase and indemnification claims, as well as loss severities. Given these trends, losses incurred in connection with such actual or projected loan repurchase and indemnification claims may be in excess of our financial statement reserves, and we may be required to increase such reserves and may sustain additional losses associated with such loan repurchase and indemnification claims in the future. Accordingly, increases to our reserves and losses incurred by us in connection with actual loan repurchases and indemnification payments in excess of our reserves could have a material adverse effect on our business, financial position, results of operations or cash flows.

Additionally, some of our counterparties from whom we have purchased mortgage loans or mortgage servicing rights and from whom we may seek indemnification or against whom we may assert a loan repurchase demand in connection with a breach of a representation or warranty are highly leveraged and have been adversely affected by the recent economic decline in the United States, including the pronounced downturn in the debt and equity capital markets and the U.S. housing market, and unprecedented levels of credit market volatility. As a result, we are exposed to counterparty risk in the event of non-performance by counterparties to our various contracts, including, without limitation, as a result of the rejection of an agreement or transaction in bankruptcy proceedings, which could result in substantial losses for which we may not have insurance coverage.

The fair values of a substantial portion of our assets are determined based upon significant estimates and assumptions made by our management. As a result, there could be material uncertainty about the fair value of such assets that, if subsequently proven incorrect or inaccurate, could have a material adverse effect on our business, financial position, results of operations or cash flows. The ultimate realization of the value of our assets that are measured at fair value on a recurring basis may be materially different than the fair values of such assets as reflected in our consolidated statement of financial position as of any particular date.

A substantial portion of our assets are recorded at fair value based upon significant estimates and assumptions with changes in fair value included in our consolidated results of operations. The determination of the fair value of such assets, including our mortgage loans held for sale, interest rate lock commitments and mortgage servicing rights, involves numerous estimates and assumptions made by our management. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with our mortgage servicing rights based upon assumptions involving interest rates as well as the prepayment rates and delinquencies and foreclosure rates of the underlying serviced mortgage loans.

As of December 31, 2011, 44% of our total assets were measured at fair value on a recurring basis, and 1% of our total liabilities were measured at fair value on a recurring basis. As of December 31, 2011, approximately 69% of our assets and liabilities measured at fair value were valued using primarily observable inputs and were categorized within Level Two of the valuation hierarchy. Our assets and liabilities categorized within Level Two of the valuation hierarchy are comprised of the majority of our mortgage loans held for sale and derivative assets and liabilities. As of December 31, 2011, approximately 33% of our assets and liabilities measured at fair value were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy. Approximately 82% of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of our mortgage servicing rights.

The ultimate realization of the value of our assets that are measured at fair value on a recurring basis may be materially different than the fair values of such assets as reflected in our consolidated statement of financial position as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations or cash flows. Accordingly, there may be material uncertainty about the fair value of a substantial portion of our assets.

A failure in or breach of our technology infrastructure or information protection programs, or those of our outsource providers, could result in the inadvertent disclosure of the confidential personal information of our customers, as well as the confidential personal information of the employees and customers of our clients. Any such failure or breach could have a material and adverse effect on our business, reputation, results of operations, financial position or cash flows.

Our business model and our reputation as a service provider to our clients are dependent upon our ability to safeguard the confidential personal information of our customers, as well as the confidential personal information of the employees and customers of our clients. Although we have put in place a comprehensive information security program that we monitor and update as needed, security breaches could occur through intentional or unintentional acts by individuals having authorized or unauthorized access to confidential information of our customers or the employees or customers of our clients which could potentially compromise confidential information processed and stored in or transmitted through our technology infrastructure.

A failure in or breach of the security of our information systems, or those of our outsource providers, could result in significant damage to our reputation or the reputation of our clients, could negatively impact our ability to attract or retain clients and could result in increased costs attributable to related litigation or regulatory actions, claims for indemnification, higher insurance premiums and remediation activities, the result of any of which could have a material and adverse effect on our business, reputation, results of operations, financial position, or cash flows.

Risks Related to our Common Stock

There may be a limited public market for our common stock and our stock price may experience volatility.

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "PHH." However, there can be no assurance that an active trading market for our common stock will be sustained in the future. In addition, the stock market has from time-to-time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts, our results in relation to such estimates, and economic and other external factors may have a significant impact on the market price of our common stock. Further, the downgrade of our credit rating by S&P on December 21, 2011 has caused recent volatility in the price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and our ability to raise capital through future equity financing.

Future issuances of our Common stock or securities convertible into our Common stock and hedging activities may result in dilution of our stockholders or depress the trading price of our Common stock.

If we issue any shares of our Common stock or securities convertible into our Common stock in the future, including the issuance of shares of Common stock upon conversion of any convertible notes or the issuance of shares of Common stock upon exercise or settlement of any outstanding stock options, restricted stock units or performance stock units granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, such issuances will dilute the voting power and ownership percentage of our stockholders and could substantially decrease the trading price of our Common stock. In addition, the price of our Common stock could also be negatively affected by possible sales of our Common stock by investors who engage in hedging or arbitrage trading activity that we expect to develop involving our Common stock following the issuance of the Convertible Notes.

We also may issue shares of our Common stock or securities convertible into our Common stock in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the size of future issuances of our Common stock or securities convertible into our Common stock or the effect, if any, that such future issuances might have to dilute the voting interests of our stockholders or otherwise on the market price for our Common stock.

The convertible note hedge and warrant transactions may negatively affect the value of our Common stock.

In connection with our offering of the 2012 Convertible Notes, we entered into convertible note hedge transactions that cover, subject to anti-dilution adjustments, approximately 12,195,125 shares of our Common stock and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 12,195,125 shares of our Common stock with affiliates of the initial purchasers of the 2012 Convertible Notes. In connection with the issuance and sale of the 2014 Convertible Notes, we also entered into convertible note hedge transactions that cover, subject to anti-dilution adjustments, approximately 8,525,484 shares of our Common stock and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 8,525,484 shares of our Common stock with affiliates of the initial purchasers of the 2014 Convertible Notes (together with the affiliates of the initial purchasers of the 2012 Convertible Notes that are parties to the convertible note hedge and warrant transactions associated with the 2012 Convertible Notes, the "Option Counterparties"). The convertible note hedge and warrant transactions are expected to reduce the potential dilution upon conversion of the 2012 Convertible Notes and 2014 Convertible Notes, respectively.

In connection with hedging these transactions, the Option Counterparties and/or their respective affiliates entered into various derivative transactions with respect to our Common stock. The Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Common stock or by selling or purchasing our Common stock in secondary market transactions while the Convertible Notes are convertible, which could adversely impact the price of our Common stock. In order to unwind their hedge position with respect to those exercised options, the Option Counterparties and/or their respective affiliates are likely to sell shares of our Common stock in secondary transactions or unwind various derivative transactions with respect to our Common stock during the observation period for the converted 2012 Convertible Notes and 2014 Convertible Notes. These activities could negatively affect the value of our Common stock.

Provisions in our charter documents, the Maryland General Corporation Law, and New York insurance law may delay or prevent our acquisition by a third party.

Our charter and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

We are also subject to certain provisions of the Maryland General Corporation Law which could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock or may otherwise be in the best interest of our stockholders. These include, among other provisions:

- the "business combinations" statute which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder and

- the "control share" acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.

Our by-laws contain a provision exempting any share of our capital stock from the control share acquisition statute to the fullest extent permitted by the Maryland General Corporation Law. However, our Board of Directors has the exclusive right to amend our by-laws and, subject to their fiduciary duties, could at any time in the future amend the by-laws to remove this exemption provision.

In addition, we are registered as an insurance holding company in the state of New York as a result of our wholly owned subsidiary, Atrium Insurance Corporation. New York insurance law requires regulatory approval of a change in control of an insurer or an insurer's holding company. Accordingly, there can be no effective change in control of us unless the person seeking to acquire control has filed a statement containing specified information with the New York state insurance regulators and has obtained prior approval for the proposed change from such regulators. The measure for a presumptive change of control pursuant to New York law is the acquisition of 10% or more of the voting stock or other ownership interest of an insurance company or its parent. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Certain provisions of the PHH Home Loans Operating Agreement and the Strategic Relationship Agreement that we have with Realogy and certain provisions in our other mortgage loan origination agreements could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay our stockholders in an acquisition transaction.

Pursuant to the terms of the PHH Home Loans Operating Agreement, Realogy has the right to terminate PHH Home Loans, at its election, at any time on or after February 1, 2015 by providing two years' notice to us. In addition, under the PHH Home Loans Operating Agreement, Realogy may terminate PHH Home Loans if we effect a change in control transaction involving certain competitors or other third parties. In connection with such termination, we would be required to make a liquidated damages payment in cash to Realogy of an amount equal to the sum of (i) two times PHH Home Loans' trailing 12 months net income (except that, in the case of a termination by Realogy following a change in control of us, we may be required to make a cash payment to Realogy in an amount equal to PHH Home Loans' trailing 12 months net income multiplied by (a) if the PHH Home Loans Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the PHH Home Loans Operating Agreement, or (b) if the PHH Home Loans Operating Agreement is terminated on or after its tenth anniversary, two years), and (ii) all costs reasonably incurred by Cendant (now known as Avis Budget Group, Inc.) and its subsidiaries in unwinding its relationship with us pursuant to the PHH Home Loans Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements. Pursuant to the terms of the Strategic Relationship Agreement, we are subject to a non-competition provision, the breach of which could result in Realogy having the right to terminate the Strategic Relationship Agreement, seek an injunction prohibiting us from engaging in activities in breach of the non-competition provision or result in our liability for damages to Realogy.

In addition, our agreements with some of our financial institution clients provide the applicable financial institution client with the right to terminate its relationship with us prior to the expiration of the contract term if we complete certain change in control transactions with certain third parties. Because we may be unable to obtain consents or waivers from such clients in connection with certain change in control transactions, the existence of these provisions could discourage certain third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Mortgage Production and Mortgage Servicing Segments

Our Mortgage Production and Mortgage Servicing segments have centralized operations in approximately 555,000 square feet of shared leased office space in the Mt. Laurel, New Jersey area. We have a second area of centralized offices that are shared by our Mortgage Production and Mortgage Servicing segments in Jacksonville, Florida, where approximately 150,000 square feet is occupied. In addition, our Mortgage Production segment leases 49 smaller offices located throughout the U.S. and our Mortgage Servicing segment leases one additional office located in New York.

Fleet Management Services Segment

Our Fleet Management Services segment maintains a headquarters office in a 210,000 square-foot office building in Sparks, Maryland. Our Fleet Management Services segment also leases office space and marketing centers in five locations in Canada and has seven smaller regional locations throughout the U.S.

Item 3. Legal Proceedings

We are party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters. We are not aware of any pending legal proceedings that we believe could have, individually or in the aggregate, a material effect on our business, financial position, results of operations or cash flows.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Shares of our Common stock are listed on the NYSE under the symbol "PHH". The following table sets forth the high and low sales prices for our Common stock for the periods indicated as reported by the NYSE:

	Stock Price	
	High	Low
January 1, 2010 to March 31, 2010	$ 23.81	$ 15.84
April 1, 2010 to June 30, 2010	25.86	19.04
July 1, 2010 to September 30, 2010	22.39	17.83
October 1, 2010 to December 31, 2010	23.36	18.68
January 1, 2011 to March 31, 2011	25.55	20.48
April 1, 2011 to June 30, 2011	22.50	19.41
July 1, 2011 to September 30, 2011	20.92	14.36
October 1, 2011 to December 31, 2011	19.27	8.75

As of February 17, 2012, there were 6,728 holders of record of our Common stock.

Dividend Policy

Since our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) in 2005, we have not paid any cash dividends on our Common stock nor do we foresee paying any cash dividends on our Common stock in the foreseeable future.

The declaration and payment of dividends in the future will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant.

Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of our asset-backed debt arrangements and to regulatory restrictions applicable to the equity of our reinsurance subsidiary. The aggregate restricted net assets of these subsidiaries totaled $1.2 billion as of December 31, 2011. The restrictions on net assets of certain subsidiaries do not directly limit our ability to pay dividends from consolidated Retained earnings.

Certain debt arrangements require the maintenance of ratios and contain restrictive covenants applicable to our consolidated financial statement elements that potentially could limit our ability to pay dividends. As of December 31, 2011, we may not pay dividends without the written consent of the lenders of the Amended Credit facility. See Note 15, "Stock-Related Matters," in the accompanying Notes to Consolidated Financial Statements for further information.

Item 6. Selected Financial Data

The selected financial data set forth below is derived from our audited Consolidated Financial Statements for the periods indicated. Because of the inherent uncertainties of our business, the historical financial information for such periods may not be indicative of our future results of operations, financial position or cash flows:

	Year Ended and As of December 31,				
	2011	2010	2009	2008	2007
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,214	$ 2,438	$ 2,606	$ 2,056	$ 2,240
Net (loss) income attributable to PHH Corporation[(1)]	(127)	48	153	(254)	(12)
Basic (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.87	$ 2.80	$ (4.68)	$ (0.23)
Diluted (loss) earnings per share attributable to PHH Corporation	(2.26)	0.86	2.77	(4.68)	(0.23)
Consolidated Balance Sheets Data:					
Total assets	$ 9,777	$ 11,270	$ 8,123	$ 8,273	$ 9,357
Debt	6,914	8,085	5,160	5,764	6,279
PHH Corporation stockholders' equity	1,442	1,564	1,492	1,266	1,529

(1) Net (loss) income attributable to PHH Corporation for the year ended December 31, 2011 includes a $68 million pre-tax gain on the sale of 50.1% of the equity interests in our appraisal services business. Net (loss) income attributable to PHH Corporation for the year ended December 31, 2008 included $42 million of pre-tax income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net impact after the income tax benefit and the portion attributable to noncontrolling interest).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with "Part I—Item 1. Business" and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in "Part I—Item 1A. Risk Factors" set forth above.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in sections as follows:

- Overview
- Results of Operations
- Risk Management
- Liquidity and Capital Resources
- Contractual Obligations
- Off-Balance Sheet Arrangements and Guarantees
- Critical Accounting Policies and Estimates
- Recently Issued Accounting Pronouncements

OVERVIEW

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment. Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage. Our Mortgage Servicing segment services mortgage loans originated by PHH Mortgage, and also purchases mortgage servicing rights and acts as a subservicer for certain clients that own the underlying servicing rights. Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the United States and Canada.

Although our Fleet Management Services segment has historically generated a larger portion of our Net revenues, our Mortgage Production and Mortgage Servicing segments have historically contributed a significantly larger portion of our Net income (loss). Our Mortgage Production and Mortgage Servicing segments have experienced, and may continue to experience, high degrees of earnings volatility due to significant exposure to interest rates and the real estate markets, which impacts our loan origination volumes, valuation of our mortgage servicing rights and foreclosure-related charges.

See "—Risk Management" in this Form 10-K for additional information regarding our interest rate and market risks.

Executive Summary

Our goals for 2011 included the following:

- profitably growing market share of loan originations in our Mortgage Production segment;
- increasing the unpaid principal balance of our mortgage servicing rights in our Mortgage Servicing Segment; and
- continuing to grow earnings in our Fleet Management Services segment while focusing on increasing fee based products.

In our Mortgage Production segment, we were successful in signing agreements with five new private label clients to provide mortgage outsourcing services. We were unable to reach an agreement to renew our existing relationship with Charles Schwab Bank, which represented 9% and 11% of our mortgage loan originations for the years ended December 31, 2011 and 2010, respectively, as well as approximately $8.9 billion of subserviced loans as of December 31, 2011. We will continue to service the mortgage loans resulting from our relationship with Charles Schwab Bank in our owned servicing portfolio. We expect the addition of these new private label clients to more than offset the estimated income, including subservicing income, which we would have expected to have earned in 2012 through our relationship with Charles Schwab Bank.

On March 31, 2011, we sold 50.1% of the equity interests in our appraisal services business (Speedy Title and Appraisal Review Services, or "STARS") to CoreLogic, Inc. and retained the remaining 49.9% of the interests. STARS provides appraisal services, credit research, flood certification, and tax services. We believe this new relationship will enable us to leverage the technology and product expertise of CoreLogic to enhance the customer experience and, ultimately, drive earnings growth. We received a $20 million cash payment in March 2011, with three $5 million installment payments to be received on March 31, 2012, 2014 and 2016. The sale resulted in a total gain of $68 million for the year ended December 31, 2011, which was inclusive of a $34 million non-cash gain from the initial valuation of our equity method investment upon deconsolidation of STARS.

We successfully grew the unpaid principal balance of our capitalized loan servicing portfolio by $12.3 billion and ended the year with $147.1 billion of loans in our capitalized loan servicing portfolio. Additions to the capitalized servicing portfolio were 149% of the reductions in the portfolio due to loan payments and payoffs. The value of capitalized servicing, however, declined significantly during the year due to a significant decrease in mortgage interest rates. During 2011, foreclosure activities remained elevated and we observed an increase in loan repurchase requests by investors, particularly the GSEs. We expect foreclosure losses to remain elevated throughout 2012 as investors continue to review both performing and non-performing loans for potential underwriting defects and representation and warranty violations.

Our Fleet Management Services segment continued to grow earnings in 2011 driven by increases in maintenance service, fuel, and accident management average units. Remarketing activities and strong used-car prices further contributed to the positive segment results compared to 2010.

The overall economic climate was characterized by low interest rates as the U.S. Federal Reserve continued its accommodative monetary policy, which helped fuel mortgage refinance activity in the second half of 2011. Continued high unemployment and concerns over sovereign debt issues in Europe created significant uncertainty and volatility in the economy and in the capital markets.

In December 2011, we announced that we did not proceed with a previously announced public offering of $250 million of Senior notes due to market conditions and instead issued an additional $100 million of Senior notes due in 2016 under an existing indenture. Concerns regarding our ability to repay medium term notes due in March 2013 resulting from potentially limited access to the capital markets prompted S&P to downgrade our debt rating from BB+ to BB- and place us on negative outlook. In January 2012, we raised $250 million through a convertible bond issuance. Concurrent with this bond issuance, both Moody's and Fitch placed us on negative watch, but did not take any further ratings actions.

Given the uncertainty surrounding the economy at large and the uncertainty in the capital markets, including our cost of capital, the Company has shifted focus in 2012 from growing origination market share and mortgage servicing rights to focusing on liquidity and cash generation.

For 2012, we are focusing on four key strategies to increase shareholder value:

- pursue disciplined growth in our three franchise platforms which are mortgage private label services, our mortgage relationship with Realogy and our fleet management business;
- drive industry-leading operational excellence;
- continue our unwavering commitment to customer service; and
- in the near-term, prioritize liquidity and cash flow generation from our mortgage and fleet businesses and deleverage the balance sheet.

We are prioritizing liquidity and cash flow generation, which may involve one or more of the following:

- focusing our efforts to ensure that our operations are cash flow positive, which may include reductions in our correspondent mortgage originations and capital expenditures;

- disposition of assets that are not necessary to support our business strategies, which may include the assets of our reinsurance business; and
- generating mortgage servicing rights with minimal use of cash.

Some of the actions we are taking to reposition the business, combined with lower mortgage industry volumes, may have a negative impact on our 2012 earnings. However, we expect that our narrowed focus, deliberate growth strategy, focus on operational excellence, continued focus on customer satisfaction, along with our near-term focus on liquidity, will result in less volatile earnings, and a more profitable and better capitalized company beyond 2012.

See "— Liquidity and Capital Resources" for additional information regarding our outstanding indebtedness, upcoming debt maturities and our liquidity and capital plan.

Industry Trends

Regulatory Trends

We are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. By agreement with our private label clients in our mortgage business, we are required to comply with additional requirements that our clients may be subject to through their regulators. These laws, regulations and judicial and administrative decisions include those pertaining to the following areas:

- Real estate settlement procedures;
- Consumer credit provisions; fair lending, fair credit reporting and truth in lending;
- The establishment of maximum interest rates, finance charges and other charges;
- Secured transactions; collections, foreclosure, repossession and claims-handling procedures;
- Privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies;
- Taxing and licensing of vehicles and environmental protection;
- Insurance regulations and licensing requirements pertaining to standards of solvency that must be met and maintained; reserves and provisions for unearned premiums, losses and other obligations and deposits of securities for the benefit of policyholders.

Financial Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act, among other provisions, established the Bureau of Consumer Financial Protection ("CFPB"), which began operations on July 21, 2011. The CFPB will implement and enforce the consumer protection provisions of the Dodd-Frank Act and will have the authority to examine all non-bank mortgage lenders, brokers and servicers, among other entities. During January 2012, Richard Cordray was named as the first Director of the CFPB through a presidential appointment, which provided the authority for the CFPB to carry out its regulatory agenda. We will be subject to the regulatory authority of the CFPB through our mortgage subsidiaries.

Six federal agencies, including the SEC, have proposed a rule providing sponsors of securitizations with various options for meeting the risk-retention requirements of the Dodd-Frank Act. Among other things, the options include retaining risk of the securitization transactions equal to at least 5% of each class of asset-backed security, 5% of par value of all asset-backed security interests issued, 5% of a representative pool of assets, or a combination of these options.

As required by the Dodd-Frank Act, the proposal includes descriptions of loans that would not be subject to these requirements, including asset-backed securities that are collateralized exclusively by residential mortgages that qualify as "qualified residential mortgages" (or QRMs). Proposed criteria to qualify for an exemption from the risk retention requirements include, but are not limited to: (i) maximum loan-to-value ratios for purchases and refinances of 80% and 75%, respectively; (ii) mortgage payment to gross income and debt payments to gross income ratios of 28% and 36%, respectively; (iii) borrower credit requirements including no current delinquencies, 60-day plus delinquencies in the past 2 years, or bankruptcies/ foreclosures in the past 3 years; and (iv) loan-type requirements including no interest only, negative amortization, balloon payments or prepayment penalties.

The proposed rule would also recognize that the 100% guarantee of principal and interest provided by Fannie Mae and Freddie Mac meets their risk-retention requirements as sponsors of mortgage-backed securities for as long as they are in conservatorship or receivership with capital support from the U.S. government.

Substantially all of our loans are sold to, or pursuant to programs sponsored by, Fannie Mae, Freddie Mac, or Ginnie Mae and therefore would be exempt from the risk-retention requirements under the current proposal. For our lease securitizations, we believe we currently retain a subordinate position relative to the issued asset-backed securities in excess of the proposed 5% requirement, and we are continuing to monitor the potential impact under the proposed rules.

In February 2011 the Obama administration issued a report to Congress, and in February 2012 the Federal Housing Finance Agency issued a report to Congress outlining the long-term strategic plan for, and various options for long-term reform of Fannie Mae and Freddie Mac. These options involve gradually reducing the role of Fannie Mae and Freddie Mac in the mortgage market and ultimately winding down both institutions such that the private sector provides the majority of mortgage credit. Such reforms may include, among other actions: (i) further reductions in conforming loan limits; (ii) increases in guarantee fees; (iii) standardization of servicing protocols; (iv) changes to servicer compensation; and (v) increased MBS disclosures. These potential changes could materially and adversely affect our business, financial position, results of operations or cash flows. In addition, it is possible that some of these reforms could be accelerated depending on the outcome of the 2012 U.S. Presidential and Congressional elections, among other things.

See "– Item 1A. Risk Factors – Risks Related to our Company – We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows." for further information.

Focus on Foreclosure Practices

During the first quarter of 2011, various federal regulators completed a review of 14 entities involved in the mortgage servicing process and noted weaknesses in foreclosure governance processes, foreclosure document preparation processes, and oversight and monitoring of third-party vendors, including foreclosure attorneys. These regulators took formal actions against each of the 14 entities subject to this review to address those weaknesses and risks. These actions require each entity, among other things, to conduct a more complete review of certain aspects of foreclosure actions that occurred between January 1, 2009 and December 31, 2010.

While we were not included in these reviews, we have received inquiries and requests for information from regulators and attorneys general of certain states as well as from the Committee on Oversight and Government Reform of the U.S. House of Representatives and the U.S. Senate Judiciary Committee, requesting information as to our foreclosure processes and procedures, among other things. While we have not been assessed any material penalties from regulatory agencies resulting from our foreclosure practices to date, we have been notified of potential compensatory fees for failing to meet foreclosure timelines outlined in the Agency servicing guides. We expect the higher level of focus on foreclosure practices will result in higher legal and servicing related costs as well as potential regulatory fines and penalties.

Home Affordability Program

On October 24, 2011, the Federal Housing Finance Agency ("FHFA") announced changes to the existing Home Affordability Refinance Program ("HARP") for certain loans sold to Fannie Mae and Freddie Mac. The changes to HARP are designed to allow more mortgage loans to be eligible for refinancing under the program. Specifically, these changes eliminate the maximum loan-to-value ratio and appraisal requirements and reduce risk-based pricing and other fees to borrowers. The FHFA further announced that it is waiving certain lender representations and warranties for loans refinanced under the program. To be eligible for refinance under these changes to HARP, the loan must have been sold to Fannie Mae or Freddie Mac prior to May 31, 2009, and the loan must be current at the time of refinance with no late payments in the past six months. In addition to these changes, the FHFA announced that HARP will continue through December 31, 2013. We expect these changes will increase mortgage loan prepayment speeds, which has unfavorably impacted the valuation of our mortgage servicing rights by approximately $20 million as of December 31, 2011 and we expect these changes will increase loan origination volumes which could favorably impact mortgage production segment profit

Consumer Financial Protection Bureau Investigation

In January 2012, we were notified that the Consumer Financial Protection Bureau had opened an investigation to determine whether our mortgage insurance premium ceding practices to captive reinsurers comply with the Real Estate Settlement Procedures Act and other laws enforced by the CFPB. The CFPB requested certain related documents and information for review. We have provided reinsurance services in exchange for premiums ceded and believe that we have complied with the Real Estate Settlement Procedures Act and other laws. We have not provided reinsurance on loans originated after 2009. There can be no assurance whether or not this investigation will result in the imposition of any penalties and fines against us or our subsidiaries.

See "—Item 1A. Risk Factors—Risks Related to our Company—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows."

Mortgage Production Trends

The mortgage industry has continued to utilize more restrictive underwriting standards that make it more difficult for borrowers with less than prime credit records, limited funds for down payments or a high loan-to-value ratio to qualify for a mortgage. As of January 2012, Fannie Mae's *Economics and Mortgage Market Analysis* forecasts a decline in industry loan originations to $1.0 trillion during 2012 compared to $1.4 trillion during 2011. Although mortgage interest rates remained at relatively low levels during 2011 which we expect to continue into 2012, many borrowers took advantage of the low interest rate environment in 2010 by refinancing after interest rates declined. As a result, the forecasted decline in industry originations includes a 40% decrease in projected refinance originations offset by a 2% increase in projected purchase originations.

Initial loan pricing margins declined slightly from 2010 levels reflecting a more competitive environment given declining volumes. Although loan pricing margins for 2011 have declined from the prior year, we did see improvement during the second half of 2011, which has further improved into the first quarter of 2012, as mortgage rates declined and demand increased. Although we expect margins to eventually decline from current levels, we believe that pricing margins could remain elevated throughout 2012, reflecting a longer term industry view of the returns required to manage the underlying risk of a mortgage production and servicing business. In January 2012 the Federal Housing Finance Agency increased the guarantee fee on mortgage backed securities issued by Fannie Mae and Freddie Mac effective April 1, 2012 in response to the payroll tax cut funding mechanism passed by Congress. We expect this increase in guarantee fees, and potential future guarantee fee increases, will have the impact of increasing mortgage interest rates charged to borrowers and could negatively impact conforming loan origination volumes.

The majority of industry loan originations during the year ended December 31, 2011 were fixed-rate loans that conform to the standards of the GSEs and substantially all of our loans closed to be sold were conforming. There was an improvement in the market for prime loan production with loan amounts exceeding the GSE guidelines during 2011 which is reflected in an increase in our fee-based closings compared to 2010.

Mortgage Servicing Trends

The declining housing market and general economic conditions, including higher unemployment rates, have continued to negatively impact our Mortgage Servicing segment through elevated levels of delinquencies and high loss severity rates on defaulted loans. The increased regulatory focus on servicing activities, including foreclosure practices, has increased and will likely continue to increase servicing costs across the industry.

Despite some stabilization in the level of overall portfolio delinquencies, we have seen a significant increase in repurchase requests, primarily from the agencies, resulting in a corresponding increase in foreclosure-related costs especially related to loans originated during 2005 through 2008. We believe repurchase requests will continue to be high during 2012 due to continued focus on repurchase and indemnification requests from investors and insurers, including an increase in reviews of more current loan production, as well as challenging conditions in the housing market.

In addition to the increased focus on loan repurchases and indemnifications, we have experienced higher reinsurance losses as a result of the continued weakness in the housing market coupled with an elevated level of delinquency and foreclosure experience. We paid $65 million in reinsurance claims during the year ended December 31, 2011, and expect our paid claims for certain book years to remain high into 2012 as foreclosures are completed and insurance claims are processed and finalized. We hold cash and securities in trust related to our potential obligation to pay such claims, which were $226 million and were included in Restricted cash, cash equivalents and investments in the accompanying Consolidated Balance Sheets as of December 31, 2011. We expect that the amount currently held in trust will be significantly higher than future claims for reinsurance losses.

In January 2011, the Federal Housing Finance Agency directed Fannie Mae and Freddie Mac to develop a joint initiative to consider alternatives for future mortgage servicing structures and compensation. Under this proposal, the GSEs are considering potential structures in which the minimum service fee would be reduced or eliminated altogether. This would provide mortgage bankers with the ability to either sell all or a portion of the retained servicing fee for cash up front, or retain an excess servicing fee. While the proposal provides additional flexibility in managing liquidity and capital requirements, it is unclear how the various options might impact mortgage-backed security pricing and the related pricing of excess servicing fees. The GSEs are also considering different pricing options for non-performing loans to better align servicer incentives with MBS investors and provide the loan guarantor the ability to transfer non-performing servicing. The Federal Housing Finance Agency has indicated that any change in the servicing compensation structure would be prospective and the changes, if implemented, could have a significant impact on the entire mortgage industry and on the results of operations and cash flows of our mortgage business. We believe that changes to the servicing fee structures, if any, would not be implemented until 2013 or later.

See "—Regulatory Trends" above for further discussion of mortgage servicing trends.

See "— Risk Management" for additional information regarding mortgage reinsurance and loan repurchases.

Fleet Management Services Trends

The fleet management industry continues to be impacted by the overall strength of the U.S. economy and the levels of corporate spending and capital investment. As the U.S. economy improves, we expect to see continued improvement in the industry. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. The U.S. commercial fleet management services market has continued to experience minimal growth over the last several years as reported by *Automotive Fleet.* Further, according to the *Automotive Fleet 2011 Fact Book,* only 49%, of the approximately 5.4 million, commercial cars and trucks operating in the U. S. during 2010, were included in managed fleets of 15 or more vehicles. The industry is concentrated in a limited number of national firms and the top five fleet management services providers accounted for 82% of the total number of vehicles funded and managed by the top 10 U.S. companies. The *Automotive Fleet 2011 Fact Book* also shows the total number of funded vehicles for the top 10 fleet management companies declined approximately 2.4% compared to 2010. Consistent with this trend, we experienced a decline in our leased units during 2011, although our net investment in leases has increased as our mix has changed to include more expensive light trucks and vans. Although we have experienced a decline in our leased units in recent years, we have seen positive trends in our service-only units during 2011 and we expect our leased units to be steady through 2012.

Inflation

An increase in inflation could have a significant impact on our Mortgage Production and Mortgage Servicing segments. Interest rates normally increase during periods of rising inflation. Historically, as interest rates increase, mortgage loan production decreases, particularly production from loan refinancing. An environment of gradual interest rate increases may, however, signify an improving economy or increasing real estate values, which in turn may stimulate increased home buying activity. Generally, in periods of reduced mortgage loan production, the associated profit margins also decline due to increased competition among mortgage loan originators, which further pressures mortgage production profitability. Conversely, in a rising interest rate environment, our mortgage loan servicing revenues generally increase because mortgage prepayment rates tend to decrease, extending the average life of our servicing portfolio and increasing the value of our MSRs. See discussion below under "—Risk Management," "Part I—Item 1A. Risk Factors— Risks Related to our Company—Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies." and "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Inflation does not have a significant impact on our Fleet Management Services segment.

RESULTS OF OPERATIONS

Consolidated Results

The following table presents our consolidated results of operations:

	Year Ended December 31,		
	2011	2010	2009
	(In millions, except per share data)		
Net fee income	$ 468	$ 448	$ 425
Fleet lease income	1,400	1,370	1,441
Gain on mortgage loans, net	567	635	610
Mortgage net finance expense	(88)	(73)	(58)
Loan servicing income	456	415	431
Valuation adjustments relating to mortgage servicing rights, net	(736)	(427)	(280)
Other income	147	70	37
Net revenues	2,214	2,438	2,606
Depreciation on operating leases	1,223	1,224	1,267
Fleet interest expense	79	91	89
Total other expenses	1,114	1,008	970
Total expenses	2,416	2,323	2,326
(Loss) income before income taxes	(202)	115	280
Income tax (benefit) expense	(100)	39	107
Net (loss) income	(102)	76	173
Less: net income attributable to noncontrolling interest	25	28	20
Net (loss) income attributable to PHH Corporation	$ (127)	$ 48	$ 153
Basic (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.87	$ 2.80
Diluted (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.86	$ 2.77

The following summarizes the key highlights that drove our operating performance and segment profit (loss) for our reportable segments during 2011 in comparison to the same period in 2010:

	Year Ended December 31,	
	2011	2010
	(In millions)	
Reportable Segments Profit (Loss):[(1)]		
Mortgage Production segment	$ 258	$ 268
Mortgage Servicing segment	(557)	(241)
Fleet Management Services segment	75	63

(1) Segment Profit (Loss) is described in Note 21, "Segment Information", in the accompanying Notes to Consolidated Financial Statements.

Mortgage Production Segment

- Segment profit was $10 million lower compared to 2010 primarily due to a 12% decline in the volume of interest rate lock commitments expected to close and lower total margins which were partially offset by a $68 million gain on the sale of 50.1% of the equity interests in STARS.

- Interest rate lock commitments expected to close declined to $33.7 billion in 2011 from $38.3 billion in 2010 due to lower refinance activity. Total loan margins declined in 2011 from 2010, reflecting the significant increase in industry originations and the sustained refinance activity that we experienced during 2010.

- Total mortgage closing volumes for 2011 were $51.9 billion of which approximately 69% were retail and 31% were wholesale/correspondent.

Mortgage Servicing Segment

- Segment loss was unfavorably impacted in 2011 by a $521 million decrease in the market and credit-related fair value of our mortgage servicing rights driven primarily by lower long-term interest rates, as compared to a $202 million decrease during 2010.
- Loan servicing income increased by $41 million primarily reflecting the continued growth in our loan servicing portfolio. Our average capitalized loan servicing portfolio increased by 9% from $130.5 billion in 2010 to $142.1 billion in 2011.
- Foreclosure-related charges remain elevated at $80 million during 2011, compared to $72 million in 2010, reflecting a continued higher level of repurchase requests and loss severities.

Fleet Management Services Segment

- Segment profit increased by $12 million to $75 million in 2011, driven by higher units and usage of fee-based and asset-based management services coupled with lower operating costs.
- Maintenance service, fuel, and accident management average units all increased in 2011 compared to 2010 despite a 6% decline in the average number of leased vehicles.

See "—Segment Results" below for additional information regarding the results of each of our reportable segments.

Income tax (benefit) expense

Income tax (benefit) expense changes were primarily due to the change in (Loss) income before income taxes, plus significant items that impact the effective tax rate, as discussed below. See Note 12, "Income Taxes" in the accompanying Notes to Consolidated Financial Statements for further information.

2011: Our effective income tax rate was (49.7)% for the year ending December 31, 2011. The Income tax benefit for 2011 was $100 million and was impacted by a $12 million benefit from state and local income taxes due to the mix and amount of pre-tax income and loss from the operations by entity and state tax jurisdiction coupled with a $7 million decrease in the liabilities for income tax contingencies, primarily due to the resolution and settlement with various taxing authorities, including the conclusion of the IRS examination and review of our taxable years 2006 through 2009.

The determination of the effective income tax rates for 2011 excludes $10 million of income tax expense attributable to noncontrolling interest.

2010: Our effective income tax rate was 33.7% for the year ending December 31, 2010. The Income tax expense for 2010 was $39 million and was impacted by a $6 million expense from state and local income taxes due to the mix and amount of pre-tax income and loss from the operations by entity and state tax jurisdiction.

The determination of the effective income tax rates for 2010 excludes $11 million of income tax expense attributable to noncontrolling interest.

2009: Our effective income tax rate was 38.3% for the year ending December 31, 2009. The Income tax expense for 2009 was $107 million and was impacted by a $15 million expense from state and local income taxes due to the mix and amount of pre-tax income and loss from the operations by entity and state tax jurisdiction.

The determination of the effective income tax rates for 2009 excludes $9 million of income tax expense attributable to noncontrolling interest.

Appraisal Services Business Joint Venture

On March 31, 2011, we sold 50.1% of the equity interests in our appraisal services business, Speedy Title and Appraisal Review Services, ("STARS") to CoreLogic, Inc. for a total purchase price of $35 million, consisting of an initial $20 million cash payment received on March 31, 2011, and three future $5 million installment payments to be received on March 31, 2012, 2014 and 2016. Upon the occurrence of certain events prior to September 30, 2017, we may have the right or obligation to purchase CoreLogic's interests. We retained a 49.9% equity interest in STARS, which is accounted for under the equity method and was recorded within Other assets with an initial fair value of $34 million as of March 31, 2011.

During 2011, a $68 million gain on the sale of the 50.1% equity interest was recorded within Other income, which consisted of the net present value of the purchase price from CoreLogic plus the $34 million from the initial valuation of our equity method investment in STARS. For 2011, earnings from the equity method investment in STARS of $3 million are recorded as a component of Other income and represent 49.9% of the pre-tax income of the STARS joint venture over the period.

Segment Results

Discussed below are the results of operations for each of our reportable segments. Segment profit or loss is presented as the income or loss before income tax expense or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy's noncontrolling interest in the profits and losses of PHH Home Loans. The Other segment includes costs related to general and administrative functions that are allocated back to our reportable segments, certain income and expenses not allocated and intersegment eliminations.

During the first quarter of 2010, our Mortgage and Fleet businesses paid dividends to PHH Corporation in order to effect a reallocation of capital between our businesses ("recapitalization"). Management evaluated several data sources, including rating agency leverage benchmarks, industry comparables and asset-backed securities market subordination levels to establish the revised equity levels in our businesses. The dividend payments impacted the balances under our intercompany funding arrangements, which are used to determine the allocation of our financing costs to our segments. Had the dividends been paid at the beginning of 2009, segment profit for our Mortgage Production segment would have changed favorably by $14 million and segment profit for our Fleet Management Services segment would have decreased by $14 million for 2009.

Other Segment

The following table presents the results of our Other segment:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Net revenues	$ (3)	$ (3)	$ (5)
Salaries and related expenses	71	16	21
Occupancy and other office expenses	4	—	—
Fleet interest expense	(3)	(3)	(6)
Other depreciation and amortization	4	—	—
Other operating expenses	54	14	22
Corporate overhead allocation	(130)	(27)	(27)
Total expenses	—	—	10
Segment loss	$ (3)	$ (3)	$ (15)

As a result of our transformation initiatives, as of January 1, 2011 certain general and administrative functions that had previously been part of our Mortgage Production, Mortgage Servicing and Fleet Management Services segments were consolidated into our Other segment, including information technology, human resources, finance and marketing. The majority of general and administrative expenses are allocated back to the segments through a corporate overhead allocation.

Certain costs previously reported by our Mortgage Production, Mortgage Servicing and Fleet Management Services segments as Salaries and related expenses during 2010 and 2009 are now included in the corporate overhead allocation and reported as a component of Other operating expenses. The table below provides a summary of our corporate overhead allocation by segment:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Mortgage Production segment	$ 71	$ 14	$ 14
Mortgage Servicing segment	15	3	3
Fleet Management Services segment	44	10	10
Other	(130)	(27)	(27)
Total	$ —	$ —	$ —

Other operating expenses for 2011 compared to 2010 in our Mortgage Production, Mortgage Servicing and Fleet Management Services segments increased by $57 million, $12 million and $34 million, respectively resulting from our internal reorganization and further investments in our information technology infrastructure and enterprise risk management process as well as increased costs associated with the further development of our corporate infrastructure related to marketing, communications and human resources. These increases were partially offset by corresponding decreases in Salaries and related expenses and Other operating expenses exclusive of corporate allocations. See individual segment results discussions below for further detail.

Annual Report

Mortgage Production Segment

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,		
	2011	2010	2009
	($ in millions, except average loan amount)		
Loans closed to be sold	$ 37,889	$ 37,747	$ 29,370
Fee-based closings	14,056	11,247	8,194
Total closings	$ 51,945	$ 48,994	$ 37,564
Purchase closings	$ 20,404	$ 20,270	$ 15,401
Refinance closings	31,541	28,724	22,163
Total closings	$ 51,945	$ 48,994	$ 37,564
Fixed rate	$ 37,692	$ 38,657	$ 30,512
Adjustable rate	14,253	10,337	7,052
Total closings	$ 51,945	$ 48,994	$ 37,564
Retail closings	$ 35,592	$ 33,429	$ 31,834
Wholesale/correspondent closings	16,353	15,565	5,730
Total closings	$ 51,945	$ 48,994	$ 37,564
Average loan amount	$ 258,365	$ 238,187	$ 228,510
Loans sold	$ 40,035	$ 34,535	$ 29,002
Applications	$ 67,586	$ 74,628	$ 54,283
IRLCs expected to close	$ 33,717	$ 38,330	$ 26,210

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Mortgage fees	$ 295	$ 291	$ 275
Gain on mortgage loans, net	567	635	610
Mortgage interest income	101	97	79
Mortgage interest expense	(125)	(113)	(90)
Mortgage net finance expense	(24)	(16)	(11)
Other income	76	1	6
Net revenues	914	911	880
Salaries and related expenses	341	369	336
Occupancy and other office expenses	30	34	32
Other depreciation and amortization	9	10	14
Other operating expenses	251	202	172
Total expenses	631	615	554
Income before income taxes	283	296	326
Less: net income attributable to noncontrolling interest	25	28	20
Segment profit	$ 258	$ 268	$ 306

Mortgage Production Statistics

Mortgage loan originations are driven by the demand to fund home purchases and the demand to refinance existing loans. Purchase closings are influenced by the number of home sales and the overall condition of the housing market whereas refinance closings are sensitive to interest rate changes relative to borrowers' current interest rates. Refinance closings typically increase when interest rates fall and decrease when interest rates rise. Although the level of interest rates is a key driver of refinancing activity, there are other factors which influence the level of refinance closings including home prices, levels of home equity, underwriting standards and product characteristics. The demand for wholesale/correspondent closings is influenced by a variety of factors, including overall industry capacity and the competitive landscape, and represented 31%, 32% and 15% of our total closings during 2011, 2010 and 2009, respectively. Retail loans are generally more profitable than wholesale/correspondent and have higher loan margins and higher expenses. As discussed in "—Overview—Executive Summary" above, we have shifted our focus in 2012 from growing origination market share and mortgage servicing rights to focusing on liquidity and cash generation and we have developed a liquidity and capital plan that could reduce our correspondent mortgage originations in future periods compared to 2011 and 2010.

Interest rate lock commitments ("IRLCs") represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. Interest rate lock commitments expected to close are adjusted for the amount of loans expected to close in accordance with the terms of the commitment. IRLCs expected to close result in loans closed to be sold as we do not enter into interest rate lock commitments on fee-based closings.

As of January 2012, Fannie Mae's *Economics and Mortgage Market Analysis* shows a decrease in mortgage industry volumes of approximately 20% during 2011 compared to 2010. Although mortgage interest rates remained at relatively low levels through 2011, many borrowers took advantage of the low interest rate environment in 2010 by refinancing after interest rates declined. As a result, IRLCs expected to close declined by 12% during 2011 compared to 2010, despite similar interest rate environments.

2011 Compared With 2010: Total closings increased $3.0 billion (6%) compared to 2010 primarily due to a $2.8 billion increase in refinance closings coupled with a slight increase in purchase closings. The significant increase in refinance closings was a result of the decline in mortgage interest rates during the latter half of 2010 which resulted in an increase in refinance activity and IRLCs during that period, which ultimately closed in 2011. The increase in purchase closings was driven by an improvement in home sales compared to 2010.

The mix of total closings between retail and wholesale/correspondent closings was generally consistent in 2011 compared to 2010 which reflected the execution of our strategy to grow our market share through this channel in those periods despite declining industry volumes. As described above, the mix of total closings may shift to a higher percentage of retail closings in 2012 as we focus on liquidity and cash generation. During 2011, the composition of total closings shifted to a higher percentage of fee-based closings which was primarily related to an improvement in the market for non-agency jumbo loan originations.

2010 Compared With 2009: IRLCs increased by 46% during 2010 compared to 2009 due to the significant refinance activity in 2010 as well as the increase in wholesale/correspondent volume as further described below. Total closings increased 30% during 2010 compared to 2009 which were comprised of a 32% increase in purchase closings and a 30% increase in refinance closings. The higher purchase closings in 2010 were primarily driven by an improvement in home sales as compared to 2009 and the acceleration of purchase closings due to the expiration of the home purchase tax credit. The higher refinance closings in 2010 were the result of the significant decline in mortgage rates throughout most of 2010, which generated an increase in refinance activity.

The mix of total closings shifted from a higher percentage of retail closings in 2009 towards more wholesale/correspondent closings in 2010, which was due to our efforts to expand production in this channel. The increase in wholesale/correspondent originations has allowed us to grow our overall originations and market share.

Mortgage Fees

Retail closings and fee-based closings are key drivers of Mortgage fees. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees and fees on cancelled loans and appraisal and other income generated by our appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from our private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of mortgage loans are recognized as earned.

2011 Compared With 2010: Mortgage fees increased by $4 million (1%) compared to 2010 primarily due to a 6% increase in retail closings, which was partially offset by a decrease in fee income generated by our appraisal services business.

2010 Compared With 2009: Mortgage fees increased by $16 million (6%) primarily due to the 5% increase in retail closings during 2010 compared to 2009.

Gain on Mortgage Loans, Net

IRLCs expected to close are the primary driver of Gain on mortgage loans, net. Gain on mortgage loans, net includes realized and unrealized gains and losses on our mortgage loans, as well as the changes in fair value of our interest rate locks and loan-related derivatives. The fair value of our IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) the estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our interest rate lock commitments and mortgage loans approximates a whole-loan price, which includes the value of the related mortgage servicing rights. Mortgage servicing rights are recognized and capitalized at the date the loans are sold and subsequent changes in the fair value are recorded in Change in fair value of mortgage servicing rights in the Mortgage Servicing segment.

The components of Gain on mortgage loans, net were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Gain on loans	$ 482	$ 624	$ 552
Change in fair value of Scratch and Dent and certain non-conforming mortgage loans	(11)	(19)	(20)
Economic hedge results	96	30	78
Total change in fair value of mortgage loans and related derivatives	85	11	58
Total	$ 567	$ 635	$ 610

Gain on loans is primarily driven by the volume of IRLCs expected to close, total loan margins and the mix of wholesale/correspondent closing volume. Margins generally widen when mortgage interest rates decline and tighten when mortgage interest rates increase, as loan originators balance origination volume with operational capacity. For wholesale/correspondent closings and certain retail closings from our private label clients, the cost to acquire the loan reduces the gain from selling the loan into the secondary market.

Change in fair value of Scratch and Dent and certain non-conforming mortgage loans is primarily driven by additions, sales and changes in value of Scratch and Dent loans, which represent loans with origination flaws or performance issues.

Economic hedge results represent the change in value of mortgage loans, interest rate lock commitments and related derivatives, including the impact of changes in actual pullthrough as compared to our initial assumptions.

2011 Compared With 2010: Gain on loans decreased by $142 million (23%) compared to 2010 primarily due to a 12% decrease in IRLCs expected to close and lower total margins. The decrease in total margins was primarily attributable to the lower value of initial capitalized mortgage servicing rates, which resulted from reductions in mortgage interest rates, coupled with slightly lower initial pricing margins compared to 2010.

The $8 million favorable change in fair value of Scratch and Dent and certain non-conforming loans compared to 2010 was primarily due to the sale of Scratch and Dent loans at a gain during 2011, coupled with an increase in the estimated fair value of the remaining population of Scratch and Dent loans.

The $66 million increase in economic hedge results compared to 2010 was primarily driven by lower volatility in mortgage interest rates partially offset by a lower impact from actual pullthrough of mortgage loans, as compared to assumptions. Interest rates were relatively stable during 2011 compared to 2010 as the significant volatility in interest rates during 2010 led to higher hedge costs and less favorable economic hedge results.

2010 Compared With 2009: The $72 million increase in gain on loans during 2010 compared to 2009 was primarily due to a 46% increase in interest rate lock commitments expected to close that was partially offset by lower total margins and the higher mix of wholesale/correspondent volume. Although loan pricing margins were slightly higher in 2010 than in 2009, the decrease in total margins during 2010 was primarily attributable to the lower value of initial capitalized mortgage servicing rights resulting from continuing reductions in interest rates and relatively lower servicing values in 2010 compared to 2009.

The $48 million unfavorable variance from the change in economic hedge results was primarily attributable to increased interest rate volatility and higher costs of hedging the larger volume of outstanding IRLCs in 2010 compared to 2009.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on mortgage loans, interest expense allocated on debt used to fund mortgage loans and an allocation of interest expense for working capital. Mortgage net finance expense is primarily driven by the average balance of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. A significant portion of our loan originations are funded with variable-rate short-term debt.

2011 Compared With 2010: Mortgage net finance expense increased $8 million (50%) compared to 2010 and was comprised of a $12 million (11%) increase in Mortgage interest expense partially offset by a $4 million (4%) increase in Mortgage interest income. The increase in Mortgage interest expense was primarily attributable to a higher average volume of loans held for sale that was partially offset by lower average interest rates compared to 2010. Mortgage interest expense was also negatively impacted by higher allocated financing costs related to an increase in the cost of funds rate of outstanding unsecured borrowings. The increase in mortgage interest income was primarily due to a higher average volume of loans held for sale that was partially offset by lower average note rates on loans resulting from lower mortgage interest rates for conforming first mortgage loans compared to 2010.

2010 Compared With 2009: Mortgage net finance expense increased $5 million (45%) during 2010 compared to 2009 due to a $23 million (26%) increase in Mortgage interest expense partially offset by an $18 million (23%) increase in Mortgage interest income. The increase in Mortgage interest expense was primarily attributable to the higher average volume of loans closed to be sold. The increase in Mortgage interest income was primarily due to the higher average volume of loans held for sale due to the increase in loans closed to be sold partially offset by a lower average note rate on loans held for sale resulting from a decline in mortgage interest rates for conforming first mortgage loans. Additionally, Mortgage net finance expense was favorably impacted by $14 million in 2010 compared to 2009 as a result of the reallocation of capital between businesses.

Other Income

2011 Compared With 2010: Other income increased $75 million compared to 2010 which was primarily attributable to a $68 million gain on the 50.1% sale of the equity interests in our appraisal services business (STARS) discussed above under "—Results of Operations—Consolidated Results" and $3 million in earnings from our continued equity interest in the appraisal services business subsequent to the sale.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment consist of salaries, payroll taxes, benefits and incentives paid to employees in our mortgage production operations and commissions paid to employees involved in the loan origination process.

The components of Salaries and related expenses were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Salaries, benefits and incentives	$ 207	$ 215	$ 210
Commissions	98	109	106
Contract labor and overtime	36	45	20
Total	$ 341	$ 369	$ 336

Salaries, benefits and incentives are primarily driven by the average number of permanent employees. In 2011, we combined general and administrative functions, as discussed under "—Results of Operations—Segment Results" above, which favorably impacted salaries, benefits and incentives compared to 2010. Commissions are primarily driven by the volume of retail closings. Contract labor and overtime are primarily driven by origination volumes and consists of overtime paid to permanent employees and amounts paid to temporary and contract personnel. We continue to balance the number of full-time employees and the use of temporary and contract personnel with anticipated loan origination volumes.

2011 Compared With 2010: Salaries, benefits and incentives decreased by $8 million compared to 2010 primarily from the combination of general and administrative functions which is allocated to Other expenses in 2011 partially offset by an increase related to a higher average number of permanent employees in the mortgage production operations. The $11 million decrease in commissions was primarily due to a decline in closings from our real estate channel which have higher commission rates than private label closings. Despite a 6% increase in total closing volumes, contract labor and overtime decreased by $9 million and was driven by lower application volumes related to lower overall industry volumes and our efforts to improve operational efficiencies in our mortgage production operations. In response to a decline in mortgage interest rates during the latter half of 2010, our costs associated with contract labor and overtime increased during 2010 to accommodate higher application volumes as many borrowers took advantage of the low interest rate environment which resulted in an increase in refinance activity and IRLCs during that period, which ultimately closed in 2011.

2010 Compared With 2009: Salaries and related expenses increased by $33 million (10%) during 2010 compared to 2009, due to a $5 million increase in salaries, benefits and incentives, a $25 million increase in contract labor and overtime and a $3 million increase in commissions expense due to higher retail closings. The increase in salaries, benefits and incentives was primarily due to an increase in salaries and other benefit costs resulting from an increase in permanent employees during 2010 compared to 2009. The increase in contract labor and overtime was primarily attributable to higher loan origination volumes compared to 2009.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment consist of production-related direct expenses, allocations for corporate overhead and other production related expenses.

The components of Other operating expenses were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Production-related direct expenses	$ 103	$ 105	$ 93
Corporate overhead allocation	71	14	14
Other expenses	77	83	65
Total	$ 251	$ 202	$ 172

Production-related direct expenses represent variable costs directly related to the volume of loan originations and consist of appraisal, underwriting and other direct loan origination expenses. These expenses are incurred during the loan origination process and are primarily driven by applications. Corporate overhead allocation consists of segment allocations of general and administrative costs. In 2011, certain additional general and administrative functions were combined as discussed under "—Results of Operations—Segment Results" above. Other expenses consist of other production-related expenses that include, but are not limited to professional fees, information technology costs, outsourcing fees and customer service expenses.

2011 Compared With 2010: Production-related direct expenses decreased slightly compared to 2010 despite a 6% increase retail closings. Corporate overhead allocation was unfavorably impacted by $57 million from the combination of general and administrative functions coupled with further investments in our information technology platform and enterprise risk management process. The $6 million decrease in other expenses primarily resulted from $10 million of direct expenses incurred during 2010 associated with executing our transformation plan and a $7 million reduction in information technology expenses resulting from the combination of general and administrative functions discussed above that were partially offset by an increase in expenses associated with legal and regulatory compliance activities, customer service and other expenses resulting from the high level of refinance activity and IRLCs experienced during the latter half of 2010, which ultimately closed in 2011.

2010 Compared With 2009: Other operating expenses increased by $30 million (17%) during 2010 compared to 2009 primarily due to an increase in production-related direct expenses from an increase in total closings and retail originations coupled with an increase in other expenses primarily related to a $12 million increase in costs associated with executing our transformation plan.

Mortgage Servicing Segment

The following tables present a summary of our financial results and key related drivers for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,		
	2011	2010	2009
		($ In millions)	
Ending total loan servicing portfolio	$ 182,387	$ 166,075	$ 151,481
Number of loans serviced	1,063,884	1,005,950	954,063
Ending capitalized loan servicing portfolio	$ 147,088	$ 134,753	$ 127,700
Capitalized servicing rate	0.82 %	1.07 %	1.11 %
Capitalized servicing multiple	2.7	3.5	3.6
Weighted-average servicing fee (in basis points)	31	30	31

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Average total loan servicing portfolio	$ 174,332	$ 156,825	$ 149,628
Average capitalized loan servicing portfolio	142,128	130,462	127,108
Payoffs and principal curtailments of capitalized portfolio	25,168	25,887	29,117

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Mortgage interest income	$ 15	$ 15	$ 12
Mortgage interest expense	(76)	(69)	(61)
Mortgage net finance expense	(61)	(54)	(49)
Loan servicing income	456	415	431
Change in fair value of mortgage servicing rights	(733)	(427)	(280)
Net derivative loss related to mortgage servicing rights	(3)	—	—
Valuation adjustments related to mortgage servicing rights, net	(736)	(427)	(280)
Net loan servicing (loss) income	(280)	(12)	151
Other (expense) income	(2)	3	(20)
Net revenues	(343)	(63)	82
Salaries and related expenses	33	37	39
Occupancy and other office expenses	10	9	9
Other depreciation and amortization	1	1	1
Other operating expenses	170	131	118
Total expenses	214	178	167
Segment loss	$ (557)	$ (241)	$ (85)

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Servicing segment consists of interest income from escrow balances, income from investment balances (including investments held in reinsurance trusts) and interest expense allocated on debt used to fund our Mortgage servicing rights ("MSRs"), which is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings.

2011 Compared With 2010: Mortgage net finance expense increased by $7 million (13%) compared to 2010 primarily due to an increase in the interest expense allocated to fund our MSRs resulting from a higher average MSR balance. The low interest rate environment has continued to significantly reduce the earnings opportunity related to our escrow balances as the ending one-month LIBOR rate at December 31, 2011 was 30 basis points.

2010 Compared With 2009: Mortgage net finance expense increased by $5 million (10%) during 2010 compared to 2009 due to an $8 million (13%) increase in Mortgage interest expense partially offset by a $3 million (25%) increase in Mortgage interest income. During 2010, Mortgage interest expense and Mortgage interest income both increased by $6 million compared to 2009 due to the consolidation of a mortgage loan securitization trust resulting from the adoption of accounting standards updates to ASC 810, "Consolidation", whereby we consolidated securitized mortgage loans and the related debt certificates. Mortgage interest income has continued to be reduced by lower short-term interest rates as escrow balances earn income based on one-month LIBOR. The ending one-month LIBOR rate at December 31, 2010 was 26 basis points, which has continued to significantly reduce the earnings opportunity related to our escrow balances.

Loan Servicing Income

The components of Loan servicing income were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Net service fee revenue	$ 440	$ 401	$ 422
Late fees and other ancillary servicing revenue	61	66	58
Curtailment interest paid to investors	(29)	(33)	(44)
Net reinsurance loss	(16)	(19)	(5)
Total	$ 456	$ 415	$ 431

The primary drivers for Loan servicing income are the average capitalized loan servicing portfolio and average servicing fee. Net service fee revenue is driven by recurring servicing fees that are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net service fee revenue also includes subservicing fees where we receive a nominal stated amount per loan which is less than our average servicing fee related to the capitalized portfolio. Curtailment interest paid to investors represents uncollected interest from the borrower that is required to be passed onto investors and is primarily driven by the number of loan payoffs.

Net reinsurance loss represents premiums earned on reinsurance contracts, net of ceding commission and provisions for reinsurance reserves.

2011 Compared With 2010: The $39 million increase in net service fee revenue was primarily due to a 9% increase in the average capitalized loan servicing portfolio compared to 2010 coupled with a slight increase in the weighted average servicing fee. The $5 million decrease in late fees and other ancillary servicing revenue was due to a decrease in other ancillary revenue generated by our appraisal services business, the sale of which is discussed above under "—Results of Operations—Consolidated Results". Curtailment interest paid to investors decreased by $4 million compared to 2010 due to a 3% decrease in loan payoffs in our total loan servicing portfolio during 2011 compared to 2010. The $3 million decrease in net reinsurance loss was primarily attributable to a $7 million decrease in the provision for reinsurance reserves resulting from lower delinquencies associated with reinsured loans which was partially offset by a $4 million decrease in premiums earned related to outstanding reinsurance agreements which have continued in runoff status.

2010 Compared With 2009: The $21 million decrease in net service fee revenue was primarily due to the sale of excess servicing associated with a portion of our MSRs executed during the fourth quarter of 2009 and a slight decrease in the weighted average servicing fee that were partially offset by a 5% increase in the average loan servicing portfolio. The increase in late fees and other ancillary servicing revenue was due to $5 million in servicer incentives earned under federal government modification programs, a $4 million increase in tax service fees attributable to a 30% increase in total closings and a $2 million increase in late fees related to timing of payments on delinquent mortgage loans. The $11 million decrease in curtailment interest paid to investors was primarily due to a 9% decrease in loans included in our loan servicing portfolio that paid off during 2010 compared to 2009. The $14 million increase in net reinsurance loss was primarily attributable to an $8 million increase in the provision for reinsurance-related reserves due to higher delinquencies associated with reinsured loans coupled with a $6 million decrease in premiums earned related to outstanding reinsurance agreements which were placed into runoff during 2009.

Valuation Adjustments Related to Mortgage Servicing Rights

Valuation adjustments related to mortgage servicing rights include Change in fair value of mortgage servicing rights and Net derivative loss related to mortgage servicing rights. The components of Valuation adjustments related to mortgage servicing rights are discussed separately below.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the valuation.

The components of Changes in fair value of mortgage servicing rights were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Actual prepayments of the underlying mortgage loans	$ (164)	$ (184)	$ (244)
Actual receipts of recurring cash flows	(48)	(41)	(56)
Credit-related fair value adjustments	(11)	(36)	(91)
Market-related fair value adjustments	(510)	(166)	111
Total	$ (733)	$ (427)	$ (280)

The change in fair value of MSRs due to actual prepayments is driven by two factors: (i) the number of loans that prepaid during the period and (ii) the current value of the mortgage servicing right asset at the time of prepayment. Credit-related adjustments represent the change in fair value of MSRs primarily due to changes in projected portfolio delinquencies and foreclosures. Market-related adjustments represent the change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

2011 Compared With 2010: The $20 million decrease in actual prepayments of the underlying mortgage loans compared to 2010 was primarily due to a 7% decrease in loan payoffs in the capitalized loan servicing portfolio and a 4 basis point decrease in the average MSR value of prepayments.

Credit-related fair value adjustments decreased the value of our MSRs by $11 million during 2011 compared to $36 million during 2010. The favorable credit-related fair value adjustments compared to 2010 were primarily due to an improvement in total delinquencies, foreclosures and real estate owned coupled with a decrease in projected delinquencies and foreclosures. The $36 million unfavorable credit-related adjustment during 2010 was primarily due to elevated projected delinquencies and foreclosures in the capitalized portfolio.

Market-related fair value adjustments decreased the value of our MSRs by $510 million during 2011 compared to $166 million during 2010. The $510 million decrease during 2011 was primarily attributable to a decrease in mortgage interest rates, coupled with a $40 million unfavorable change resulting from an increase in projected costs associated with servicing delinquent and foreclosed loans as well as a $20 million unfavorable change resulting from an increase in projected prepayments associated with the implementation of the revised Home Affordability Refinance Program. During 2011, the primary mortgage rate used to value our MSR declined by 93 bps, which resulted in an increase in expected prepayments from increased refinance activity. The $166 million decrease during 2010 was primarily due to a decrease in mortgage interest rates which led to higher expected prepayments. During 2010, the primary mortgage rate used to value our MSR declined by 41 bps.

2010 Compared With 2009: The $60 million decrease in actual prepayments of the underlying loans compared to 2009 was attributable to a 12% decrease in loan payoffs. Additionally, the average MSR value of prepayments was 14 basis points lower for 2010 compared to 2009.

Credit-related fair value adjustments reduced the value of our MSRs by $36 million during 2010 as portfolio delinquencies and foreclosures have begun to stabilize, but remained elevated. The $91 million decline during 2009 was primarily due to the continued deteriorating economic conditions in the broader U.S. economy which resulted in an increase in total delinquencies attributable to the capitalized servicing portfolio.

The $166 million unfavorable change during 2010 due to market-related fair value adjustments was primarily due to a decrease in mortgage interest rates which led to higher expected prepayments. The $111 million favorable change during 2009 was primarily due to an increase in mortgage interest rates leading to lower expected prepayments.

Net Derivative Loss Related to Mortgage Servicing Rights: From time-to-time, we may use a combination of derivative instruments to protect against potential adverse changes in the fair value of our MSRs resulting from a decline in interest rates. The change in fair value of derivatives is intended to react in the opposite direction of the market-related change in the fair value of MSRs, and generally increase in value as interest rates decline and decrease in value as interest rates rise. The amount and composition of derivatives used depends on the exposure to loss of value on our MSRs, the expected cost of the derivatives, our expected liquidity needs and the increased earnings generated by origination of new loans resulting from the decline in interest rates. During the third quarter of 2011, we made the decision to hedge a small portion of our risk related to MSRs.

The value of derivatives related to our MSRs decreased by $3 million during 2011. There were no open derivatives related to MSRs for 2010 and 2009.

Refer to "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for an analysis of the impact of 25 bps, 50 bps and 100 bps changes in interest rates on the valuation of our MSRs and related derivatives as of December 31, 2011.

Other (Expense) Income

Other (expense) income allocable to the Mortgage Servicing segment primarily consists of the change in the net fair value of a mortgage securitization trust where we hold a residual interest. These residual interests were sold during the first quarter of 2012. For further information see Note 23, "Subsequent Events" in the accompanying Notes to Consolidated Financial Statements.

2011 Compared With 2010: The $5 million unfavorable change compared to 2010 was primarily due to an increase in projected credit losses of the underlying securitized mortgage loans.

2010 Compared With 2009: Other (expense) income changed favorably by $23 million compared to 2009 due to changes in the fair value of Investment securities during 2009, which were primarily attributable to significant increases in the delinquency of the underlying mortgage loans and an acceleration of our assumption of projected losses, which caused a decline in the expected cash flows from the underlying securities.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Servicing segment consist of salaries, payroll taxes, benefits and incentives paid to employees in our servicing operations. In 2011, we combined general administrative functions, as discussed under "—Results of Operations—Segment Results" above, which favorably impacted Salaries and related expenses compared to 2010.

2011 Compared With 2010: The $4 million (11%) decrease in salaries and related expenses compared to 2010 was primarily attributable to the combination of general and administrative functions, which is allocated to Other operating expenses in 2011.

Other Operating Expenses

The following table presents a summary of Other operating expenses:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Foreclosure-related charges	$ 80	$ 72	$ 70
Corporate overhead allocation	15	3	3
Other expenses	75	56	45
Total	$ 170	$ 131	$ 118

Foreclosure-related charges are driven by the volume of repurchase and indemnification requests as well as expected loss severities which are impacted by various economic factors including delinquency rates and home price values. Corporate overhead allocation relates to segment allocations of general and administrative costs. In 2011, certain additional general and administrative functions were combined as discussed under "—Results of Operations—Segment Results" above. Other expenses include operating expenses of the Mortgage Servicing segment, including costs directly associated with servicing loans in foreclosure and real estate owned, professional fees and outsourcing fees.

2011 Compared With 2010: The continuing high levels of repurchase requests, primarily from the agencies, and loss severities contributed to $80 million in foreclosure-related charges during 2011. The pipeline of unresolved repurchase requests was 35% larger at the end of 2011 compared to 2010. The $72 million in foreclosure-related charges during 2010 was primarily due to the timing of repurchases, indemnifications and make-whole payments on defaulted loans. Corporate overhead allocation was unfavorably impacted by $12 million from the combination of general and administrative functions and further investments in our information technology platform and enterprise risk management process. The $19 million increase in other expenses was primarily attributable to a $12 million increase in expenses associated with servicing delinquent and foreclosed loans and real estate owned, including provisions for compensatory fees and litigation costs related to foreclosure processing.

2010 Compared With 2009: Foreclosure-related charges changed unfavorable by $2 million primarily due to the persistence of loan repurchases and indemnifications and the related impact on loss provisions. Other expenses increased by $11 million (24%) during 2010 compared to 2009 primarily related to a $5 million increase in direct expenses associated with a sustained elevation of delinquencies and foreclosures in our mortgage servicing portfolio and a $4 million increase in costs associated with executing our transformation plan.

Fleet Management Services Segment

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31,		
	2011	2010	2009
	(In thousands of units)		
Leased vehicles	274	290	314
Maintenance service cards	324	287	275
Fuel cards	295	276	282
Accident management vehicles	298	290	305

	Year Ended December 31,		
	2011	2010	2009
	(In millions)		
Fleet management fees	$ 173	$ 157	$ 150
Fleet lease income	1,400	1,370	1,441
Other income	73	66	58
Net revenues	1,646	1,593	1,649
Salaries and related expenses	62	75	86
Occupancy and other office expenses	15	17	18
Depreciation on operating leases	1,223	1,224	1,267
Fleet interest expense	82	94	95
Other depreciation and amortization	11	11	11
Other operating expenses	178	109	118
Total expenses	1,571	1,530	1,595
Segment profit	$ 75	$ 63	$ 54

Fleet Management Fees

The drivers of Fleet management fees are leased vehicles and service unit counts as well as the usage of fee-based services. Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. During the second half of 2010, we added transportation safety training services through the acquisition of the assets of a former supplier which has positively impacted Fleet management fees during 2011 and 2010.

2011 Compared With 2010: Fleet management fees increased by $16 million (10%) compared to 2010 primarily due to a full-year realization of operating results from the additional driver safety training service fees coupled with higher usage of fee-based and asset-based fleet management services, and an increase in service unit volume.

2010 Compared With 2009: Fleet management fees increased by $7 million (5%) during 2010 compared to 2009 primarily due to the higher usage of fee-based fleet management services, partially offset by lower average leased vehicles and service unit counts. Fleet management fees were also positively impacted in 2010 by the addition of driver safety training service fees.

Fleet Lease Income

The following table presents a summary of the components of Fleet lease income:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Leasing revenue	$ 1,344	$ 1,347	$ 1,397
Operating lease syndication revenue	56	23	44
Total	$ 1,400	$ 1,370	$ 1,441

Fleet lease income consists of leasing revenue related to operating and direct financing leases as well as the gross sales proceeds associated with our operating lease syndications. We originate certain leases with the intention of syndicating to banks and other financial institutions, which includes the sale of the underlying assets and assignment of any rights to the leases. Upon the transfer and assignment we record the proceeds from the sale within Fleet lease income and recognize the cost of goods sold within Other operating expenses for the undepreciated cost of the asset sold.

Leasing revenue related to operating leases consists of an interest component for the funding cost inherent in the lease as well as a depreciation component for the cost of the vehicles under lease. Leasing revenue related to direct financing leases consists of an interest component for the funding cost inherent in the lease.

2011 Compared With 2010: Fleet lease income increased by $30 million (2%) compared to 2010 primarily due to a $33 million increase in operating lease syndication revenue related to the amount of lease syndications coupled with an increase in leasing revenues attributable to a change in the mix of our net investment in leases to a greater amount of vehicles under operating leases from direct financing leases. These increases were partially offset by lower leasing revenue from a decrease in the average number of leased vehicles.

2010 Compared With 2009: Fleet lease income decreased by $71 million (5%) during 2010 compared to 2009 due to the 8% decrease in the average number of leased vehicles coupled with a decrease in operating lease syndication revenue resulting from a decrease in the amount of lease syndications during 2010 compared to 2009.

Other Income

Other income primarily consists of gross sales proceeds from our owned vehicle dealerships and the gain or loss from the sale of used vehicles. The cost of vehicles sold from our owned dealerships is included in cost of goods sold within Other operating expenses. During 2011 and 2010, we have seen a strong market for used vehicle sales which have positively impacted our segment profit during those periods; however this trend may not continue during 2012.

2011 Compared With 2010: Other income increased by $7 million (11%) compared to 2010 primarily due to gains on the sale of used vehicles and vehicle sales to retail customers at our dealerships.

2010 Compared With 2009: Other income increased by $8 million (14%) compared to 2009 primarily due to gains on the sale of used vehicles and vehicle sales to retail customers at our dealerships.

Salaries and Related Expenses

Salaries and related expenses allocable to the Fleet Management Services segment consist of salaries, payroll taxes, benefits and incentives paid to employees in our fleet services operations. In 2011, we combined general administrative functions, as discussed under "—Results of Operations—Segment Results" above, which favorably impacted Salaries and related expenses compared to 2010.

2011 Compared With 2010: Salaries and related expenses decreased by $13 million (17%) compared to 2010 primarily from the combination of general and administrative functions which is allocated to Other operating expenses in 2011 and lower overall incentive and benefit compensation.

2010 Compared With 2009: Salaries and related expenses decreased by $11 million (13%) during 2010 compared to 2009 primarily due to a $7 million decrease related to the reduction in the average number of employees and a $4 million decrease related to a reduction in incentive compensation.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our vehicles under operating leases included in Net investment in fleet leases.

2011 Compared With 2010: Depreciation on operating leases decreased by $1 million compared to 2010 primarily due to a 6% decrease in average leased vehicle units partially offset by the impact of higher depreciation associated with an increase in purchases of new vehicles under lease compared to 2010.

2010 Compared With 2009: Depreciation on operating leases during 2010 decreased by $43 million (3%) compared to 2009 primarily due to an 8% decrease in vehicles under operating leases, partially offset by the impact of higher depreciation associated with an increase in purchases of new vehicles under lease compared to 2009.

Fleet Interest Expense

Fleet interest expense is primarily driven by the average volume and cost of funds rate of outstanding borrowings and consists of interest expense associated with borrowings related to leased vehicles, changes in market values of interest rate cap agreements related to vehicle asset-backed debt and amortization of deferred financing fees.

2011 Compared With 2010: Fleet interest expense decreased by $12 million (13%) compared to 2010 primarily due to a favorable change in the cost of funds rates resulting from debt renewals and a decrease in the amortization of deferred financing fees. Fleet interest expense was also favorable by $3 million compared to 2010 related to changes in fair value of interest rate cap agreements associated with vehicle management asset-backed debt.

2010 Compared With 2009: Fleet interest expense decreased by $1 million compared to 2009 primarily due to a decrease in short-term interest rates related to borrowings associated with leased vehicles and lower average outstanding borrowings that were partially offset by an unfavorable change in the market value of interest rate cap agreements related to vehicle management asset-backed debt and an increase in the amortization of deferred financing fees during 2010 compared to 2009. The one-month LIBOR, which is used as a benchmark for short-term interest rates, was 6 basis points lower, on average, during 2010 compared to 2009.

Other Operating Expenses

The following table presents a summary of the components of Other operating expenses:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Cost of goods sold	$ 102	$ 67	$ 84
Corporate overhead allocation	44	10	10
Other expenses	32	32	24
Total	$ 178	$ 109	$ 118

Cost of goods sold represents the acquisition cost of vehicles at our dealerships and the carrying value of certain operating leases syndicated to banks and other financial institutions. The gross sales proceeds from our owned dealerships are included in Other income and the proceeds from syndications are recorded within Fleet lease income.

Corporate overhead allocation relates to segment allocations of general and administrative costs. In 2011, certain additional general and administrative functions were combined as discussed under "—Results of Operations—Segment Results" above.

2011 Compared With 2010: The $35 million increase in cost of goods sold compared to 2010 was primarily attributable to an increase in the amount of lease syndication volume coupled with an increase in vehicle sales at our dealerships. Corporate overhead allocation was unfavorably impacted by $34 million from the combination of general and administrative functions coupled with further investments in our information technology platform and enterprise risk management process. Other expenses remained constant compared to 2010 primarily due to expenses resulting from the addition of driver safety training services that was partially offset by costs incurred during 2010 associated with executing our transformation plan.

2010 Compared With 2009: The $17 million decrease in cost of goods sold compared to 2009 was primarily due to a decrease in lease syndication volume that was partially offset by an increase in cost of goods sold from our dealerships. The increase in other expenses was primarily attributable to an increase in corporate overhead costs associated with executing our transformation plan.

RISK MANAGEMENT

In the normal course of business we are exposed to various risks including, but not limited to, interest rate risk, consumer credit risk, commercial credit risk, counterparty credit risk, liquidity risk and foreign exchange risk. The Finance and Risk Management Committee of the Board of Directors provides oversight with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices. Our Chief Risk Officer, working with each of our businesses, oversees governance processes and monitoring of these risks including the establishment of risk strategy and documentation of risk policies and controls.

Risks unique to our Mortgage business are governed through various committees including, but not limited to: (i) interest rate risk, including development of hedge strategy and policies, monitoring hedge positions and counterparty risk; (ii) quality control, including audits related to the processing, underwriting and closing of loans, findings of any fraud-related reviews and reviews of post-closing functions, such as FHA insurance and monitoring of overall portfolio delinquency trends and recourse activity; and (iii) credit risk, including establishing credit policy, product development and changes to underwriting guidelines.

Risks unique to our Fleet business are governed through a committee that is responsible for approving risk management policies and procedures that include, but are not limited to the following: (i) credit and counterparty risks; (ii) credit losses and reserves; (iii) collections and accounts receivable; (iv) residual risk on closed-end units; (v) legal, compliance, and commercial litigation issues; and (vi) and operational, supply chain and price risks.

Liquidity risk is managed on a consolidated level by a committee, which reviews our current position and projected liquidity needs over the next three to four months including any potential and/or pending events that could impact liquidity positively or negatively as well as assessing our longer-term liquidity needs.

See "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" and "Part I—Item 1A. Risk Factors—Risks Related to our Company—Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies."

Interest Rate Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights and our net investment in variable-rate lease assets are sensitive to changes in short-term interest rates such as LIBOR. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage warehouse asset-backed debt, vehicle management asset-backed debt and our unsecured revolving credit facility. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Our Mortgage business is subject to variability in results of operations in both the Mortgage Production and Mortgage Servicing segments due to fluctuations in interest rates. In a declining interest rate environment, we would expect our Mortgage Production segment's results of operations to be positively impacted by higher loan origination volumes and loan margins. On the contrary, we would expect the results of operations of our Mortgage Servicing segment to decline due to higher actual and projected loan prepayments related to our capitalized loan servicing portfolio. In a rising interest rate environment, we would expect a negative impact on the results of operations of our Mortgage Production segment and our Mortgage Servicing segment's results of operations to be positively impacted. The interaction between the results of operations of our Mortgage Production and Mortgage Servicing segments is a core component of our overall interest rate risk strategy.

Our Fleet Management Services business is subject to variability in results of operations due to fluctuations in interest rates due to changes in variable-rate leases that may be funded by fixed-rate or variable rate debt.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies." and "Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows." in this Form 10-K for more information.

Mortgage Loans and Interest Rate Lock Commitments

Interest rate lock commitments represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. Our Mortgage loans held for sale, which are held in inventory awaiting sale into the secondary market, and our Interest rate lock commitments are subject to changes in mortgage interest rates from the date of the commitment through the sale of the loan into the secondary market. As such, we are exposed to interest rate risk and related price risk during the period from the date of the lock commitment through (i) the lock commitment cancellation or expiration date; or (ii) through the date of sale into the secondary mortgage market. Loan commitments generally range between 30 and 90 days; and our holding period of the mortgage loan from funding to sale is typically within 30 days.

A combination of options and forward delivery commitments on mortgage-backed securities or whole loans are used to hedge our commitments to fund mortgages and loans held for sale. These forward delivery commitments fix the forward sales price that will be realized in the secondary market and thereby reduce the interest rate and price risk to us. Our expectation of how many of our interest rate lock commitments will ultimately close is a key factor in determining the notional amount of derivatives used in hedging the position.

Mortgage Servicing Rights

Our mortgage servicing rights ("MSRs") are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. Since our Mortgage Production segment's results of operations are positively impacted when interest rates decline, our Mortgage Production segment's results of operations may fully or partially offset the change in fair value of MSRs either negating or minimizing the need to hedge the change in fair value of our MSRs with derivatives.

We consider the estimated benefit of new originations on our Mortgage Production segment's results of operations to determine the net economic value change from a decline in interest rates, and we continuously evaluate our ability to replenish lost MSR value and cash flow due to increased prepayments. During the year ended December 31, 2011, we replenished approximately 189% of the unpaid principal balance of loans in our servicing portfolio that paid off during the year. Loan payoffs in our capitalized servicing portfolio were $19.8 billion, as compared to additions of $37.5 billion.

This risk management approach requires management to make assumptions with regards to future replenishment rates, loan margins, the value of additions to MSRs and loan origination costs. Many factors can impact these estimates, including loan pricing margins, the availability of liquidity to fund additions to our capitalized MSRs and the ability to adjust staffing levels to meet changing consumer demand.

During the year ended December 31, 2011, we entered into derivative contracts to hedge a portion of the interest rate associated with our MSRs. Although the notional amount of these derivatives was less than 1% of unpaid principal balance of the MSRs, we entered into these derivative contracts to ensure there would be an adequate cushion above the leverage and net worth covenants of our debt facilities to fund the increase in origination volume if rates moved down further, given the leverage covenant of debt-to-tangible net worth of 6.5 to 1. As rates decline, the increase in mortgage asset-backed debt, coupled with the decline in value of MSRs resulting from lower mortgage rates, could have the effect of increasing indebtedness to tangible net worth ratio in the short term.

Refer to "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for an analysis of the impact of 25 bps, 50 bps and 100 bps changes in interest rates on the valuation of assets and liabilities sensitive to interest rates.

Indebtedness

The debt used to finance much of our operations is exposed to interest rate fluctuations. We may use certain hedging strategies and derivative instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies may include swaps and interest rate caps. To more closely match the characteristics of the related assets, including the net investment in variable-rate lease assets, either variable-rate debt or fixed-rate debt is issued, which may be swapped to variable LIBOR-based rates. From time to time, derivatives that convert variable cash flows to fixed cash flows are used to manage the risk associated with variable-rate debt and net investment in variable-rate lease assets. Such derivatives may include freestanding derivatives and derivatives designated as cash flow hedges.

Consumer Credit Risk

Our exposures to consumer credit risk include:

- Loan repurchase and indemnification obligations from breaches of representation and warranty provisions of our loan sales or servicing agreements, which result in indemnification payments or exposure to loan defaults and foreclosures;
- Mortgage reinsurance losses; and
- A decline in the fair value of mortgage servicing rights as a result of increases in involuntary prepayments from increasing portfolio delinquencies.

We are not subject to the majority of the credit-related risks inherent in maintaining a mortgage loan portfolio because loans are not held for investment purposes. Nearly all mortgage loans originated are sold in the secondary mortgage market within 30 days of origination. Conforming loan sales are primarily in the form of mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.

For our loan servicing portfolio, we utilize several risk mitigation strategies in an effort to minimize losses from delinquencies, foreclosures and real estate owned including: collections, loan modifications, and foreclosure and property disposition. Since the majority of the risk resides with the investor and not with us, these techniques may vary based on individual investor and insurer requirements.

To minimize losses from loan repurchases and indemnifications, we closely monitor investor and agency eligibility requirements for loan sales. To monitor our production for such issues, our quality review teams perform audits related to the processing, underwriting and closing of mortgage loans prior to, or shortly after, the sale of loans to identify any potential repurchase exposures due to breach of representations and warranties. Subsequently, when an investor requests that we repurchase a loan that we originated, a comprehensive review is performed prior to authorizing the repurchase of the loan.

Loan performance is an indicator of the inherent risk associated with our origination and servicing activities. The following tables summarize certain information regarding the total loan servicing portfolio, which includes loans associated with capitalized Mortgage servicing rights as well as loans subserviced for others:

	As of December 31,	
	2011	2010
Portfolio Delinquency:[(1)]		
30 days	1.83 %	2.01 %
60 days	0.51 %	0.60 %
90 days or more	0.95 %	1.27 %
Total	3.29 %	3.88 %
Foreclosure/real estate owned[(2)]	1.85 %	2.37 %

(1) Represents the total loan servicing portfolio delinquencies as a percentage of the total unpaid principal balance of the portfolio.

(2) As of December 31, 2011 and 2010 there were loans in foreclosure with unpaid principal balances of \$2.8 billion and \$3.3 billion, respectively.

	As of December 31,	
	2011	2010
Major Geographical Concentrations:		
California	15.5 %	14.4 %
Florida	6.4 %	6.8 %
New York	6.3 %	6.3 %
New Jersey	5.9 %	6.2 %
Other	65.9 %	66.3 %

The following table summarizes the percentage of loans that are greater than 90 days delinquent, in foreclosure and real estate owned based on the unpaid principal balance for significant geographical concentrations:

	As of December 31, 2011
Florida	15.4 %
California	10.9 %
New Jersey	10.3 %
New York	7.3 %
Illinois	5.6 %

Loan Repurchases and Indemnifications

Representations and warranties are provided to purchasers and insurers on a significant portion of loans sold and are assumed on purchased mortgage servicing rights. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and we may bear any loss on the mortgage loan. If there is no breach of a representation and warranty provision, there is no obligation to repurchase the loan or indemnify the investor against loss. In limited circumstances, the full risk of loss on loans sold is retained to the extent the liquidation of the underlying collateral is insufficient. In some instances where we have purchased loans from third parties, we may have the ability to recover the loss from the third party.

During the year ended December 31, 2011, we experienced increases in actual and projected repurchases and indemnifications associated with the representations and warranties that we provide to purchasers and insurers of our sold loans. These increases are expected to remain at elevated levels during 2012, and are primarily due to continued high levels of repurchase requests, delinquencies and lower home values. These trends are considered in the determination of our foreclosure-related reserves; however, changes in these trends and other economic factors as well as the level and composition of our mortgage production volumes will impact the balance of our foreclosure-related reserves.

Foreclosure-related reserves are maintained for the liabilities for probable losses related to repurchase and indemnification obligations and related to on-balance sheet loans in foreclosure and real estate owned.

Foreclosure-related reserves consist of the following:

	As of December 31,	
	2011	2010
	(In millions)	
Loan repurchase and indemnification liability	$ 95	$ 74
Allowance for probable foreclosure losses	19	22
Adjustment to value for real estate owned	13	15
Total	$ 127	$ 111

A summary of the activity in foreclosure-related reserves is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In millions)	
Balance, beginning of period	$ 111	$ 86
Realized foreclosure losses	(82)	(63)
Increase in reserves due to:		
Changes in assumptions	80	74
New loan sales	18	14
Balance, end of period	$ 127	$ 111

Loan Repurchase & Indemnification Liability

We subject the population of repurchase and indemnification requests received to a review and appeal process to establish the validity of the claim and corresponding obligation. The following table presents the unpaid principal balance of our unresolved requests by status:

	As of December 31, 2011			As of December 31, 2010		
	Investor Requests	Insurer Requests	Total	Investor Requests	Insurer Requests	Total
	(In millions)					
Agency Invested:						
Claim pending [(1)]	$ 33	$ 1	$ 34	$ 9	$ 1	$ 10
Appealed [(2)]	24	10	34	34	22	56
Open to review [(3)]	101	14	115	50	9	59
Agency requests	158	25	183	93	32	125
Private Invested:						
Claim pending [(1)]	3	—	3	1	2	3
Appealed [(2)]	17	3	20	15	7	22
Open to review [(3)]	12	4	16	13	2	15
Private requests	32	7	39	29	11	40
Total	$ 190	$ 32	$ 222	$ 122	$ 43	$ 165

(1) Claim pending status represents loans that have completed the review process where we have agreed with the representation and warranty breach and are pending final execution.

(2) Appealed status represents loans that have completed the review process where we have disagreed with the representation and warranty breach and are pending response from the claimant. Based on claims received and appealed during the year ended December 31, 2011 that have been resolved, we were successful in refuting over 90% of claims appealed.

(3) Open to review status represents loans where we have not completed our review process. We appealed approximately 70% of claims received and reviewed during the year ended December 31, 2011.

Approximately 70% and 74% of the unpaid principal balance of our unresolved repurchase requests relates to loans originated between 2005-2008 as of December 31, 2011 and 2010, respectively.

Mortgage Loans in Foreclosure & Real Estate Owned

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by us on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances. As of December 31, 2011, mortgage loans in foreclosure were $93 million, net of an allowance for probable losses of $19 million, and were included in Other assets in the accompanying Consolidated Balance Sheets.

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell. As of December 31, 2011, real estate owned were $38 million, net of a $13 million adjustment to record these amounts at their estimated net realizable value, and were included in Other assets in the accompanying Consolidated Balance Sheets.

See Note 13, "Credit Risk", in the accompanying Notes to Consolidated Financial Statements for additional information regarding our foreclosure-related reserves.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—Losses incurred in connection with actual or projected loan repurchase and indemnification claims may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments could have a material adverse effect on our business, financial position, results of operation or cash flows."

Mortgage Reinsurance

We have exposure to consumer credit risk through losses from two contracts with primary mortgage insurance companies, that are inactive and in runoff. Our exposure to losses through these reinsurance contracts is based on mortgage loans pooled by year of origination. As of December 31, 2011, the contractual reinsurance period for each pool was 10 years and the weighted-average remaining reinsurance period was 4 years. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. We indemnify the primary mortgage insurers for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, we are contractually entitled to a portion of the insurance premium from the primary mortgage insurers.

We are required to hold securities in trust related to this potential obligation, which were $226 million as of December 31, 2011 and were included in Restricted cash, cash equivalents and investments in the accompanying Consolidated Balance Sheets. As of December 31, 2011, a liability of $84 million was included in Other liabilities in the accompanying Consolidated Balance Sheets for incurred and incurred but not reported losses associated with our mortgage reinsurance activities, which was determined on an undiscounted basis. During 2011, we recorded an expense associated with the liability for estimated losses of $36 million within Loan servicing income in the accompanying Consolidated Statements of Operations.

A summary of the activity in reinsurance-related reserves is as follows:

	Year Ended December 31,	
	2011	**2010**
	(In millions)	
Balance, beginning of period	$ 113	$ 108
Realized reinsurance losses	(65)	(38)
Increase in liability for reinsurance losses[1]	36	43
Balance, end of period	$ 84	$ 113

(1) The increase in reinsurance reserves is recorded as an expense within Loan servicing income in the accompanying Consolidated Statements of Operations.

The following table summarizes certain information regarding mortgage loans that are subject to reinsurance by year of origination as of December 31, 2011:

	Unpaid Principal Balance (UPB)	Maximum Potential Exposure to Reinsurance Loss	Average Credit Score[3]	Delinquencies[1][3]	Foreclosures/ Real estate owned/ Bankruptcies[2][3]
	($ In millions)				
Year of Origination:					
2003 and prior	$ 1,085	$ 218	691	6.44%	6.00%
2004	788	95	691	5.38%	7.63%
2005	779	30	693	6.40%	10.38%
2006	515	5	692	6.92%	14.01%
2007	1,061	18	700	5.76%	12.31%
2008	1,788	57	724	3.66%	4.71%
2009	380	7	758	0.38%	0.05%
Total	$ 6,396	$ 430	706	5.19%	7.78%

(1) Represents delinquent mortgage loans for which payments are 60 days or more outstanding as a percentage of the total unpaid principal balance.

(2) Calculated as a percentage of the total unpaid principal balance.

(3) Based on September 30, 2011 data.

The following table summarizes the geographical concentration and defaults for loans subject to reinsurance in states representing more than 5% of the total outstanding reinsurance as of September 30, 2011:

	Percent of Outstanding Reinsurance	Defaults[1]
Pennsylvania	8.0 %	12.7 %
Texas	7.4 %	6.9 %
Minnesota	7.2 %	9.9 %
New Jersey	5.9 %	21.1 %
Florida	5.9 %	23.3 %
Illinois	5.4 %	17.7 %
New York	5.1 %	15.4 %

(1) Represents delinquent mortgage loans for which payments are 60 days or more outstanding, foreclosure, real estate owned and bankruptcies as a percentage of the total unpaid principal balance.

We record a liability for mortgage reinsurance losses when losses are incurred. The projections used in the development of our liability for mortgage reinsurance assume we will incur losses related to reinsured mortgage loans originated from 2003 through 2009. While the maximum potential exposure to reinsurance losses as of December 31, 2011 was $430 million, our total expected losses to be incurred over the remaining term of the reinsurance agreements was $130 million, of which $53 million relates to loans originated from 2005 through 2007. We record incurred and incurred but not reported losses as of the balance sheet date, rather than the maximum potential future exposure to reinsurance losses. Expected future losses and expected future premiums are considered in determining whether or not an additional premium deficiency reserve is required. Expected future premium revenue to be earned over the remaining term of the reinsurance contracts is estimated to be $48 million. Based upon our estimates of expected future losses and expected future premiums, no premium deficiency reserve is required.

See Note 13, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements.

Commercial Credit Risk

We are exposed to commercial credit risk for our clients under the lease and service agreements of our Fleet Management Services segment. We manage such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow us to refuse any additional orders; however, the obligation remains for all leased vehicle units under contract at that time. The fleet management service agreements can generally be terminated upon 30 days written notice.

Vehicle leases are primarily classified as operating leases; however, as of December 31, 2011, direct financing leases comprised 2% of our Net investment in fleet leases and related receivables that were greater than 90 days delinquent were $15 million.

Historical credit losses for receivables related to vehicle leasing and fleet management services have not been significant and as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.09% in any of the last three fiscal years.

Counterparty & Concentration Risk

We are exposed to risk in the event of non-performance by counterparties to various agreements, derivative contracts, and sales transactions. In general, we manage such risk by evaluating the financial position and creditworthiness of counterparties, monitoring the amount for which we are at risk, requiring collateral, typically cash, in instances in which financing is provided and/or dispersing the risk among multiple counterparties.

As of December 31, 2011, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties with respect to our derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to our diverse client base. With the exception of the financing provided to customers of our mortgage business, we do not normally require collateral or other security to support credit sales.

The Mortgage Production segment has exposure to risk related to the volume of transactions with individual counterparties of our Mortgage Production segment. During the year ended December 31, 2011, approximately 22% and 21% of our mortgage loan originations were derived from our relationships with Realogy and its affiliates, and Merrill Lynch Home Loans, a division of Bank of America, National Association, respectively. The insolvency or inability for Realogy or Merrill Lynch to perform their obligations under their respective agreements with us could have a negative impact on our Mortgage Production segment.

The Mortgage Servicing segment has exposure to risk associated with the amount of our servicing portfolio for which we must maintain compliance with the requirements of the GSE servicing guides. As of December 31, 2011, 70% of our servicing portfolio relates to loans governed by these servicing guides.

For the year ended December 31, 2011, the Fleet Management Services segment had no significant client concentrations as no client represented more than 5% of the Net revenues of the business.

Liquidity Risk

Liquidity risk represents our ongoing ability to originate and finance mortgage loans, sell mortgage loans into secondary markets, purchase and fund vehicles under management, retain mortgage servicing rights and otherwise fund our working capital needs. We estimate how our liquidity needs may be impacted by a number of factors including fluctuations in asset and liability levels due to our business strategy, changes in our business operations, levels of interest rates and unanticipated events. We also assess market conditions and capacity for debt issuance in various markets we access to fund our business needs. Additionally, management has established internal processes to anticipate future cash needs and continuously monitor the availability under our existing debt arrangements. We address liquidity risk by maintaining committed borrowing capacity in excess of our expected needs and attempting to minimize the frequency of our market access by extending the tenor of our funding arrangements.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—Our senior unsecured long-term debt ratings are below investment grade (and were subject to a downgrade in December 2011) and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all." and "Part I—Item 1A.

Risk Factors—Risks Related to our Company— We are currently pursuing various alternatives to improve our liquidity in order to fulfill upcoming debt maturities. We cannot assure you that our efforts will be successful or that future ratings actions will not occur." for more information.

Foreign Exchange Risk

We also have exposure to foreign exchange risk through: (i) our investment in our Canadian operations; (ii) any U.S. dollar borrowing arrangements we may enter into to fund Canadian dollar denominated leases and operations; and (iii) any foreign exchange forward contracts that we may enter into. Currency swap agreements may be used to manage such risk.

LIQUIDITY AND CAPITAL RESOURCES

We manage our liquidity and capital structure to fund growth in assets, to fund business operations, and to meet contractual obligations, including maturities of our indebtedness. In developing our liquidity plan, we consider how our needs may be impacted by various factors including maximum liquidity needs during the period, fluctuations in assets and liability levels due to changes in business operations, levels of interest rates, and working capital needs. We also assess market conditions and capacity for debt issuance in various markets we access to fund our business needs. Our primary operating funding needs arise from the origination and financing of mortgage loans, the purchase and funding of vehicles under management and the retention of mortgage servicing rights. Sources of liquidity include: equity capital (including retained earnings); the unsecured debt markets; committed and uncommitted credit facilities; secured borrowings, including the asset-backed debt markets; cash flows from operations (including service fee and lease revenues); cash flows from assets under management; and proceeds from the sale or securitization of mortgage loans and lease assets.

We are continuing to monitor developments in regulations that may impact our businesses including the Dodd-Frank Act and ongoing GSE reforms that could have a material impact on our liquidity. See "—Item 1A. Risk Factors—Risks Related to our Company—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." and "We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows." for more information.

As of December 31, 2011, our near-term unsecured debt maturities included $250 million of Convertible notes due April 15, 2012 and $421 million of Term notes due March 1, 2013. Although we did not have any outstanding borrowings under the Amended Credit Facility as of December 31, 2011, commitments under the Amended Credit Facility expire on February 29, 2012. We intend to extend these commitments for an additional year on February 29, 2012 as we expect to meet all of the renewal conditions, including the payment of extension fees and the maintenance of minimum liquidity, among other provisions.

Although we expect the Amended Credit Facility to renew for an additional year, our current credit ratings and capital position may inhibit our ability to access the capital markets when we seek financing, including any future renewal of our Amended Credit Facility beginning in 2013. As a result there can be no assurances that we will have access to the Amended Credit Facility after February 28, 2013 on the terms that currently exist, if at all, or that the Amended Credit Facility will remain on an unsecured basis.

We have historically been reliant on accessing the capital markets for unsecured debt in order to refinance or extend the maturities of our unsecured debt at the parent company level. There has been a prolonged period of uncertainty and volatility in the economy, which may impair or limit our access to unsecured funding. On December 21, 2011, S&P lowered our senior unsecured debt rating two notches to BB- with a negative outlook. In January 2012, both Fitch and Moody's maintained our current ratings, but placed us on negative watch or outlook. Due to our senior unsecured long-term debt credit ratings being below investment grade and as a result of the recent ratings actions, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets.

For more information, see "Part I—Item 1A. Risk Factors—Risks Related to our Company— We are substantially dependent upon our secured and unsecured funding arrangements. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would have a material adverse effect on our business, financial position, results of operations and cash flows."

Liquidity and Capital Plan

As a result of recent events and in order to focus on our near-term unsecured debt maturities, we are focused on liquidity and cash generation during the near term as we deal with the uncertainties in the capital markets and the broader economic challenges. Our goals for 2012 include a focus on increasing liquidity and cash flow generation, addressing our 2012 and 2013 debt maturities and negotiating the extension of our unsecured revolving credit facility. During December 2011, we successfully issued $100 million of 9.25% Senior Notes due 2016 under an existing indenture. On December 31, 2011, we had $414 million of unrestricted Cash and cash equivalents and we have taken the following actions in 2012 to improve our liquidity and capital position:

- on January 17, 2012, we issued $250 million of 6.00% Convertible Senior Notes due 2017; and
- in January 2012, we repurchased $48 million of the 2012 Convertible notes due April 15, 2012.

In addition to these measures, we have developed a liquidity and capital plan consisting of various steps to improve our liquidity and capital position, which may involve one or more of the following:

(i) focusing our efforts to ensure that our operations are cash flow positive, which may include reductions in our correspondent mortgage originations and capital expenditures;

(ii) disposition of assets that are not necessary to support our business strategies, which may include the assets of our reinsurance business; and

(iii) generating mortgage servicing rights with minimal use of cash.

We will continue to actively refine our liquidity plan and intend to take all appropriate actions in an effort to ensure we have more than adequate liquidity to meet our debt maturities and other liabilities. We believe that the execution of our liquidity and capital plan will provide sufficient liquidity to meet our debt service obligations and operate our business.

There can be no assurances that we will be successful implementing this plan, or if we are successful, there can be no assurances that our plan will be sufficient to meet our liquidity needs. Furthermore, the execution of our plan may have a negative impact on our future results of operations, including revenue and net income.

Given our expectation for business volumes, we believe that our sources of liquidity are adequate to fund our operations for at least the next 12 months and to repay our upcoming maturities. We expect aggregate capital expenditures for 2012 to be between $20 million and $25 million, in comparison to $25 million for 2011.

For more information, see "Part I—Item 1A. Risk Factors—Risks Related to our Company— We are currently pursuing various alternatives to improve our liquidity in order to fulfill upcoming debt maturities. We cannot assure you that our efforts will be successful or that future ratings actions will not occur."

Cash Flows

At December 31, 2011, we had $414 million of Cash and cash equivalents, an increase of $219 million from $195 million at December 31, 2010. The following table summarizes the changes in Cash and cash equivalents:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Change
	(In millions)		
Cash provided by (used in):			
Operating activities	$ 2,786	$ (1,680)	$ 4,466
Investing activities	(1,331)	(1,040)	(291)
Financing activities	(1,234)	2,768	(4,002)
Effect of changes in exchange rates on Cash and cash equivalents	(2)	(3)	1
Net increase in Cash and cash equivalents	$ 219	$ 45	$ 174

Operating Activities

Our cash flows from operating activities reflect the net cash generated or used in our business operations and can be significantly impacted by the timing of mortgage loan originations and sales. In addition to depreciation and amortization, the operating results of our reportable segments are impacted by the following significant non-cash activities:

- **Mortgage Production** —Capitalization of mortgage servicing rights
- **Mortgage Servicing** —Change in fair value of mortgage servicing rights
- **Fleet Management Services** —Depreciation on operating leases

During the year ended December 31, 2011, cash provided by operating activities was $2.8 billion. This is primarily reflective of $2.3 billion of net cash provided by the significant increase in mortgage loan sales in our Mortgage Production segment. Cash provided by operating activities was further driven by positive cash flows from our Mortgage Servicing and Fleet Management Services segments that were partially offset by a $251 million net change in cash collateral posted on derivative agreements.

The net cash provided from the operating activities of our Mortgage Production segment resulted from a $1.7 billion decrease in the Mortgage loans held for sale balance in our Consolidated Balance Sheets between December 31, 2011 and 2010, which is the result of timing differences between origination and sale as of the end of each period. The decrease in Mortgage loans held for sale also resulted in a decrease in Mortgage Asset-Backed Debt as further described in Financing Activities below.

During the year ended December 31, 2010, cash used in our operating activities was $1.7 billion. This was reflective of $2.6 billion of net cash used to fund the significant increase in mortgage loan originations and in the operating activities of our Mortgage Production segment that was partially offset by cash provided by the operating activities of our Fleet Management Services and Mortgage Servicing segments. The net cash used in the operating activities of our Mortgage Production segment generated the $3.1 billion growth in the Mortgage loans held for sale balance in our Consolidated Balance Sheets between December 31, 2010 and 2009, which is the result of timing differences between origination and sale at the end of each year. The increase in Mortgage loans held for sale was funded by an increase in Mortgage Asset-Backed Debt as further described in Financing Activities below.

Investing Activities

Our cash flows from investing activities include cash outflows for purchases of vehicle inventory, net of cash inflows for sales of vehicles within the Fleet Management Services segment as well as changes in the funding requirements of Restricted cash, cash equivalents and investments for all of our business segments. Cash flows related to the acquisition and sale of vehicles fluctuate significantly from period to period due to the timing of the underlying transactions.

During the year ended December 31, 2011, cash used in our investing activities was $1.3 billion, which primarily consisted of $1.3 billion in net cash outflows from the purchase and sale of vehicles and a $42 million net increase in Restricted cash, cash equivalents and investments, partially offset by $20 million of net cash inflows from the sale of an interest in our appraisal services business.

During the year ended December 31, 2010, cash used in our investing activities was $1.0 billion, which primarily consisted of $1.1 billion in net cash outflows from the purchase and sale of vehicles due to increased customer demand for vehicle leases, partially offset by a $67 million net decrease in Restricted cash, cash equivalents and investments.

Financing Activities

Our cash flows from financing activities include proceeds from and payments on borrowings under our Vehicle Management Asset-Backed Debt, Mortgage Asset-Backed Debt and Unsecured Debt facilities. The fluctuations in the amount of borrowings within each period are due to working capital needs and the funding requirements for assets supported by our secured and unsecured debt, including Net investment in fleet leases, Mortgage loans held for sale and Mortgage servicing rights.

During the year ended December 31, 2011, cash used in our financing activities was $1.2 billion and related to $1.3 million of net payments on secured borrowings resulting from the decreased funding requirements for Mortgage loans held for sale described in the Operating Activities section above, offset by $99 million of net proceeds on unsecured borrowings primarily from the issuance of $100 million additional Senior Notes under an existing indenture.

During the year ended December 31, 2010, cash provided by our financing activities was $2.8 billion related to net proceeds from borrowings resulting from the increased funding requirements for Mortgage loans held for sale and net investment in vehicles described in the Operating Activities and Investing Activities sections above.

Secondary Mortgage Market

We rely on the secondary mortgage market for a substantial amount of liquidity to support our mortgage operations. Nearly all mortgage loans that we originate are sold in the secondary mortgage market within 30 days of origination, primarily in the form of mortgage-backed securities ("MBS"), asset-backed securities ("ABS") and whole-loan transactions. A large component of the MBS we sell is guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (collectively, "Agency MBS").

Historically, we have also originated non-agency (or non-conforming) loans that were sold in the secondary mortgage market through the issuance of non-conforming MBS and ABS or whole-loan transactions. We have also publicly issued both non-conforming MBS and ABS that are registered with the Securities and Exchange Commission, in addition to private non-conforming MBS and ABS. Generally, these types of securities have their own credit ratings and require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, primary mortgage insurance, and/or private surety guarantees. During 2011, our sales of non-agency loans have been focused on whole-loan sales to specified investors under best-efforts commitments, and we expect this to continue into 2012.

The following table sets forth the composition of our total mortgage loan originations, including fee-based closings, by product type:

	Year Ended December 31,		
	2011	2010	2009
Conforming[1]	74 %	80 %	82 %
Non-conforming:			
Jumbo[2]	23 %	17 %	13 %
Second lien	2 %	3 %	5 %
Other	1 %	—%	—%
Total Non-conforming	26 %	20 %	18 %

(1) Represents mortgage loans that conform to the standards of the GSEs (collectively Fannie Mae, Freddie Mac and Ginnie Mae).

(2) Represents mortgage loans that have loan amounts exceeding the GSE guidelines.

Annual Report

The Agency MBS, whole-loan, and non-conforming markets for mortgage loans have historically provided substantial liquidity for our mortgage loan production operations. We focus our business process on consistently producing mortgage loans that meet investor requirements to continue to access these markets. Our loans closed to be sold originated during the year ended December 31, 2011 were primarily conforming.

See "—Overview—Industry Trends" and "Part I—Item 1A. Risk Factors—Risks Related to our Company—Adverse developments in the secondary mortgage market have had, and in the future could have, a material adverse effect on our business, financial position, results of operations and cash flows." for more information regarding the secondary mortgage market.

Debt

We utilize both secured and unsecured debt as key components of our financing strategy. Our primary financing needs arise from our assets under management programs which are summarized in the table below:

	December 31,	
	2011	2010
	(In millions)	
Restricted cash, cash equivalents and investments	$ 574	$ 531
Mortgage loans held for sale	2,658	4,329
Net investment in fleet leases	3,515	3,492
Mortgage servicing rights	1,209	1,442
Total	$ 7,956	$ 9,794

Asset-backed debt is used primarily to support our investments in vehicle management and mortgage assets, and is secured by collateral which include certain Mortgage loans held for sale and Net investment in fleet leases, among other assets. The outstanding balance under the Asset-backed debt facilities varies daily based on our current funding needs for eligible collateral. In addition, amounts undrawn and available under our revolving credit facility can also be utilized to supplement asset-backed facilities and provide for the funding of vehicles in U.S. and Canada as well as the funding of mortgage originations.

The following table summarizes our debt as of December 31, 2011:

	Balance	Total Assets Held as Collateral[(1)]
	(In millions)	
Vehicle Management Asset-Backed Debt	$ 3,118	$ 3,773
Mortgage Asset-Backed Debt	2,436	2,522
Unsecured Debt	1,339	—
Mortgage Loan Securitization Debt Certificates, at fair value[(2)]	21	—
Total	$ 6,914	$ 6,295

(1) Assets held as collateral are not available to pay our general obligations.

(2) Cash flows of securitized mortgage loans support payment of the debt certificates and creditors of the securitization trust do not have recourse to the Company.

See Note 10, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding the components of our debt.

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by our wholly owned subsidiary, Chesapeake Funding LLC, to support the acquisition of vehicles used by our Fleet Management Services segment's U.S. leasing operations and debt issued by Fleet Leasing Receivables Trust ("FLRT"), a special purpose trust, used to finance leases originated by our Canadian fleet operation.

Vehicle-management asset-backed debt structures may provide creditors an interest in: (i) a pool of master leases or a pool of specific leases; (ii) the related vehicles under lease; and/or (iii) the related receivables billed to clients for the monthly collection of lease payments and ancillary service revenues (such as fuel and maintenance services). This interest is generally granted to a specific series of note holders either on a pro-rata basis relative to their share of the total outstanding debt issued through the facility or through a direct interest in a specific pool of leases. Repayment of the obligations of the facilities is non-recourse to us and is sourced from the monthly cash flow generated by lease payments and ancillary service payments made under the terms of the related master lease contracts.

Our funding strategy for the Fleet Management Services segment may include the issuance of asset-backed Term notes, which provide a fixed funding amount at the time of issuance, or asset-backed Variable-funding notes under which the committed capacity may be drawn upon as needed during a commitment period, which is typically 364 days in duration. The available committed capacity under Variable-funding notes may be used to fund growth in Net investment in fleet leases during the term of the commitment.

As with the Variable-funding notes, certain Term notes contain provisions that allow the outstanding debt to revolve for specified periods of time. During these revolving periods, the monthly collection of lease payments allocable to each outstanding series creates availability to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration, the revolving period of the related series of notes ends and the repayment of principal commences, amortizing monthly with the allocation of lease payments until the notes are paid in full.

Our ability to maintain liquidity through Vehicle management asset-backed debt is dependent on:

- market demand for ABS, specifically demand for ABS collateralized by fleet leases;
- the quality and eligibility of assets underlying the arrangements;
- our ability to negotiate terms acceptable to us;
- maintaining our role as servicer of the underlying lease assets;
- our ability to maintain a sufficient level of eligible assets, collateral or credit enhancements; and

- our ability to comply with certain financial covenants (see "— Debt Covenants" below for additional information).

Vehicle management asset-backed funding arrangements consisted of the following facilities as of December 31, 2011:

	Balance	Total Capacity	Available Capacity[(1)]	End of Revolving Period[(2)]	Estimated Maturity Date[(3)]
		(In millions)			
Chesapeake 2009-2	$ 644	n/a	n/a	n/a	02/15/14
Chesapeake 2009-1	318	n/a	n/a	n/a	12/15/12
FLRT 2010-1	112	n/a	n/a	n/a	04/15/13
Chesapeake 2009-4	72	n/a	n/a	n/a	12/07/12
Chesapeake 2009-3	50	n/a	n/a	n/a	08/07/14
Term notes, in amortization	1,196				
Chesapeake 2011-2	335	$ 335	$ —	09/19/13	02/07/16
Chesapeake 2010-1- Class B Note	23	23	—	06/27/12	03/07/15
Chesapeake 2011-1- Class B Note	16	16	—	06/27/13	01/07/16
Term notes, in revolving period	374	374	—		
Chesapeake 2010-1	636	875	239	06/27/12	01/07/15
Chesapeake 2011-1	455	625	170	06/27/13	11/07/15
FLRT 2010-2	425	584	159	08/30/12	07/15/20
Variable funding-notes	1,516	2,084	568		
Other	32	32	—		
Total	$ 3,118				

(1) Capacity is dependent upon maintaining compliance with the terms, conditions, and covenants of the respective agreements and may be further limited by asset eligibility requirements.

(2) During the revolving period, the monthly collection of lease payments allocable to each outstanding series creates availability to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration, the revolving period of the related series of notes ends and the repayment of principal commences, amortizing monthly with the allocation of lease payments until the notes are paid in full.

(3) Represents the estimated final repayment date of the amortizing notes.

Mortgage Asset-Backed Debt

Mortgage asset-backed debt primarily represents variable-rate mortgage repurchase facilities to support the origination of mortgage loans. Mortgage repurchase facilities, also called warehouse lines of credit, are one component of our funding strategy, and they provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the terms of the facility during the warehouse period. The source of repayment of the facilities is typically from the sale or securitization of the underlying loans into the secondary mortgage market. We utilize both committed and uncommitted warehouse facilities and we evaluate our needs under these facilities based on forecasted volume of mortgage loan closings and sales.

Our funding strategies for mortgage originations may also include the use of committed and uncommitted mortgage gestation facilities. Gestation facilities effectively finance mortgage loans that are eligible for sale to an agency prior to the issuance of the related MBS.

Our ability to maintain liquidity through Mortgage warehouse asset-backed debt is dependent on:

- market demand for MBS and liquidity in the secondary mortgage market;

- the quality and eligibility of assets underlying the arrangements;
- our ability to negotiate terms acceptable to us;
- our ability to access the asset-backed debt market;
- our ability to maintain a sufficient level of eligible assets or credit enhancements;
- our ability to access the secondary market for mortgage loans;
- maintaining our role as servicer of the underlying mortgage assets; and
- our ability to comply with certain financial covenants (see "— Debt Covenants" below for additional information).

Mortgage asset-backed funding arrangements consisted of the following as of December 31, 2011:

	Balance	Total Capacity	Available Capacity[1]	Maturity Date
		(In millions)		
Debt:				
Committed facilities of PHH Mortgage:				
Fannie Mae	$ 1,000	$ 1,000	$ —	12/15/12
Royal Bank of Scotland, plc	314	500	186	06/22/12
Bank of America	288	415	127	10/11/12[2]
Credit Suisse First Boston Mortgage Capital LLC	145	350	205	05/23/12[2]
Barclays Bank PLC	4	350	346	12/11/12
Wells Fargo Bank	128	300	172	08/10/12
Committed facilities of PHH Home Loans:				
Credit Suisse First Boston Mortgage Capital LLC	270	325	55	05/23/12[2]
Wells Fargo Bank	119	150	31	08/10/12
Barclays Bank PLC	—	150	150	12/11/12
Ally Bank	45	75	30	04/01/12
Committed repurchase facilities	2,313	3,615	1,302	
Uncommitted facilities of PHH Mortgage:				
Fannie Mae	44	2,000	1,956	n/a
Royal Bank of Scotland, plc	—	200	200	06/22/12
Uncommitted repurchase facilities	44	2,200	2,156	
Servicing advance facility	79	120	41	03/31/12
Total Debt	$ 2,436	$ 5,935	$ 3,499	
Off-Balance Sheet Gestation Facilities:				
JP Morgan Chase	$ —	$ 500	$ 500	09/30/12

(1) Capacity is dependent upon maintaining compliance with the terms, conditions, and covenants of the respective agreements and may be further limited by asset eligibility requirements.

(2) Provided certain conditions are met, the Credit Suisse First Boston Mortgage Capital LLC and Bank of America facilities may be renewed for an additional year at our request.

Unsecured Debt

Unsecured credit facilities are utilized to fund our short-term working capital needs to fund our MSRs and to supplement asset-backed facilities and provide for a portion of the operating needs of our mortgage and fleet management businesses. During the three months ended December 31, 2011, the maximum and weighted-average daily balances of the Amended Credit Facility were $225 million and $89 million, respectively. During the year ended December 31, 2011, the maximum and weighted-average daily balances of the facility were $225 million and $30 million, respectively.

Unsecured borrowing arrangements consisted of the following as of December 31, 2011:

	Balance	Total Capacity	Available Capacity	Maturity Date
		(In millions)		
4% notes due in 2012	$ 250	n/a	n/a	04/15/12
4% notes due in 2014	210	n/a	n/a	09/01/14
Convertible notes	460			
9.25% notes due in 2016	449	n/a	n/a	03/01/16
7.125% notes due in 2013	423	n/a	n/a	03/01/13
Other	7	n/a	n/a	04/15/18
Term notes	879			
Amended credit facility	—	$ 525	$ 509 (1)	02/29/12 (2)
Other	—	5	5	09/30/12
Credit Facilities	—	$ 530	$ 514	
Total	$ 1,339			

(1) Utilized capacity reflects $16 million letters of credit issued under the Amended Credit Facility, which are not included in Debt in the Consolidated Balance Sheet.

(2) Provided certain conditions are met, the Amended credit facility may be renewed for an additional year at the Company's request. See further discussion under ""—Liquidity and Capital Plan" above.

On January 17, 2012 we completed an offering of $250 million in aggregate principal amount of 6.00% Convertible Senior Notes due 2017. See Note 23, "Subsequent Events" in the accompanying Notes to Consolidated Financial Statements for further information.

As of February 17, 2012, our credit ratings, and ratings outlook on our senior unsecured debt were as follows:

	Senior Debt	Short-Term Debt	Ratings Outlook
Moody's Investors Service	Ba2	NP	Negative outlook
Standard & Poors	BB-	B	Negative outlook
Fitch	BB+	B	Negative watch

A security rating is not a recommendation to buy, sell or hold securities, may not reflect all of the risks associated with an investment in our debt securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating. See discussion of the impact of our senior unsecured long-term debt not being investment grade under "—Liquidity and Capital Plan" above.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—Our senior unsecured long-term debt ratings are below investment grade (and were subject to a downgrade in December 2011) and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all." for more information.

Debt Covenants

Certain of our debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on our indebtedness and the indebtedness of our material subsidiaries, mergers, liens, liquidations, sale and leaseback transactions, and restrictions on certain types of payments, including dividends and stock repurchases.

Among other covenants, the Amended Credit Facility, the RBS repurchase facility, the CSFB Mortgage repurchase facility, the Bank of America repurchase facility, the Wells Fargo Mortgage repurchase facility and the Barclays repurchase facility require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 6.5:1. These facilities contain the most restrictive net worth and debt to equity covenants; however, certain other outstanding debt agreements contain debt to equity covenants that are less restrictive.

The Amended Credit Facility, the Bank of America repurchase facility, the RBS repurchase facility and the CSFB Mortgage repurchase facility require that we maintain a minimum of $1.0 billion in committed mortgage repurchase or warehouse facilities, with no more than $500 million of gestation facilities included towards the minimum, excluding the uncommitted facilities provided by Fannie Mae.

As of December 31, 2011, we were in compliance with all financial covenants related to our debt arrangements.

Under certain of our financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify us if they believe we have breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, we believe we would have various periods in which to cure certain of such events of default. If we do not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of our debt could be accelerated and our ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain of our agreements and instruments would trigger cross-default provisions under certain of our other agreements and instruments.

On December 21, 2011, S&P lowered our senior unsecured debt rating two notches to BB- with a negative outlook. Fannie Mae has the right to terminate its $1.0 billion committed mortgage funding agreement as long as our credit rating by S&P remains below BB or if our credit rating by Moodys falls below Ba2. As of December 31, 2011, Fannie Mae has the option to terminate the facility, or make changes to our agreements including, without limitation, (i) a reduction or elimination of the use of certain Fannie Mae products or programs, (ii) the modification of certain legal agreements, and (iii) the exercise of certain contractual rights by Fannie Mae intended to reduce Fannie Mae's counterparty risk exposure. We are currently in discussions concerning proposed amendments to our various agreements with Fannie Mae, including the committed early funding facility agreement.

None of our other committed financing facilities are subject to termination, acceleration, modification, collateral posting, or adverse price changes solely as a result of the December 21, 2011 downgrade of our unsecured debt ratings by S&P.

See Note 15, "Stock-Related Matters" in the accompanying Notes to Consolidated Financial Statements for information regarding debt covenants that may limit our ability to pay dividends.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations as of December 31, 2011:

	2012	2013	2014	2015	2016	Thereafter	Total
				(In millions)			
Asset-backed debt[1][2]	$ 3,431	$ 841	$ 731	$ 414	$ 56	$ 85	$ 5,558
Unsecured debt[1]	250	421	250	—	450	8	1,379
Mortgage Loan Securitization Debt Certificates	6	5	5	4	3	—	23
Operating leases	17	17	14	13	12	54	127
Capital leases[1]	4	3	3	—	—	—	10
Purchase commitments	177	10	7	1	—	—	195
	$ 3,885	$ 1,297	$ 1,010	$ 432	$ 521	$ 147	$ 7,292

(1) The table above excludes future cash payments related to interest expense. Interest payments during 2011 totaled $204 million. Interest is calculated on most of our debt obligations based on variable rates referenced to LIBOR or other short-term interest rate indices. A portion of our interest cost related to vehicle management asset-backed debt is charged to lessees pursuant to lease agreements.

(2) Represents the contractual maturities for asset-backed debt arrangements as of December 31, 2011, except for our vehicle management asset-backed notes, where estimated payments have been used based on the expected cash inflows related to the securitized vehicle leases and related assets.

For further information about our Asset-backed debt, Unsecured debt and Mortgage securitization debt certificates, see "—Liquidity and Capital Resources—Debt" and Note 10, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements.

Operating lease obligations include (i) leases for our Mortgage Production and Servicing segments in Mt. Laurel, New Jersey; Jacksonville, Florida and other smaller regional locations throughout the U.S. and (ii) leases for our Fleet Management Services segment for its headquarters office in Sparks, Maryland, office space and marketing centers in five locations in Canada and seven smaller regional locations throughout the U.S.

Other purchase commitments include various commitments to purchase goods or services from specific suppliers made by us in the ordinary course of our business, including $157 million in 2012 for the purchases of vehicles to be leased, and those related to capital expenditures. Other purchase commitments exclude our liability for income tax contingencies, which totaled $3 million as of December 31, 2011, since we cannot predict with reasonable certainty or reliability of the timing of cash settlements to the respective taxing authorities for these estimated contingencies. For more information regarding our liability for income tax contingencies, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

For further information about our Operating lease and Other purchase commitments, see Note 14, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements.

As of December 31, 2011, we had commitments with agreed-upon rates or rate protection that we expect to result in closed mortgage loans of $7.1 billion.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require the payment of a fee. We may settle the forward delivery commitments on MBS or whole loans on a net basis including the posting of collateral; therefore, the commitments outstanding do not necessarily represent future cash obligations. Our $15.8 billion of forward delivery commitments on MBS or whole loans as of December 31, 2011 generally will be settled within 90 days of the individual commitment date.

For further information about our commitments to fund or sell mortgage loans, see Note 6, "Derivatives" in the accompanying Notes to Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In the ordinary course of business, we enter into numerous agreements that contain guarantees and indemnities whereby we indemnify another party for breaches of representations and warranties. See Note 14, "Commitments and Contingencies" within the Notes to the Consolidated Financial Statements for additional information.

We utilize committed off-balance sheet mortgage gestation facilities as a component of our financing strategy. See "—Liquidity and Capital Resources—Debt—Mortgage Asset-Backed Debt" above, and Note 14, "Commitments and Contingencies" within the Notes to the Consolidated Financial Statements for additional information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Fair Value Measurements

We have an established and documented process for determining fair value measurements. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We determine fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models, option-pricing models or other conventional valuation methods. In addition, when estimating the fair value of liabilities, we may use the quoted price of an identical liability when traded and as an asset and quoted prices for similar liabilities or similar liabilities when traded as assets, if available.

We use unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which represent our assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality and liquidity and are developed based on the best information available. The incorporation of counterparty credit risk did not have a significant impact on the valuation of our assets and liabilities recorded at fair value on a recurring basis as of December 31, 2011. The use of different assumptions may have a material effect on the estimated fair value amounts recorded in our financial statements. See "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for a sensitivity analysis based on hypothetical changes in interest rates.

As of December 31, 2011, 44% of our Total assets were measured at fair value on a recurring basis, and 1% of our Total liabilities were measured at fair value on a recurring basis.

Approximately 69% of our assets and liabilities measured at fair value on a recurring basis were valued using primarily observable inputs. These amounts were categorized within Level Two of the valuation hierarchy as defined by ASC 820, "Fair Value Measurements and Disclosures" and are comprised of the majority of our Mortgage loans held for sale and derivative assets and liabilities.

Approximately 33% of our assets and liabilities measured at fair value on a recurring basis were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy as defined by ASC 820. Approximately 82% of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of our Mortgage servicing rights. See "— Mortgage Servicing Rights" below.

The remainder of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of certain non-conforming mortgage loans held for sale, interest rate lock commitments and the conversion option and purchased options associated with the 2014 Convertible Notes. Certain non-conforming mortgage loans held for sale are classified within Level Three due to the lack of observable market pricing data and the inactive market for trading such mortgage loans. The fair value of our interest rate lock commitments ("IRLCs") is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of commitments that will result in a closed mortgage loan, which can vary based on the age of the underlying commitment and changes in mortgage interest rates. The valuation of our IRLCs approximates a whole-loan price, which includes the value of the related mortgage servicing rights. Our IRLCs are classified within Level Three of the valuation hierarchy due to the unobservable inputs used by us and the inactive market for trading such instruments. The estimated fair value of the conversion option and purchased options associated with the 2014 Convertible Notes uses an option pricing model and is primarily impacted by changes in the market price and volatility of our Common stock.

See Note 18, "Fair Value Measurements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding the fair value hierarchy, our assets and liabilities carried at fair value and activity related to our Level Three financial instruments.

Mortgage Servicing Rights

The fair value of our mortgage servicing rights ("MSRs") is estimated based upon projections of expected future cash flows, including service fee income and expenses to service loans. We use a third-party model as a basis to forecast prepayment rates at each monthly point for each interest rate path calculated using a probability weighted option adjusted spread ("OAS") model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage rates to the mortgage interest rate in our servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of our capitalized servicing portfolio to refinance if interest rates decline and estimated levels of home equity.

We utilize an MSR committee, which consists of key members of management, to approve our MSR valuation policies and ensure that the fair value of our MSRs is appropriate considering all available internal and external data. We validate assumptions used in estimating the fair value of our MSRs against a number of third-party sources, which may include peer surveys, MSR broker surveys, third-party valuations and other market-based sources. Key assumptions include prepayment rates, discount rate and volatility.

If we experience a 10% adverse change in prepayment rates, OAS and volatility, the fair value of our MSRs would be reduced by $86 million, $42 million and $6 million, respectively. These sensitivities are hypothetical and for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from our intervention to mitigate these variations.

Mortgage Loans Held for Sale

Mortgage loans held for sale ("MLHS") represent mortgage loans originated or purchased by us and held until sold to secondary market investors. We elected to measure MLHS at fair value, which is intended to better reflect the underlying economics of our business, as well as eliminate the operational complexities of our risk management activities related to MLHS and applying hedge accounting.

The fair value of MLHS is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; (ii) current commitments to purchase loans; or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. During the year ended December 31, 2011 we transferred certain non-conforming mortgage loans held for sale from Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market bids and increased trading activity observed for these products. As of December 31, 2011, we classified second-lien loans, including second-lien Scratch and Dent (loans with origination flaws or performance issues), within Level Three of the valuation hierarchy due to the relative illiquidity observed in the market and lack of trading activity between willing market participants. The valuation of our MLHS classified within Level Three of the valuation hierarchy is based upon either the collateral value or expected cash flows of the underlying loans using assumptions that reflect the current market conditions. When determining the value of these Level Three assets, we considered our own loss experience related to these assets, as well as discount factors that we observed when the market for these assets was active.

Goodwill

The carrying value of our Goodwill is assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We elected to early adopt the provisions of Accounting Standards Update No. 2011-08, "Testing Goodwill for Impairment", on October 1, 2011, which provides the option to perform a qualitative assessment of goodwill before performing a valuation of the reporting unit. Goodwill is assessed for impairment by first performing a qualitative assessment considering the following information before calculating the fair value of reporting units:

- market capitalization of the corporation, including the allocation of market capitalization between the operating segments and reporting units;
- comparison of forecasted earnings to actual results; and
- peer market valuation comparisons and recent observed transactions

Our reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. If it is determined, based upon the qualitative factors noted above, that it is more likely than not that the fair value of the reporting units are less than the carrying amounts, the fair value of the reporting units will be estimated and compared to the carrying amounts. The fair value of reporting units may be determined using an income approach, using discounted cash flows, or a combination of an income approach and a market approach, wherein comparative market multiples are used.

The carrying value of our Goodwill was $25 million as of December 31, 2011, attributable entirely to our Fleet Management Services segment. See Note 4, "Goodwill and Other Intangible Assets" in the accompanying Notes to Consolidated Financial Statements.

Income Taxes

We are subject to the income tax laws of the various jurisdictions in which we operate, including U.S. federal, state, local and Canadian jurisdictions. These tax laws are complex, may be subject to different interpretations, and require the use of judgment in their application.

We record income taxes in accordance with ASC 740, "Income Taxes", which requires that deferred tax assets and liabilities be recognized. Deferred taxes are recorded for the expected future consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not, and are reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized.

As of December 31, 2011 and 2010, we had net deferred tax liabilities, which consisted of deferred tax assets primarily resulting from federal and state loss carryforwards and credits netted against deferred tax liabilities primarily resulting from the temporary differences created from originated Mortgage servicing rights and depreciation and amortization (primarily related to accelerated Depreciation on operating leases for tax purposes). The loss carryforwards are expected to reverse in future periods, offsetting taxable income resulting from the reversal of these temporary differences.

Based on projections of taxable income and prudent tax planning strategies available at our discretion, we determined that it is more-likely-than-not that certain deferred tax assets would be realized; however, we had valuation allowances of $44 million and $54 million as of December 31, 2011 and 2010, respectively, which primarily represent state net operating loss carryforwards that we believe that it is more likely than not that the loss carryforwards will not be realized. As of December 31, 2011 and 2010, we had no valuation allowances for deferred tax assets generated from federal net operating losses. Should a change in circumstances lead to a change in our judgments about the realization of deferred tax assets in future years, we would adjust the valuation allowances in the period that the change in circumstances occurs, along with a charge or credit to income tax expense. Significant changes to our estimates and assumptions may result in an increase or decrease to our tax expense in a subsequent period.

We record liabilities for income tax contingencies using a two-step process. We must first presume the tax position will be examined by the relevant taxing authority and determine whether it is "more likely than not" that the position will be sustained upon examination, based on its technical merits. Once an income tax position meets the "more likely than not" recognition threshold, it is then measured to determine the amount of the benefit to recognize in the financial statements.

Liabilities for income tax contingencies are reviewed periodically and are adjusted as events occur that affect our estimates, such as the availability of new information, subsequent transactions or events, the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liabilities based on current calculations (including interest and/or penalties), the identification of new income tax contingencies, the release of administrative tax guidance affecting our estimates of income tax liabilities or the rendering of relevant court decisions. The ultimate resolution of income tax contingency liabilities could have a significant impact on our effective income tax rate in a given financial statement period. Liabilities for income tax contingencies, including accrued interest and penalties, were $3 million and $9 million as of December 31, 2011 and 2010, respectively, and are reflected in Other liabilities in the accompanying Consolidated Balance Sheets.

Mortgage Loan Repurchase and Indemnification Liability

We have exposure to potential mortgage loan repurchase and indemnifications in our capacity as a loan originator and servicer. The estimation of the liability for probable losses related to repurchase and indemnification obligations considers both (i) specific, non-performing loans currently in foreclosure where we believe we will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is estimated based upon the amount of outstanding repurchase requests as well as recent and historical repurchase and indemnification trends segregated by year of origination. An estimated loss severity, based on current loss rates for similar loans, is then applied to probable repurchases and indemnifications to estimate the liability for loan repurchases and indemnifications.

The underlying trends for loan repurchases and indemnifications are volatile and there is a significant amount of uncertainly regarding our expectations of future loan repurchases and indemnifications and related loss severities. We have observed an increase in loan repurchase and indemnification requests from investors and insurers due to the deteriorating economic conditions and the related impact on mortgage loan performance. Due to the significant uncertainties surrounding these estimates related to future repurchase and indemnification requests by investors and insurers and home prices, it is possible that our exposure exceeds our mortgage loan repurchase and indemnification liability. Our estimate of the mortgage loan repurchase and indemnification liability considers the current macro-economic environment and recent repurchase trends; however, if we experience a prolonged period of higher repurchase and indemnification activity or if weakness in the housing market continues and further declines in home values occur, then our realized losses from loan repurchases and indemnifications may ultimately be in excess of our liability. Given the levels of realized losses in recent periods, there is a reasonable possibility that future losses may be in excess of our recorded liability.

See Note 13, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements for further information.

Liability for Reinsurance Losses

The liability for reinsurance losses is determined based upon the incurred and incurred but not reported losses provided by the primary mortgage insurance companies for loans subject to reinsurance. Additionally, an actuarial analysis of loans subject to mortgage reinsurance is used to supplement our premium deficiency analysis, which considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects the future reinsurance losses over the term of the reinsurance contracts as well as the estimated incurred and incurred but not reported losses as of the end of each reporting period. See Note 13, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements for more information regarding the activity in our reinsurance liability.

As of December 31, 2011, the actuarial estimate of total losses to be incurred over the remaining term of the reinsurance contracts was $130 million, which includes losses already incurred and not yet paid. As of December 31, 2011, the reserve for reinsurance losses was $84 million and expected future premium revenue to be earned over the remaining term of the reinsurance contracts was $48 million. Since the current reinsurance reserve, combined with expected future premium revenue, is sufficient to cover our expected future losses, we have not recorded a premium deficiency reserve.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For information regarding recently issued accounting pronouncements and the expected impact on our financial statements, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights and our net investment in variable-rate lease assets are sensitive to changes in short-term interest rates such as LIBOR. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage asset-backed debt, vehicle management asset-backed debt and our unsecured revolving credit facility. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" in this Form 10-K for a further description of our assets and liabilities subject to interest rate risk.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our debt portfolio, certain other interest-bearing liabilities and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a probability weighted option-adjusted spread model to determine the fair value of mortgage servicing rights and the impact of parallel interest rate shifts on mortgage servicing rights. The primary assumptions in this model are prepayment speeds, option-adjusted spread (discount rate) and implied volatility. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between mortgage-backed securities, swaps and Treasury rates and changes in primary and secondary mortgage market spreads. We rely on market sources in determining the impact of interest rate shifts for mortgage loans, interest rate lock commitments, forward delivery commitments on mortgage-backed securities or whole loans and option contracts. In addition, for interest-rate lock commitments, the borrower's propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2011 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2011 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value (In millions)					
	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
Mortgage assets:						
Restricted investments	$ 2	$ 2	$ 1	$ (1)	$ (2)	$ (4)
Mortgage loans held for sale	48	33	18	(21)	(46)	(100)
Interest rate lock commitments	88	62	35	(45)	(98)	(227)
Forward loan sale commitments	(151)	(102)	(56)	65	139	300
Option contracts	(1)	(1)	(1)	2	6	23
Total Mortgage loans held for sale, interest rate lock commitments and related derivatives	(16)	(8)	(4)	1	1	(4)
Mortgage servicing rights	(385)	(188)	(89)	95	195	393
Derivatives related to MSRs	35	11	5	—	—	—
Total Mortgage servicing rights and related derivatives	(350)	(177)	(84)	95	195	393
Other assets	1	—	—	—	—	(1)
Total mortgage assets	(363)	(183)	(87)	95	194	384
Total vehicle assets	5	3	1	(1)	(3)	(5)
Interest rate contracts	(1)	—	—	—	1	2
Total liabilities	(25)	(13)	(6)	6	12	24
Total, net	$ (384)	$ (193)	$ (92)	$ 100	$ 204	$ 405

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the accompanying consolidated balance sheets of PHH Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in Items 8 and 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PHH Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 28, 2012

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2011	2010	2009
Revenues			
Mortgage fees	$ 295	$ 291	$ 275
Fleet management fees	173	157	150
Net fee income	468	448	425
Fleet lease income	1,400	1,370	1,441
Gain on mortgage loans, net	567	635	610
Mortgage interest income	114	110	89
Mortgage interest expense	(202)	(183)	(147)
Mortgage net finance expense	(88)	(73)	(58)
Loan servicing income	456	415	431
Change in fair value of mortgage servicing rights	(733)	(427)	(280)
Net derivative loss related to mortgage servicing rights	(3)	—	—
Valuation adjustments related to mortgage servicing rights, net	(736)	(427)	(280)
Net loan servicing (loss) income	(280)	(12)	151
Other income	147	70	37
Net revenues	2,214	2,438	2,606
Expenses			
Salaries and related expenses	507	497	482
Occupancy and other office expenses	59	60	59
Depreciation on operating leases	1,223	1,224	1,267
Fleet interest expense	79	91	89
Other depreciation and amortization	25	22	26
Other operating expenses	523	429	403
Total expenses	2,416	2,323	2,326
(Loss) income before income taxes	(202)	115	280
Income tax (benefit) expense	(100)	39	107
Net (loss) income	(102)	76	173
Less: net income attributable to noncontrolling interest	25	28	20
Net (loss) income attributable to PHH Corporation	$ (127)	$ 48	$ 153
Basic (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.87	$ 2.80
Diluted (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.86	$ 2.77

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 414	$ 195
Restricted cash, cash equivalents and investments (including $226 and $254 of available-for-sale securities at fair value)	574	531
Mortgage loans held for sale	2,658	4,329
Accounts receivable, net of allowance for doubtful accounts of $2 and $4	700	573
Net investment in fleet leases	3,515	3,492
Mortgage servicing rights	1,209	1,442
Property, plant and equipment, net	64	46
Goodwill	25	25
Other assets	618	637
Total assets [1]	$ 9,777	$ 11,270
LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$ 504	$ 521
Debt	6,914	8,085
Deferred taxes	626	728
Other liabilities	272	358
Total liabilities [1]	8,316	9,692
Commitments and contingencies (Note 14)	—	—
EQUITY		
Preferred stock, $0.01 par value; 1,090,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 273,910,000 shares authorized; 56,361,155 shares issued and outstanding at December 31, 2011; 55,699,218 shares issued and outstanding at December 31, 2010	1	1
Additional paid-in capital	1,082	1,069
Retained earnings	338	465
Accumulated other comprehensive income	21	29
Total PHH Corporation stockholders' equity	1,442	1,564
Noncontrolling interest	19	14
Total equity	1,461	1,578
Total liabilities and equity	$ 9,777	$ 11,270

See accompanying Notes to Consolidated Financial Statements.

Continued.

CONSOLIDATED BALANCE SHEETS—(Continued)
(In millions)

---

(1) The Consolidated Balance Sheets include assets of variable interest entities which can be used only to settle their obligations and liabilities of variable interest entities which creditors or beneficial interest holders do not have recourse to PHH Corporation and subsidiaries as follows:

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 57	$ 47
Restricted cash, cash equivalents and investments	313	241
Mortgage loans held for sale	484	389
Accounts receivable, net	79	64
Net investment in fleet leases	3,390	3,356
Property, plant and equipment, net	1	1
Other assets	66	82
Total assets	$ 4,390	$ 4,180
LIABILITIES		
Accounts payable and accrued expenses	$ 36	$ 38
Debt	3,549	3,367
Other liabilities	9	5
Total liabilities	$ 3,594	$ 3,410

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions, except share data)

	PHH Corporation Stockholders						
	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance at December 31, 2008	**54,256,294**	**$ 1**	**$ 1,005**	**$ 263**	**$ (3)**	**$ 1**	**$ 1,267**
Comprehensive income:							
Net income	—	—	—	153	—	20	
Currency translation adjustment	—	—	—	—	21	—	
Change in unfunded pension liability, net	—	—	—	—	1	—	
Total comprehensive income	—	—	—	153	22	20	195
Distributions to noncontrolling interest	—	—	—	—	—	(9)	(9)
Proceeds on sale of warrants (Note 10)	—	—	35	—	—	—	35
Stock compensation expense	—	—	13	—	—	—	13
Stock issued under share-based payment plans	518,345	—	3	—	—	—	3
Balance at December 31, 2009	**54,774,639**	**$ 1**	**$ 1,056**	**$ 416**	**$ 19**	**$ 12**	**$ 1,504**
Adjustments related to the spin-off	—	—	—	1	—	—	1
Comprehensive income:							
Net income	—	—	—	48	—	28	
Currency translation adjustment	—	—	—	—	9	—	
Unrealized gains on available-for-sale securities, net	—	—	—	—	1	—	
Total comprehensive income	—	—	—	48	10	28	86
Distributions to noncontrolling interest	—	—	—	—	—	(26)	(26)
Purchase of noncontrolling interest	—	—	(1)	—	—	—	(1)
Stock compensation expense	—	—	8	—	—	—	8
Stock issued under share-based payment plans	924,579	—	6	—	—	—	6
Balance at December 31, 2010	**55,699,218**	**$ 1**	**$ 1,069**	**$ 465**	**$ 29**	**$ 14**	**$ 1,578**
Comprehensive (loss) income:							
Net (loss) income	—	—	—	(127)	—	25	
Currency translation adjustment	—	—	—	—	(5)	—	
Unrealized gains on available-for-sale securities, net	—	—	—	—	1	—	
Change in unfunded pension liability, net	—	—	—	—	(4)	—	
Total comprehensive (loss) income	—	—	—	(127)	(8)	25	(110)
Distributions to noncontrolling interest	—	—	—	—	—	(20)	(20)
Stock compensation expense	—	—	7	—	—	—	7
Stock issued under share-based payment plans	661,937	—	6	—	—	—	6
Balance at December 31, 2011	**56,361,155**	**$ 1**	**$ 1,082**	**$ 338**	**$ 21**	**$ 19**	**$ 1,461**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net (loss) income	$ (102)	$ 76	$ 173
Adjustments to reconcile Net (loss) income to net cash provided by (used in) operating activities:			
Capitalization of originated mortgage servicing rights	(499)	(456)	(496)
Net unrealized loss on mortgage servicing rights and related derivatives	736	427	280
Vehicle depreciation	1,223	1,224	1,267
Other depreciation and amortization	25	22	26
Origination of mortgage loans held for sale	(38,929)	(38,140)	(29,592)
Proceeds on sale of and payments from mortgage loans held for sale	41,263	35,496	29,930
Net gain on interest rate lock commitments, mortgage loans held for sale and related derivatives	(516)	(614)	(638)
Deferred income tax (benefit) expense	(100)	27	123
Other adjustments and changes in other assets and liabilities, net	(315)	258	210
Net cash provided by (used in) operating activities	2,786	(1,680)	1,283
Cash flows from investing activities:			
Investment in vehicles	(1,695)	(1,463)	(1,073)
Proceeds on sale of investment vehicles	407	353	418
Proceeds on sale of mortgage servicing rights	—	8	92
Net cash paid on derivatives related to mortgage servicing rights	(3)	—	—
Purchases of property, plant and equipment	(25)	(17)	(11)
Purchases of restricted investments	(250)	(400)	—
Proceeds from sales and maturities of restricted investments	279	148	—
(Increase) decrease in restricted cash and cash equivalents	(71)	319	18
Other, net	27	12	6
Net cash used in investing activities	(1,331)	(1,040)	(550)
Cash flows from financing activities:			
Proceeds from secured borrowings	63,002	57,760	41,585
Principal payments on secured borrowings	(64,284)	(54,908)	(41,795)
Proceeds from unsecured borrowings	1,304	3,482	2,762
Principal payments on unsecured borrowings	(1,205)	(3,498)	(3,118)
Issuances of common stock	8	10	4
Proceeds on sale of warrants (Note 10)	—	—	35
Cash paid for purchased options (Note 10)	—	—	(66)
Cash paid for debt issuance costs	(35)	(51)	(54)
Other, net	(24)	(27)	(8)
Net cash (used in) provided by financing activities	(1,234)	2,768	(655)
Effect of changes in exchange rates on Cash and cash equivalents	(2)	(3)	(37)
Net increase in Cash and cash equivalents	219	45	41
Cash and cash equivalents at beginning of period	195	150	109
Cash and cash equivalents at end of period	$ 414	$ 195	$ 150

Continued.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In millions)

	Year Ended December 31,		
	2011	2010	2009
Supplemental Disclosure of Cash Flows Information:			
Interest payments	$ 204	$ 169	$ 164
Income tax payments (refunds), net	13	(9)	(21)

See accompanying Notes to Consolidated Financial Statements.

Annual Report

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

PHH Corporation and subsidiaries (collectively, "PHH" or the "Company") is a leading outsource provider of mortgage and fleet management services operating in the following business segments:

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

The Consolidated Financial Statements include the accounts and transactions of PHH and its subsidiaries, as well as entities in which the Company directly or indirectly has a controlling interest and variable interest entities of which the Company is the primary beneficiary. PHH Home Loans, LLC and its subsidiaries are consolidated within the Consolidated Financial Statements, and Realogy Corporation's ownership interest is presented as a noncontrolling interest. Intercompany balances and transactions have been eliminated from the Consolidated Financial Statements.

On March 31, 2011, the Company sold 50.1% of the equity interests in its appraisal services business, Speedy Title and Appraisal Review Services, ("STARS") to CoreLogic, Inc. for a total purchase price of $35 million. The total purchase price consisted of an initial $20 million cash payment that was received on March 31, 2011, and three future $5 million installment payments to be received on March 31, 2012, 2014 and 2016. Upon the occurrence of certain events prior to September 30, 2017, the Company may have the right or obligation to purchase CoreLogic's interests. The Company deconsolidated STARS and retained a 49.9% equity interest, which is accounted for under the equity method and is recorded within Other assets with an initial fair value of $34 million as of March 31, 2011. The net assets of STARS were not significant. A $68 million gain on the sale of the 50.1% equity interest was recorded within Other income, which consisted of the net present value of the purchase price paid by CoreLogic plus the initial fair value of the remaining equity method investment in STARS. Subsequent to March 31, 2011, the Company participates in the appraisal services business through its 49.9% ownership interest in STARS, and is entitled to its proportionate share of STARS' earnings.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, which is commonly referred to as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include, but are not limited to, those related to the valuation of mortgage servicing rights, mortgage loans held for sale, other financial instruments and goodwill, the estimation of liabilities for mortgage loan repurchases and indemnifications and reinsurance losses, and the determination of certain income tax assets and liabilities and associated valuation allowances. Actual results could differ from those estimates.

Unless otherwise noted and except for share and per share data, dollar amounts presented within these Notes to Consolidated Financial Statements are in millions.

CHANGES IN ACCOUNTING POLICIES

Goodwill. In September 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on performing tests of goodwill impairment, Accounting Standards Update ("ASU") No. 2011-08, "Testing Goodwill for Impairment". This update amends the current guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This update does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the update does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected to early adopt this update, and it did not have an impact on the Company's financial statements.

In December 2010, the FASB issued new accounting guidance on performing tests of goodwill impairment, ASU No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". This new accounting guidance requires that entities perform a two-step test when evaluating goodwill impairment by first assessing whether the carrying value of the reporting unit exceeds the fair value (Step 1) and, if it does, perform additional procedures to determine if goodwill has been impaired (Step 2). This guidance require entities performing the goodwill impairment test to perform Step 2 of the test for reporting units with zero or negative carrying amounts if it is more likely than not that a goodwill impairment exists based on qualitative considerations. The Company adopted the updates to goodwill impairment guidance effective January 1, 2011. The adoption did not have an impact on the Company's financial statements.

Receivables. In April 2011, the FASB issued ASU 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring". This new guidance requires a creditor performing an evaluation of whether a restructuring constitutes a troubled debt restructuring, to separately conclude that both (i) the restructuring constitutes a concession and (ii) the debtor is experiencing financial difficulties. This standard clarifies the guidance on a creditor's evaluation of whether it has granted a concession as well as the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulties. The update also requires entities to disclose additional quantitative activity regarding troubled debt restructurings of finance receivables that occurred during the period, as well as additional information regarding troubled debt restructurings that occurred within the previous twelve months and for which there was a payment default during the current period. The Company adopted the new accounting guidance effective July 1, 2011, and applied it retrospectively to January 1, 2011. The adoption did not have an impact on the Company's financial statements.

In July 2010, the FASB issued ASU No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" an update to ASC 310. This update enhances the disclosure requirements of ASC 310 regarding the credit quality of financing receivables and the allowance for credit losses and requires entities to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. In addition, ASU No. 2010-20 requires disclosure of credit quality indicators, past due information, and modifications of financing receivables. The disclosure provisions of the updates to ASU 2010-20 for end of period disclosure requirements were adopted effective December 31, 2010, and the disclosures about activity that occurs during a reporting period were adopted effective January 1, 2011. The updated disclosures are included in Note 13, "Credit Risk".

Business Combinations. In December 2010, the FASB issued new accounting guidance on business combinations, ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations". This new accounting guidance requires a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This new accounting guidance also expands the supplemental pro forma disclosures for Business Combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Company adopted the new business combination guidance effective January 1, 2011. The adoption did not have an impact on the Company's financial statements.

Fair Value Measurement. In January 2010, the FASB updated ASC 820, "Fair Value Measurements and Disclosures" to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation for assets and liabilities classified within level three of the valuation hierarchy. The updates to this standard also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The disclosure provisions of the updates to ASC 820 were adopted for transfers in and out of level one and level two, level of disaggregation and inputs and valuation techniques used to measure fair value effective January 1, 2010, and the disclosures about the reconciliation of level three activity were adopted effective January 1, 2011 and all updated disclosures are included in Note 18, "Fair Value Measurements".

Revenue Recognition. In October 2009, the FASB issued new accounting guidance on revenue recognition, ASU No. 2009-13, "Multiple Deliverable Arrangements". This new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be measured and allocated to the separate units of accounting. The Company adopted the updates to revenue recognition guidance effective January 1, 2011. The adoption did not have an impact on the Company's financial statements.

Transfers of Financial Assets. In June 2009, the FASB updated ASC 860, "Transfers and Servicing" to eliminate the concept of a qualifying special-purpose entity, modify the criteria for applying sale accounting to transfers of financial assets or portions of financial assets, differentiate between the initial measurement of an interest held in connection with the transfer of an entire financial asset recognized as a sale and participating interests recognized as a sale and remove the provision allowing classification of interests received in a guaranteed mortgage securitization transaction that does not qualify as a sale as available-for-sale or trading securities. The updates to ASC 860 clarify (i) that an entity must consider all arrangements or agreements made contemporaneously or in contemplation of a transfer, (ii) the isolation analysis related to the transferor and its consolidated subsidiaries and (iii) the principle of effective control over the transferred financial asset. The updates also enhance financial statement disclosures. Revised recognition and measurement provisions are to be applied to transfers occurring on or after the effective date and the disclosure provisions are to be applied to transfers that occurred both before and after the effective date. The updates to this standard were adopted effective January 1, 2010. Except for the elimination of qualifying special-purpose entities addressed in the updates to ASC 810, "Consolidation" below, the adoption of the updates to ASC 860 did not impact the Consolidated Financial Statements.

Consolidation of Variable Interest Entities. In June 2009, the FASB updated Consolidation guidance in ASC 810 to modify certain characteristics that identify a variable interest entity ("VIE"), revise the criteria for determining the primary beneficiary of a VIE, add an additional reconsideration event to determining whether an entity is a VIE, eliminating troubled debt restructurings as an excluded reconsideration event and enhance disclosures regarding involvement with a VIE. Additionally, with the elimination of the concept of qualifying special-purpose entities ("QSPEs") in the updates to ASC 860, entities previously considered QSPEs are now within the scope of ASC 810. Entities required to consolidate or deconsolidate a VIE will recognize a cumulative effect in retained earnings for any difference in the carrying amount of the interest recognized. The Company adopted the updates to ASC 810 effective January 1, 2010. As a result of the adoption of updates to ASC 810, assets of consolidated VIEs that can be used only to settle the obligations of the VIE and liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company are presented separately on the face of the Consolidated Balance Sheets. As a result of the updates to ASC 860 eliminating the concept of QSPEs, the Company was required to consolidate a mortgage loan securitization trust that previously met the QSPE scope exception. Upon consolidation, the fair value option of measuring the assets and liabilities of the mortgage loan securitization trust at fair value was elected under ASC 825, "Financial Instruments." See Note 18, "Fair Value Measurements" for the transition adjustment related to the adoption of the updates to ASC 810 and ASC 860, which had no impact on Retained earnings, and Note 19, "Variable Interest Entities" for further discussion.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Offsetting Assets and Liabilities. In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities". This update requires disclosure of both gross and net information about instruments and transactions eligible for offset in the statement of financial position or subject to an agreement similar to a master netting arrangement. This includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. The new accounting guidance is effective beginning January 1, 2013, and should be applied retrospectively. This update will enhance the disclosure requirements for offsetting assets and liabilities but will not impact the Company's financial position, results of operations or cash flows.

Comprehensive Income. In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income". Subsequently in December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". The updates to comprehensive income guidance require all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The new accounting guidance is effective beginning January 1, 2012, and should be applied retrospectively. The adoption of these updates will impact the presentation and disclosure of the Company's financial statements but will not impact its results of operations, financial position, or cash flows.

Fair Value Measurement. In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards". This update to fair value measurement guidance addresses changes to concepts regarding performing fair value measurements including: (i) the application of the highest and best use and valuation premise; (ii) the valuation of an instrument classified in the reporting entity's shareholders' equity; (iii) the valuation of financial instruments that are managed within a portfolio; and (iv) the application of premiums and discounts. This update also enhances disclosure requirements about fair value measurements, including providing information regarding Level 3 measurements such as quantitative information about unobservable inputs, further discussion of the valuation processes used and assumption sensitivity analysis. The new accounting guidance is effective beginning January 1, 2012, and should be applied prospectively. The Company does not anticipate the adoption of this update will have a material impact on its financial statements.

Transfers and Servicing. In April 2011, the FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements". This update to transfers and servicing guidance removes from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. This update also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The new accounting guidance is effective beginning January 1, 2012, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after January 1, 2012. The adoption of this update will not have an impact on the Company's financial statements.

REVENUE RECOGNITION

Mortgage Production. Mortgage production includes the origination and sale of residential mortgage loans. Mortgage loans are originated through various channels, including relationships with financial institutions, real estate brokerage firms, and corporate clients. The Company also purchases mortgage loans originated by third parties. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of mortgage loans are recognized as earned.

Gain on mortgage loans, net includes the realized and unrealized gains and losses on Mortgage loans held for sale, as well as the changes in fair value of all loan-related derivatives, including interest rate lock commitments and freestanding loan-related derivatives.

Originated mortgage loans are principally sold directly to government-sponsored entities and other investors. Each type of mortgage loan transfer is evaluated for sales treatment through a review that includes both an accounting and a legal analysis to determine whether or not the transferred assets have been isolated from the transferor. To the extent the transfer of assets qualifies as a sale, the asset is derecognized and the gain or loss is recorded on the sale date. In the event the transfer of assets does not qualify as a sale, the transfer would be treated as a secured borrowing.

Loans are placed on non-accrual status when any portion of the principal or interest is 90 days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible.

Mortgage Servicing. Mortgage servicing involves the servicing of residential mortgage loans on behalf of the investor. Loan servicing income represents recurring servicing and other ancillary fees earned for servicing mortgage loans owned by investors as well as net reinsurance income or loss resulting from mortgage reinsurance contracts. Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgage loans and the amount paid to the investor, less guaranty fees, and interest on curtailments. Loan servicing income is receivable only out of interest collected from mortgagors and is recorded as income when collected. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected. Costs associated with loan servicing are charged to expense as incurred.

Fleet Management and Leasing. Fleet management services are provided to corporate clients and government agencies and include management and leasing of vehicles and other fee-based services for clients' vehicle fleets. Vehicles are leased primarily to corporate fleet users under open-end operating and direct financing lease arrangements where the client bears substantially all of the vehicle's residual value risk. The lease term under the open-end lease agreements provides for a minimum lease term of 12 months and after the minimum term, the leases may be continued at the lessees' election for successive monthly renewals. In limited circumstances, vehicles are leased under closed-end leases where the Company bears all of the vehicle's residual value risk. Gains or losses on the sales of vehicles under closed-end leases are recorded in Other income in the period of sale.

Lease revenues for operating leases, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Lease revenues for direct financing leases contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Direct finance leases are placed on non-accrual status when it is determined that the value of past due lease receivables will not be recoverable.

The interest component of lease revenue is determined in accordance with the pricing supplement to the respective lease agreement. The interest component of lease revenue is generally calculated on a variable-rate basis that fluctuates in accordance with changes in the variable-rate index; however, in certain circumstances, the lease may contain a fixed rate that would remain constant for the life of the lease. The depreciation component of lease revenue is based on the straight-line depreciation of the vehicle over its expected lease term. The management fee component of lease revenue is recognized on a straight-line basis over the life of the lease.

Revenue for other fleet management services is recognized as earned when such services are provided to the lessee. These services include fuel cards, accident management services and maintenance services, and revenue for these services is based on a negotiated percentage of the purchase price for the underlying products or services provided by certain third-party suppliers and is recognized when the service is provided by the supplier.

An allowance for uncollectible receivables is recorded when it becomes probable, based on the age of outstanding receivables, that the receivables will not be collected. For clients that file for bankruptcy protection, pre-petition balances are fully reserved and post-petition balances are reserved if the leases are rejected from the bankruptcy petition or if the client enters into liquidation.

Certain truck and equipment leases are originated with the intention of syndicating to banks and other financial institutions. When operating leases are sold, the underlying assets are transferred and any rights to the leases and their future leasing revenues are assigned to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, the proceeds from the sale are recorded as revenue in Fleet lease income and an expense for the undepreciated cost of the asset sold is recognized in Other operating expenses. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded in Other income. Under certain of these sales agreements, a portion of residual risk in connection with the fair value of the asset at lease termination is retained and a liability is recorded for the retention of this risk.

INCOME TAXES

The Company is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state, local and Canadian jurisdictions. A consolidated federal income tax return is filed. Depending upon the jurisdiction, the Company files consolidated or separate legal entity state and Canadian income tax returns.

Income tax expense consists of two components: current and deferred. Current tax expense represents the amount of taxes currently payable to or receivable from a taxing authority plus amounts accrued for income tax contingencies (including tax, penalty and interest). Deferred tax expense generally represents the net change in the deferred tax asset or liability balance during the year plus any change in the valuation allowance. Income tax expense excludes the tax effects related to adjustments recorded to Accumulated other comprehensive income (loss) as well as the tax effects of cumulative effects of changes in accounting principles. Interest and penalties related to income tax contingencies are recognized in Income tax expense (benefit) in the Consolidated Statements of Operations.

Deferred income taxes are determined using the balance sheet method. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Deferred tax assets and liabilities are regularly reviewed to assess their potential realization and to establish a valuation allowance when it is "more likely than not" that some portion will not be realized. Generally, any change in the valuation allowance is recorded in income tax expense; however, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded concurrently through Goodwill rather than Income tax expense (benefit).

The Company must presume that an uncertain income tax position will be examined by the relevant taxing authority and must determine whether it is more likely than not that the position will be sustained upon examination based on its technical merit. An uncertain income tax position that meets the "more likely than not" recognition threshold is then measured to determine the amount of the benefit to recognize in the financial statements. A liability is recorded for the amount of the unrecognized income tax benefit included in: (i) previously filed income tax returns and (ii) financial results expected to be included in income tax returns to be filed for periods through the date of the Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS

Marketable securities with original maturities of three months or less are included in Cash and cash equivalents.

RESTRICTED CASH, CASH EQUIVALENTS AND INVESTMENTS

Restricted cash, cash equivalents and investments primarily relates to (i) amounts specifically designated to purchase assets, repay debt and/or provide over-collateralization within asset-backed debt arrangements, (ii) funds collected and held for pending mortgage closings and (iii) accounts held in trust for the capital fund requirements of and potential claims related to mortgage reinsurance activities.

Restricted cash and cash equivalents include marketable securities with original maturities of three months or less. Restricted investments are recorded at fair value and classified as available-for-sale.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale represent loans originated or purchased and held until sold to secondary market investors. Mortgage loans are typically warehoused for a period after origination or purchase before sale into the secondary market. The servicing rights and servicing obligations of mortgage loans are generally retained upon sale in the secondary market.

Mortgage loans held for sale are measured at fair value on a recurring basis.

NET INVESTMENT IN FLEET LEASES

Net investment in fleet leases includes vehicles under operating leases and direct financing lease receivables, as well as vehicles that are in transit awaiting delivery to clients or sale. From time to time, certain direct financing lease funding structures are utilized, which include the receipt of substantial lease prepayments for lease originations by the Canadian fleet management operations.

Vehicles under operating leases are stated at cost, net of accumulated depreciation. The initial cost of the vehicles is recorded net of incentives and allowances from vehicle manufacturers. Leased vehicles are depreciated on a straight-line basis over a term that generally ranges from 3 to 6 years. Direct finance leases are stated at the net present value of future expected cash flows.

An allowance for uncollectible lease receivables is recorded as a reduction to Net investment in fleet leases when it is determined that the past due lease receivables will not be recoverable upon sale of the underlying asset. The exposure to losses typically arises from clients that file for bankruptcy protection, as pre-petition receivables are fully reserved and post-petition balances are reserved if the leases are rejected from the bankruptcy petition or if the client enters into liquidation. Chargeoffs are recorded after the leased vehicles have been disposed and final shortfall has been determined.

MORTGAGE SERVICING RIGHTS

A mortgage servicing right is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering the mortgage loan servicing portfolio. Mortgage servicing rights are created through either the direct purchase of servicing from a third party or through the sale of an originated mortgage loan. Residential mortgage loans represent the single class of servicing rights which are measured at fair value on a recurring basis.

The initial value of capitalized mortgage servicing rights is recorded as an addition to Mortgage servicing rights in the Consolidated Balance Sheets and within Gain on mortgage loans, net in the Consolidated Statements of Operations. Valuation changes adjust the carrying amount of Mortgage servicing rights in the Consolidated Balance Sheets and are recognized in Change in fair value of mortgage servicing rights in the Consolidated Statements of Operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of Other depreciation and amortization in the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of Other depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives are 30 years for buildings and range from 3 to 5 years for capitalized software, lesser of the remaining lease term or 20 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

Internal software development costs are capitalized during the application development stage. The costs capitalized relate to external direct costs of materials and services and employee costs related to the time spent on the project during the capitalization period. Capitalized software is evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of Goodwill and indefinite-lived intangible assets is assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred.

Goodwill is assessed for impairment by first performing a qualitative assessment before calculating the fair value of the reporting unit. The Company's reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. If it is determined, based upon qualitative factors, that it is more likely than not that the fair value is less than the carrying amount, the fair value of the reporting units will be estimated and compared to the carrying amounts. The fair value of reporting units may be determined using an income approach, discounted cash flows or a combination of an income approach and a market approach, wherein comparative market multiples are used.

Indefinite-lived intangible assets are comprised entirely of trademarks for all periods presented. Fair value of trademarks is determined by discounting cash flows determined from applying a hypothetical royalty rate to projected revenues associated with these trademarks.

Intangible assets subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Amortizable intangible assets included on the Consolidated Balance Sheets consist primarily of customer lists that are amortized on a straight-line basis over a 20-year period.

Costs to renew or extend recognized intangible assets are expensed as the costs are incurred.

DERIVATIVE INSTRUMENTS

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments that are measured at fair value on a recurring basis are included in Other assets or Other liabilities in the Consolidated Balance Sheets.

FAIR VALUE

A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:

> ***Level One.*** Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.
>
> ***Level Two.*** Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
>
> ***Level Three.*** Level Three inputs are unobservable inputs for the asset or liability that reflect the Company's assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company's assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company's creditworthiness and liquidity and are developed based on the best information available.

When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gain or loss recorded includes changes in fair value determined by observable factors.

Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.

Mortgage Loan Repurchase and Indemnification Liability

The Company has exposure to potential mortgage loan repurchase and indemnifications in its capacity as a loan originator and servicer. The estimation of the liability for probable losses related to repurchase and indemnification obligations considers both (i) specific, non-performing loans currently in foreclosure where the Company believes it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is estimated based upon recent and historical repurchase and indemnification trends segregated by year of origination. An estimated loss severity, based on current loss rates for similar loans, is then applied to probable repurchases and indemnifications to estimate the liability for loan repurchases and indemnifications. The liability for mortgage loan repurchases and indemnifications is included within Other liabilities in the Consolidated Balance Sheets.

Liability for Reinsurance Losses

The liability for reinsurance losses is determined based upon based upon the incurred and incurred but not reported losses provided by the primary mortgage insurance companies for loans subject to reinsurance. Additionally, an actuarial analysis of loans subject to mortgage reinsurance is used to supplement our premium deficiency analysis, which considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects the future reinsurance losses over the term of the reinsurance contract as well as the estimated incurred and incurred but not reported losses as of the end of each reporting period. The liability for reinsurance losses is included within Other liabilities in the Consolidated Balance Sheets.

Custodial Accounts

The Company has a fiduciary responsibility for servicing accounts related to customer escrow funds and custodial funds due to investors aggregating approximately $3.0 billion as of December 31, 2011 and 2010. These funds are maintained in segregated bank accounts, and these amounts are not included in the assets and liabilities presented in the Consolidated Balance Sheets. The Company receives certain benefits from these deposits, as allowable under federal and state laws and regulations. Income earned on these escrow accounts is recorded in Mortgage interest income in the Consolidated Statements of Operations.

Subsequent Events

Subsequent events are evaluated through the date of filing with the Securities and Exchange Commission. See Note 23, "Subsequent Events" for a discussion of significant subsequent events.

2. Earnings Per Share

Basic (loss) earnings per share attributable to PHH Corporation was computed by dividing Net (loss) income attributable to PHH Corporation during the period by the weighted-average number of shares outstanding during the period. Diluted (loss) earnings per share attributable to PHH Corporation was computed by dividing Net (loss) income attributable to PHH Corporation by the weighted-average number of shares outstanding, assuming all potentially dilutive common shares were issued.

The weighted-average computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method excludes the effect of securities that would be anti-dilutive, including: (i) outstanding stock-based compensation awards representing shares from restricted stock units and stock options; (ii) stock assumed to be issued related to the 2012 Convertible notes; (iii) purchased options and sold warrants related to the assumed conversion of the 2012 Convertible notes; and (iv) sold warrants related to the Company's 2014 Convertible notes. The computation also excludes the assumed issuance of the 2014 Convertible notes and related purchased options as they are currently to be settled only in cash. The Convertible Notes are further discussed in Note 10, "Debt and Borrowing Arrangements." Shares associated with anti-dilutive securities are outlined in the table below.

The following table summarizes the calculations of basic and diluted (loss) earnings per share attributable to PHH Corporation for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
	(In millions, except share and per share data)		
Net (loss) income attributable to PHH Corporation	$ (127)	$ 48	$ 153
Weighted-average common shares outstanding — basic	56,349,478	55,480,388	54,625,178
Effect of potentially dilutive securities:			
Share-based payment arrangements[1]	—	736,876	590,256
Weighted-average common shares outstanding — diluted	56,349,478	56,217,264	55,215,434
Basic (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.87	$ 2.80
Diluted (loss) earnings per share attributable to PHH Corporation	$ (2.26)	$ 0.86	$ 2.77
Antidilutive securities excluded from the computation of dilutive shares:			
Outstanding stock-based compensation awards	2,383,390	372,136	2,784,271
Assumed conversion of 2012 Convertible notes	444,935	276,576	—

(1) Represents incremental shares from restricted stock units and stock options.

Annual Report

3. Restricted Cash, Cash Equivalents and Investments

The following table summarizes Restricted cash, cash equivalents and investment balances:

	December 31, 2011	December 31, 2010
	(In millions)	
Restricted cash and cash equivalents	$ 348	$ 277
Restricted investments, at fair value	226	254
Total	$ 574	$ 531

The restricted cash related to our reinsurance activities was invested in certain debt securities as permitted under its reinsurance agreements. These restricted investments are classified as available-for-sale securities and remain in trust for capital fund requirements and potential reinsurance losses, as summarized in the following tables:

December 31, 2011	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	Weighted-average remaining maturity
			(In millions)		
Corporate securities	$ 53	$ 54	$ 1	$ —	28 mos.
Agency securities [(1)]	118	119	1	—	19 mos.
Government securities	52	53	1	—	34 mos.
Total	$ 223	$ 226	$ 3	$ —	25 mos.

December 31, 2010	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	Weighted-average remaining maturity
			(In millions)		
Corporate securities	$ 71	$ 71	$ —	$ —	30 mos.
Agency securities [(1)]	106	107	1	—	26 mos.
Government securities	76	76	—	—	28 mos.
Total	$ 253	$ 254	$ 1	$ —	27 mos.

(1) Represents bonds and notes issued by various agencies including, but not limited to, Fannie Mae, Freddie Mac and Federal Home Loan Banks.

During the year ended December 31, 2011, realized gains of $1 million from the sale of available-for-sale securities were recorded and realized losses were not significant. During the year ended December 31, 2010, the amount of realized gains and losses from the sale of available-for-sale securities was not significant.

4. Goodwill and Other Intangible Assets

Goodwill and intangible assets are recorded within the Fleet Management Services segment and consisted of:

	December 31, 2011			December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In millions)			
Amortized intangible assets:						
Other Assets:						
Customer lists	$ 40	$ 23	$ 17	$ 40	$ 20	$ 20
Other	13	12	1	13	12	1
Total	$ 53	$ 35	$ 18	$ 53	$ 32	$ 21
Unamortized intangible assets:						
Goodwill	$ 25			$ 25		
Other Assets:						
Trademarks	15			15		
Total	$ 40			$ 40		

Amortization expense included within Other depreciation and amortization relating to intangible assets was as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Customer lists	$ 3	$ 2	$ 2
Other	—	—	—
Total	$ 3	$ 2	$ 2

Based on the amortizable intangible assets as of December 31, 2011, estimated future amortization expense is expected to approximate $2 million for each of the next five fiscal years.

Annual Report

5. Transfers and Servicing of Mortgage Loans

Residential mortgage loans are sold through one of the following methods: (i) sales to or pursuant to programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae, or (ii) sales to private investors. During the year ended December 31, 2011, 92% of mortgage loan sales were to the GSEs and the remaining 8% were sold to private investors.

The Company may have continuing involvement in mortgage loans sold by retaining one or more of the following: servicing rights and servicing obligations, recourse obligations and/or beneficial interests (such as interest-only strips, principal-only strips, or subordinated interests). The Company is exposed to interest rate risks through its continuing involvement with mortgage loans sold, including mortgage servicing and other retained interests, as the value of those instruments fluctuate as changes in interest rates impact borrower prepayments on the underlying mortgage loans. See Note 6, "Derivatives" for additional information regarding interest rate risk. During the years ended December 31, 2011 and 2010, the Company did not retain any interests from sales or securitizations other than mortgage servicing rights.

During the year ended December 31, 2011, Mortgage servicing rights ("MSRs") were retained on approximately 94% of mortgage loans sold. Conforming conventional loans serviced are sold or securitized through Fannie Mae or Freddie Mac programs. Such servicing is generally performed on a non-recourse basis, whereby foreclosure losses are the responsibility of Fannie Mae or Freddie Mac. Government loans serviced are generally sold or securitized through Ginnie Mae programs and are either insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Department of Veteran Affairs. Additionally, non-conforming mortgage loans are serviced for various private investors on a non-recourse basis.

A majority of mortgage loans are sold on a non-recourse basis; however, representations and warranties have been made that are customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets. See Note 13, "Credit Risk" for a further description of representation and warranty obligations.

The total servicing portfolio consists of loans associated with capitalized mortgage servicing rights, loans held for sale, and the servicing portfolio associated with loans subserviced for others. The total servicing portfolio, including loans subserviced for others was $182.4 billion, $166.1 billion, and $151.5 billion as of December 31, 2011, 2010 and 2009, respectively. Mortgage servicing rights recorded in the Consolidated Balance Sheets are related to the capitalized servicing portfolio, and are created either through the direct purchase of servicing from a third party, or through the sale of an originated loan.

The activity in the loan servicing portfolio associated with capitalized servicing rights consisted of:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Balance, beginning of period	$ 134,753	$ 127,700	$ 129,078
Additions	37,503	32,940	27,739
Payoffs, sales and curtailments	(25,168)	(25,887)	(29,117)
Balance, end of period	$ 147,088	$ 134,753	$ 127,700

The activity in capitalized MSRs consisted of:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Balance, beginning of period	$ 1,442	$ 1,413	$ 1,282
Additions	500	456	497
Changes in fair value due to:			
Realization of expected cash flows	(223)	(261)	(391)
Changes in market inputs or assumptions used in the valuation model	(510)	(166)	111
Sales	—	—	(86)
Balance, end of period	$ 1,209	$ 1,442	$ 1,413

The value of MSRs is driven by the net positive cash flows associated with servicing activities. These cash flows include contractually specified servicing fees, late fees and other ancillary servicing revenue and were recorded within Loan servicing income as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Net service fee revenue	$ 440	$ 401	$ 422
Late fees	20	20	18
Other ancillary servicing revenue [1]	41	45	40

(1) Includes a $3 million gain on the sale of excess servicing during the year ended December 31, 2009.

As of December 31, 2011 and 2010, the MSRs had a weighted-average life of approximately 4.2 years and 5.7 years, respectively. Approximately 67% and 70% of the MSRs associated with the loan servicing portfolio were restricted from sale without prior approval from private-label clients or investors as of December 31, 2011 and 2010, respectively. See Note 18, "Fair Value Measurements" for additional information regarding the valuation of MSRs.

The following table sets forth information regarding cash flows relating to loan sales in which the Company has continuing involvement:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Proceeds from new loan sales or securitizations	$ 38,308	$ 33,756	$ 28,000
Servicing fees received [1]	440	401	422
Other cash flows on retained interests [2]	—	1	4
Purchases of delinquent or foreclosed loans [3]	(46)	(61)	(65)
Servicing advances [4]	(1,678)	(1,455)	(1,085)
Repayment of servicing advances	1,616	1,398	1,050

(1) Excludes late fees and other ancillary servicing revenue.

(2) Represents cash flows received on retained interests other than servicing fees.

(3) Excludes indemnification payments to investors and insurers of the related mortgage loans.

(4) As of December 31, 2011 and 2010, outstanding servicing advance receivables of $247 million and $187 million, respectively, were included in Accounts receivable, net.

During the years ended December 31, 2011, 2010 and 2009, pre-tax gains of $605 million, $666 million and $582 million, respectively, related to the sale or securitization of residential mortgage loans were recognized in Gain on mortgage loans, net in the Consolidated Statements of Operations.

6. Derivatives

The Company did not have any derivative instruments designated as hedging instruments as of and during the years ended December 31, 2011 or 2010. The following is a description of the risk management policies related to market and foreign exchange risks.

MARKET RISK

The Company's principal market exposure is to interest rate risk, specifically long-term U.S. Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. From time to time various financial instruments are used to manage and reduce this risk, including swap contracts, forward delivery commitments on mortgage-backed securities or whole loans, futures and options contracts.

Interest Rate Lock Commitments. Interest rate lock commitments ("IRLCs") represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. Forward delivery commitments on mortgage-backed securities or whole loans and options on forward contracts are used to manage the interest rate and price risk. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. See Note 18, "Fair Value Measurements" for further discussion regarding IRLCs.

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on Mortgage loans held for sale from the loan funding date until the date the loan is sold into the secondary market. Forward delivery commitments on mortgage-backed securities or whole loans are primarily used to fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Forward delivery commitments may not be available for all products that the Company originates; therefore, a combination of derivative instruments, including forward delivery commitments for similar products, may be used to minimize the interest rate and price risk. See Note 18, "Fair Value Measurements" for additional information regarding mortgage loans and related forward delivery commitments.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") are subject to substantial interest rate risk as the mortgage notes underlying the servicing rights permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. The amount and composition of derivatives used, if any, will depend on the exposure to loss of value on the MSRs, the expected cost of the derivatives, expected liquidity needs, and the expected increase to earnings generated by the origination of new loans resulting from the decline in interest rates. This serves as an economic hedge of the MSRs, which provides a benefit when increased borrower refinancing activity results in higher production volumes, which would partially offset declines in the value of the MSRs thereby reducing the need to use derivatives. The benefit of this economic hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, this benefit may not be realized under certain circumstances regardless of the change in interest rates.

During the year ended December 31, 2011, the Company executed certain derivative transactions to serve as an economic hedge of a portion of the interest rate risk associated with its MSRs. The Company entered into these derivative transactions to ensure that there would be sufficient capacity under its debt facilities to fund higher origination volumes given the declining mortgage rates, while maintaining compliance with the leverage covenants in its debt agreements. The increase in mortgage asset-backed debt, coupled with the decline in value of MSRs resulting from lower mortgage rates, could have the effect of increasing the indebtedness to tangible net worth ratio in the short term.

As of and during the years ended December 31, 2010 and 2009, there were no derivatives used to offset potential adverse changes in the fair value of MSRs that could affect reported earnings.

Debt. The Company may use various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies may include swaps and interest rate caps. To more closely match the characteristics of the related assets, including the net investment in variable-rate lease assets, either variable-rate debt or fixed-rate debt is issued, which may be swapped to variable LIBOR-based rates.

In conjunction with the issuance of the 2014 Convertible notes the conversion option (derivative liability) and purchased options (derivative asset) were issued, each of which are indexed to the Company's Common stock. The conversion option and purchased options are recognized in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense. The conversion option allowed the Company to reduce the coupon rate of the 2014 Convertible notes and the associated semiannual interest payments. The purchased options and sold warrants are intended to reduce the potential dilution to the Company's Common stock upon conversion of the 2014 Convertible notes and generally have the effect of increasing the conversion price from $25.805 to $34.74 per share. See Note 10, "Debt and Borrowing Arrangements" for further discussion regarding the 2014 Convertible notes and the related conversion option, purchased options and sold warrants.

FOREIGN EXCHANGE RISK

The Company has exposure to foreign exchange risk through: (i) our investment in our Canadian operations; (ii) any U.S. dollar borrowing arrangements we may enter into to fund Canadian dollar denominated leases and operations; and (iii) any foreign exchange forward contracts that we may enter into. Currency swap agreements are used to manage such risk.

DERIVATIVE ACTIVITY

Derivative instruments are recorded in Other assets and Other liabilities in the Consolidated Balance Sheets. The following table presents the balances of outstanding derivative instruments on a gross basis and the application of counterparty and collateral netting:

	December 31, 2011			December 31, 2010		
	Asset	Liability	Notional	Asset	Liability	Notional
	(In millions)					
Interest rate lock commitments	$ 184	$ —	$ 7,095	$ 42	$ 46	$ 7,328
Forward delivery commitments: [1]						
Not subject to master netting arrangements	6	27	3,897	61	14	4,703
Subject to master netting arrangements[2]	32	100	11,893	248	68	16,438
Option contracts	2	—	845	—	—	—
MSR-related agreements	6	—	1,100	—	—	—
Interest rate contracts	1	1	477	4	—	653
Convertible note-related agreements[3]	4	4	—	54	54	—
Foreign exchange contracts	—	—	—	—	—	30
Total, gross	235	132		409	182	
Netting adjustments:						
Offsetting receivables/payables	(32)	(32)		(241)	(241)	
Cash collateral paid/received	(6)	(54)		—	190	
Total, net	$ 197	$ 46		$ 168	$ 131	

(1) The net notional amount of Forward delivery commitments was $8.3 billion and $10.3 billion as of December 31, 2011 and 2010, respectively.

(2) Represents derivative instruments that are executed with the same counterparties and subject to master netting arrangements. Forward delivery commitments subject to netting shown above were presented in the Consolidated Balance Sheets as follows:

	December 31, 2011		December 31, 2010	
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
	(In millions)			
Other Assets	$ —	$ —	$ 10	$ 3
Other Liabilities	32	100	238	65
Total	$ 32	$ 100	$ 248	$ 68

(3) The notional amount of derivative instruments related to the issuance of the 2014 Convertible notes was 9.6881 million shares of the Company's Common stock as of December 31, 2011 and 2010.

As of December 31, 2011, cash collateral posted for derivative agreements that did not qualify for net presentation was $13 million, which was included in Other assets in the Consolidated Balance Sheets. As of December 31, 2010, there were no amounts posted as collateral that did not qualify for net presentation.

The following table summarizes the gains (losses) recorded in the Consolidated Statements of Operations for derivative instruments:

	Year Ended December 31, 2011	2010	2009
	(In millions)		
Gain on mortgage loans, net:			
IRLCs	$ 1,353	$ 1,212	$ 667
Forward delivery commitments	(402)	(132)	(30)
Options contracts	(25)	(26)	—
Net derivative loss related to mortgage servicing rights:			
MSR-related agreements	(3)	—	—
Fleet interest expense:			
Interest rate contracts	(3)	(6)	(3)
Foreign exchange contracts	(7)	(11)	(41)

7. Vehicle Leasing Activities

The following tables summarize the components of Net investment in fleet leases:

	December 31, 2011	2010
	(In millions)	
Operating Leases:		
Vehicles under open-end operating leases	$ 8,058	$ 7,601
Vehicles under closed-end operating leases	176	208
Vehicles under operating leases	8,234	7,809
Less: Accumulated depreciation	(5,097)	(4,671)
Net investment in operating leases	3,137	3,138
Direct Financing Leases:		
Lease payments receivable	81	106
Less: Unearned income	(1)	(3)
Net investment in direct financing leases	80	103
Off-Lease Vehicles:		
Vehicles not yet subject to a lease	290	248
Vehicles held for sale	16	7
Less: Accumulated depreciation	(8)	(4)
Net investment in off-lease vehicles	298	251
Total	$ 3,515	$ 3,492

	December 31, 2011	2010
Vehicles under open-end leases	97 %	97 %
Vehicles under closed-end leases	3 %	3 %
Vehicles under variable-rate leases	82 %	80 %
Vehicles under fixed-rate leases	18 %	20 %

Annual Report

The following table presents the future minimum lease payments to be received as of December 31, 2011. Amounts presented include the monthly payments for the unexpired portion of the minimum lease term, which is 12 months under open-end lease agreements, and the residual value guaranteed by the lessee during the minimum lease term. The interest component included in future minimum payments is based on the rate in effect at the inception of each lease.

	Future Minimum Lease Payments	
	Operating Leases	Direct Financing Leases
	(In millions)	
2012	$ 1,009	$ 41
2013	32	6
2014	21	3
2015	12	2
2016	5	1
Thereafter	3	4
Total	$ 1,082	$ 57

Contingent rentals include amounts for excess mileage, wear and tear, early termination fees, and, for variable-rate leases, changes in interest rates subsequent to lease inception. Contingent rentals are recorded in Fleet lease income in the Consolidated Statements of Operations. Contingent rentals from operating leases were $1 million and $(9) million for the years ended December 31, 2011 and 2009, respectively, and were not significant for the year ended December 31, 2010. Contingent rentals from direct financing leases were not significant.

8. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of:

	December 31,	
	2011	2010
	(In millions)	
Furniture, fixtures and equipment	$ 92	$ 76
Capitalized software	138	118
Building and leasehold improvements	14	10
	244	204
Less: Accumulated depreciation and amortization	(180)	(158)
Total	$ 64	$ 46

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of:

	December 31,	
	2011	2010
	(In millions)	
Accounts payable	$ 304	$ 278
Repurchase eligible loans(1)	81	134
Accrued payroll and benefits	56	42
Accrued interest	37	37
Other	26	30
Total	$ 504	$ 521

(1) Repurchase eligible loans represent sold mortgage loans that are held by investors where the Company has the right, but not the obligation, to repurchase the loan. Corresponding assets related to the loan balances of $81 million and $134 million were recorded within Other assets in the Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively.

10. Debt and Borrowing Arrangements

The following table summarizes the components of Debt:

	December 31, 2011		December 31, 2010	
	Balance	Wt. Avg-Interest Rate[1]	Balance	Wt. Avg-Interest Rate[1]
	(In millions)			
Term notes, in amortization	$ 1,196	2.1 %	$ 1,167	2.2 %
Term notes, in revolving period	374	1.6 %	989	2.0 %
Variable-funding notes	1,516	1.4 %	871	1.9 %
Other	32	5.1 %	39	5.1 %
Vehicle Management Asset-Backed Debt	3,118		3,066	
Committed warehouse facilities	2,313	2.0 %	2,419	2.1 %
Uncommitted warehouse facilities	44	1.2 %	1,290	1.2 %
Servicing advance facility	79	2.8 %	68	2.8 %
Mortgage Asset-Backed Debt	2,436		3,777	
Term notes	879	8.2 %	782	8.1 %
Convertible notes	460	4.0 %	430	4.0 %
Credit facilities	—	—%	—	—%
Unsecured Debt	1,339		1,212	
Mortgage loan securitization debt certificates, at fair value[2]	21	7.0 %	30	7.0 %
Total	$ 6,914		$ 8,085	

(1) Represents the weighted-average stated interest rate of the facilities as of the respective date, which may be different from the effective rate due to the amortization of premiums, discounts and issuance costs. Facilities are variable-rate, except for the Term notes, Convertible notes, and Mortgage loan securitization debt certificates which are fixed-rate.

(2) Cash flows of securitized mortgage loans support payment of the debt certificates and creditors of the securitization trust do not have recourse to the Company.

The fair value of debt was $6.8 billion and $8.2 billion as of December 31, 2011 and 2010, respectively.

Assets held as collateral that are not available to pay the Company's general obligations as of December 31, 2011 consisted of:

	Vehicle Asset-Backed Debt	Mortgage Asset-Backed Debt
	(In millions)	
Restricted cash and cash equivalents	$ 311	$ 7
Accounts receivable	58	92
Mortgage loans held for sale (unpaid principal balance)	—	2,423
Net investment in fleet leases	3,404	—
Total	$ 3,773	$ 2,522

Annual Report

The following table provides the contractual debt maturities as of December 31, 2011:

	Vehicle Asset-Backed Debt(1)	Mortgage Asset-Backed Debt	Unsecured Debt	Mortgage Loan Securitization Debt Certificates	Total
			(In millions)		
Within one year	$ 995	$ 2,436	$ 250	$ 6	$ 3,687
Between one and two years	841	—	421	5	1,267
Between two and three years	731	—	250	5	986
Between three and four years	414	—	—	4	418
Between four and five years	56	—	450	3	509
Thereafter	85	—	8	—	93
	$ 3,122	$ 2,436	$ 1,379	$ 23	$ 6,960

(1) Maturities of vehicle management asset-backed notes, a portion of which are amortizing in accordance with their terms, represent estimated payments based on the expected cash inflows related to the securitized vehicle leases and related assets.

On December 21, 2011, Standard & Poors downgraded the Company's long term debt rating from BB+ to BB-. The Company completed the year ended December 31, 2011 with $414 million of Cash and cash equivalents and $509 million of unsecured capacity under the Amended Credit Facility. The Company has developed a liquidity and capital plan to address unsecured debt maturities subsequent to 2012 with a focus on efforts to ensure that its operations are cash flow positive and may seek to dispose of certain assets or seek alternative funding sources.

In January 2012, the Company completed an offering of $250 million of Convertible Senior Notes due 2017. See Note 23, "Subsequent Events" for further discussion.

Capacity under all borrowing agreements is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. Available capacity under asset-backed funding arrangements may be further limited by asset eligibility requirements. Available capacity under committed asset-backed debt arrangements and unsecured credit facilities as of December 31, 2011 consisted of:

	Capacity	Utilized Capacity	Available Capacity
		(In millions)	
Vehicle Management Asset-Backed Debt:			
Term notes, in revolving period	$ 374	$ 374	$ —
Variable-funding notes	2,084	1,516	568
Mortgage Asset-Backed Debt:			
Committed warehouse facilities	3,615	2,313	1,302
Servicing advance facility	120	79	41
Unsecured Credit facilities(1)	530	16	514

(1) Utilized capacity reflects $16 million of letters of credit issued under the Amended Credit Facility, which are not included in Debt in the Consolidated Balance Sheet.

Capacity for Mortgage asset-backed debt shown above excludes $2.2 billion not drawn under uncommitted facilities.

VEHICLE MANAGEMENT ASSET-BACKED DEBT

Vehicle management asset-backed debt primarily represents variable-rate debt issued by a wholly owned subsidiary, Chesapeake Funding LLC ("Chesapeake"), to support the acquisition of vehicles by the Fleet Management Services segment's U.S. leasing operations and debt issued by the consolidated special purpose trust, Fleet Leasing Receivables Trust ("FLRT"), the Canadian special purpose trust, used to finance leases originated by the Canadian fleet operation. Vehicle-management asset-backed debt structures may provide creditors an interest in: (i) a pool of master leases or a pool of specific leases; (ii) the related vehicles under lease; and/or (iii) the related receivables billed to clients for the monthly collection of lease payments and ancillary service revenues (such as fuel and maintenance services). This interest is generally granted to a specific series of note holders either on a pro-rata basis relative to their share of the total outstanding debt issued through the facility or through a direct interest in a specific pool of leases. Repayment of the obligations of the facilities is non-recourse to the Company and is sourced from the monthly cash flow generated by lease payments and ancillary service payments made under the terms of the related master lease contracts.

Vehicle management asset-backed debt includes Term notes, which provide a fixed funding amount at the time of issuance, or Variable-funding notes under which the committed capacity may be drawn upon as needed during a commitment period, which is typically 364 days in duration. The available capacity under Variable-funding notes may be used to fund future amortization of other Vehicle management asset-backed debt or to fund growth in Net investment in fleet leases during the term of the commitment.

As with Variable-funding notes, certain Term notes may contain provisions that allow the outstanding debt to revolve for specified periods of time. During these revolving periods, the monthly collection of lease payments allocable to each outstanding series is available to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration of the revolving period, the repayment of principal commences, and the monthly allocated lease payments are applied to the notes until they are paid in full. During the amortization period, the monthly collection of lease payments allocable to the series in amortization must be used to make repayments on each series of the notes through the earlier of (i) 125 months following the commencement of the amortization period, or (ii) when the respective series of notes are paid in full. The repayments are allocated to each series of amortizing notes based upon the outstanding balance of those notes relative to all other outstanding series notes issued by Chesapeake as of the commencement of the amortization period. The amount of monthly lease collections allocated to the repayment of principal on amortizing notes is calculated after the payment of interest, servicing fees, administrator fees and servicer advance reimbursements.

Term Notes

On September 28, 2011, Chesapeake issued $335 million of Series 2011-2 Term notes. Proceeds from the notes were used to pay down a portion of the Series 2010-1 Notes and Series 2011-1 Notes.

As of December 31, 2011, Term notes outstanding that are revolving in accordance with their terms are Chesapeake Series 2010-1 Class B Note, 2011-1 Class B Note and 2011-2. Expiration dates of the revolving periods range from June 27, 2012 to September 19, 2013.

As of December 31, 2011, Term notes outstanding that are amortizing in accordance with their terms are Chesapeake Series 2009-1, 2009-2, 2009-3 and 2009-4 and the FLRT Series 2010-1. Final repayment dates of Term notes in their amortization period range from September 7, 2012 to July 7, 2014.

Variable-funding Notes

On December 28, 2011, the 2010-1 and 2011-1 Series Indenture Supplements of Chesapeake were amended to increase the aggregate available commitments.

On June 29, 2011, the 2010-1 Series Indenture Supplement of Chesapeake was amended and the Series 2011-1 Indenture Supplement was entered into. Proceeds of the Series 2011-1 Variable-funding notes were used to pay down the outstanding balance of the Series 2010-1 Variable-funding notes. In addition, the maturity of the Series 2010-1 Variable-funding notes was extended and the total committed funding available to Chesapeake was increased.

As a result of these amendments, pursuant to the 2010-1 and 2011-1 Supplements, Chesapeake may issue up to $875 million and $625 million, respectively, in aggregate principal under commitments provided by a syndicate of lenders. As of December 31, 2011, commitments under the 2010-1 and 2011-1 Supplements are scheduled to expire on June 27, 2012 and June 27, 2013, respectively, but are renewable subject to agreement by the parties. If the scheduled expiration date of the commitments is not extended, the notes' amortization period will begin.

On August 31, 2011, the Series 2010-2 Indenture Supplement of the FLRT facility was amended to extend the maturity date to August 30, 2012. The facility was also amended on November 1, 2011 to increase capacity to $584 million. The commitments of this facility are renewable subject to agreement by the parties.

MORTGAGE ASSET-BACKED DEBT

Mortgage asset-backed debt primarily represents variable-rate warehouse facilities to support the origination of mortgage loans, which provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the terms of the facility. The source of repayment of the facilities is typically from the sale or securitization of the underlying loans into the secondary mortgage market. These facilities are typically 364-day facilities, and as of December 31, 2011, the range of maturity dates for committed facilities is April 1, 2012 to December 15, 2012.

Committed Facilities

As of December 31, 2011, the Company has outstanding committed mortgage warehouse facilities with the Royal Bank of Scotland, plc, Credit Suisse First Boston Mortgage Capital LLC, Ally Bank, Bank of America, Wells Fargo Bank, N.A., Barclays Bank PLC and Fannie Mae.

On December 15, 2011, the $1.0 billion committed facility with Fannie Mae was renewed. As discussed below under "Covenants", due to the December 21, 2011 S&P ratings action, as of December 31, 2011, Fannie Mae may terminate the committed facility or waive its termination rights. The Company is currently in discussions concerning proposed amendments to our various agreements with Fannie Mae, including the committed early funding facility agreement.

On December 13, 2011, facilities with $500 million of aggregate commitments were entered into with Barclays Bank PLC, including a PHH Mortgage warehouse facility, a PHH Mortgage gestation facility and a PHH Home loans warehouse facility, pursuant to master repurchase agreements and certain related agreements.

On December 1, 2011, the variable-rate committed facility of PHH Home Loans with Ally Bank was amended to reduce the committed capacity to $75 million and to extend the maturity date from December 1, 2011 to April 1, 2012, provided that no new loans can be funded after March 1, 2012.

On October 13, 2011, the committed mortgage repurchase facility with Bank of America was amended to renew $400 million of committed borrowing capacity through October 11, 2012, with the option to renew the agreement for an additional year.

On August 12, 2011, committed 364-day variable-rate mortgage repurchase facilities were entered into with Wells Fargo by PHH Mortgage and PHH Home Loans, with $300 million and $150 million capacity, respectively, pursuant to master repurchase agreements and certain related agreements.

On June 24, 2011, the variable-rate committed mortgage repurchase facility with the Royal Bank of Scotland, plc was amended to reduce the committed capacity to $500 million and was extended to June 22, 2012, among other provisions.

On May 25, 2011, the committed variable-rate mortgage repurchase facilities with Credit Suisse First Boston Mortgage Capital, LLC were extended to May 23, 2012, with the option to renew the agreements for an additional year.

Uncommitted Facilities

The Company has outstanding uncommitted mortgage repurchase facilities with Fannie Mae and RBS.

The Fannie Mae uncommitted facility has total capacity of up to $3.0 billion as of December 31, 2011, less certain amounts outstanding under the $1.0 billion committed Fannie Mae facility.

On June 24, 2011, the Company entered into a $200 million variable-rate uncommitted facility with the Royal Bank of Scotland, plc.

Servicing Advance Facility

The Company has a committed facility with Fannie Mae that provides for the early reimbursement of certain servicing advances made on behalf of Fannie Mae.

UNSECURED DEBT

Term Notes

As of December 31, 2011, Term Notes include $450 million of 9.25% Senior notes due March 1, 2016 that have been registered under a public registration statement and $421 million of Medium-term notes due in 2013.

On December 12, 2011, the Company issued $100 million aggregate principal amount of 9.25% Senior Notes due 2016 under an existing indenture, dated as of August 11, 2010. Following the reopening, the aggregate principal amount of the 9.25% Senior Notes due 2016 was $450 million. The Company intends to use the net proceeds of this offering, along with cash on hand, to repay at or prior to maturity the outstanding aggregate principal amount of our 4.0% Convertible Notes due April 15, 2012.

The effective interest rate of the term notes, which includes the accretion of the discount and issuance costs, was 8.5% as of December 31, 2011. The range of maturity dates for the term notes is March 1, 2013 to April 15, 2018.

Credit Facilities

Credit facilities primarily represents an Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. The facility has $525 million of commitments which are scheduled to expire on February 29, 2012. Provided certain conditions are met, the Company may extend the commitments for an additional year at its request. These conditions include, among others, the payment of extension fees and the maintenance minimum liquidity of at least $250 million as of February 29, 2012. Minimum liquidity, as defined in the agreement, is the sum of unrestricted cash and cash equivalents plus available capacity under the facility less the unpaid balance of the 2012 Convertible Notes.

Convertible Notes

Convertible notes include a private offering of $250 million of 4% notes with a maturity date of September 1, 2014 and a private offering of 4.0% notes with a maturity date of April 15, 2012. The convertible notes are senior unsecured obligations, which rank equally with all existing and future senior debt of the Company. The 2014 and 2012 convertible notes are governed by indentures dated September 29, 2009 and April 2, 2008, respectively, with The Bank of New York Mellon, as trustee. The Company may not redeem the 2014 or 2012 notes prior to their maturity.

The effective interest rate of the convertible notes, which includes the accretion of the original issue discount and issuance costs is 12.7%. As of December 31, 2011 and 2010, the carrying amount of the notes is net of an unamortized discount of $40 million and $70 million, respectively, which is being accreted to Mortgage interest expense in the Consolidated Statements of Operations.

Conversion:
Holders of the 2012 convertible notes may convert all or any portion of the notes at any time through the third business day immediately preceding their maturity on April 15, 2012.

Holders of the 2014 convertible notes may convert all or any portion of the notes at any time (i) in the event of the occurrence of certain triggering events related to the price of the notes, the price of the Company's Common stock or certain corporate events or (ii) from, and including, March 1, 2014 through the third business day immediately preceding their maturity on September 1, 2014.

The conversion prices of the 2014 and 2012 notes are $25.805 per share and $20.50 per share, respectively.

Subject to certain exceptions, the holders of the convertible notes may require the Company to repurchase all or a portion of their notes upon a fundamental change, as defined under the respective indentures. The Company will generally be required to increase the conversion rate for holders that elect to convert their notes in connection with a make-whole fundamental change, or upon the occurrence of certain events.

The 2014 notes currently may only be settled in cash upon conversion because the Company has not sought shareholder approval, as required by the New York Stock Exchange, to allow for the to the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares.

Upon conversion of the 2012 notes, the Company will deliver the principal portion in cash and, if the conversion price calculated for each business day over a period of 60 consecutive business days exceeds the principal amount (the "Conversion Premium"), shares of its Common stock or cash for the Conversion Premium.

There have been no conversions of the 2014 and 2012 notes since issuance.

Related derivatives:
The Company entered into hedging transactions in connection with the issuance of the notes, including transactions with respect to the Conversion Premium (or, purchased options) and warrant transactions whereby the Company sold warrants to acquire, subject to certain anti-dilution adjustments, shares of its Common stock. The purchased options and sold warrants are intended to reduce the potential dilution of the Company's Common stock upon conversion. The initial conversion rates were 38.7522 shares and 48.7805 shares per $1,000 principal amount for the 2014 and 2012 notes, respectively. Based on the initial conversion rates, these transactions generally have the effect of increasing the conversion price for the 2014 and 2012 notes to $34.74 per share and $27.20 per share, respectively.

The Company determined that at the time of issuance that the conversion option and purchased options related to the 2014 notes did not meet all the criteria for equity classification based on the settlement terms of the notes. The conversion option and purchased options are recognized as derivatives and are presented in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the Consolidated Financial Statements. See Note 6, "Derivatives" in these Notes to Consolidated Financial Statements for additional information regarding the conversion option and purchased options.

The sold warrants associated with the 2014 notes and the sold warrants, conversion option and purchased options associated with the 2012 notes meet all the criteria for equity classification because they are indexed to the Company's stock. As such, these derivative instruments are recorded within Additional paid-in capital and have no impact on the Consolidated Statements of Operations.

Debt Covenants

Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on indebtedness of the Company and its material subsidiaries, mergers, liens, liquidations, sale and leaseback transactions, and restrictions on certain types of payments, including dividends and stock repurchases.

Among other covenants, the Amended Credit Facility, the RBS repurchase facility, the CSFB Mortgage repurchase facility, the Bank of America repurchase facility, the Wells Fargo Mortgage repurchase facility and the Barclays repurchase facility require that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 6.5:1. These facilities contain the most restrictive net worth and debt to equity covenants; however, certain other outstanding debt agreements contain debt to equity covenants that are less restrictive.

The Amended Credit Facility, the Bank of America repurchase facility, the RBS repurchase facility and the CSFB Mortgage repurchase facility require the Company to maintain a minimum of $1.0 billion in committed mortgage repurchase or warehouse facilities, with no more than $500 million of gestation facilities included towards the minimum, excluding the uncommitted facilities provided by Fannie Mae.

As of December 31, 2011, the Company was in compliance with all financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure certain of such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain agreements and instruments would trigger cross-default provisions under certain of its other agreements and instruments.

Fannie Mae has the right to terminate its $1.0 billion committed early funding agreement as long as our credit rating by S&P remains below BB or if our credit rating by Moodys falls below Ba2. As a result of the downgrade of the Company's senior unsecured debt rating to BB-, as of December 31, 2011 Fannie Mae has the option to terminate the Committed Funding Letter Agreement, or make changes to our agreements including, without limitation, (i) a reduction or elimination of the use of certain Fannie Mae products or programs, (ii) the modification of certain legal agreements, and (iii) the exercise of certain contractual rights by Fannie Mae intended to reduce Fannie Mae's counterparty risk exposure. The Company is currently in discussions concerning proposed amendments to our various agreements with Fannie Mae, including the committed early funding facility agreement.

None of our other committed financing facilities are subject to termination, acceleration, modification, collateral posting, or adverse price changes solely as a result of the downgrade of our unsecured debt ratings by S&P.

See Note 15, "Stock-Related Matters" in these Notes to Consolidated Financial Statements for information regarding restrictions on the Company's ability to pay dividends pursuant to certain debt arrangements.

11. Pension and Other Post Employment Benefits

Defined Contribution Savings Plans. The Company and PHH Home Loans sponsor separate defined contribution savings plans that provide certain eligible employees an opportunity to accumulate funds for retirement. Contributions of participating employees are matched on the basis specified by these plans. The cost for contributions to these plans was $9 million during the years ended December 31, 2011, 2010 and 2009, respectively and was included in Salaries and related expenses in the Consolidated Statements of Operations.

Defined Benefit Pension Plan and Other Employee Benefit Plan. The Company sponsors a domestic non-contributory defined benefit pension plan, which covers certain eligible employees. Benefits are based on an employee's years of credited service and a percentage of final average compensation, or as otherwise described by the plan. In addition, a post employment benefits plan is maintained for retiree health and welfare for certain eligible employees. Both the defined benefit pension plan and the other post employment benefits plan are frozen plans, wherein the plans only accrue additional benefits for a very limited number of employees.

The measurement date for all benefit obligations and plan assets is December 31. The following table provides benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Other Post Employment Benefits	
	2011	2010	2011	2010
	(In millions)			
Benefit obligation — December 31	$ 44	$ 38	$ 2	$ 2
Fair value of plan assets — December 31	31	31	—	—
Unfunded status	(13)	(7)	(2)	(2)
Unfunded pension liability recorded in Accumulated other comprehensive income (loss):				
Net loss	19	13	—	—
Net amount recognized — December 31	$ 6	$ 6	$ (2)	$ (2)

During the years ended December 31, 2011, 2010 and 2009, both the net periodic benefit cost related to the defined benefit pension plan and the expense recorded for the other post employment benefits plan were not significant.

As of December 31, 2011, future expected benefit payments to be made from the defined benefit pension plan's assets, which reflect expected future service, are $2 million in the years ending December 31, 2012 through 2016 and $12 million for the five years ending December 31, 2021.

The Company's policy is to contribute amounts to the defined benefit pension plan sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws and additional amounts at the discretion of the Company. Contributions of $1 million were made to the plan during the years ended December 31, 2011 and 2010. An estimate of the expected contributions to the defined benefit pension plan is $1 million for the year ending December 31, 2012.

12. Income Taxes

The following table summarizes Income tax (benefit) expense:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Current:			
Federal	$ —	$ —	$ (28)
State	(1)	7	1
Foreign	10	5	11
Income tax contingencies:			
Change in income tax contingencies	(6)	—	—
Interest and penalties	(1)	1	—
Total current income tax expense (benefit)	2	13	(16)
Deferred:			
Federal	(90)	27	109
State	(9)	—	20
Foreign	(3)	(1)	(6)
Total deferred income tax (benefit) expense	(102)	26	123
Income tax (benefit) expense	$ (100)	$ 39	$ 107

The following table summarizes (Loss) income before income taxes:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Domestic operations	$ (220)	$ 102	$ 265
Foreign operations	18	13	15
(Loss) income before income taxes	$ (202)	$ 115	$ 280

No provision has been made for federal deferred taxes on approximately $112 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2011 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized federal deferred tax liability for unremitted earnings is not practicable.

Deferred tax assets and liabilities represent the basis differences between assets and liabilities measured for financial reporting versus for income-tax returns purposes. The following table summarizes the significant components of deferred tax assets and liabilities:

	December 31,	
	2011	2010
	(In millions)	
Deferred tax assets:		
Accrued liabilities, provisions for losses and deferred income	$ 77	$ 69
Federal loss carryforwards and credits	451	271
State loss carryforwards and credits	58	55
Alternative minimum tax credit carryforward	23	24
Other	8	10
Gross deferred tax assets	617	429
Valuation allowance	(44)	(54)
Deferred tax assets, net of valuation allowance	573	375
Deferred tax liabilities:		
Originated mortgage servicing rights	306	397
Purchased mortgage servicing rights	84	66
Depreciation and amortization	809	640
Deferred tax liabilities	1,199	1,103
Net deferred tax liability	$ 626	$ 728

The deferred tax assets valuation allowance primarily relates to state loss carryforwards. The valuation allowance will be reduced when and if it is determined that it is more likely than not that all or a portion of the deferred tax assets will be realized. The federal and state loss carryforwards will expire from 2014 to 2032 and from 2012 to 2032, respectively.

The total alternative minimum tax credit is not subject to limitations, and primarily consists of credits of $23 million existing at the time of the spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) that are available to the Company. As of December 31, 2011, it has been determined that all alternative minimum tax carryforwards can be utilized in future years; therefore, no reserve or valuation allowance has been recorded.

The deferred tax liabilities represent the future tax liability generated upon reversal of the differences between the tax basis and book basis of certain of our assets. Deferred liabilities related to our mortgage servicing rights arise due to differences in the timing of income recognition for accounting and tax purposes for certain servicing rights, which generate an associated basis difference between book and tax. Deferred liabilities related to depreciation and amortization result primarily from differences in the net book value and tax basis of vehicles in our fleet business due to differences in depreciation methods.

Total income taxes differ from the amount that would be computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31, 2011	2010 (In millions)	2009
(Loss) income before income taxes	$ (202)	$ 115	$ 280
Statutory federal income tax rate	(35)%	(35)%	(35)%
Income taxes computed at statutory federal rate	$ (71)	$ 40	$ 98
State and local income taxes, net of federal tax benefits	(12)	6	15
Liabilities for income tax contingencies	(7)	1	—
Changes in state apportionment factors	(5)	—	2
Changes in valuation allowance	6	2	1
Noncontrolling interest	(10)	(11)	(9)
Other	(1)	1	—
Income tax (benefit) expense	$ (100)	$ 39	$ 107
Effective tax rate	(49.7)%	33.7 %	38.3 %

Significant items that impact the effective tax rate include:

State and local income taxes, net of federal tax benefits. The impact to the effective tax rate from state and local income taxes primarily represents the volatility in the pre-tax income or loss, as well as the mix of income and loss from the operations by entity and state income tax jurisdiction. The effective state tax rate has stayed consistent for the years ended December 31, 2010 and 2009. For the year ended December 31, 2011 the effective state rate increased, primarily due to the increase in Loss before income taxes from our mortgage business, as well as the mix of income and loss from the operations by entity within individual state income tax jurisdictions.

Liabilities for income tax contingencies. The impact to the effective tax rate from changes in the liabilities for income tax contingencies primarily represents decreases in liabilities associated with the resolution and settlement with various taxing authorities, partially offset by increases in liabilities associated with new uncertain tax positions taken during the period. During the year ended December 31, 2011, the IRS concluded its examination and review of the Company's taxable years 2006 through 2009.

Changes in valuation allowance. The impact to the effective tax rate from changes in valuation allowance primarily represents state loss carryforwards generated during the year for which the Company believes it is more likely than not that the amounts will not be realized. For the year ended December 31, 2011, the change was primarily driven by tax losses generated by our mortgage business.

Noncontrolling interest. The impact to the effective tax rate from noncontrolling interest represents Realogy Corporation's portion of income taxes related to the income or loss attributable to PHH Home Loans. PHH Home Loans' has elected to report as a partnership for federal and state income tax purposes, therefore, the tax expense is reported by the individual LLC members. Accordingly, the Company's Income tax (benefit) expense includes only its proportionate share of the income tax related to the income or loss generated by PHH Home Loans.

The activity in the liability for unrecognized income tax benefits (including the liability for potential payment of interest and penalties) consisted of:

	Year Ended December 31, 2011	2010 (In millions)	2009
Balance, beginning of period	$ 9	$ 8	$ 8
Activity related to tax positions taken during the current year	2	1	—
Activity related to tax positions taken during prior years	(8)	—	—
Balance, end of period	$ 3	$ 9	$ 8

As of December 31, 2011, 2010 and 2009, the effective income tax rate would be positively impacted by the favorable resolution of income tax contingencies or reductions in valuation allowances of approximately $3 million, $11 million, and $10 million, respectively.

The amount of unrecognized income tax benefits may change in the next twelve months primarily due to activity in future reporting periods related to income tax positions taken during prior years. This change may be material; however, the impact of these unrecognized income tax benefits cannot be projected on the results of operations or financial position for future reporting periods due to the volatility of market and other factors.

The estimated liability for the potential payment of interest and penalties included in the liability for unrecognized income tax benefits was not significant as of December 31, 2011 and was $1 million as of December 31, 2010.

As of December 31, 2011 foreign and state income tax filings were subject to examination for periods including and subsequent to 2003, dependent upon jurisdiction.

During the first quarter of 2011, the Company was notified by the Department of Treasury that the audit and review of the Company and its subsidiaries tax returns for the years ended December 31, 2006 through 2008 have concluded, indicating a no-change examination for those periods. The Company was also notified in the first quarter of 2011 that the Internal Revenue Service has reviewed and accepted as filed the return for the tax year ended December 31, 2009. The Company and its subsidiaries remain subject to examination by the IRS for the tax years ended December 31, 2010 and 2011.

13. Credit Risk

The Company is subject to the following forms of credit risk:

- **Consumer credit risk**—through mortgage banking activities as a result of originating and servicing residential mortgage loans
- **Commercial credit risk**—through fleet management and leasing activities
- **Counterparty credit risk**—through derivative transactions, sales agreements and various mortgage loan origination and servicing agreements

Accounts Receivable

Accounts receivable is primarily related to advances on mortgage loans serviced, trade accounts receivable from fleet management and leasing activities and receivables from loan production activities. The following table summarizes Accounts receivable, net:

	December 31, 2011	December 31, 2010
	(In millions)	
Fleet management trade receivables	$ 358	$ 312
Mortgage servicing advances	247	186
Other	97	79
Accounts receivable, gross	702	577
Allowance for doubtful accounts	(2)	(4)
Accounts receivable, net	$ 700	$ 573

Consumer Credit Risk

The Company is not subject to the majority of the risks inherent in maintaining a mortgage loan portfolio because loans are not held for investment purposes and are generally sold to investors within 30 days of origination. The majority of mortgage loan sales are on a non-recourse basis; however, the Company has exposure in certain circumstances in its capacity as a loan originator and servicer to loan repurchases and indemnifications through representation and warranty provisions. Additionally, the Company has exposure through its reinsurance agreements that are inactive and in runoff.

Loan performance is an indicator of the inherent risk associated with our origination and servicing activities. In limited circumstances, the Company has exposure to possible losses on loans within the servicing portfolio due to loan repurchases and indemnifications, as further discussed below.

The following tables summarize certain information regarding the total loan servicing portfolio, which includes loans associated with the capitalized Mortgage servicing rights as well as loans subserviced for others:

	December 31, 2011	December 31, 2010
	(In millions)	
Loan Servicing Portfolio Composition:		
Owned	$ 150,315	$ 140,160
Subserviced	32,072	25,915
Total	$ 182,387	$ 166,075
Conventional loans	$ 145,885	$ 136,261
Government loans	29,903	23,100
Home equity lines of credit	6,599	6,714
Total	$ 182,387	$ 166,075
Weighted-average interest rate	4.6 %	4.9 %

	December 31,			
	2011		2010	
	Number of Loans	Unpaid Balance	Number of Loans	Unpaid Balance
Portfolio Delinquency[(1)]				
30 days	2.24 %	1.83 %	2.36 %	2.01 %
60 days	0.60 %	0.51 %	0.67 %	0.60 %
90 or more days	0.98 %	0.95 %	1.21 %	1.27 %
Total	3.82 %	3.29 %	4.24 %	3.88 %
Foreclosure/real estate owned[(2)]	1.83 %	1.85 %	2.30 %	2.37 %

(1) Represents the loan servicing portfolio delinquencies as a percentage of the total number of loans and the total unpaid balance of the portfolio.

(2) As of December 31, 2011 and 2010, there were 15,689 and 18,554 of loans in foreclosure with unpaid principal balance of $2.8 billion and $3.3 billion, respectively.

Foreclosure-Related Reserves

Representations and warranties are provided to purchasers and insurers on a significant portion of loans sold and are assumed on purchased mortgage servicing rights. In the event of a breach of these representations and warranties, the Company may be required to repurchase a mortgage loan or indemnify the purchaser, and any loss on the mortgage loan may be borne by the Company. If there is no breach of a representation and warranty provision, there is no obligation to repurchase the loan or indemnify the investor against loss. In limited circumstances, the full risk of loss on loans sold is retained to the extent the liquidation of the underlying collateral is insufficient. In some instances where the Company has purchased loans from third parties, it may have the ability to recover the loss from the third party.

Foreclosure-related reserves are maintained for probable losses related to repurchase and indemnification obligations and on-balance sheet loans in foreclosure and real estate owned. A summary of the activity in foreclosure-related reserves is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In millions)	
Balance, beginning of period	$ 111	$ 86
Realized foreclosure losses	(82)	(63)
Increase in reserves due to:		
Changes in assumptions	80	74
New loan sales	18	14
Balance, end of period	$ 127	$ 111

Foreclosure-related reserves consist of the following:

Loan Repurchases and Indemnifications

The maximum exposure to representation and warranty provisions exceeds the amount of loans in the capitalized portfolio of $147.1 billion; however, the range of total possible losses cannot be estimated because the Company does not service all of the loans for which it has provided representations or warranties. As of December 31, 2011, approximately $187 million of loans have been identified in which the Company has full risk of loss or has identified a breach of representation and warranty provisions; 14% of which were at least 90 days delinquent (calculated based upon the unpaid principal balance of the loans).

As of December 31, 2011 and 2010, liabilities for probable losses related to repurchase and indemnification obligations of $95 million and $74 million, respectively, are included in Other liabilities in the Consolidated Balance Sheets. In determining our liability, the Company considers both: (i) specific non-performing loans that are currently in foreclosure where the Company believes it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is estimated based upon recent and historical repurchase and indemnification trends segregated by year of origination. An estimated loss severity, based on current loss rates for similar loans, is then applied to probable repurchases and indemnifications to estimate the liability for loan repurchases and indemnifications.

Mortgage Loans in Foreclosure and Real Estate Owned

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances.

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell.

The carrying values of the mortgage loans in foreclosure and real estate owned were recorded within Other assets in the Consolidated Balance Sheets as follows:

	December 31,	
	2011	2010
	(In millions)	
Mortgage loans in foreclosure[1]	$ 112	$ 128
Allowance for probable losses	(19)	(22)
Mortgage loans in foreclosure, net	$ 93	$ 106
Real estate owned	$ 51	$ 54
Adjustment to estimated net realizable value	(13)	(15)
Real estate owned, net	$ 38	$ 39

(1) Includes $62 million and $61 million of advances as of December 31, 2011 and 2010, respectively.

Mortgage Reinsurance

The Company has exposure to consumer credit risk through losses from two contracts with primary mortgage insurance companies that are inactive and in runoff. The exposure to losses through these reinsurance contracts is based on mortgage loans pooled by year of origination.

As of December 31, 2011, the contractual reinsurance period for each pool was 10 years and the weighted-average reinsurance period was 4 years. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. The Company indemnifies the primary mortgage insurers for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, the Company is contractually entitled to a portion of the insurance premium from the primary mortgage insurers.

The Company is required to hold cash and securities in trust related to this potential obligation, which were $226 million, included in Restricted cash, cash equivalents and investments in the Consolidated Balance Sheet as of December 31, 2011. The amount of cash and securities held in trust is contractually specified in the reinsurance agreements and is based on the original risk assumed under the contracts and the incurred losses to date.

As of December 31, 2011, $84 million was included in Other liabilities in the Consolidated Balance Sheet for incurred and incurred but not reported losses associated with mortgage reinsurance activities (estimated on an undiscounted basis), which includes $7 million of known unpaid reinsurance losses outstanding.

A summary of the activity in reinsurance-related reserves is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In millions)	
Balance, beginning of period	$ 113	$ 108
Realized reinsurance losses	(65)	(38)
Increase in liability for reinsurance losses	36	43
Balance, end of period	$ 84	$ 113

Commercial Credit Risk

The Company is exposed to commercial credit risk for its clients under the vehicle lease and fleet management service agreements. Such risk is managed through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow the Company to refuse any additional orders upon the occurrence of certain credit events; however, the obligation remains for all leased vehicle units under contract at that time. The fleet management service agreements can generally be terminated upon 30 days written notice. As of December 31, 2011 and 2010, there were no significant client concentrations related to vehicle leases or fleet management service agreements.

Vehicle leases are primarily classified as operating leases; however, certain leases are classified as direct financing leases and recorded within Net investment in fleet leases in the Consolidated Balance Sheets as more fully described below. During the years ended December 31, 2011 and 2010, the amount of direct financing leases sold were $63 million and $51 million, respectively.

The following table summarizes the status of direct financing leases and related receivables:

	December 31, 2011	December 31, 2010
	(In millions)	
Current amount	$ 64	$ 85
30-59 days	—	4
60-89 days	—	3
Greater than 90 days[(1)]	16	19
Direct financing lease receivables, gross[(2)]	80	111
Allowance for credit losses	—	(3)
Direct financing lease receivables, net[(3)]	$ 80	$ 108

(1) Includes $16 million of leases that are still accruing interest as of both December 31, 2011 and 2010.

(2) There were no direct financing leases on non-accrual status as of December 31, 2011. Direct financing leases on non-accrual status were $3 million as of December 31, 2010.

(3) December 31, 2010 includes amounts related to the current billings of direct financing leases, which are recorded within Accounts receivable, net in the Consolidated Balance Sheets.

The portion of direct financing leases from Net investment in fleet leases is included in the table above based on the most aged monthly lease billing of each lessee. Historical credit losses for receivables related to vehicle leasing and fleet management services have not been significant. Receivables are charged-off after leased vehicles have been disposed and final shortfall has been determined.

Counterparty Credit Risk

Counterparty credit risk exposure includes risk of non-performance by counterparties to various agreements and sales transactions. Such risk is managed by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in derivative and financing transactions. The Company attempts to mitigate counterparty credit risk associated with derivative contracts by monitoring the amount for which it is at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

As of December 31, 2011, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties with respect to derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to a diverse client base.

During the year ended December 31, 2011, approximately 22% and 21% of mortgage loan originations were derived from our relationships with Realogy and its affiliates, and Merrill Lynch Home Loans, a division of Bank of America, National Association, respectively.

14. Commitments and Contingencies

Legal Contingencies

The Company is party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters.

In January 2012, the Company was notified that the Consumer Financial Protection Bureau had opened an investigation to determine whether the Company's mortgage insurance premium ceding practices to captive reinsurers comply with the Real Estate Settlement Procedures Act and other laws enforced by the CFPB. The CFPB requested certain related documents and information for review. The Company has provided reinsurance services in exchange for premiums ceded and believe that we have complied with the Real Estate Settlement Procedures Act and other laws. The Company did not provided reinsurance on loans originated after 2009. There can be no assurance whether or not this investigation will result in the imposition of any penalties and fines against us or our subsidiaries.

In connection with the heightened focus on foreclosure practices across the mortgage industry in 2010 and 2011, the Company has received inquiries from regulators and attorneys general of certain states as well as from the Committee on Oversight and Government Reform of the U.S. House of Representatives and the U.S. Senate Judiciary Committee, requesting information regarding foreclosure practices, processes and procedures, among other things. Although the Company has not been assessed any material penalties associated with its foreclosure practices through December 31, 2011, we have been assessed compensatory fees for failing to meet foreclosure timelines outlined in the Agency servicing guides. We expect that the higher level of focus on foreclosure practices will result in higher legal and servicing related costs as well as potential regulatory fines and penalties.

It is reasonably possible that the Company could experience an increase in foreclosure-related litigation in the future. However, the amount of any losses in connection with such matters cannot be reasonably estimated given the inherent uncertainty around the outcome of such matters.

Tax Contingencies

In connection with the Company's spinoff from Cendant Corporation (now known as Avis Budget Group, Inc.), a Tax Sharing Agreement was entered into to govern the allocation of liabilities for taxes between Cendant and the Company, for tax years prior to and including the spin-off. The Company, since it was a subsidiary of Cendant through January 31, 2005, was included in an IRS audit of Cendant for the tax years ended December 31, 2003 through 2006, and may have been subject to liability to both the IRS, and Cendant, for certain taxes that might have been assessed pursuant to the audit, as provided under applicable law and as provided in the tax sharing agreement.

During the year ended December 31, 2010, the IRS concluded its examination of Cendant's taxable years 2003 through 2006, and the material issues related to the Company's potential obligations to Cendant under the Tax Sharing Agreement have been favorably resolved. As a result of the conclusion of the examination, the Company recorded an additional deferred tax asset of $1 million, with a corresponding increase to Retained earnings.

Lease and Purchase Commitments

The Company is committed to making rental payments under noncancelable operating and capital leases related to various facilities and equipment. In addition, during the normal course of business, various commitments are made to purchase goods or services from specific suppliers, including those related to capital expenditures.

The following table summarizes the Company's commitments as of December 31, 2011:

	Future Minimum Operating Lease Payments	Future Minimum Capital Lease Payments	Purchase Commitments
		(In millions)	
2012	$ 17	$ 4	$ 177
2013	17	3	10
2014	14	3	7
2015	13	—	1
2016	12	—	—
Thereafter	54	—	—
Total	$ 127	$ 10	$ 195

During the years ended December 31, 2011, 2010 and 2009, rental expense of $24 million, $24 million, and $21 million, respectively, was recorded in Occupancy and other office expenses in the Consolidated Statements of Operations.

Indemnification of Cendant

In connection with our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), the Company entered into a separation agreement with Cendant (the "Separation Agreement"), pursuant to which, the Company has agreed to indemnify Cendant for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement) that any party seeks to impose upon Cendant or its affiliates that relate to, arise or result from: (i) any of the Company's liabilities, including, among other things: (a) all liabilities reflected in the Company's pro forma balance sheet as of September 30, 2004 or that would be, or should have been, reflected in such balance sheet, (b) all liabilities relating to the Company's business whether before or after the date of the spin-off, (c) all liabilities that relate to, or arise from any performance guaranty of Avis Group Holdings, Inc. in connection with indebtedness issued by Chesapeake Funding LLC (which changed its name to Chesapeake Finance Holdings LLC effective March 7, 2006), (d) any liabilities relating to the Company's or its affiliates' employees and (e) all liabilities that are expressly allocated to the Company or its affiliates, or which are not specifically assumed by Cendant or any of its affiliates, pursuant to the Separation Agreement or the Amended Tax Sharing Agreement; (ii) any breach by the Company or its affiliates of the Separation Agreement or the Amended Tax Sharing Agreement and (iii) any liabilities relating to information in the registration statement on Form 8-A filed with the SEC on January 18, 2005, the information statement filed by the Company as an exhibit to its Current Report on Form 8-K filed on January 19, 2005 (the "January 19, 2005 Form 8-K") or the investor presentation filed as an exhibit to the January 19, 2005 Form 8-K, other than portions thereof provided by Cendant.

There are no specific limitations on the maximum potential amount of future payments to be made under this indemnification, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under this indemnification, if any, as the triggering events are not subject to predictability.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, numerous agreements are entered into that contain guarantees and indemnities where a third-party is indemnified for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances.

While some guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, and the maximum potential amount of future payments cannot be estimated. With respect to certain guarantees, such as indemnifications of landlords against third-party claims, insurance coverage is maintained that mitigates any potential payments.

Representations and warranties are provided to purchasers and insurers on a significant portion of loans sold and are assumed on purchased mortgage servicing rights. See further discussion in Note 13, "Credit Risk".

In connection with certain of Mortgage-asset-backed borrowing arrangements, we have entered into agreements to unconditionally and irrevocably guarantee payment on the obligations of our subsidiaries.

Committed mortgage gestation facilities are a component of the Company's financing arrangements. Certain gestation agreements are accounted for as sale transactions and result in mortgage loans and related debt that are not included in the Consolidated Balance Sheets. As of December 31, 2011, there were $500 million of commitments available under off-balance sheet gestation facilities.

15. Stock-Related Matters

Restrictions on Paying Dividends

Many of the Company's subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions are pursuant to certain of the Company's asset-backed debt agreements and to regulatory restrictions applicable to the equity of the Company's reinsurance subsidiary. The aggregate restricted net assets of these subsidiaries totaled $1.2 billion as of December 31, 2011. These restrictions on net assets of certain subsidiaries, however, do not directly limit the ability to pay dividends from consolidated Retained earnings.

Certain of the Company's debt arrangements also require the maintenance of financial ratios and contain restrictive covenants applicable to consolidated financial statement elements, as well as restricted payment covenants that potentially could limit the ability to pay dividends.

Requirements of debt arrangements that could limit the ability to pay dividends include, but are not limited to:

- Pursuant to the Amended Credit Facility:
  a) the Company may declare or pay any dividend only so long as the Company's corporate ratings are equal to or better than at least two of the following: Baa3 from Moody's Investors Service, BBB- from Standard & Poor's and BBB- from Fitch Ratings (in each case on stable outlook or better);

  b) if the provisions of (a) are not met, the Company may declare or pay any dividend only so long as:

     - the Company is not in default under the Amended Credit Facility; and

     - (i) the Convertible Notes due in 2012 have been repaid, prefunded, extended or refinanced; (ii) the aggregate unrestricted Cash and cash equivalents is at least $50 million; and (iii) no amounts are borrowed under the Amended Credit Facility and no more than $50 million of letters of credit are outstanding.

  c) If the provisions of (a) and (b) are not met, the Company may declare or pay any dividend only with the written consent of the lenders representing more than 50% of the aggregate commitments under the Amended Credit Facility.

- Pursuant to the Senior Note indenture, the Company is restricted from paying dividends if, after giving effect to the dividend payment, the debt to tangible equity ratio exceeds 6:1 on the last day of each month.

- Pursuant to the Medium-term note indenture, the Company is restricted from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1.

As of December 31, 2011, the Company may not pay dividends without the written consent of the lenders of the Amended Credit facility.

16. Accumulated Other Comprehensive Income

The after-tax components of Accumulated other comprehensive income (loss) were as follows:

	Currency Translation Adjustment	Unrealized Gains On Available-for-Sale Securities	Pension Adjustment	Total
		(In millions)		
Balance at December 31, 2008	$ 6	$ —	$ (9)	$ (3)
Change during 2009	21	—	1	22
Balance at December 31, 2009	27	—	(8)	19
Change during 2010	9	1	—	10
Balance at December 31, 2010	36	1	(8)	29
Change during 2011	(5)	1	(4)	(8)
Balance at December 31, 2011	$ 31	$ 2	$ (12)	$ 21

All components of Accumulated other comprehensive income (loss) presented above are net of income taxes; however the currency translation adjustment presented above excludes income taxes on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely invested.

The tax effect of the change in unfunded pension liability was $(2) million and $1 million for the years ended December 31, 2011 and 2009, respectively, and was not significant for the year ended December 31, 2010. The tax effect of the changes in unrealized gains on available for sale securities was $1 million for the year ended December 31, 2011 and was not significant for the year ended December 31, 2010. There were no available-for-sale securities outstanding during the year ended December 31, 2009.

17. Stock-Based Compensation

The PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "Plan") governs awards of share based compensation. Employees have been awarded stock-based compensation in the form of RSUs and stock options to purchase shares of Common stock under the Plan. The stock option awards have a maximum contractual term of ten years from the grant date. Service-based stock awards generally vest upon the fulfillment of a service condition ratably over a period of up to five years from the grant date. Certain service-based stock awards provided for the possibility of accelerated vesting if certain performance criteria were achieved. Performance-based stock awards require the fulfillment of a service condition and the achievement of certain performance criteria and vest between two and three years from the grant date if both conditions are met. The performance criteria may also impact the number of awards that may vest. All outstanding and unvested stock options and RSUs have vesting conditions pursuant to a change in control. In addition, RSUs are granted to non-employee Directors as part of their compensation for services rendered as members of the Company's Board of Directors. These RSUs vest immediately when granted. New shares of Common stock are issued to employees and Directors to satisfy the stock option exercise and RSU conversion obligations. The Plan also allows awards of stock appreciation rights, restricted stock and other stock- or cash-based awards. RSUs granted entitle employees to receive one share of PHH Common stock upon the vesting of each RSU. The aggregate number of shares of PHH Common stock issuable under the Plan is 11,050,000.

Compensation cost for service-based stock awards is generally recognized on a straight-line basis over the requisite service period, subject to accelerated recognition of compensation cost for the portion of the award for which it is probable that the performance criteria will be achieved. Compensation cost for performance-based stock awards is recognized over the requisite service period for the portion of the award for which it is probable that the performance condition will be achieved. Compensation cost is recognized net of estimated forfeitures.

2009 Modified Awards. A Transition Services and Separation Agreement was executed with a former Chief Executive Officer in August 2009. Under the terms of this agreement, the former Chief Executive Officer's stock-based awards were modified to extend the vesting period for unvested awards and the exercise period for vested stock options. The 2009 Modified Awards resulted in incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2009.

The following table summarizes expense recognized related to stock-based compensation arrangements:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Stock-based compensation expense	$ 7	$ 7	$ 13
Income tax benefit related to stock-based compensation expense	(3)	(2)	(5)
Stock-based compensation expense, net of income taxes	$ 4	$ 5	$ 8

As of December 31, 2011, there was $9 million of total unrecognized compensation cost related to outstanding and unvested stock options and RSUs all of which would be recognized upon a change in control. As of December 31, 2011, there was $7 million of unrecognized compensation cost related to outstanding and unvested stock options and RSUs that are expected to vest and be recognized over a weighted-average period of 2.0 years.

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2011:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Performance-Based Stock Options				
Outstanding at January 1, 2011	18,409	$ 21.16		
Exercised	(6,929)	21.16		
Outstanding at December 31, 2011	11,480	$ 21.16	2.4	$ —
Exercisable at December 31, 2011	11,480	$ 21.16	2.4	$ —
Stock options vested and expected to vest	11,480	$ 21.16	2.4	$ —
Service-Based Stock Options				
Outstanding at January 1, 2011	1,646,209	$ 18.19		
Granted	442,096	19.39		
Exercised	(383,832)	18.11		
Forfeited or expired	(61,857)	15.30		
Outstanding at December 31, 2011	1,642,616	$ 18.67	5.5	$ —
Exercisable at December 31, 2011	1,030,312	$ 18.60	3.3	$ —
Stock options vested and expected to vest	1,639,873	$ 18.67	5.5	$ —

Generally, options are granted with exercise prices at the fair market value of the Company's shares of Common stock, which is considered equal to the closing share price on the date of grant. However, the exercise price of certain stock options granted during the year ended December 31, 2009 is equal to 1.2 times the closing share price on the grant date.

The weighted-average grant-date fair value per stock option for awards granted during the years ended December 31, 2011, 2010, and 2009 was $7.93, $10.51 and $7.17, respectively. The weighted-average grant-date fair value of stock options was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,		
	2011	2010	2009
Expected life (in years)	5.9	2.7	4.0
Risk-free interest rate	1.40 %	0.90 %	1.70 %
Expected volatility	51.3 %	40.5 %	60.6 %
Dividend yield	—	—	—

The expected life of the stock options is estimated based on their vesting and contractual terms. The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the stock options. The expected volatility was based on the historical volatility of the Company's Common stock.

The intrinsic value of options exercised was $3 million during the year ended December 31, 2010. The amount was not significant during the years ended December 31, 2011 and 2009.

Restricted Stock Units

The following tables summarize restricted stock unit activity for the year ended December 31, 2011:

	Number of RSUs[(1)]	Weighted-Average Grant-Date Fair Value
Performance-Based RSUs		
Outstanding at January 1, 2011	340,597	$ 14.72
Granted	100,847	16.34
Converted	(54,000)	19.64
Forfeited	(81,600)	21.04
Outstanding at December 31, 2011	305,844	$ 14.63
RSUs expected to be converted into shares of Common stock	285,959	$ 14.69
Service-Based RSUs		
Outstanding at January 1, 2011	941,222	$ 17.58
Granted[(2)]	92,216	16.31
Converted	(372,229)	18.86
Forfeited	(47,674)	16.32
Outstanding at December 31, 2011	613,535	$ 16.69
RSUs expected to be converted into shares of Common stock	570,946	$ 16.74

(1) The performance criteria impact the number of awards that may vest. The number of RSUs represents the expected number to be earned.

(2) Includes 65,216 RSUs earned by non-employee Directors for services rendered as members of the Board of Directors.

The total fair value of RSUs converted into shares of Common stock during the years ended December 31, 2011, 2010 and 2009 was $9 million, $10 million, and $6 million, respectively.

18. Fair Value Measurements

As of December 31, 2011 and 2010, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt and derivative instruments included in Total PHH Corporation stockholders' equity. See Note 10, "Debt and Borrowing Arrangements" for the fair value of Debt as of December 31, 2011 and 2010. For financial instruments that were not recorded at fair value, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments.

The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value as of December 31, 2011 or 2010.

See Note 1, "Summary of Significant Accounting Policies" for a description of the valuation hierarchy of inputs used in determining fair value measurements.

Recurring Fair Value Measurements

For assets and liabilities measured at fair value on a recurring basis, the valuation methodologies, significant inputs, and classification pursuant to the valuation hierarchy are as follows:

Restricted Investments. Restricted investments are classified within Level Two of the valuation hierarchy. Restricted investments represent certain high credit quality debt securities, including Corporate securities, Agency securities and Government securities, that are classified as available-for-sale and held in trust for the capital fund requirements of and potential claims related to mortgage reinsurance. The fair value of restricted investments is estimated using current broker prices from multiple pricing sources. Significant assumptions impacting the valuation of these instruments include interest rates and the levels of credit risk. See Note 3, "Restricted Cash, Cash Equivalents and Investments" for additional information.

Mortgage Loans Held for Sale. Mortgage loans are classified within Level Two and Level Three of the valuation hierarchy.

For Level Two Mortgage loans held for sale ("MLHS"), fair value is estimated through a market approach by using either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to servicing rights and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis. The Company has the ability to access this market and it is the market into which conforming mortgage loans are typically sold.

During the year ended December 31, 2011, certain Scratch and Dent (as defined below), and non-conforming loans were transferred from Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market data and increased trading activity. Although the market for non-conforming and Scratch and Dent loans does not have the same liquidity as the market for conforming loans, the number of observable market participants and the number of non-distressed transactions has increased while the implied risk premium has decreased to the point where available market information on transactions and quoted prices for similar assets are determinative of fair value.

During the year ended December 31, 2011, construction loans were transferred from Level Three to Level Two of the valuation hierarchy based on a change in the valuation approach to a collateral based valuation using Level Two inputs. The change in valuation approach was made because the remaining population of construction loans consisted primarily of delinquent loans.

As of December 31, 2011, Level Three MLHS are valued using a discounted cash flow model and include second lien loans, including Scratch and Dent second lien loans.

The following table reflects the difference between the carrying amounts of Mortgage loans held for sale measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2011		December 31, 2010	
	Total	Loans 90 days or more past due and on non-accrual status	Total	Loans 90 days or more past due and on non-accrual status
	(In millions)			
Mortgage loans held for sale:				
Carrying amount	$ 2,658	$ 23	$ 4,329	$ 14
Aggregate unpaid principal balance	2,592	34	4,356	21
Difference	$ 66	$ (11)	$ (27)	$ (7)

The following table summarizes the components of Mortgage loans held for sale:

	December 31,	
	2011	2010
	(In millions)	
First mortgages:		
Conforming [(1)]	$ 2,483	$ 4,123
Non-conforming	109	138
Construction loans	4	11
Total first mortgages	2,596	4,272
Second lien	10	11
Scratch and Dent [(2)]	50	40
Other	2	6
Total	$ 2,658	$ 4,329

(1) Represents mortgage loans that conform to the standards of the government-sponsored entities.

(2) Represents mortgage loans with origination flaws or performance issues.

Securitized Mortgage Loans. Securitized mortgage loans are classified within Level Three of the valuation hierarchy. Securitized mortgage loans represent loans securitized using a trust that is consolidated as a variable interest entity. See Note 19, "Variable Interest Entities" for additional information. Loans held in the securitization trust are fixed-rate second lien residential mortgage loans that were originated primarily in 2007. The fair value of securitized mortgage loans is estimated using a discounted cash flow model which projects remaining cash flows with expected prepayment speeds, loss rates and loss severities as the key drivers.

Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy. See Note 6, “Derivatives” for additional information regarding derivative instruments.

Interest Rate Lock Commitments: Interest rate lock commitments (“IRLCs”) are classified within Level Three of the valuation hierarchy. IRLCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan (or “pullthrough”). The estimate of pullthrough is based on changes in pricing and actual borrower behavior. The average pullthrough percentage used in measuring the fair value of IRLCs was 74% and 78% as of December 31, 2011 and 2010, respectively.

Forward Delivery Commitments: Forward delivery commitments are classified within Level Two of the valuation hierarchy. Forward delivery commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. The fair value of forward delivery commitments is primarily based upon the current agency mortgage-backed security market to-be-announced pricing specific to the loan program, delivery coupon and delivery date of the trade. Best efforts sales commitments are also entered into for certain loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.

Option Contracts: Option contracts are classified within Level Two of the valuation hierarchy. Option contracts represent the rights to buy or sell mortgage-backed securities at specified prices in the future. The fair value of option contracts is based upon the underlying current to be announced pricing of the agency mortgage-backed security market, and a market-based volatility.

MSR-Related Agreements: MSR-related agreements are classified within Level Two of the valuation hierarchy. MSR-related agreements represent a combination of derivatives used to offset possible adverse changes in the fair value of MSRs, which may include options on swap contracts and interest rate swap contracts. The fair value of MSR-related agreements is determined using quoted prices for similar instruments.

Interest Rate Contracts: Interest rate contracts are classified within Level Two of the valuation hierarchy. Interest rate contracts represent interest rate cap and swap agreements which are used to mitigate the impact of increases in short-term interest rates on variable-rate debt used to fund fixed-rate leases. The fair value of interest rate contracts is based upon projected short term interest rates and a market-based volatility.

Convertible Note-Related Agreements: Derivative instruments related to the Convertible notes due in 2014 include conversion options and purchased options. Convertible note-related agreements are classified within Level Three of the valuation hierarchy due to the inactive, illiquid market for the agreements. The fair value of the conversion option and purchased options is determined using an option pricing model and is primarily impacted by changes in the market price and volatility of the Company's Common stock. The convertible notes and related purchased options and conversion option are further discussed in Note 10, "Debt and Borrowing Arrangements".

Foreign Exchange Contracts: Foreign exchange contracts are classified within Level Two of the valuation hierarchy. Foreign exchange contracts are used to mitigate the exchange risk associated with Canadian dollar denominated lease assets collateralizing U.S. dollar denominated borrowings. The fair value of foreign exchange contracts is determined using current exchange rates. As of December 31, 2010 the amount recorded for foreign exchange contracts was not significant, and as of December 31, 2011, the Company did not hold any foreign exchange contracts.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") are classified within Level Three of the valuation hierarchy due to the use of significant unobservable inputs and the inactive market for such assets.

The fair value of MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), the Company's historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. A probability weighted option adjusted spread ("OAS") model generates and discounts cash flows for the MSR valuation. The OAS model generates numerous interest rate paths, then calculates the MSR cash flow at each monthly point for each interest rate path and discounts those cash flows back to the current period. The MSR value is determined by averaging the discounted cash flows from each of the interest rate paths. The interest rate paths are generated with a random distribution centered around implied forward interest rates, which are determined from the interest rate yield curve at any given point of time.

A key assumption in the estimate of the fair value of MSRs is forecasted prepayments. A third-party model is used as a basis to forecast prepayment rates at each monthly point for each interest rate path in the OAS model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in the servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of the capitalized loan servicing portfolio to refinance if interest rates decline and estimated levels of home equity. On a quarterly basis, assumptions used in estimating fair value are validated against a number of third-party sources, which may include peer surveys, MSR broker surveys, third-party valuations and other market-based sources.

The significant assumptions used in estimating the fair value of MSRs were as follows (in annual rates):

	December 31,	
	2011	2010
Weighted-average prepayment speed (CPR)	18 %	12 %
Option adjusted spread, in basis points	857	844
Volatility	33 %	29 %

The following table summarizes the estimated change in the fair value of MSRs from adverse changes in the significant assumptions:

	December 31, 2011		
	Weighted-Average Prepayment Speed	Option Adjusted Spread	Volatility
		(In millions)	
Impact on fair value of 10% adverse change	$ (86)	$ (42)	$ (6)
Impact on fair value of 20% adverse change	(165)	(81)	(13)

These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from management's intervention to mitigate these variations.

Mortgage Loan Securitization Debt Certificates. Mortgage loan securitization debt certificates are classified within Level Three of the valuation hierarchy. This debt represents senior securitization certificates payable to third-parties through the securitization trust, which is consolidated as a variable interest entity. The fair value of mortgage loan securitization debt certificates is estimated using a discounted cash flow model which projects remaining cash flows with expected prepayment speeds.

Assets and liabilities measured at fair value on a recurring basis were included in the Consolidated Balance Sheets as follows:

	December 31, 2011				
	Level One	Level Two	Level Three	Cash Collateral and Netting [1]	Total
	(In millions)				
ASSETS					
Restricted investments	$ —	$ 226	$ —	$ —	$ 226
Mortgage loans held for sale	—	2,641	17	—	2,658
Mortgage servicing rights	—	—	1,209	—	1,209
Other assets:					
Derivative assets:					
Interest rate lock commitments	—	—	184	—	184
Forward delivery commitments	—	38	—	(32)	6
Option contracts	—	2	—	—	2
MSR-related agreements	—	6	—	(6)	—
Interest rate contracts	—	1	—	—	1
Convertible note-related agreements	—	—	4	—	4
Securitized mortgage loans	—	—	28	—	28
LIABILITIES					
Debt:					
Mortgage loan securitization debt certificates	$ —	$ —	$ 21	$ —	$ 21
Other liabilities:					
Derivative liabilities:					
Forward delivery commitments	—	127	—	(86)	41
Interest rate contracts	—	1	—	—	1
Convertible note-related agreements	—	—	4	—	4

Annual Report

	December 31, 2010				
	Level One	Level Two	Level Three	Cash Collateral and Netting[1]	Total
	(In millions)				
ASSETS					
Restricted investments	$ —	$ 254	$ —	$ —	$ 254
Mortgage loans held for sale	—	4,157	172	—	4,329
Mortgage servicing rights	—	—	1,442	—	1,442
Other assets:					
Derivative assets:					
Interest rate lock commitments	—	—	42	—	42
Forward delivery commitments	—	309	—	(241)	68
Interest rate contracts	—	4	—	—	4
Convertible note-related agreements	—	—	54	—	54
Securitized mortgage loans	—	—	42	—	42
LIABILITIES					
Debt:					
Mortgage loan securitization debt certificates	$ —	$ —	$ 30	$ —	$ 30
Other liabilities:					
Derivative liabilities:					
Interest rate lock commitments	—	—	46	—	46
Forward delivery commitments	—	82	—	(51)	31
Convertible note-related agreements	—	—	54	—	54

(1) Represents adjustments to arrive at the carrying amount of assets and liabilities presented in the Consolidated Balance Sheets for the effect of netting the payable or receivable and cash collateral held or placed with the same counterparties under master netting arrangements.

Activity in assets and liabilities classified within Level Three of the valuation hierarchy consisted of:

	Year Ended December 31, 2011				
	Mortgage loans held for sale	Mortgage servicing rights	Interest rate lock commitments, net	Securitized mortgage loans	Mortgage loan securitization debt certificates
	(In millions)				
Balance, beginning of period	$ 172	$ 1,442	$ (4)	$ 42	$ 30
Realized and unrealized gains (losses) for assets	(12)	(733)	1,353	(1)	—
Realized and unrealized losses for liabilities	—	—	—	—	2
Purchases	25	1	—	—	—
Issuances	310	499	—	—	—
Settlements	(307)	—	(1,165)	(13)	(11)
Transfers into level three	84	—	—	—	—
Transfers out of level three	(255)	—	—	—	—
Balance, end of period	$ 17	$ 1,209	$ 184	$ 28	$ 21

	Year Ended December 31, 2010					
	Mortgage loans held for sale	Mortgage servicing rights	Interest rate lock commitments, net	Investment securities	Securitized mortgage loans	Mortgage loan securitization debt certificates
	(In millions)					
Balance, beginning of period	$ 111	$ 1,413	$ 26	$ 12	$ —	$ —
Realized and unrealized gains (losses) for assets	(27)	(427)	1,212	—	7	—
Realized and unrealized losses for liabilities	—	—	—	—	—	4
Purchases, issuances and settlements, net	61	456	(1,242)	(1)	(16)	(14)
Transfers into level three	104	—	—	—	—	—
Transfers out of level three	(77)	—	—	—	—	—
Transition adjustment [(1)]	—	—	—	(11)	51	40
Balance, end of period	$ 172	$ 1,442	$ (4)	$ —	$ 42	$ 30

(1) Represents the transition adjustment related to the adoption of updates to Consolidation and Transfers and Servicing accounting guidance resulting in the consolidation of a mortgage loan securitization trust. (See Note 1, "Summary of Significant Accounting Policies" and Note 19, "Variable Interest Entities" for additional information).

The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the availability of observable inputs may result in the reclassification, or transfer, of certain assets or liabilities. Such reclassifications are reported as transfers into or out of a level as of the beginning of the quarter that the change occurs. Transfers into Level three generally represent mortgage loans held for sale with performance issues, origination flaws or other characteristics that impact their salability in active secondary market transactions. Transfers out of Level three generally represent mortgage loans held for sale with corrected performance issues or origination flaws or loans that were foreclosed upon. Mortgage loans in foreclosure are measured at fair value on a non-recurring basis, as discussed in further detail below.

As discussed above under Mortgage loans held for sale, for the year ended December 31, 2011, Transfers out of level three also represent the transfer of certain mortgage loans between Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market bids and increased trading activity.

Realized and unrealized gains (losses) related to assets and liabilities classified within Level Three of the valuation hierarchy were included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,	
	2011	2010
	(In millions)	
Gain on mortgage loans, net:		
Mortgage loans held for sale	$ (19)	$ (36)
Interest rate lock commitments	1,353	1,212
Change in fair value of mortgage servicing rights:		
Mortgage servicing rights	(733)	(427)
Mortgage interest income:		
Mortgage loans held for sale	7	9
Securitized mortgage loans	5	6
Mortgage interest expense:		
Mortgage securitization debt certificates	(5)	(6)
Other income:		
Securitized mortgage loans	(6)	1
Mortgage securitization debt certificates	3	1

Unrealized gains (losses) included in the Consolidated Statement of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets were as follows:

	Year Ended December 31,	
	2011	2010
	(In millions)	
Gain on mortgage loans, net	$ 181	$ (20)
Change in fair value of mortgage servicing rights	(510)	(166)
Other income	(3)	2

Non-Recurring Fair Value Measurements

Other Assets. Other assets that are evaluated for impairment using fair value measurements on a non-recurring basis consists of mortgage loans in foreclosure and real estate owned ("REO"). The evaluation of impairment reflects an estimate of losses currently incurred at the balance sheet date, which will likely not be recoverable from guarantors, insurers or investors. The impairment of mortgage loans in foreclosure, which represents the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances on those loans, is based on the fair value of the underlying collateral, determined on a loan level basis, less costs to sell. Fair value of the collateral is estimated by considering appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions. REO, which are acquired from mortgagors in default, are recorded at the lower of adjusted carrying amount at the time the property is acquired or fair value of the property, less estimated costs to sell. Fair value of REO is estimated using appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions.

The allowance for probable losses associated with mortgage loans in foreclosure and the adjustment to record REO at their estimated net realizable value were based upon fair value measurements from Level Two of the valuation hierarchy. During the years ended December 31, 2011 and 2010, total foreclosure-related charges of $80 million and $72 million, respectively, were recorded in Other operating expenses, which include changes in the estimate of losses related to off-balance sheet exposure to loan repurchases and indemnifications in addition to the provision for valuation adjustments for mortgage loans in foreclosure and REO. See Note 13, "Credit Risk" for further discussion regarding the balances of mortgage loans in foreclosure, REO, and the off-balance sheet exposure to loan repurchases and indemnifications.

19. Variable Interest Entities

The Company determines whether an entity is a variable interest entity ("VIE") and whether it is the primary beneficiary at the date of initial involvement with the entity. The Company reassesses whether it is the primary beneficiary of a VIE upon certain events that affect the VIE's equity investment at risk and upon certain changes in the VIE's activities. The purposes and activities of the VIE are considered in determining whether the Company is the primary beneficiary, including the variability and related risks the VIE incurs and transfers to other entities and their related parties. Based on these factors, a qualitative assessment is made and, if inconclusive, a quantitative assessment of whether it would absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual returns. If the Company determines that it is the primary beneficiary of the VIE, the VIE is consolidated within the Consolidated Financial Statements.

The Company's involvement in variable interest entities primarily relate to PHH Home Loans, a joint venture with Realogy Corporation, fleet vehicle financing activities and a mortgage securitization trust. The activities of significant variable interest entities are more fully described below.

Assets and liabilities of significant consolidated variable interest entities are included in the Consolidated Balance Sheets as follows:

	December 31, 2011			
	PHH Home Loans	Chesapeake and D.L. Peterson Trust	FLRT and PHH Lease Receivables LP	Mortgage Securitization Trust
	(In millions)			
ASSETS				
Cash	$ 52	$ 2	$ —	$ —
Restricted cash[1]	2	262	49	—
Mortgage loans held for sale	476	—	—	—
Accounts receivable, net	21	58	—	—
Net investment in fleet leases	—	2,818	572	—
Property, plant and equipment, net	1	—	—	—
Other assets	18	8	12	28
Total assets	$ 570	$ 3,148	$ 633	$ 28
Assets held as collateral[2]	$ 463	$ 3,138	$ 610	$ —
LIABILITIES				
Accounts payable and accrued expenses	$ 21	$ 2	$ 13	$ —
Debt	434	2,549	538	21
Other liabilities	9	—	—	—
Total liabilities[3]	$ 464	$ 2,551	$ 551	$ 21

Annual Report

	December 31, 2010			
	PHH Home Loans	Chesapeake and D.L. Peterson Trust	FLRT and PHH Lease Receivables LP	Mortgage Securitization Trust
	(In millions)			
ASSETS				
Cash	$ 40	$ 4	$ —	$ —
Restricted cash [(1)]	—	202	39	—
Mortgage loans held for sale	384	—	—	—
Accounts receivable, net	14	50	—	—
Net investment in fleet leases	—	2,854	502	—
Property, plant and equipment, net	1	—	—	—
Other assets	10	12	18	42
Total assets	$ 449	$ 3,122	$ 559	$ 42
Assets held as collateral [(2)]	$ 331	$ 3,106	$ 506	$ —
LIABILITIES				
Accounts payable and accrued expenses	$ 20	$ 3	$ 16	$ —
Debt	304	2,577	450	30
Other liabilities	5	—	—	—
Total liabilities [(3)]	$ 329	$ 2,580	$ 466	$ 30

(1) Restricted cash of Chesapeake Funding and FLRT primarily relates to amounts specifically designated to purchase assets, to repay debt and/or to provide over-collateralization related to vehicle management asset-backed debt arrangements.

(2) Assets held as collateral relate to the entity's borrowing arrangements and are not available to pay the Company's general obligations. See Note 10, "Debt and Borrowing Arrangements" for further information.

(3) Total liabilities exclude intercompany payables as discussed below.

In addition to the assets and liabilities of significant variable interest entities that were consolidated as outlined above, the Company had the following involvement with these entities as of and for the year ended December 31:

	Net income (loss)[(1)]		
	2011	2010	2009
	(In millions)		
PHH Home Loans	$ 46	$ 46	$ 38
Chesapeake and D.L. Peterson Trust	53	40	30
FLRT and PHH Lease Receivables LP	7	(3)	—
Mortgage Securitization Trust [(2)]	(3)	3	—

	PHH Corporation Investment[(3)]		Intercompany receivable (payable)[(3)]	
	2011	2010	2011	2010
	(In millions)			
PHH Home Loans	$ 57	$ 66	$ 14	$ 38
Chesapeake and D.L. Peterson Trust	761	751	27	(2)
FLRT and PHH Lease Receivables Trust LP	96	84	(14)	4
Mortgage Securitization Trust	7	12	—	—

(1) Includes adjustments for the elimination of intercompany transactions.

(2) Entity was consolidated January 1, 2010 as a result of updates to Consolidation and Transfers and Servicing accounting guidance.

(3) Amounts are eliminated in the Consolidated Balance Sheets.

PHH Home Loans

The Company owns 50.1% of PHH Home Loans and Realogy Corporation owns the remaining 49.9%. The operations of PHH Home Loans are governed by the PHH Home Loans Operating Agreement. PHH Home Loans was formed for the purpose of originating and selling mortgage loans primarily sourced through Realogy's owned real estate brokerage business, NRT, and corporate relocation business, Cartus. All loans originated by PHH Home Loans are sold to PHH Mortgage or to unaffiliated third-party investors at arm's-length terms. The PHH Home Loans Operating Agreement provides that at least 15% of the total loans originated by PHH Home Loans are sold to unaffiliated third party investors. PHH Home Loans does not hold any mortgage loans for investment purposes or retain mortgage servicing rights for any loans it originates.

During the years ended December 31, 2011, 2010 and 2009, PHH Home Loans originated residential mortgage loans of $9.6 billion, $10.5 billion and $10.3 billion, respectively, and PHH Home Loans brokered or sold $6.2 billion, $7.9 billion and $11.1 billion, respectively, of mortgage loans to the Company under the terms of a loan purchase agreement. For the year ended December 31, 2011, approximately 22% of the mortgage loans originated by the Company were derived from Realogy Corporation's affiliates, of which approximately 84% were originated by PHH Home Loans. As of December 31, 2011, the Company had outstanding commitments from PHH Home Loans to purchase or fund $759 million of mortgage loans and lock commitments expected to result in closed mortgage loans.

The Company did not make any capital contributions to support the operations of PHH Home Loans during the years ended December 31, 2011, 2010 and 2009. Distributions received from PHH Home Loans were $20 million, $11 million and $8 million during the years ended December 31, 2011, 2010 and 2009, respectively.

The Company manages PHH Home Loans through its subsidiary, PHH Broker Partner, with the exception of certain specified actions that are subject to approval by Realogy through PHH Home Loans' board of advisors, which consists of representatives of Realogy and the Company. The board of advisors has no managerial authority, and its primary purpose is to provide a means for Realogy to exercise its approval rights over those specified actions of PHH Home Loans for which Realogy's approval is required. PHH Mortgage operates under a Management Services Agreement with PHH Home Loans, pursuant to which PHH Mortgage provides certain mortgage origination processing and administrative services for PHH Home Loans. In exchange for such services, PHH Home Loans pays PHH Mortgage a fee per service and a fee per loan, subject to a minimum amount.

PHH Home Loans is financed through equity contributions, sales of mortgage loans to PHH Mortgage and other investors, and secured and unsecured subordinated indebtedness. The Company maintains an unsecured subordinated Intercompany Line of Credit with PHH Home Loans with $100 million capacity. This indebtedness is not collateralized by the assets of PHH Home Loans. The Company has extended the subordinated financing to increase PHH Home Loans' capacity to fund mortgage loans and to support certain covenants of the entity. There were no borrowings outstanding under this Intercompany Line of Credit as of December 31, 2011 or 2010.

Subject to certain regulatory and financial covenant requirements, net income generated by PHH Home Loans is distributed quarterly to its members pro rata based upon their respective ownership interests. PHH Home Loans may also require additional capital contributions from the Company and Realogy under the terms of the Operating Agreement if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of PHH Home Loans or its subsidiaries.

Realogy's ownership interest is presented in the Consolidated Financial Statements as a noncontrolling interest. The Company's determination of the primary beneficiary was based on both quantitative and qualitative factors, which indicated that its variable interests will absorb a majority of the expected losses and receive a majority of the expected residual returns of PHH Home Loans. The Company has maintained the most significant variable interests in the entity, which include the majority ownership of common equity interests, the outstanding Intercompany Line of Credit, PHH Home Loans Loan Purchase and Sale Agreement, and the Management Services Agreement. The Company has been the primary beneficiary of PHH Home Loans since its inception, and there have been no current period events that would change the decision regarding whether or not to consolidate PHH Home Loans.

The Company is not solely obligated to provide additional financial support to PHH Home Loans; however, the termination of this joint venture could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Additionally, the insolvency or inability for Realogy to perform its obligations under the PHH Home Loans Operating Agreement, or its other agreements with the Company, could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

Pursuant to the PHH Home Loans Operating Agreement, Realogy has the right to terminate the Strategic Relationship Agreement and terminate this venture upon the occurrence of certain events. If Realogy were to terminate its exclusivity obligations with respect to the Company or terminate this venture, it could have a material adverse impact on the Company's business, financial position, results of operations or cash flows.

In addition, beginning on February 1, 2015, Realogy may terminate the Operating Agreement at any time by giving two years' notice to the Company. Upon Realogy's termination of the agreement, Realogy will have the option either to require that PHH purchase their interest in PHH Home Loans at fair value, plus, in certain cases, liquidated damages, or to cause the Company to sell its interest in PHH Home Loans to a third party designated by Realogy at fair value plus, in certain cases, liquidated damages. In the case of a termination by Realogy following a change in control of PHH, the Company may be required to make a cash payment to Realogy in an amount equal to PHH Home Loans' trailing 12 months net income multiplied by the greater of (i) the number of years remaining in the first 12 years of the term of the agreement or (ii) two years.

The Company has the right to terminate the Operating Agreement upon, among other things, a material breach by Realogy of a material provision of the agreement, in which case the Company has the right to purchase Realogy's interest in PHH Home Loans at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to that trailing 12 months EBITDA) for PHH Home Loans and the average market EBITDA multiple for mortgage banking companies.

Upon termination, all of PHH Home Loans agreements will terminate automatically (excluding certain privacy, non-competition, venture-related transition provisions and other general provisions), and Realogy will be released from any restrictions under the PHH Home Loans agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third-party mortgage operation.

Chesapeake and D.L. Peterson Trust

Vehicle acquisitions in the U.S. for the Fleet Management services segment are primarily financed through the issuance of asset-backed variable funding notes issued by the Company's wholly owned subsidiary Chesapeake Funding LLC. D.L. Peterson Trust ("DLPT"), a bankruptcy remote statutory trust, holds the title to all vehicles that collateralize the debt issued by Chesapeake Funding. DLPT also acts as a lessor under both operating and direct financing lease agreements. Chesapeake Funding's assets primarily consist of a loan made to Chesapeake Finance Holdings LLC, a wholly owned subsidiary of the Company. Chesapeake Finance owns all of the special units of beneficial interest in the leased vehicles and eligible leases and certain other assets issued by DLPT, representing all interests in DLPT.

The Company determined that each of Chesapeake Funding, Chesapeake Finance and DLPT are VIEs and that it is the primary beneficiary due to insufficient equity investment at risk. The determination was made on a qualitative basis, considering the nature and purpose of each of the entities and how risk transfers to interest holders through their variable interests. The Company holds the significant variable interests, which include equity interests, ownership of certain amounts of asset-backed debt issued by Chesapeake and interests in DLPT. There are no significant variable interests that would absorb losses prior to the Company or that hold variable interests that exceed those of the Company.

During the years ended December 31, 2011 and 2010, certain capital transactions were executed between the Company and Chesapeake whereby the Company made contributions to Chesapeake for increased escrow requirements, debt issuance costs and additional paydown of outstanding notes of Chesapeake of $10 million, $2 million, and $67 million during the years ended December 31, 2011, 2010 and 2009, respectively. Distributions received from Chesapeake were $33 million, $27 million and $22 million during the years ended December 31, 2011, 2010 and 2009, respectively.

In accordance with the Amended and Restated Servicer Agreement, the Company acts as a servicer for Chesapeake Finance and DLPT and in accordance with the Administrative Agreement, the Company acts as an administrator of the entities. The Company received related fees from Chesapeake of $6 million, $7 million and $8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Fleet Leasing Receivables Trust

Fleet Leasing Receivables Trust ("FLRT") is a Canadian special purpose trust and its primary business activities include the acquisition, disposition and administration of purchased or acquired lease assets from our other Canadian subsidiaries and the borrowing of funds or the issuance of securities to finance such acquisitions. PHH Fleet Lease Receivables LP is a bankruptcy remote special purpose entity that holds the beneficial ownership of lease assets transferred from Canadian subsidiaries.

Upon the initial funding of the FLRT entity during the year ended December 31, 2010, the Company determined that it is the primary beneficiary and that FLRT and PHH Fleet Lease Receivables LP are VIEs. The determination was made on a qualitative basis after considering the nature and purpose of the entities and how the risk transferred to interest holders through their variable interests.

Certain FLRT debt transactions are structured whereby subsidiaries of the Company contribute the beneficial ownership in vehicles under lease to PHH Fleet Lease Receivables LP and receive distributions upon the issuance of the debt by FLRT. During the years ended December 31, 2011 and 2010, the Company and its subsidiaries contributed $349 million and $329 million of vehicles to FLRT, respectively, and received distributions of $339 million and $252 million, respectively.

The Company acts as initial servicer, collections agent and financial services agent of FLRT and PHH Fleet Lease Receivables LP. Related fees of $1 million were paid to the Company by FLRT for each of the years ended December 31, 2011 and 2010.

Mortgage Loan Securitization Trust

As a result of the adoption of updates to ASC 810 and ASC 860 as of January 1, 2010, a mortgage loan securitization trust that previously met the qualifying special purpose entity scope exception was consolidated. The Company holds subordinate debt certificates of the trust with a fair value of $7 million and $12 million as of December 31, 2011 and 2010, respectively. The Company's investment in the subordinated debt and residual interests, in connection with its function as servicer for the trust, provides the Company with a controlling financial interest in the trust.

Distributions received from the securitization trust for the Company's residual interests were $2 million for each of the years ended December 31, 2011 and 2010.

As discussed in Note 23, "Subsequent Events", in January 2012 the Company sold its residual interests in the securitization trust.

20. Related Party Transactions

Certain Business Relationships

Thomas P. (Todd) Gibbons, one of the Company's Directors effective July 1, 2011, is Vice Chairman and Chief Financial Officer of the Bank of New York Mellon Corporation, the Bank of New York Mellon, and BNY Mellon, N.A. (collectively "BNY Mellon"). The Company has certain relationships with BNY Mellon, including financial services, commercial banking and other transactions. BNY Mellon participates as a lender in several of the Company's credit facilities, functions as the custodian for loan files, and functions as the indenture trustee on the Convertible notes due in 2012 and 2014, and the Senior notes due in 2016, as well as several of the Vehicle management asset-backed debt facilities. The Company also executes forward loan sales agreements and interest rate contracts with BNY Mellon. These transactions were entered into in the ordinary course of business upon terms, including interest rate and collateral, substantially the same as those prevailing at the time. The fees paid to BNY Mellon, including interest expense, during the year ended December 31, 2011 were not significant.

21. Segment Information

Operations are conducted through three business segments: Mortgage Production, Mortgage Servicing and Fleet Management Services.

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

Certain income and expenses not allocated to the three reportable segments and intersegment eliminations are reported under the heading Other. The Company's operations are substantially located in the U.S.

Management evaluates the operating results of each of the reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss before income tax expense or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy Corporation's noncontrolling interest in the profit or loss of PHH Home Loans.

Segment results for the year ended and as of December 31, were as follows:

	Total Assets	
	2011	2010
	(In millions)	
Mortgage Production segment	$ 3,085	$ 4,605
Mortgage Servicing segment	2,018	2,291
Fleet Management Services segment	4,337	4,216
Other	337	158
Total	$ 9,777	$ 11,270

	Net Revenues			Segment Profit (Loss)[2]		
	2011	2010	2009	2011	2010	2009
	(In millions)					
Mortgage Production segment[1]	$ 914	$ 911	$ 880	$ 258	$ 268	$ 306
Mortgage Servicing segment	(343)	(63)	82	(557)	(241)	(85)
Fleet Management Services segment	1,646	1,593	1,649	75	63	54
Other	(3)	(3)	(5)	(3)	(3)	(15)
Total	$ 2,214	$ 2,438	$ 2,606	$ (227)	$ 87	$ 260

	Interest Income			Interest Expense		
	2011	2010	2009	2011	2010	2009
	(In millions)					
Mortgage Production segment	$ 101	$ 97	$ 79	$ 125	$ 113	$ 90
Mortgage Servicing segment	15	15	12	76	69	61
Fleet Management Services segment	3	2	9	82	94	95
Other	(2)	(2)	(2)	(2)	(2)	(10)
Total	$ 117	$ 112	$ 98	$ 281	$ 274	$ 236

	Depreciation on Operating Leases			Other Depreciation and Amortization		
	2011	2010	2009	2011	2010	2009
	(In millions)					
Mortgage Production segment	$ —	$ —	$ —	$ 9	$ 10	$ 14
Mortgage Servicing segment	—	—	—	1	1	1
Fleet Management Services segment	1,223	1,224	1,267	11	11	11
Other	—	—	—	4	—	—
Total	$ 1,223	$ 1,224	$ 1,267	$ 25	$ 22	$ 26

(1) For the year ended December 31, 2011, Net revenues and segment profit for the Mortgage Production segment includes a $68 million gain on the 50.1% sale of the equity interests in the Company's appraisal services business.

(2) The following is a reconciliation of (Loss) income before income taxes to segment (loss) profit:

	Year Ended December 31,		
	2011	2010	2009
	(In millions)		
(Loss) income before income taxes	$ (202)	$ 115	$ 280
Less: net income attributable to noncontrolling interest	25	28	20
Segment (loss) profit	$ (227)	$ 87	$ 260

22. Selected Quarterly Financial Data—(unaudited)

The following tables present selected unaudited quarterly financial data:

	Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In millions, except per share data)			
Net revenues	$ 665	$ 516	$ 384	$ 649
Income (loss) before income taxes	85	(66)	(242)	21
Net income (loss)	52	(37)	(138)	21
Net income (loss) attributable to PHH Corporation	49	(41)	(148)	13
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.87	$ (0.73)	$ (2.62)	$ 0.22
Diluted earnings (loss) per share attributable to PHH Corporation	0.84	(0.73)	(2.62)	0.22

	Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(In millions, except per share data)			
Net revenues	$ 577	$ 371	$ 572	$ 918
Income (loss) before income taxes	19	(215)	(2)	313
Net income (loss)	8	(126)	7	187
Net income (loss) attributable to PHH Corporation	8	(133)	(8)	181
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.15	$ (2.40)	$ (0.14)	$ 3.26
Diluted earnings (loss) per share attributable to PHH Corporation	0.15	(2.40)	(0.14)	3.25

23. Subsequent Events

Convertible Note Issuance

On January 17, 2012, the Company completed an offering of $250 million in aggregate principal amount of 6.00% Convertible Senior Notes due 2017. The notes will be convertible, under certain circumstances, into cash and, if applicable, shares of common stock based on an initial conversion rate for the notes of 78.2014 shares of PHH common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $12.79 per share of common stock. Upon conversion, the principal amount of the converted notes will be paid in cash and the Company will pay or deliver (at our election): (i) cash; (ii) shares of our common stock; or (iii) a combination of cash and shares of our common stock; to settle amounts due if the conversion value exceeds the principal of the converted notes. The conversion rate and the conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits.

Interest on the notes will be payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2012. The notes will mature on June 15, 2017, unless previously repurchased or converted in accordance with their terms. The notes will be senior unsecured obligations and will rank equally with all existing and future senior unsecured debt and senior to all of its existing and future subordinated debt. The notes are not redeemable by the Company prior to the maturity date.

The Company intends to use the net proceeds from this offering, along with the net proceeds from the recent reopening of the 9.25% Senior Notes due 2016, and cash on hand to repay at or prior to maturity the outstanding aggregate principal amount of Convertible Notes that mature on April 15, 2012. The remainder of the net proceeds will be used for general corporate purposes.

Purchase of 2012 Series Convertible Notes

In January 2012, the Company purchased $48 million of its Convertible notes due 2012 in the open market.

Sale of Securitization Trust Investment

In January 2012, the Company sold its' investment in the subordinated debt and residual interests of a securitization trust that had been consolidated as a variable interest entity. The resulting gain or loss was not significant.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31,		
	2011	2010	2009
Revenues			
Net revenues from consolidated subsidiaries	$ 254	$ 143	$ 52
Interest income	4	1	—
Net revenues	258	144	52
Expenses			
Salaries and related expenses	71	16	22
Interest expense	128	105	79
Other depreciation and amortization	4	—	—
Other operating expenses	59	26	20
Total expenses	262	147	121
Loss before income taxes and equity in (loss) earnings of subsidiaries	(4)	(3)	(69)
Benefit from income taxes	(3)	(2)	(26)
Loss before equity in (loss) earnings of subsidiaries	(1)	(1)	(43)
Equity in (loss) earnings of subsidiaries	(126)	49	196
Net (loss) income	$ (127)	$ 48	$ 153

Annual Report

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED BALANCE SHEETS
(In millions)

	December 31,	
	2011	2010
ASSETS		
Cash and cash equivalents	$ 307	$ 92
Due from consolidated subsidiaries	1,166	1,300
Investment in consolidated subsidiaries	1,242	1,319
Property, plant and equipment, net	21	7
Other assets	270	326
Total assets	$ 3,006	$ 3,044
LIABILITIES AND EQUITY		
Debt	$ 1,339	$ 1,212
Other liabilities	225	268
Total liabilities	1,564	1,480
Commitments and contingencies	—	—
EQUITY		
Preferred stock	—	—
Common stock	1	1
Additional paid-in capital	1,082	1,069
Retained earnings	338	465
Accumulated other comprehensive income	21	29
Total PHH Corporation stockholders' equity	1,442	1,564
Total liabilities and equity	$ 3,006	$ 3,044

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 62	$ 75	$ 48
Cash flows from investing activities:			
Purchases of property, plant and equipment	(5)	(5)	—
Dividends from consolidated subsidiaries	7	46	19
Net cash provided by investing activities	2	41	19
Cash flows from financing activities:			
Net cash provided by consolidated subsidiaries	50	—	315
Proceeds from unsecured borrowings	1,304	3,482	2,762
Principal payments on unsecured borrowings	(1,205)	(3,498)	(3,118)
Proceeds on sale of warrants	—	—	35
Cash paid for purchased options	—	—	(66)
Issuances of common stock	8	10	4
Cash paid for debt issuance costs	(2)	(19)	(1)
Other, net	(4)	(1)	2
Net cash provided by (used in) financing activities	151	(26)	(67)
Net increase in Cash and cash equivalents	215	90	—
Cash and cash equivalents at beginning of period	92	2	2
Cash and cash equivalents at end of period	$ 307	$ 92	$ 2

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	PHH Corporation and Subsidiaries			PHH Corporation		
	2011	2010	2009	2011	2010	2009
	(In millions)					
Deferred tax valuation allowance:						
Balance, beginning of period	$ 54	$ 70	$ 74	$ 6	$ 8	$ 6
Additions:						
Charged to costs and expenses	6	2	2	—	—	2
Charged to other accounts	(16)	(18)	—	1	(2)	—
Deductions	—	—	(6)	—	—	—
Balance, end of period	$ 44	$ 54	$ 70	$ 7	$ 6	$ 8

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2011, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, management concluded that our disclosure controls and procedures were effective as of December 31, 2011.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, which is commonly referred to as GAAP. The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report which is included in this Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the internal control over financial reporting of PHH Corporation and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 28, 2012

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item and not otherwise set forth below is incorporated herein by reference to the information under the headings "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance" and "Committees of the Board" in our definitive Proxy Statement related to our 2012 Annual Meeting of Stockholders, which we expect to file with the Commission, pursuant to Regulation 14A, no later than 120 days after December 31, 2011 (the "2012 Proxy Statement").

EXECUTIVE OFFICERS

All executive officers are appointed by and serve at the pleasure of the Board of Directors. Executive officers as of February 17, 2012, and ages of officers at December 31, 2011, were as follows:

Glen A. Messina, age 50, ***President and Chief Executive Officer*** since January 2012. Mr. Messina served as our Chief Operating Officer from July 2011 to December 2011. Prior to joining PHH, Mr. Messina spent 17 years at General Electric Company ("GE") most recently as Chief Executive Officer of GE Chemical and Monitoring Solutions, a global water and process specialty chemicals services business, from 2008 until July 2011. Previously, Mr. Messina served as Chief Financial Officer of GE Water and Process Technologies from 2007 to 2008 and Chief Financial Officer of GE Equipment Services from 2002 to 2007. Prior thereto, Mr. Messina served in various other senior level positions at GE including, at GE Capital Mortgage Corporation, Chief Executive Officer from 1998 to 2000 and Chief Financial Officer from 1996 to 1998.

David J. Coles, age 47, ***Interim Executive Vice President and Chief Financial Officer*** since March 2011. Mr. Coles was appointed by PHH as Interim Executive Vice President and Chief Financial Officer while it conducts a search for a permanent Chief Financial Officer. Mr. Coles currently serves as a Managing Director of Alvarez & Marsal North America, LLC, a global professional services firm, based in New York and joined Alvarez & Marsal in 1997. Prior to that, Mr. Coles was a Senior Manager at Arthur Andersen & Co. in both the United Kingdom and New York. Mr. Coles is also a current director of Euro-Pro Holdings, Inc, a position he has held since 2008.

Luke S. Hayden, age 55, ***Executive Vice President, Mortgage*** since May 2010. Prior to joining PHH, Mr. Hayden served as Chief Executive Officer of Mortgage Renaissance Investment Trust from April 2009 to April 2010. Previously, Mr. Hayden served as Executive Vice President and Senior Managing Director at GMAC ResCap from March 2007 to October 2008 and President of Hayden Consulting, LLC from April 2005 to March 2007. Prior to that, Mr. Hayden spent 13 years at JP Morgan Chase Corporation from 1992 to 2005, including tenure as Executive Vice President of Consumer Market Risk Management. Prior thereto, Mr. Hayden held senior positions at Security Pacific National Bank and First Interstate Bank of California.

George J. Kilroy, age 64, ***Executive Vice President, Fleet*** since March 2001. Mr. Kilroy served as our Acting Chief Executive Officer and President from June 2009 to October 2009. Previously, Mr. Kilroy served as Senior Vice President, Business Development from May 1997 to March 2001 after having served in various other positions at PHH VMS since joining in 1976, including Head of Diversified Services and Financial Services.

Smriti Laxman Popenoe, age 43, *Executive Vice President and Chief Risk Officer* since September 2010. Prior to joining PHH, Ms. Popenoe served as Principal at TriSim, Inc, a financial advisory firm, from October 2009 to September 2010. Previously, Ms. Popenoe served as Senior Vice President, Balance Sheet Management at Wachovia (now Wells Fargo & Company) from September 2006 to September 2009. Prior to that, Ms. Popenoe served as Senior Vice President, Portfolio Management at Sunset Financial Resources, Inc (now Institutional Financial Markets, Inc.), a real estate investment trust, from 2003 to 2006. Prior thereto, Ms. Popenoe spent 9 years at Freddie Mac beginning in October 1994, serving most recently as Senior Portfolio Director, Mortgage Portfolio from March 1998 to October 2003.

Adele T. Barbato, age 63, *Senior Vice President and Chief Human Resources Officer* since February 2010. Prior to joining PHH, Ms. Barbato served as Senior Vice President, Human Resources of Drexel University from August 2006 to May 2009. Previously, Ms. Barbato served as Senior Vice President, Human Resources of MedQuist, Inc from February 2005 to August 2006. Prior to that, Ms. Barbato spent 19 years at Unisys Corporation from 1986 to 2005, including tenure as Vice President, Human Resources - International Operations and Global Diversity.

Jeff S. Bell, age 41, *Senior Vice President and Chief Information Officer* since February 2010. Prior to joining PHH, Mr. Bell served as Senior Vice President of eCommerce at Countrywide (now Bank of America Corporation) from 2008 to February 2010. Previously, Mr. Bell founded both AndersonBell Partners and Kaleidico, LLC and served in executive level positions from 2006 to 2008 and 2006, respectively. Prior to that, Mr. Bell served as Chief Information Officer of DeepGreen Financial from 2000 to 2006.

William F. Brown, age 54, *Senior Vice President, General Counsel and Secretary* since February 2005. Mr. Brown served as Senior Vice President and General Counsel of Cendant Mortgage (now PHH Mortgage Corporation) from June 1999 to February 2011 after having served in various other positions since joining Cendant Mortgage in November 1985.

Mark E. Johnson, age 52, *Senior Vice President and Treasurer* since December 2008. Previously, Mr. Johnson served as Vice President and Treasurer from February 2005 to December 2008. Prior to that, Mr. Johnson served as Vice President, Secondary Marketing of Cendant Mortgage from May 2003 to February 2005 after having served in various other positions since joining Cendant Mortgage in September 1994.

Jonathan T. McGrain, age 48, *Senior Vice President, Corporate Communications* since January 2010. Prior to joining PHH, Mr. McGrain served as Communications Counsel of Catinat Group, Ltd from January 2008 to January 2010. Previously, Mr. McGrain served as Director of Marketing and Communications at VinaCapital Investment Management, Ltd from April 2007 to December 2007. Prior to that, Mr. McGrain served as Senior Vice President, Marketing and Communications of Clayton Holdings from August 2006 to March 2007, and as Senior Vice President, Corporate Communications of Radian Group Inc from June 1999 to February 2006.

Milton S. Prime, age 49, *Senior Vice President* since December 2009. Previously, Mr. Prime served as Vice President of Internal Audit from April 2006 to December 2009. Prior to that, Mr. Prime served as Vice President of Internal Audit of PHH Mortgage Corporation from February 2005 to April 2006. Prior to joining PHH in February 2005, Mr. Prime served as Vice President of Financial Control of Mizuho Corporate Bank, USA from August 1996 to June 2004.

Item 11. Executive Compensation

Information required under this Item is incorporated herein by reference to the information under the headings "Executive Compensation," "Director Compensation" and "Compensation Committee Report" in our 2012 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required under this Item is incorporated herein by reference to the information under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2012 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required under this Item is incorporated herein by reference to the information under the headings "Certain Relationships and Related Transactions" and "Board of Directors—Independence of the Board of Directors" in our 2012 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required under this Item is incorporated herein by reference to the information under the heading "Principal Accountant Fees and Services" in our 2012 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1). Financial Statements

Information in response to this Item is included in Item 8 of Part II of this Form 10-K.

(a)(2). Financial Statement Schedules

Information in response to this Item is included in Item 8 of Part II of this Form 10-K and incorporated herein by reference to Exhibit 12 attached to this Form 10-K.

(a)(3) and (b). Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 28th day of February, 2012.

PHH CORPORATION

By: /s/ GLEN A. MESSINA
Name: Glen A. Messina
Title: President and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. The undersigned hereby constitute and appoint Glen A. Messina, David J. Coles and William F. Brown, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as Directors and officers of PHH Corporation, any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorneys-in-fact, or any one or more of them, as herein authorized.

Signature	Title	Date
/s/ GLEN A. MESSINA Glen A. Messina	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2012
/s/ DAVID J. COLES David J. Coles	Interim Executive Vice President and Chief Financial Officer	February 28, 2012
/s/ JAMES O. EGAN James O. Egan	Non-Executive Chairman of the Board of Directors	February 28, 2012
/s/ JAMES W. BRINKLEY James W. Brinkley	Director	February 28, 2012
/s/ THOMAS P. GIBBONS Thomas P. Gibbons	Director	February 28, 2012
/s/ ALLAN Z. LOREN Allan Z. Loren	Director	February 28, 2012
/s/ GREGORY J. PARSEGHIAN Gregory J. Parseghian	Director	February 28, 2012
/s/ DEBORAH M. REIF Deborah M. Reif	Director	February 28, 2012
/s/ CARROLL R. WETZEL, JR. Carroll R. Wetzel, Jr.	Director	February 28, 2012
/s/ CHARLES P. PIZZI Charles P. Pizzi	Director	February 28, 2012

EXHIBIT INDEX

Exhibit No.	Description	Incorporation by Reference
3.1	Amended and Restated Articles of Incorporation.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on February 1, 2005.
3.2	Articles Supplementary.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 27, 2008.
3.3	Articles of Amendment	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 16, 2009.
3.4	Amended and Restated By-Laws.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 1, 2011.
4.1	Specimen common stock certificate.	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.
4.2	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-laws of the registrant defining the rights of holders of common stock of the registrant.	Incorporated by reference to Exhibit 3.1 to our Current Reports on Form 8-K filed on February 1, 2005, March 27, 2008, June 16, 2009 and November 1, 2011, respectively.
4.3	Indenture dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.3.1	Supplemental Indenture No. 1 dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.3.2	Supplemental Indenture No. 2 dated as of January 30, 2001 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 8, 2001.
4.3.3	Supplemental Indenture No. 3 dated as of May 30, 2002 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q for the period ended June 30, 2007 filed on August 8, 2007.
4.3.4	Supplemental Indenture No. 4 dated as of August 31, 2006 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 1, 2006.
4.3.5	Form of PHH Corporation Internotes.	Incorporated by reference to Exhibit 4.6 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed on May 9, 2008.

Exhibit No.	Description	Incorporation by Reference
4.3.6	Form of 7.125% Note due 2013.	Incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on February 24, 2003.
4.4‡‡	Amended and Restated Base Indenture dated as of December 17, 2008 among Chesapeake Finance Holdings LLC, as Issuer, and JP Morgan Chase Bank, N.A., as indenture trustee.	Incorporated by reference to Exhibit 10.76 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
4.4.1	Series 2009-1 Indenture Supplement, dated as of June 9, 2009, among Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.5.11 to our Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed on November 5, 2009.
4.4.2	Series 2009-2 Indenture Supplement, dated as of September 11, 2009, among Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 16, 2009.
4.4.3	Series 2009-3 Indenture Supplement, dated as of November 18, 2009, among Chesapeake Funding, LLC as issuer and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.4	Form of Series 2009-3 Class A Investor Note	Incorporated by reference to Exhibit 4.4.4 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.5	Form of Series 2009-3 Class B Investor Note	Incorporated by reference to Exhibit 4.4.5 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.6	Form of Series 2009-3 Class C Investor Note	Incorporated by reference to Exhibit 4.4.6 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.7	Series 2009-4 Indenture Supplement, dated as of December 18, 2009 among Chesapeake Funding, LLC as issuer and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.7 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.8	Form of Series 2009-4 Class A Investor Note	Incorporated by reference to Exhibit 4.4.8 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.9	Form of Series 2009-4 Class B Investor Note	Incorporated by reference to Exhibit 4.4.9 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.10	Form of Series 2009-4 Class C Investor Note	Incorporated by reference to Exhibit 4.4.10 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.11	Series 2010-1 Indenture Supplement, dated as of June 1, 2010 among Chesapeake Funding, LLC as issuer and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.11 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.12	Form of Series 2010-1 Floating Rate Asset Backed Variable Funding Investor Notes, Class A.	Incorporated by reference to Exhibit 4.4.12 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.

Exhibit No.	Description	Incorporation by Reference
4.4.13	Form of Series 2010-1 Floating Rate Asset Backed Investor Notes, Class B.	Incorporated by reference to Exhibit 4.4.13 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.14	Amended and Restated Series 2010-1 Indenture Supplement dated as of June 29, 2011, among Chesapeake Funding, LLC, PHH Vehicle Management Services, LLC, JPMorgan Chase Bank, N.A., Certain Non-Conduit Purchasers, Certain CP Conduit Purchaser Groups, Funding Agents for the CP Conduit Purchaser Groups, Certain Class B Note Purchasers and The Bank of New York Mellon.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on July 6, 2011.
4.4.15	Series 2011-1 Indenture Supplement dated as of June 29, 2011, among Chesapeake Funding, LLC, PHH Vehicle Management Services, LLC, JPMorgan Chase Bank, N.A., Certain Non-Conduit Purchasers, Certain CP Conduit Purchaser Groups, Funding Agents for the CP Conduit Purchaser Groups, Certain Class B Note Purchasers and The Bank of New York Mellon.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on July 6, 2011.
4.4.16	Series 2011-2 Indenture Supplement dated as of September 28, 2011, between Chesapeake Funding, LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.16 to our Quarterly Report on Form 10-Q filed on November 2, 2011.
4.4.17	First Amendment, dated as of December 28, 2011, among Chesapeake Funding LLC, as issuer, PHH Vehicle Management Services, LLC, as administrator, The Bank of New York Mellon, as indenture trustee, Canadian Imperial Bank of Commerce, NY Agency, as a new non-conduit purchaser, and PHH Sub 2 Inc., as a new Class B Note purchaser, to the Amended and Restated Series 2010-1 Indenture Supplement, dated as of June 29, 2011, among Chesapeake Funding LLC, as issuer, PHH Vehicle Management Services, LLC, as administrator, JPMorgan Chase Bank, N.A., as administrative agent, certain non-conduit purchasers, certain CP conduit purchaser groups, funding agents for the CP conduit purchaser groups and certain Class B Note purchasers named therein and The Bank of New York Mellon, as indenture trustee, to the Amended and Restated Base Indenture, dated as of December 17, 2008, as amended as of May 28, 2009, between Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on January 3, 2012.

Exhibit No.	Description	Incorporation by Reference
4.4.18	First Amendment, dated as of December 28, 2011, among Chesapeake Funding LLC, as issuer, PHH Vehicle Management Services, LLC, as administrator, The Bank of New York Mellon, as indenture trustee, Canadian Imperial Bank of Commerce, NY Agency, as a new non-conduit purchaser, and PHH Sub 2 Inc., as a new Class B Note purchaser, to the Series 2011-1 Indenture Supplement, dated as of June 29, 2011, among Chesapeake Funding LLC, as issuer, PHH Vehicle Management Services, LLC, as administrator, JPMorgan Chase Bank, N.A., as administrative agent, certain non-conduit purchasers, certain CP conduit purchaser groups, funding agents for the CP conduit purchaser groups and certain Class B Note purchasers named therein and The Bank of New York Mellon, as indenture trustee, to the Amended and Restated Base Indenture, dated as of December 17, 2008, as amended as of May 28, 2009, between Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on January 3, 2012.
4.5	Indenture dated as of April 2, 2008, by and between PHH Corporation and The Bank of New York, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on April 4, 2008.
4.5.1	Form of Global Note 4.00% Convertible Senior Note Due 2012.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on April 4, 2008.
4.6	Indenture dated as of September 29, 2009, by and between PHH Corporation and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.6.1	Form of Global Note 4.00% Convertible Senior Note Due 2014.	Incorporated by reference to Exhibit A of Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.7	Trust Indenture dated as of November 16, 2009, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.1	Series 2010-1 Supplemental Indenture dated as of January 27, 2010, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.2	Fleet Leasing Receivables Trust Series 2010-1 Class A-1a Asset-Backed Note.	Incorporated by reference to Schedule A-1a of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.3	Fleet Leasing Receivables Trust Series 2010-1 Class A-1b Asset-Backed Note.	Incorporated by reference to Schedule A-1b of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.4	Fleet Leasing Receivables Trust Series 2010-1 Class A-2a Asset-Backed Note.	Incorporated by reference to Schedule A-2a of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.

Exhibit No.	Description	Incorporation by Reference
4.7.5	Fleet Leasing Receivables Trust Series 2010-1 Class A-2b Asset-Backed Note.	Incorporated by reference to Schedule A-2b of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.6	Fleet Leasing Receivables Trust Series 2010-1 Class B Asset-Backed Note.	Incorporated by reference to Schedule B of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.7	Series 2010-2 Supplemental Indenture dated as of August 31, 2010, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.7.7 to our Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed on November 3, 2010.
4.7.8	Fleet Leasing Receivables Trust Series 2010-2 Class A Asset-Backed Note.	Incorporated by reference to Exhibit 4.7.8 to our Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed on November 3, 2010.
4.7.9	Fleet Leasing Receivables Trust Series 2010-2 Class B Asset-Backed Note.	Incorporated by reference to Exhibit 4.7.9 to our Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed on November 3, 2010.
4.8	Indenture dated as of August 11, 2010 between PHH Corporation, as Issuer, and The Bank of New York Mellon Trust Company, N.A., as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on August 12, 2010.
4.8.1	Form of $9^{1}/4\%$ Senior Note Due 2016.	Incorporated by reference to Exhibit 4.8.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2011 filed on May 4, 2011.
4.8.2	First Supplemental Indenture, dated December 12, 2011, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on December 12, 2011.
4.9	Base Indenture, dated January 17, 2012, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on January 17, 2012.
4.9.1	First Supplemental Indenture, dated January 17, 2012, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on January 17, 2012.
4.9.2	Form of 6.00% Convertible Senior Note due 2017.	Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on January 17, 2012.
10.1	Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein (the "Lenders"), and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.47 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.

Exhibit No.	Description	Incorporation by Reference
10.1.1	Second Amendment, dated as of November 2, 2007, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 2, 2007.
10.1.2	Third Amendment, dated as of March 27, 2008, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.1.2 to our Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed on November 5, 2009.
10.1.3‡‡	Fourth Amendment, dated as of June 25, 2010, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein and JP Morgan Chase Bank, N.A. as a Lender and as a Administrative Agent for the lenders.	Incorporated by reference to Exhibit 10.1.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed on August 3, 2010.
10.1.4	Fifth Amendment, dated as of January 10, 2012, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein and JP Morgan Chase Bank, N.A. as a Lender and as a Administrative Agent for the lenders.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 11, 2012.
10.2	Purchase Agreement dated March 27, 2008 by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.2	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.3	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on April 4, 2008.

Exhibit No.	Description	Incorporation by Reference
10.2.4	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.5	Master Terms and Conditions for Convertible Debt Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.6	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.7	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.8	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.10	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.11	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.12	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on April 4, 2008.
10.3	Third Amended and Restated Master Repurchase Agreement dated as of June 24, 2011, between The Royal Bank of Scotland PLC, as Buyer, PHH Mortgage Corporation, as Seller.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 30, 2011.
10.3.1	Third Amended and Restated Guaranty dated as of June 18, 2010, made by PHH Corporation in favor of The Royal Bank of Scotland, PLC.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on June 23, 2010.
10.4‡‡	Purchase Agreement dated September 2, 2009 by and among PHH Corporation, PHH Vehicle Management Services, LLC, Chesapeake Funding LLC and J.P. Morgan Securities, Inc, Banc of America Securities LLC and Citigroup Global Markets, Inc., as representatives of several initial purchasers.	Incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q/A for the period ended September 30, 2009 filed on January 12, 2010.
10.5	Purchase Agreement dated September 23, 2009, by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 29, 2009.

Exhibit No.	Description	Incorporation by Reference
10.5.2	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.3	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.4	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.5	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.6	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.7	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.8	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.10	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.11	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.12	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on September 29, 2009.
10.5.13	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 1, 2009.
10.5.14	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 1, 2009.

Exhibit No.	Description	Incorporation by Reference
10.5.15	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 1, 2009.
10.5.16	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 1, 2009.
10.5.17	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on October 1, 2009.
10.5.18	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on October 1, 2009.
10.6†	Form of Indemnification Agreement.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 20, 2010.
10.6.1†	PHH Corporation Unanimous Written Consent of the Board of Directors effective August 18, 2010.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 20, 2010.
10.6.2†	PHH Corporation Management Incentive Plan.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 6, 2010.
10.6.3†	Form of PHH Corporation Management Incentive Plan Award Notice.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 6, 2010.
10.6.4†	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009).	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 22, 2009.
10.6.5†	First Amendment to the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on August 20, 2010.
10.6.6†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended.	Incorporated by reference to Exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.
10.6.7†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement.	Incorporated by reference to Exhibit 10.29 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.
10.6.8†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.36 to our Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.
10.6.9†	Form of PHH Corporation 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.37 to our Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.
10.6.10†‡‡	Form of 2009 Performance Unit Award Notice and Agreement for Certain Executive Officers, as approved by the Compensation Committee on March 25, 2009.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2009.

Exhibit No.	Description	Incorporation by Reference
10.6.11†	Separation Agreement between PHH Corporation and Mark R. Danahy dated as of August 4, 2010.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 4, 2010.
10.6.12†	Letter Agreement between PHH Corporation and Alvarez & Marsal North America, LLC dated March 1, 2011.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 4, 2011.
10.6.13†	Separation Agreement by and between Sandra Bell and PHH Corporation dated as of May 6, 2011.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 9, 2011.
10.6.14†	Form of Restrictive Covenant Agreement.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 18, 2011.
10.6.15†	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 18, 2011.
10.6.16†‡	Form of 2011 Performance Restricted Stock Unit Award Notice and Agreement.	Filed Herewith.
10.6.17†	Form of 2012 Non-Qualified Stock Option Award Notice and Agreement.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 24, 2012.
10.6.18†	Form of 2012 Restricted Stock Unit Award Notice and Agreement.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 24, 2012.
10.7	Trust Purchase Agreement dated January 27, 2010 between Fleet Leasing Receivables Trust, as purchaser, PHH Fleet Lease Receivables L.P., as seller, PHH Vehicle Management Services Inc., as servicer and PHH Corporation, as performance guarantor.	Incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
10.7.1	Agency Agreement dated as of January 25, 2010, between BNY Trust Company of Canada as trustee of Fleet Leasing Receivables Trust, PHH Vehicle Management Services Inc., as financial services agent of Fleet Leasing Receivables Trust and as originator, PHH Fleet Lease Receivables L.P., as seller and Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., as agents.	Incorporated by reference to Exhibit 10.15.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
10.7.2‡‡	Agency Agreement dated as of January 25, 2010, between BNY Trust Company of Canada as trustee of Fleet Leasing Receivables Trust, PHH Vehicle Management Services Inc., as financial services agent of Fleet Leasing Receivables Trust and as originator, PHH Fleet Lease Receivables L.P., as seller and Merrill Lynch Canada Inc. and Banc of America Securities LLC, as agents.	Incorporated by reference to Exhibit 10.15.2 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
10.8	Mortgage Loan Participation Purchase and Sale Agreement dated as of July 23, 2010, between PHH Mortgage Corporation, as seller, and Bank of America, N.A., as purchaser.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 29, 2010.

Exhibit No.	Description	Incorporation by Reference
10.8.1	Amendment No. 2 to Mortgage Loan Participation Purchase and Sale Agreement dated as of July 14, 2011, between Bank of America, N.A. and PHH Mortgage Corporation.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2011.
10.9‡‡	Purchase Agreement, dated August 6, 2010, by and between PHH Corporation, Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and RBS Securities Inc., as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 9, 2010.
10.10	Registration Rights Agreement, dated August 11, 2010, by and between PHH Corporation and Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and RBS Securities Inc., as representatives of several initial purchasers of the notes.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August, 12, 2010.
10.11	Mortgage Loan Participation Sale Agreement dated as of September 2, 2010, between PHH Mortgage Corporation, as seller, and JPMorgan Chase Bank, National Association, as purchaser.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 3, 2010.
10.11.1	Amendment No. 1 to Mortgage Loan Participation Sale Agreement dated as of August 15, 2011, by and between PHH Mortgage Corporation, as seller, and JPMorgan Chase Bank, National Association, as purchaser.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 17, 2011.
10.11.2	Amendment No. 2 to Mortgage Loan Participation Sale Agreement dated as of September 27, 2011, by and between PHH Mortgage Corporation, as seller, and JPMorgan Chase Bank, National Association, as purchaser.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 29, 2011.
10.12	Letter Agreement between Fannie Mae and PHH Mortgage Corporation dated December 15, 2011.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 21, 2011.
10.13	Underwriting Agreement, dated December 7, 2011, by and between PHH Corporation and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the several Underwriters.	Incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K filed on December 8, 2011.
10.14	Underwriting Agreement, dated January 10, 2012, by and between PHH Corporation and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters.	Incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K filed on January 11, 2012.
12	Computation of Ratio of Earnings to Fixed Charges.	Filed herewith.
21	Subsidiaries of the Registrant.	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
24	Powers of Attorney.	Incorporated by reference to the signature page to this Annual Report on Form 10-K.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

Exhibit No.	Description	Incorporation by Reference
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
101.INS	XBRL Instance Document	Furnished herewith.
101.SCH	XBRL Taxonomy Extension Schema Document	Furnished herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Furnished herewith.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Furnished herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Furnished herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Furnished herewith.

‡ Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act which portions have been omitted and filed separately with the Commission.

‡‡ Confidential treatment has been granted for certain portions of this Exhibit pursuant to an order under the Exchange Act which portions have been omitted and filed separately with the Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Earnings available to cover fixed charges:					
(Loss) income before income taxes	$ (202)	$ 115	$ 280	$ (443)	$ (45)
Plus: fixed charges	289	282	243	344	492
Total	$ 87	$ 397	$ 523	$ (99)	$ 447
Fixed charges:					
Interest expense[1]	$ 281	$ 274	$ 236	$ 333	$ 480
Estimated interest portion of net rental expense[2]	8	8	7	11	12
Total	$ 289	$ 282	$ 243	$ 344	$ 492
Ratio of earnings to fixed charges	0.30 [3]	1.41	2.15	—[3]	0.91 [3]

(1) Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2) One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3) The ratio of earnings to fixed charges was less than 1:1. Earnings were deficient to cover fixed charges by $202 million, $443 million and $45 million for the years ended December 31, 2011, 2008 and 2007, respectively. The earnings deficiencies were primarily due to unfavorable Valuation adjustments related to mortgage servicing rights, net.

Exhibit 21

SUBSIDIARIES OF REGISTRANT
As of December 31, 2011

Name of Subsidiary	Jurisdiction of Incorporation or Formation
Atrium Insurance Corporation	NY
Atrium Reinsurance Corporation	VT
Axiom Financial, LLC	UT
Cartus Home Loans, LLC	DE
Canadian Lease Management Ltd.	Canada
Center for Transportation Safety, LLC	DE
Century 21 Mortgage Corporation	MA
Chesapeake Finance Holdings LLC	DE
Chesapeake Funding LLC	DE
Coldwell Banker Home Loans, LLC	DE
Coldwell Banker Mortgage Corporation	MA
D. L. Peterson Trust	DE
Dealers Holding, Inc.	MD
Domain Distinctive Property Finance Corporation	MA
Driversshield.com FS Corp.	NY
Edenton Motors, Inc.	MD
ERA Home Loans, LLC	DE
ERA Mortgage Corporation	MA
First Fleet Corporation	MA
First Fleet Master Titling Trust	DE
Fleet Leasing Receivables Trust	Canada
FLR GP1 Inc.	Canada
FLR GP2 Inc.	Canada
FLR LP Inc.	Canada
Haddonfield Holding Corporation	DE
Instamortgage.com Corporation	MD
J.W. Geckle Trust	MD
JHH Partnership	MD
Landover Mortgage, LLC	WA
Long Island Mortgage Group, Inc. (dba Corcoran Capital; L'Argent Funding Consultants; Home Key Mortgage Bankers; Royal Capital; Manhattan Island Capital; Long Island Mortgage Resources; NYC Capital; Madison Avenue Capital)	NY
MortgageSave.com Corporation	MA
NE Moves Mortgage, LLC	MA
Pacific Access Mortgage, LLC	HI

Name of Subsidiary	Jurisdiction of Incorporation or Formation
PHH (Bermuda) Holdings Ltd.	Bermuda
PHH Auto Finance LLC	MD
PHH Broker Partner Corporation	MD
PHH Canadian Holdings, Inc.	DE
PHH Caribbean Leasing, Inc.	MD
PHH Charitable Trust	U.K.
PHH Continental Leasing, LLC	MD
PHH Corner Leasing, Inc.	MD
PHH Corporate Services, Inc.	DE
PHH de Brasil Paricopaceos Ltda.	Brazil
PHH Financial Services LLC	MD
PHH Fleet Lease Receivables L.P.	Canada
PHH Home Loans, LLC (dba Sunbelt Lending Services; Hamera Home Loans; ERA Home Loans; Burnet Home Loans; Coldwell Banker Home Loans; Cartus Home Loans; First Capital; Preferred Mortgage Group)	DE
PHH Leasing of Canada Ltd	Canada
PHH Market Leasing, Inc.	MD
PHH Milford Leasing, Inc.	MD
PHH Mortgage Capital LLC	DE
PHH Mortgage Corporation	NJ
PHH Mortgage Services Corporation	MD
PHH Services B.V.	Netherlands
PHH St. Paul Leasing, Inc.	DE
PHH Sub 1 Inc.	DE
PHH Sub 2 Inc.	DE
PHH Vehicle Management Services Group LLC	DE
PHH Vehicle Management Services, Inc.	Canada
PHH Vehicle Management Services, LLC (dba PHH Arval)	DE
Preferred Mortgage Group, LLC	DE
Raven Funding LLC	DE
RMR Financial, LLC (dba Princeton Capital; Mortgage California)	CA
Speedy Title & Appraisal Review Services LLC	DE
VMS Holdings LLC	DE
Williamsburg Motors, Inc.	MD

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-178364 and 333-177723 on Form S-3 and Registration Statement Nos. 333-161020, 333-122477, 333-123055, and 333-128144 on Form S-8 of our reports dated February 28, 2012, relating to the consolidated financial statements and financial statement schedules of PHH Corporation and the effectiveness of PHH Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PHH Corporation and subsidiaries for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glen A. Messina, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Glen A. Messina
Glen A. Messina
President and Chief Executive Officer

Date: February 28, 2012

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David J. Coles, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ David J. Coles
David J. Coles
Interim Executive Vice President and Chief Financial Officer

Date: February 28, 2012

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Glen A. Messina
Glen A. Messina
President and Chief Executive Officer

Date: February 28, 2012

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ David J. Coles
David J. Coles
Interim Executive Vice President and Chief Financial Officer

Date: February 28, 2012

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

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Board of Directors

James W. Brinkley[2, 4]
Independent Director

James O. Egan[1, 2]
Independent Director
Non-Executive Chairman of the Board
Chair, Audit Committee

Thomas P. Gibbons[1]
Independent Director

Allan Z. Loren[2, 4]
Independent Director
Chair, Human Capital and Compensation Committee

Glen A. Messina
Director

Gregory J. Parseghian[1, 2, 3]
Independent Director
Chair, Finance and Risk Management Committee

Charles P. Pizzi[4]
Independent Director

Deborah M. Reif[2, 3, 4]
Independent Director

Carroll R. Wetzel, Jr.[1, 2, 3]
Independent Director
Chair, Corporate Governance Committee

Committee Assignments:
[1]Audit, [2]Corporate Governance, [3]Finance and Risk Management, [4]Human Capital and Compensation

Executive Officers

Glen A. Messina
President and Chief Executive Officer

David J. Coles
Interim Executive Vice President and
Chief Financial Officer

George J. Kilroy
Executive Vice President, Fleet

Smriti Laxman Popenoe
Executive Vice President, Chief Risk Officer and
Interim President, PHH Mortgage

Adele T. Barbato
Senior Vice President and
Chief Human Resources Officer

Jeff S. Bell
Senior Vice President and Chief Information Officer

Richard J. Bradfield
Senior Vice President and Treasurer

William F. Brown
Senior Vice President, General Counsel and Secretary

Jonathan T. McGrain
Senior Vice President, Corporate Communications

Other Corporate Officers

Leith W. Kaplan
Senior Vice President, Chief Ethics and
Compliance Officer

Michael D. Orner
Senior Vice President, Chief Audit and
Controls Officer

Hugo Arias
Vice President and Assistant Treasurer

Peter Au-Yang
Vice President, Human Resources

James S. Ballan
Vice President, Investor Relations

Michael R. Bogansky
Vice President, Assistant Controller, Financial Reporting

Christopher R. Brewer
Vice President, One Platform

Michael A. Carver
Vice President, Business Process Reengineering

J. Christopher Clifton
Vice President, Legal and Assistant Secretary

Rita L. Ennis
Vice President, Human Resources

John J. Erdmann
Vice President and Controller

Steven E. Grem
Vice President, Operations

Maryann Kelly
Vice President, IT

Brian T. Kukwa
Vice President, eCommerce

Aleksandrs P. Malinovskis
Vice President, Financial Planning and Analysis

Michael F. McDonald
Vice President, Assistant Controller,
Financial Accounting

Efosa Osayamwen
Vice President, Privacy and Records Management

Woody Priester
Vice President, IT and
Chief Information Security Officer

Mark Rhodes
Vice President, Tax

Kathryn M. Ruggieri
Vice President, Talent Management &
Organizational Effectiveness

Jared B. Wilbanks
Vice President, IT Services

Michael Nixon
Assistant Treasurer

Joseph Weikel
Assistant Secretary

Corporate Headquarters
PHH Corporation
3000 Leadenhall Road
Mount Laurel, NJ 08054
(856) 917-1744

Annual Meeting
The 2012 Annual Meeting of Stockholders will be held on June 6, 2012 at 10:00 a.m., local time, at our corporate headquarters, 3000 Leadenhall Road, Mount Laurel, NJ 08054.

Stock Listing
New York Stock Exchange
Ticker Symbol "PHH"

Transfer Agent
Computershare Shareowner Services, LLC
Attn: Shareholder Relations
P.O. Box 358016
Pittsburgh, PA 15252-8016
(866) 245-7559
www.bnymellon.com/shareowner/isd

Electronic Access
Please join PHH in its commitment to being an environmentally responsible corporation by electing to receive future stockholder materials electronically. Log on to www.bnymellon.com/shareowner/isd for enrollment instructions. Stockholders who hold PHH shares in a brokerage account may sign up for electronic delivery at www.proxyvote.com.

Investor Information
The Company's Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Conduct for Employees and Officers, Code of Business Conduct and Ethics for Directors, Board committee charters and other investor information may be accessed via the Internet at www.phh.com and are also available, free of charge, upon request directly to the Company as follows:

PHH Corporation
Investor Relations
3000 Leadenhall Road
Mail Stop CC
Mount Laurel, NJ 08054
(856) 917-7405

PHH Corporation

PHH

PHH Corporation

PHH

www.phh.com

11289-04-12